Exhibit 99.1

Naked Brand Group Limited

(ACN 619 054 938)

Extraordinary General Meeting

Notice of Meeting and Explanatory Memorandum

10:00am (AEDT), Tuesday, 21 December 2021

6:00pm (EST), Monday, 20 December 2021

BDO Sydney, Level 11, 1 Margaret Street, Sydney NSW 2000, Australia

Independent Expert’s Report: Shareholders should carefully consider the Independent Expert’s Report, which is attached to this Notice of Meeting as Annexure A. The Independent Expert has concluded that the Proposed Transaction, as set out in the Explanatory Memorandum, is not fair but reasonable to Shareholders in the absence of a superior proposal, for the reasons set out in the Independent Expert’s Report.

Important Notes: This document, which includes the Notice of Meeting, Explanatory Memorandum and Independent Expert’s Report, is important and should be read in its entirety.

This Notice of Meeting does not take into account the individual investment objectives, financial situation or particular needs of any person. Shareholders should seek professional advice from a licensed financial adviser, accountant, stockbroker, legal adviser or other professional adviser before deciding whether or not to approve the Resolutions set out in this Notice.

2 EXECUTIVE CHAIRMAN’S LETTER

Executive Chairman’s Letter

Dear Shareholder

On behalf of the Board, I am pleased to invite you to attend an Extraordinary General Meeting on Tuesday, 21 December 2021 at 10:00am (Australian Eastern Daylight Time) / Monday, 20 December 2021 at 6:00pm (Eastern Standard Time) (Meeting), to consider and vote on resolutions in relation to approving the proposed acquisition of the Cenntro electric commercial vehicles design and manufacturing business (ECV Business), as announced on 8 November 2021.

On 5 November 2021, Naked Brand Group Limited (Company) entered into a definitive stock purchase agreement (Stock Purchase Agreement) with Cenntro Automotive Group Limited (CAG), under which it is proposed that the Company will acquire certain wholly owned subsidiaries of CAG which conduct the ECV Business, in exchange for approximately 67.9% of the fully paid ordinary shares in the Company post-Closing (Shares) (on a fully diluted basis, as determined in accordance with the Stock Purchase Agreement) (Proposed Transaction). These Shares will then be distributed by CAG to its shareholders promptly following Closing. In addition, each CAG employee stock option will be converted into an option to purchase an equivalent number of Shares at an equivalent option exercise price. The Proposed Transaction is conditional on the Company and CAG obtaining all necessary regulatory and shareholder approvals.

The Non-Executive Directors have carefully considered the advantages, disadvantages and risks associated with the Proposed Transaction and believe that the Proposed Transaction presents Shareholders with a compelling opportunity to acquire a position in an industry leader with strong growth prospects and disruptive technology.

The Independent Expert appointed to assess the Proposed Transaction considers that the Proposed Transaction is not fair but reasonable to Shareholders in the absence of a superior proposal. Further details regarding the Proposed Transaction (including the Independent Expert’s Report) and the Resolutions are set out in the Notice of Meeting and Explanatory Memorandum which you are strongly encouraged to read in its entirety.

The Non-Executive Directors unanimously believe that the Proposed Transaction is in the best interests of Shareholders. Accordingly:

●	each Non-Executive Director recommends that Shareholders vote in favour of the Transaction Resolutions; and

●	each Non-Executive Director confirms that they intend to vote any Shares that they own in favour of the Transaction Resolutions.

The Board strongly encourages you to submit a proxy vote online ahead of the Meeting. Proxy votes can be lodged at www.cstproxyvote.com.

On behalf of the Board I would like to thank you for your continued support.

Yours sincerely,

Justin Davis-Rice
Executive Chairman

3 KEY INFORMATION

Key Information in respect of the Proposed Transaction

Question	Answer	Reference
Proposed Transaction
What is the Proposed Transaction?

The Company proposes to acquire the electric commercial vehicles design and manufacturing business (ECV Business) conducted by certain subsidiaries of Cenntro Automotive Group Limited (CAG).

On 5 November 2021, the Company entered into a definitive stock purchase agreement (Stock Purchase Agreement) providing for the Company to complete a combination with Cenntro Automotive Group Limited, a Hong Kong company (CAG HK), Cenntro Automotive Corporation, a Delaware corporation (CAC), and Cenntro Electric Group, Inc., a Delaware corporation (CEG and, collectively with CAG HK and CAC, the CAG Subs), by acquiring all of their issued and outstanding shares (Cenntro Shares), (Proposed Transaction).

In exchange, CAG will receive the number of fully paid ordinary shares in the Company (Shares) equal to seven-thirds (7/3) times (i) the number of fully diluted Shares outstanding immediately prior to consummation of the Proposed Transaction (Closing), less (ii) each CAG employee stock option outstanding immediately prior to the Closing that will be converted into an option to purchase a number of Shares equal to the number of CAG shares for which such stock option was exercisable immediately prior to the Closing multiplied by the Exchange Ratio (as defined below) at an option exercise price equal to the exercise price per share of such stock option immediately prior to the Closing divided by the Exchange Ratio (Converted CAG Option), all as determined in accordance with the Stock Purchase Agreement (Acquisition Shares). The Acquisition Shares will then be distributed by CAG to its shareholders promptly following Closing.

Section 1.1

4 KEY INFORMATION

Question	Answer	Reference
What are the key aspects of the Proposed Transaction and Stock Purchase Agreement?

Closing of the Proposed Transaction is expected to occur by 31 December 2021, after receipt of the required approval by Shareholders and CAG Shareholders and the satisfaction or waiver of the other closing conditions set forth in the Stock Purchase Agreement, including the condition that the Company has cash of at least US$282 million and liabilities of no more than US$10 million in the aggregate immediately prior to the Closing, FIRB Approval for the Proposed Transaction having been obtained, and that The Nasdaq Stock Market LLC (Nasdaq) has approved the initial listing application in connection with the Proposed Transaction with respect to the Acquisition Shares and the Acquisition Shares have been approved for listing on Nasdaq as of the Closing.

FIRB Approval was obtained for the Proposed Transaction on 12 November 2021. There can be no assurance, however, that the other closing conditions set forth in the Stock Purchase Agreement will be satisfied or waived.

Concurrently with the execution of the Stock Purchase Agreement, the Company also entered into:

(a)   a loan agreement for, and funded, a US$30 million secured loan to the CAG Subs (Loan Agreement);

(b)   lock-up agreements with certain CAG Shareholders who agreed not to transfer Shares beneficially owned or owned of record by them for a period of 180 days after consummation of the Proposed Transaction;

(c)   a relationship agreement with Peter Wang, Cenntro Enterprise Limited (CEL) and Trendway Capital Limited (TCL) (both entities ultimately owned by Mr. Wang) (together the Wang Parties), providing director nomination powers to the Wang Parties in limited circumstances (Relationship Agreement);

in addition:

(d)   the shareholders and holders of secured convertible notes of CAG and certain officers of the Company will enter into a registration rights agreement under which they will be granted certain rights to have registered for resale under the U.S. Securities Act of 1933 (Securities Act) the Shares received by them in the Proposed Transaction or granted as compensation;

(e)  certain CAG Shareholders, who hold sufficient ordinary and preferred shares of CAG to approve the Proposed Transaction, entered into support agreements to execute written consents to approve the Proposed Transaction;

(f)   certain Shareholders have delivered statements of intention to vote in favour of the Proposed Transaction at the Meeting; and

in order to meet the US$282 million minimum cash closing condition for the Proposed Transaction, the Company entered into:

(g)   an equity distribution agreement for an “at-the-market” offering, through Maxim Group, LLC (Maxim), of up to US$300 million of Shares (ATM Offering); and

(h)   a securities purchase agreement for a private placement to certain accredited investors of US$30 million of Shares and warrants to purchase Shares (Private Placement).

Summaries of the above agreements are set out in Section 1.1. Full copies of the agreements are attached as exhibits to the Form 6-K filed by the Company with the SEC on 8 November 2021 which is available on the SEC website at http://www.sec.gov or upon request to the Company.

Section 1.1

5 KEY INFORMATION

Question	Answer	Reference
Who is Cenntro?

Cenntro is a designer and manufacturer of electric light- and medium-duty commercial vehicles (ECVs). Its purpose-built ECVs are designed to serve a variety of corporate and governmental organizations in support of city services, last-mile delivery and other commercial applications. As of June 30, 2021, Cenntro has sold or put into service more than 3,100 units of its first ECV model, the Metro®, in 16 countries across North America, Europe and Asia.

Cenntro plans to introduce four new ECV models to serve the light- and medium-duty market by the end of 2021. Cenntro’s mission is to leverage its technological and research and development capabilities in areas such as vehicle design, digital component development, vehicle control software, and “smart” driving to become a technology leader in the ECV market.

Prior to the Closing of the Proposed Transaction, the entities that comprise Cenntro (being the CAG Subs) are wholly owned subsidiaries of CAG. As of the date of this Explanatory Memorandum, the Chief Executive Officer of CAG, Peter Wang, indirectly owns approximately 40.318% of CAG, on a fully diluted basis, which ownership he holds through CEL and TCL. Mr. Wang has a significant influence over all corporate matters relating to CAG.

Section 1.2
Why is Shareholder approval being sought for the Proposed Transaction?

The Proposed Transaction is conditional on the Company and CAG obtaining all necessary regulatory and shareholder approvals.

Shareholder approval is being sought pursuant to and in accordance with item 7 of section 611 of the Corporations Act in relation to the issue of the Acquisition Shares by the Company to CAG as consideration for the acquisition by the Company of the Cenntro Shares from CAG, the subsequent Distribution of the Acquisition Shares by CAG to the CAG Shareholders promptly following Closing, and entry into the Lock-up Agreements.

Section 1.3
What will the shareholding in the Company be as a result of the Proposed Transaction being approved?	Refer to the table at Section 1.4.1 “Effect of the Proposed Transaction on the capital structure of the Company” showing the anticipated pro-forma ownership of the Company post-Closing.	Section 1.4.1
What are the future intentions for the Company?

Following Closing, it is contemplated that CAG will immediately distribute the Acquisition Shares and no longer remain a shareholder of the enlarged group of the Company (that will include the CAG Subs) that will exist after Closing (Enlarged Group). The Wang Parties, as principal shareholders of CAG and the Company following the Closing, currently:

(a)   intend to be supportive of the continued operation of the existing ECV Business and projects and do not intend to make any significant changes to the ECV Business, other than with respect to the proposed expansion of current operations, including, for instance, establishing new assembly facilities in Dusseldorf, Germany and Jacksonville, Florida, as previously disclosed to the Company;

(b)   have no intention of injecting further capital into the Enlarged Group;

(c)   have no intention of making material changes regarding the future employment of substantially all the present employees of the Enlarged Group;

(d)   intend to retain the composition of the Board as it will be constituted at completion of the Proposed Transaction;

(e)   do not intend to redeploy any fixed assets of the Enlarged Group, other than with respect to the proposed expansion of current operations described above;

(f)    do not intend to transfer any property between the Enlarged Group and CAG, the Wang Parties or any of their respective associates; and

(g)   have no intention to change the Enlarged Group's existing policies in relation to financial matters or dividends.

Section 1.4.2

6 KEY INFORMATION

Question	Answer	Reference
What is the proposed structure of the Board following Closing?

Under the Stock Purchase Agreement, immediately following the Closing Date, the Board will consist of up to five Directors, which will initially include (subject to the approval of Resolution 3 to amend the Constitution to introduce staggered classes):

(a)   one Director nominee designated by the Company, namely Justin Davis-Rice, an existing Director, as a class II Director;

(b)   four Director nominees designated by the Wang Parties (Wang Parties Nominee Directors), namely:

(i)    Peter Wang, as managing Director and chairman of the Board;

(ii)   Chris Thorne, as a class I Director;

(iii)   Joe Tong, as a class II Director; and

(iv)  Simon Charles Howard Tripp, an existing Director, as a class III Director. Refer to Section 1.1.7 for why Mr. Tripp has been designated a Director nominee by the Wang Parties.

Biographies of Mr. Davis-Rice and Mr. Tripp, who will stay on the Board, are set out at Section 1.4.3.1. Biographies of Mr. Wang, Mr. Thorne and Mr. Tong, who will be appointed to the Board subject to the approval of Resolution 4, are set out at Section 1.4.3.2.

Section 1.4.3.2 Section 4
Why is Shareholder approval being sought for the Company to change its name?

Sections 157(1) and 136(2) of the Corporations Act require that the Company pass a special resolution to change the name of the Company from “Naked Brand Group Limited” to “Cenntro Electric Group Limited” and to amend the Constitution to reflect the Company’s new name.

This change of name is consistent with the Company becoming the holding company for the CAG Subs that will continue to operate the ECV Business following consummation of the Proposed Transaction.

Section 2
Why is Shareholder approval being sought for the Company to amend its Constitution?

Section 136(2) of the Corporations Act requires that the Company pass a special resolution to amend the Constitution.

It is proposed that existing sub-rules 19.1-19.3 of rule 19 “Directors” of the Constitution be deleted in their entirety and replaced with the new sub-rules 19.1-19.3 set out in Section 3 to permit three staggered classes of directors. The Company and CAG believe that having staggered classes of directors will encourage stability in leadership following the Proposed Transaction and will assure desirable continuity in policy following the Proposed Transaction.

Section 3

7 KEY INFORMATION

Question	Answer	Reference
Assessment of the Proposed Transaction and Non-Executive Directors’ Recommendations
What are the reasons to vote in favour of, or against the Proposed Transaction?

The Non-Executive Directors are of the view that the following are some of the reasons why Shareholders may decide to vote in favour of the Proposed Transaction:

The Non-Executive Directors unanimously recommend that you vote in favour of the Transaction Resolutions in the absence of a Superior Proposal.

The Non-Executive Directors believe that the Proposed Transaction is in the best interests of Shareholders and are of the view that the following non-exhaustive list of advantages may be relevant to a Shareholder’s decision on how to vote on the Transaction Resolutions:

●    (attractive investment opportunity) the Proposed Transaction represents an attractive investment opportunity for the Company to change its business focus to that of an electric commercial vehicle design and manufacturing business;

●    (existing ECV business) the Company will obtain ownership of the ECV Business through the acquisition of the CAG Subs;

●    (extensive ECV experience) the appointment to the Board of the Wang Parties Nominee Directors provides the Company with extensive experience within the ECV industry; and

●    (strong cash position) the consideration for the Proposed Transaction is Shares, thereby allowing the Company to use its strong cash position to grow the ECV Business and potentially increase Shareholder value.

The Independent Expert has concluded that the Proposed Transaction is not fair but reasonable to Shareholders in the absence of a superior proposal.

FTI Consulting (Australia) Pty Limited was engaged by the Non-Executive Directors to prepare the Independent Expert’s Report for Shareholders in respect of the Proposed Transaction.

The Independent Expert’s Report comments on the fairness and reasonableness of the Proposed Transaction to Shareholders. The Independent Expert has concluded that the Proposed Transaction is not fair but reasonable to Shareholders in the absence of a superior proposal.

The Independent Expert has identified the following advantages of the Proposed Transaction (note this is a summary of the advantages to Shareholders of the Proposed Transaction, Shareholders should read the Independent Expert’s Report in its entirety before deciding how to vote):

●    (Participation in the anticipated high growth, ECV industry) If the Proposed Transaction is approved, Shareholders will have the opportunity to participate in an industry that, overall, is expected by many investors and industry analysts to achieve high growth.

Section 1.5 Section 1.8

8 KEY INFORMATION

Question	Answer	Reference

●    (Cenntro’s potential competitive advantages in the ECV industry) If the Proposed Transaction is approved, Shareholders will have the opportunity to participate in the potential returns expected to be generated by Cenntro, an early-stage company that, while facing significant uncertainty and risks, also appears to have developed some competitive advantages in the electric light commercial vehicle sector.

●    (Only option currently available) The Directors have advised that the Proposed Transaction is the only option currently available to NBG and that there are no other offers or transactions that the Directors are considering. Whilst proceeding with the Proposed Transaction is likely to preclude NBG from pursuing alternative major opportunities which may arise in the future, there is no guarantee that such opportunities may arise and be superior propositions to the Proposed Transaction.

●   (Impact on NBG’s share price) If the Proposed Transaction is not approved, NBG’s Share price may experience a significant decrease, since the market seems to already be pricing into NBG’s Shares a likelihood of a value-accretive transaction. That premium might disappear if the Proposed Transaction is not approved.

The Non-Executive Directors are of the view that the following are some of the reasons why Shareholders may decide to vote against the Proposed Transaction:

●    (Shareholders may disagree with the Non-Executive Directors’ unanimous recommendation) Notwithstanding the unanimous recommendation of the Non-Executive Directors in the absence of a Superior Proposal, Shareholders may believe the Proposed Transaction is not in their best interests.

●   (Dilution of shareholding and voting power) The aggregate percentage shareholding of existing Shareholders will be diluted by the issue of the Acquisition Shares to CAG (and the subsequent Distribution to the CAG Shareholders) as well as the Additional Financings. Based on the assumptions described in Section 1.1.3, following the Proposed Transaction, the existing Shareholders’ ownership interest will be reduced from 100% to approximately 24.5% on a fully diluted basis and the collective entitlement to any dividends and the voting power of existing Shareholders will also be reduced accordingly. Please refer to Section 1.4.1 for further details on the impact of the Proposed Transaction of the Company’s capital structure.

●   (Change of business) The Company will be changing the nature and scale of its activities which may not be consistent with the objective of all Shareholders. There are additional risk factors associated with the change in nature of the Company’s activities resulting from the Proposed Transaction. Some of the risk factors are summarised in the row below and in Section 1.6, and set out in more detail in Schedule 2.

9 KEY INFORMATION

Question	Answer	Reference

●    (Additional funding) The Company may need additional funding in the future to achieve its long term goals and could result in further dilution at the time.

In addition, the Independent Expert also identified the following disadvantages to the Shareholders of accepting the Proposed Transaction (note this is a summary of the disadvantages, Shareholders should read the Independent Expert’s Report in its entirety before deciding how to vote):

●    (Difficulty in estimating the fair market value of Cenntro) The Independent Expert is of the opinion that there is insufficient information to form an opinion, to the level of certainty required by ASIC guidance, whether the Proposed Transaction is fair. Given that, in their view, the fair market value cannot be reliably estimated as of the date of the Independent Expert’s Report, due to lack of sufficiently reliable and supportable prospective financial information, they cannot opine on the financial benefits of the Proposed Transaction.

●    (The ECV industry is high risk) There is a high degree of risk inherent in an investment in a company in the ECV industry since, while there appears to be significant opportunity for attractive investment returns, it is a new industry with significant challenges and uncertainty. There are numerous competitors in the industry, and it is not possible, at this stage, to determine with reasonable certainty, which companies will be successful.

●    (Cenntro is a high-risk investment) There is a high degree of risk inherent in an investment in Cenntro as it is an early-stage company with significant hurdles to overcome to be a successful player in the ECV industry.

●    (Cenntro has very different investment characteristics to NBG) The investment characteristics (e.g. risks and opportunities) of the ECV industry Cenntro is targeting are very different than the investment characteristics of the fashion and ecommerce industries NBG has historically participated in before the Proposed Transaction. While NBG’s share price has responded positively to NBG’s 24 September 2021 announcement that it was looking at a “disruptive opportunity in the clean technology sector”, there is still a risk some investors may prefer NBG’s historical industry focus over Cenntro’s.

●    (Prospects of a future takeover) The prospects of future takeover offers may be reduced due to the concentration of ownership resulting from the Proposed Transaction. The Wang Parties, having a major shareholding in CAG, will have a significant ownership stake after the Proposed Transaction (beneficial ownership estimated at approximately 27.6% of the outstanding Shares, or 26.2% on a fully diluted basis), which may dissuade potential buyers due to their ability to block potential transactions.

●    (Impact on control) If the Proposed Transaction is approved, there will be an impact on the voting power and ownership of the Enlarged Group. In summary, Shareholders will cede a majority of their voting rights to CAG Shareholders.

The Non-Executive Directors believe that the advantages of the Proposed Transaction outweigh the potential disadvantages. The Non-Executive Directors intend to cause any Shares in which they have a relevant interest to be voted in favour of the Transaction Resolutions in the absence of a Superior Proposal.

10 KEY INFORMATION

Question	Answer	Reference
What are the potential risks associated with the Proposed Transaction?

Following Closing, the business, assets and operations of the Enlarged Group may be subject to certain risk factors that have the potential to influence its operating and financial performance in the future. These risks can impact the value of an investment in Shares.

The Board (including the future board of the Company post-Closing) intends to manage these risks by careful planning and implementing appropriate risk control measures. Some risks are, however, highly unpredictable and the extent to which the Board can effectively manage them is limited.

Based on the information available, the key risk factors affecting the Enlarged Group include:

Specific risks associated with the business and operations of the Enlarged Group

Risks related to Cenntro’s business and financial results

●    (operations risk) Cenntro has a limited operating history and faces significant challenges (including ramp-up, competitors) in an emerging industry.

●    (financials risk) Cenntro historically incurred losses and may not be profitable in the future.

●    (business development risk) Future success depends on the ability to develop and manufacture ECVs of quality, on schedule and at large scale, and the ability to introduce new models.

●    (channel partner risk) Cenntro relies on relatively few of its channel partners for a large portion of its sales; reliance on channel partners to market, sell and service ECV products subjects Cenntro to substantial risk; channel partners may reduce or cancel orders; and the ECV Business may fail to establish new channel partners to penetrate new markets.

●    (supply chain risk) Cenntro is subject to risk of supply-chain disruption since it relies on suppliers and manufacturers for substantially all of its components and vehicle kits for new models; Cenntro is dependent on single-source suppliers for a number of necessary components of Cenntro’s ECVs; the suppliers and manufacturers may not deliver acceptable quality, volume or prices, or fail to deliver such components, or fail to use ethical business practices or comply with laws, which could harm Cenntro's reputation and operations.

●    (COVID-19 risk) COVID-19 has harmed and may continue to harm Cenntro’s business, financial condition, operating results and prospects.

●    (business model risk) Cenntro’s distributed manufacturing and channel partner network model is different from the predominant automobile manufacturing model. This makes evaluating Cenntro’s business, financial condition, operating results and prospects difficult.

Section 1.6 Schedule 2

11 KEY INFORMATION

Question	Answer	Reference

●    (capital risk) Cenntro’s business plans require significant amounts of capital, which in the future may not be readily available or available on acceptable terms, or at all.

●    (supply and demand risk) Cenntro may not be able to accurately estimate supply and demand for its vehicles, which may result in inefficiencies in predicting manufacturing requirements, cause Cenntro to incur costs or delays, and hinder revenue generation.

●    (material weakness in reporting) Cenntro has identified a material weakness in its internal control over financial reporting that could materially harm it. If Cenntro fails to remediate the material weakness, or experiences material weaknesses in the future, it may not be able to accurately and timely report its financial condition or results of operations, which may adversely affect investor confidence in it.

Risks related to Cenntro’s industry

●    (government incentives and policies) The unavailability or reduction of government and economic incentives or elimination of regulatory policies favourable for ECVs could adversely affect Cenntro, its financial condition, operating results and prospects.

●    (market adoption of ECVs) Future growth is dependent on end-users’ willingness to adopt ECVs.

●    (supply risk) Cenntro’s ECV production is subject to risk relating to cost increases or disruption in supply of raw materials or components, including for instance shortages of key components such as semiconductors or lithium-ion batteries.

●    (competition risk) Cenntro may not be successful in competing in the highly competitive automotive market, particularly if it is unable to keep up with advances in electric vehicle technology.

Risks related to legal and regulatory matters

●    (regulatory risk) Evolving or unfavourable changes to regulations, or failure by Cenntro or its channel partners to comply with regulatory, political, legal, economic, tax and labour conditions could materially adverse its business, financial condition, operating results and prospects.

●    (intellectual property) Failure to protect intellectual property rights from unauthorised use or infringement by third parties may adversely affect Cenntro’s business. Defending against patent or trademark infringement claims may be time-consuming and cause Cenntro to incur substantial costs.

●    (environmental regulations) Compliance with environmental regulations can be costly, and noncompliance may result in adverse publicity and monetary damages and fines.

●     (cyber security) Breaches and cyber-attacks could disrupt Cenntro’s business and operations, and its operating results and reputation could be harmed.

●    (data collection) Data collection of personal information is governed by restricting regulations.

12 KEY INFORMATION

Question	Answer	Reference

Risks related to doing business in China

●    (government policies) Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on Cenntro’s business, results of operations, financial condition and prospects. The PRC government may intervene or exert more control over foreign investment in China-based entities.

●    (legal risks) Uncertainties with respect to the PRC legal system could adversely affect Cenntro and may restrict the level of legal protections to foreign investors.

●    (compliance risks) Cenntro currently conducts substantially all its operations through its subsidiaries in China, and any adverse regulatory developments in China may subject Cenntro to additional regulatory review or approval, and additional disclosure requirements. Recent tensions between the United States and China may impose additional compliance requirements including an increase in compliance costs and additional disclosure requirements.

●    (labour) Increases in labour costs and enforcement of stricter labour laws in China may adversely affect Cenntro’s business and profitability.

●    (currency) Fluctuations in the value of the Renminbi (RMB) and restrictions on currency exchange may adversely affect Cenntro’s business.

●    (PRC subsidiaries) Cenntro may rely on dividends and other distributions on equity paid by its PRC subsidiaries to fund any cash and financing requirements. Any limitation on the ability of its PRC subsidiaries to make payments to Cenntro could adversely affect its ability to conduct its business.

●    (international policies) Changes in U.S. and international trade policies with regard to China may adversely impact Cenntro’s business and operation.

●    (PRC regulations of offshore loans and investments) PRC regulation of loans to and direct investment in PRC entities may delay or prevent Cenntro from making loans or additional capital contributions to its PRC subsidiaries, which could materially and adversely affect its liquidity and ability to fund and expand its business. PRC regulations relating to offshore investment activities by PRC residents may limit Cenntro’s PRC subsidiaries’ ability to increase their registered capital or distribute profits.

●    (foreign laws) There may be difficulty enforcing foreign judgements or bringing actions in China against Cenntro based on foreign laws.

●    (foreign investigations) It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

●    (holding company structure) The Enlarged Group is subject to unique risks due to uncertainty regarding the interpretation and application of PRC laws and regulations, any future actions of the PRC government relating to the foreign listing of companies with significant PRC operations, and the possibility of sanctions imposed by PRC if it fails to comply with their rules and regulations.

13 KEY INFORMATION

Question	Answer	Reference

●    (securities) Cenntro may face heightened scrutiny and negative publicity, which could materially affect the operations of the Enlarged Group or significantly limit the ability of the Enlarged Group to offer or continue to offer securities to investors and cause the value of such securities to significantly decline. The PRC government may intervene or exert more control over securities offerings conducted overseas and/foreign investment in China-based issuers.

●    (regulatory risks) Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations, including increasing enforcement and regulatory oversight over certain activities in the securities market, enhancing supervision over China-based companies listed overseas, extending the scope of cybersecurity reviews, and expanding efforts in anti-monopoly enforcement. It is uncertain what the impact such modified or new laws and regulations will have on Cenntro’s business operations or the ability to accept foreign investments and list its securities on a U.S. or other foreign exchange.

●    (dividends) Cenntro currently conducts substantially all its operations in various countries including China, through wholly owned subsidiaries with direct equity ownership, and does not directly own any substantive business operations in China. As a result, Cenntro’s ability to pay dividends to its shareholders and to service any debt it may incur may depend upon dividends paid by its PRC subsidiaries, as well as certain taxes and regulatory approvals. Any debt incurred by its PRC subsidiaries may be governed by instruments restricting the ability of any such subsidiary to pay dividends to Cenntro, which could limit the amount of dividends that Cenntro may make to shareholders in the future.

●    (PRC statutory reserves) Each of Cenntro’s subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside is determined at the discretion of its board of directors. The reserve funds are not distributable as cash dividends except in the event of liquidation.

●    (intercompany transfers) Cenntro can send capital investments to its PRC subsidiaries for working capital to be used at their discretion. To the extent one of its PRC subsidiaries declares and pays a dividend, such subsidiary must pay a transfer tax of 15% to repatriate any profit distributed to the U.S. Cenntro’s PRC subsidiaries, as Wholly Foreign Owned Enterprises (WFOEs) under PRC law, can make dividends up to CAG HK without prior PRC regulatory approval. However, any such subsidiary will only be able to pay dividends during periods in which it has positive net income and no accumulated net losses.

●    (foreign exchange) The Foreign Exchange Control Regulations of the PRC, as amended, is the main regulation of foreign exchange management in the PRC.

14 KEY INFORMATION

Question	Answer	Reference

Transaction-specific risks

●    (failure to complete) Failure to satisfy the Conditions under the Stock Purchase Agreement may mean the Proposed Transaction fails to complete, and the Company would still incur costs relating to the Proposed Transaction, with no guarantee of an alternate transaction proceeding.

●    (dilution of existing Shareholders’ voting power) The Company estimates that it will issue approximately 35.0 million Shares in the ATM Offering, 133.2 million Shares in the Private Placement, 112.7 million Shares upon settlement of the Incentive Award and 2,332.7 million Shares to CAG to be distributed to CAG Shareholders, in addition to options and warrants to purchase 185.4 million Shares outstanding . Based on the assumptions described in Section 1.1.3, the issuance of these Shares will significantly dilute the equity interest of Shareholders from 100% to approximately 24.5% on a fully diluted basis and the collective entitlement to any dividends and the voting power of existing Shareholders will also be reduced accordingly. The dilution may adversely affect prevailing market prices for the Shares.

●    (Wang Parties as significant shareholder) Upon completion of the Proposed Transaction and the distribution of Acquisition Shares by CAG to its shareholders, the Wang Parties are expected to beneficially own approximately 27.6% of the outstanding Shares (or 26.2% on a fully diluted basis). These shareholders will be able to exercise a significant level of influence over all matters requiring shareholder approval, including the election of Directors (including their rights under the Relationship Agreement), amendments to the Company’s constitution and approval of significant corporate transactions, and will be able to block special resolutions of the Company.

●    (reliance on Cenntro business) After the Proposed Transaction, the Company will be solely dependent on the success of Cenntro’s business.

●    (beyond management expertise) Cenntro operates in an industry that is outside of the Company management’s area of expertise. The Company has undertaken financial, commercial and other analyses of Cenntro to determine its attractiveness as an acquisition target, and whether to pursue the Proposed Transaction, but such analyses, and the best-estimate assumptions made by the Company, may not be realized, and the Share price may decline.

●    (limited claims) NBG will likely have no remedy available if the Proposed Transaction is consummated and it is later revealed that there was a breach of any of the representations, warranties and covenants made by CAG and Cenntro at the time of the signing of the Stock Purchase Agreement or the Closing.

●    (management interests) The Company’s management has interests in the Proposed Transaction that are different than Shareholders generally (for example, the Phantom Warrants and Incentive Award), which may influence management’s decision to pursue and structure the Proposed Transaction.

15 KEY INFORMATION

Question	Answer	Reference

General investment risks

●    (share price) Economic, government policy, taxation laws and other factors may affect the market price of Shares despite the Enlarged Group’s performance.

●    (tax risks) Tax consequences may result from the Proposed Transaction and Shareholders should seek their own professional advice.

●    (compliance risks and de-listing) There is no guarantee that the Company will be able to comply with the requirements to maintain a listing on the Nasdaq Capital Market. If the Company receives a notice of de-listing, the Company would take actions to restore compliance, but provides no assurance that any action taken would result in the Shares maintaining listing, or would stabilise the market price or improve the liquidity of shares.

●    (dividends) Future payment of dividends by the Enlarged Group will be at the discretion of the new Board and no assurance in relation to the payment of dividends can be given by the Enlarged Group.

●    (earnings) Changes to accounting policy standards may occasionally affect the reported earnings and financial position of the Enlarged Group.

●    (other factors) Changes in general economic and business conditions nationally and globally, e.g. inflation, interest rates, taxation and regulatory policies, pandemic, natural disasters or Acts of God, have an adverse impact on the Enlarged Group’s operating and financial performance, financial position and market price of Shares.

Risks are set out in summary form in Section 1.6 and in more detail in Schedule 2. These risks are non-exhaustive and do not take into account the investment objectives, financial situation, taxation position or particular needs of any specific Shareholder.

16 KEY INFORMATION

Question	Answer	Reference
What will happen if Shareholder approval is not obtained or the Proposed Transaction does not otherwise proceed?	Resolutions 1 to 4 are interdependent, meaning if any of these resolutions are not passed, then none of these resolutions will be taken to have been passed and the Proposed Transaction cannot proceed. These resolutions are also conditional on the passing of Resolution 5.	Section 1.7
What is the opinion of the Independent Expert?

The Independent Expert’s Report concluded that the Proposed Transaction is “not fair but reasonable” to Shareholders in the absence of a superior proposal. This is on the basis that:

Fairness assessment

In forming the Independent Expert’s opinion regarding the fairness of the Proposed Transaction, they are required to compare:

A.    the fair market value of an issued share of NBG before the Proposed Transaction, on a controlling interest basis, (representing the consideration deemed to be paid by the Shareholders if approved)

to

B.    the fair market value of an issued share of NBG after the Proposed Transaction, on a minority interest basis (representing the value of the investment security that will be owned by the Shareholders if approved).

For the Proposed Transaction to be “fair” under ASIC Regulatory Guide 111, the fair market value of A must be equal to, or greater than, B.

While the Independent Expert considered that they have had sufficiently reliable information to form an opinion on A, the fair market value of an NBG share before the Proposed Transaction, they have, for the reasons in the Independent Expert’s Report and summarised below in Section 1.8, had insufficiently reliable information that due to the nature of the ECV industry and the quality of the financial information of Cenntro did not represent “reasonable grounds” to form an opinion on B, the fair market value of an NBG share after the Proposed Transaction.

Reasonableness assessment

The Independent Expert has assessed the reasonableness of the Proposed Transaction, and has concluded that the advantages of the Proposed Transaction outweigh the disadvantages and therefore, in their opinion, the Proposed Transaction is reasonable to Shareholders.

The Independent Expert’s assessment of the potential advantages and disadvantages are set out in detail in the Independent Expert’s Report and summarised above in “What are the reasons to vote in favour of, or against the Proposed Transaction?” and in Section 1.8.

The assessment is set out in summary form in Section 1.8 and Shareholders are strongly encouraged to read the Independent Expert’s Report, a full copy of which is set out in Annexure A.

Section 1.8 Annexure A

17 KEY INFORMATION

Question	Answer	Reference
What are the Directors’ recommendations?

Having regard to the opinion of the Independent Expert and the advantages and disadvantages and risks associated with the Proposed Transaction, the Non-Executive Directors believe that the Proposed Transaction is in the best interests of the Company and its Shareholders.

The Non-Executive Directors unanimously recommend that Shareholders vote in favour of the Proposed Transaction.

Section 1.9
How do the Directors intend to vote?	Each Non-Executive Director intends to vote in favour of the Proposed Transaction and Resolutions 1, 2, 3 and 4 in respect of all Shares they hold or control and any undirected proxies they receive.	Section 1.9
Will the Directors receive any benefits under the Proposed Transaction?

None of the Directors will receive Acquisition Shares, however:

(a)   subject to the passing of Resolution 6.1, and subject to and conditional on the passing of the Transaction Resolutions, each of the Non-Executive Directors will receive a cash payment of US$1,000,000 in connection with the successful Closing; and

(b)   subject to the passing of Resolution 6.2, JADR Consulting Group Pty Limited, an entity associated with Mr. Davis-Rice, will receive approximately US$11.9 million in cash in relation to the acceleration of the third tranche of the Phantom Warrants (based on a Share price of $0.6017), and approximately 112.7 million Shares in relation to the grant of the Incentive Award. This will equate to approximately 3.2% of the Company’s outstanding Shares (refer to the pro forma ownership table at Section 1.4.1). For the avoidance of any doubt, Resolution 6.2 is not subject to and conditional on the passing of the Transaction Resolutions, but the acceleration of the third tranche of Phantom Warrants is conditional on the consummation of the Proposed Transaction. The value of these benefits is directly linked to the Company’s share price. Over the past 6 months, the market price of the Company’s shares has been volatile (see Section 6.6 below). Section 6.6 includes further examples of the value of these benefits based on different Share prices.

More detail is set out below in the rows relating to “Director benefits”.

Section 6

18 KEY INFORMATION

Question	Answer	Reference
Share Consolidation
Why is the Company seeking approval to undertake the Share Consolidation?

Section 254H(1) of the Corporations Act requires that the Company pass an ordinary resolution at a general meeting to consolidate its shares.

The Proposed Transaction is subject to a Condition that the Five Day Average Trading Price for the five consecutive trading days ending on (and inclusive of) the Closing Date (after giving effect to the Share Consolidation) is not less than US$5.00 per Share.

On 26 April 2021, the Company received a first notice from the Listing Qualifications Department of Nasdaq stating that, for the prior 30 consecutive business days, the closing bid price for Shares had been below the minimum of US$1.00 per share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). On 26 October 2021, the Company received a second notice from Nasdaq’s Listing Qualifications Department, stating that Nasdaq’s staff had determined that the Company was eligible for an additional 180 calendar day period (until 25 April 2022) to regain compliance.

In order to regain compliance during the additional compliance period, the bid price for shares of Shares must close at US$1.00 per share or more for a minimum of ten consecutive business days.

The Company intends to cure the deficiency during the second compliance period by effecting the Share Consolidation.

Accordingly, the Share Consolidation seeks to accomplish two goals: enabling the Company to meet one of the Conditions for the Proposed Transaction and enabling the Company to regain compliance with the minimum bid price requirement.

The exact consolidation ratio for the Share Consolidation will be set by the Directors at least 7 days prior to the Meeting and notified in a Form 6-K to be filed by the Company with the SEC. That ratio will be between consolidating every 10 Shares into 1 Share and consolidating every 20 Shares into 1 Share. The exact consolidation ratio will be included in Resolution 5 that is put to the Meeting.

Section 5
What are the Directors’ recommendations?	The Board unanimously recommends that Shareholders vote in favour of Resolution 5.	Section 5
How do the Directors intend to vote?	Each Director intends to vote in favour of Resolution 5 in respect of all Shares they hold or control and any undirected proxies they receive.	Section 5

19 KEY INFORMATION

Question	Answer	Reference
Director benefits
Why is the Company seeking approval for the Non-Executive Director Benefits?	The Directors consider that Shareholder approval by way of ordinary resolution pursuant to Chapter 2E and sections 195(4) and 200B of the Corporations Act is required in respect of the provision of the cash payment by the Company of US$1,000,000 to each of Mr. Andrew Shape, Mr. Kelvin Fitzalan and Mr. Simon Tripp (Non-Executive Directors) (or their related entities), being a total cash payment by the Company of US$3,000,000 in aggregate, in connection with a successful Closing of the Proposed Transaction (Non-Executive Director Benefits).	Section 6
Why is the Company seeking approval for the acceleration of the Phantom Warrants and the grant of the Incentive Award?

The Directors consider the acceleration of Phantom Warrants and grant of Incentive Award are on arm’s length terms. As such, neither the acceleration of the Phantom Warrants nor the grant of the Incentive Award was subject to Shareholder approval. However, the Company is seeking Shareholder approval for completeness, due to the impact of the Proposed Transaction on the timing of the exercise of the Phantom Warrants and the calculation of Shares to be issued under the Incentive Award.

The proposed financial benefits in respect of which Shareholder approvals being sought are:

(a)  the acceleration of the third tranche of the Phantom Warrants issued to JADR Consulting Group Pty Limited, an entity associated with Mr. Davis-Rice; and

(b)  the grant of the Incentive Award to JADR Consulting Group Pty Limited, an entity associated with Mr. Davis-Rice.

Section 6
What are the Directors’ recommendations?	The Directors all have a material personal interest in the outcome of Resolutions 6.1 and 6.2. Therefore, the Directors do not consider it appropriate to make a recommendation on how to vote on these resolutions.	Section 6
How do the Directors intend to vote?	The Directors will be abstaining from voting their own shares on Resolutions 6.1 and 6.2.	Section 6
Further information
Where can Shareholders find out further information?

Further information about the Proposed Transaction is available through the Form 6-K filed by the Company with the SEC on 8 November 2021 which is available on the SEC website at http://www.sec.gov or upon request to the Company.

The Company files annual and other reports and documents with the SEC under the Securities Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549-1004. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

20 NOTICE OF MEETING

Notice of Meeting

Notice is hereby given that the Extraordinary General Meeting of Shareholders (Notice or Notice of Meeting) of Naked Brand Group Limited (ACN 619 054 938) (Company or NBG) will be held at BDO Sydney, Level 11, 1 Margaret Street, Sydney NSW 2000, Australia on Tuesday, 21 December 2021 at 10:00am (Australian Eastern Daylight Time) / Monday, 20 December 2021 at 6:00pm (Eastern Standard Time) (Extraordinary General Meeting or Meeting).

The Company strongly encourages all Shareholders to submit a proxy vote online ahead of the Meeting. Proxy votes can be lodged at www.cstproxyvote.com.

The Explanatory Memorandum, which accompanies and forms part of this Notice, describes the matters to be considered at the Meeting. Unless specified otherwise, capitalised terms used in this Notice and the Explanatory Memorandum are defined in the Glossary to the Explanatory Memorandum.

Business of the Meeting

The business to be considered at the Meeting is to consider, and if thought fit, to pass the following Resolutions.

Closing of the Proposed Transaction is conditional on the passing of all Resolutions other than Resolutions 6.1 and 6.2 (Transaction Resolutions). Resolution 5 is however not conditional on the passing of any other Resolution.

Resolution 1 – Approval of the Proposed Transaction

To consider and, if thought fit, pass the following Resolution as an ordinary resolution:

“That, subject to and conditional on all other Transaction Resolutions being passed and Closing of the Proposed Transaction, for the purposes of item 7 of section 611 of the Corporations Act and for all other purposes, approval be given for the Proposed Transaction and each acquisition of relevant interests in Shares in the Company summarised in the Explanatory Memorandum, including each relevant interest arising out of:

(a)	CAG’s acquisition of the Acquisition Shares;

(b)	the distribution of the Acquisition Shares by CAG to the CAG Shareholders; and

(c)	the entry into the Lock-up Agreements (refer to the table at section 1.3.3 of the Explanatory Memorandum),

on the terms and conditions set out in the Stock Purchase Agreement.”

Independent Expert’s Report

Shareholders should carefully consider the Independent Expert’s Report prepared for the purposes of the Shareholder approval required under item 7 of section 611 of the Corporations Act for this Resolution. The Independent Expert’s Report comments on the fairness and reasonableness of the Proposed Transaction to Shareholders. The Independent Expert has concluded that the Proposed Transaction, as set out in the Explanatory Memorandum and in the Independent Expert’s Report attached to this Notice, is not fair but reasonable to Shareholders in the absence of a superior proposal.

Non-Executive Directors’ Recommendation

The Non-Executive Directors unanimously recommend that Shareholders VOTE IN FAVOUR of Resolution 1.

21 NOTICE OF MEETING

Voting exclusion statement

The Company will disregard any votes cast in favour of this Resolution by or on behalf of:

(a)	the persons proposing to make the acquisitions and their associates; or

(b)	the persons from whom the acquisitions are to be made and their associates.

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy for a person who is entitled to vote on this Resolution, in accordance with the directions on the Proxy Form;

(b)	the person chairing the meeting as proxy for a person who is entitled to vote on this Resolution, in accordance with a direction on the Proxy Form to vote as the proxy decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and

(ii)	the holder votes on the Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Resolution 2 – Approval of change of Company Name

To consider and, if thought fit, pass the following Resolution as a special resolution:

“That, subject to and conditional on all other Transaction Resolutions being passed and Closing of the Proposed Transaction, for the purposes of sections 157(1) and 136(2) of the Corporations Act and for all other purposes, the Company change its name from “Naked Brand Group Limited” to “Cenntro Electric Group Limited” and all references in the Company’s Constitution to “Naked Brand Group Limited” be amended to “Cenntro Electric Group Limited” to reflect the Company’s new name.”

Non-Executive Directors’ Recommendation

The Non-Executive Directors unanimously recommend that Shareholders VOTE IN FAVOUR of Resolution 2.

Resolution 3 – Approval to amend Constitution

To consider and, if thought fit, pass the following Resolution as a special resolution:

“That, subject to and conditional on all other Transaction Resolutions being passed and Closing of the Proposed Transaction, for the purpose of section 136(2) of the Corporations Act and for all other purposes, approval is given for the Company to amend its existing Constitution in the manner outlined in the Explanatory Memorandum, with effect from Closing of the Proposed Transaction.”

Non-Executive Directors’ Recommendation

The Non-Executive Directors unanimously recommend that Shareholders VOTE IN FAVOUR of Resolution 3.

22 NOTICE OF MEETING

Resolutions – Election of Directors

Resolution 4.1 – Election of Peter Wang as a Director

To consider and, if thought fit, pass the following Resolution as an ordinary resolution:

“That, subject to and conditional on all other Transaction Resolutions being passed and Closing of the Proposed Transaction, for the purpose of clause 19 of the Constitution and for all other purposes, Peter Wang, being eligible and having offered himself for election, be elected as a Director of the Company, with effect from Closing of the Proposed Transaction.”

Resolution 4.2 – Election of Chris Thorne as a Director

To consider and, if thought fit, pass the following Resolution as an ordinary resolution:

“That, subject to and conditional on all other Transaction Resolutions being passed and Closing of the Proposed Transaction, for the purpose of clause 19 of the Constitution and for all other purposes, Chris Thorne, being eligible and having offered himself for election, be elected as a Director of the Company, with effect from Closing of the Proposed Transaction.”

Resolution 4.3 – Election of Joe Tong as a Director

To consider and, if thought fit, pass the following Resolution as an ordinary resolution:

“That, subject to and conditional on all other Transaction Resolutions being passed and Closing of the Proposed Transaction, for the purpose of clause 19 of the Constitution and for all other purposes, Joe Tong, being eligible and having offered himself for election, be elected as a Director of the Company, with effect from Closing of the Proposed Transaction.”

Non-Executive Directors’ Recommendation

The Non-Executive Directors unanimously recommend Shareholders VOTE IN FAVOUR of Resolutions 4.1 to 4.3.

Resolution 5 – Approval of Share Consolidation

To consider and, if thought fit, pass the following Resolution as an ordinary resolution:

“That, for the purpose of section 254H of the Corporations Act and for all other purposes, the ordinary shares of the Company be consolidated through the conversion of every [#] ordinary shares in the Company held by a Shareholder into one (1) ordinary share, with fractional entitlements rounded in the manner and on the terms and conditions set out in the Explanatory Memorandum.”

The exact consolidation ratio will be set by the Directors at least 7 days prior to the Meeting. The Company shall notify Shareholders of the exact consolidation ratio by a means reasonably calculated to inform Shareholders, including by issuing a press release or filing a Form 6-K with the SEC. The exact consolidation ratio will be between consolidating every 10 Shares into 1 Share and consolidating every 20 Shares into 1 Share and will be included in Resolution 5 that is put to the Meeting.

Board Recommendation

The Directors unanimously recommend Shareholders VOTE IN FAVOUR of Resolution 5.

23 NOTICE OF MEETING

Resolutions – Approval of director benefits

Resolution 6.1 – Approval of Non-Executive Director Benefits

To consider and, if thought fit, pass the following Resolution as an ordinary resolution:

“That, subject to and conditional on the Transaction Resolutions being passed and Closing of the Proposed Transaction, approval is given for all purposes (including for sections 195(4) and 208 and Division 2 of Part 2D.2 of the Corporations Act) for the giving of cash payment by the Company of US$1,000,000 to each of the Non-Executive Directors (or their related entities) in connection with the Closing of the Proposed Transaction (Non-Executive Director Benefits), on the terms and conditions set out in the Explanatory Memorandum.”

Resolution 6.2 – Approval of acceleration of Phantom Warrants and grant of Incentive Award

To consider and, if thought fit, pass the following Resolution as an ordinary resolution:

“That approval is given for all purposes for the acceleration of Phantom Warrants and grant of Incentive Award by the Company to JADR Consulting Group Pty Limited, an entity associated with Justin Davis-Rice, on the terms and conditions set out in the Explanatory Memorandum.”

Board Recommendation

The Directors all have a material personal interest in the outcome of Resolutions 6.1 and 6.2. Therefore, the Directors do not consider it appropriate to make a recommendation on how to vote on these resolutions.

Voting exclusion statement

The Directors will be abstaining from voting their own shares on Resolutions 6.1 and 6.2. The Company will disregard any votes cast in favour of Resolution 6.1 and 6.2 by or on behalf of the Directors, or any of their associates. However, this does not apply to a vote cast in favour of the Resolutions by:

(a)	a person as a proxy or attorney for a person who is entitled to vote on Resolutions 6.1 and 6.2, in accordance with the directions or attorney to vote on the Resolutions in that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on Resolutions 6.1 and 6.2, in accordance with a direction given to the Chair to vote on the Resolutions in that way.

A person appointed as a proxy must not vote, on the basis of that appointment, on Resolutions 6.1 and 6.2 if:

(a)	the proxy is either:

(i)	a member of the Key Management Personnel of the Company; or

(ii)	a Closely Related Party of such a member; and
(b)	the appointment does not specify the way the proxy is to vote on Resolutions 6.1 and 6.2.

Further information in relation to the Resolutions set out in this Notice of Meeting is set out in the Explanatory Memorandum which accompanies and forms part of this Notice.

Other Business

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the Corporations Act.

By order of the Board

Mark Ziirsen

Company Secretary

23 November 2021

24 NOTICE OF MEETING

Voting and other information

This information should be read together with and forms part of the Notice of Meeting.

a)	Registered ownership and beneficial ownership

If your shares are registered in your name with our transfer agent, Continental Stock Transfer & Trust Company, then you are considered the “registered owner” for those shares. If you are the registered holder of your shares, you have the right to vote your shares by proxy or to attend the Meeting and vote in person.

If your shares are held through a bank, broker or other nominee, then you are considered to hold your shares in “street name”. While you are the “beneficial owner” of those shares, you are not considered the registered owner. As the beneficial owner of the shares, you have the right to instruct your bank, broker or other nominee how to vote your shares. However, since you are not the registered owner of your shares, you may not attend the Meeting and vote these shares in person unless you obtain a “legal proxy” through your bank, broker or other nominee.

If you are a beneficial owner and do not provide your bank, broker or other nominee with voting instructions and do not obtain a “legal proxy” from your bank, broker or other nominee, under the rules of various national and regional securities exchanges, the bank, broker or other nominee may generally vote on routine matters but cannot vote on non-routine matters. If the bank, broker or other nominee that holds your shares votes on one or more matters, but does not receive instructions from you on how to vote your shares on one or more non-routine matters, the bank, broker or other nominee will inform us that it does not have the authority to vote on such non-routine matters with respect to your shares. This is generally referred to as a “broker non-vote”. We do not expect any broker non-votes at the Meeting, because we expect that all the Resolutions will be considered non-routine. In such event, banks, brokers and nominees will not be able to vote on any matters at the Meeting, and accordingly will not vote at all, unless they receive voting instructions from the beneficial owners. If any of the Resolutions are considered routine, however, broker non-votes may occur with respect to the non-routine matters.

b)	Determination of entitlement to attend and vote

The Board has determined that a person’s entitlement to vote at the Meeting will be the entitlement of that person set out in the register of Shareholders as at 10:00am (AEDT) on Tuesday, 21 December 2021 (6:00pm (EST) on Monday, 20 December 2021). Accordingly, transactions registered after that time will be disregarded in determining Shareholders entitled to vote at the Meeting.

Eligible Shareholders or their proxies and attorneys wishing to vote in person should attend the Meeting and are asked to arrive at least 30 minutes prior to commencement of the Meeting so that their shareholding may be checked against the register and their attendance recorded.

If you hold your shares in street name and you wish to vote in person at the Meeting, please contact your bank, broker or other nominee for the procedures necessary to allow you to do so.

c)	Voting by proxy

(a)	A Shareholder entitled to attend and vote at the Meeting may appoint one proxy or, if the Shareholder is entitled to cast 2 or more votes at the Meeting, 2 proxies, to attend and vote instead of the Shareholder.

(b)	Where 2 proxies are appointed to attend and vote at the Meeting, each proxy may be appointed to represent a specified proportion or number of the Shareholder’s voting rights at the Meeting.

25 NOTICE OF MEETING

(c)	A proxy need not be a shareholder of the Company.

(d)	A proxy may be an individual or a body corporate. If a body corporate is appointed, the proxy form must indicate the full name of the body corporate and the full name or title of the individual representative of the body corporate for the Meeting.

(e)	A proxy vote may be submitted by Internet at www.cstproxyvote.com and following the instructions on the Proxy Form. To be valid, a proxy submitted by Internet must be submitted by the date and time stipulated on the Proxy Form.

(f)	A Proxy Form accompanies this Notice. A return envelope, which requires no postage if mailed in the United States, is enclosed for your convenience. The Proxy Form also may be returned by email. For the Proxy Form to be valid it must be signed, dated and received, together with the power of attorney or other authority (if any) under which the form is signed, or a (notarially) certified copy of that power of attorney, by 10:00am (AEDT) on Sunday, 19 December 2021 (6:00pm (EST) on Saturday, 18 December 2021):

Post to: Continental Stock Transfer & Trust Co., 1 State Street - Floor 30, New York, NY 10275-0741

Email to: proxy@continentalstock.com

If you hold your shares in street name and you wish to vote by proxy, please follow the directions provided to you by your bank, broker or other nominee in order to instruct your bank, broker or other nominee how to vote your shares.

Any proxy given pursuant to solicitation under paragraph (e) or (f) and received in time for the Meeting will be voted in accordance with your specific instructions. If you provide a proxy, but you do not provide specific instructions on how to vote on each proposal, the proxy holders will vote in their own discretion according to their best judgment, to the extent permitted by applicable laws and regulations.

WHETHER OR NOT YOU EXPECT TO ATTEND, YOU ARE REQUESTED BY THE BOARD TO PROMPTLY RETURN THE ENCLOSED PROXY FORM OR TO SUBMIT YOUR PROXY BY INTERNET. SHAREHOLDERS WHO EXECUTE PROXIES RETAIN THE RIGHT TO REVOKE THEM AT ANY TIME PRIOR TO THE VOTING THEREOF.

PLEASE NOTE: IF YOUR SHARES ARE HELD IN STREET NAME, YOUR BROKER, BANK OR OTHER NOMINEE CANNOT VOTE YOUR SHARES ON NON-ROUTINE ITEMS OF BUSINESS, SUCH AS THE ELECTION OF DIRECTORS, UNLESS YOU INSTRUCT YOUR NOMINEE HOW TO VOTE IN ACCORDANCE WITH THE DIRECTIONS YOU RECEIVE FROM YOUR NOMINEE.

d)	Proxy voting by the Directors

If you appoint a Director as a proxy and do not direct the proxy how to vote on Resolution 6.1 or 6.2, the Director will abstain from voting your Shares on those Resolutions. The Directors intend to vote all undirected proxies in favour of all other Resolutions.

If you appoint the Chairman as a proxy and do not direct the proxy how to vote on any of the Transaction Resolutions, Resolution 6.1 or 6.2, the Chairman will abstain from voting your Shares on those Resolutions. The Chairman intends to vote all undirected proxies in favour of Resolution 5.

With respect to any other proposal that properly comes before the Meeting, the Chairman will vote in his own discretion according to his best judgment, to the extent permitted by applicable laws and regulations.

26 NOTICE OF MEETING

e)	Revoking a Proxy

You may revoke any proxy by notifying the Company in writing by mail at Attention: Continental Stock Transfer & Trust Co., 1 State Street - Floor 30, New York, NY 10275-0741, or by email at proxy@continentalstock.com. You also may revoke any proxy by submitting a later-dated proxy or by voting in person at the Meeting. Attendance at the Meeting does not alone serve to revoke a proxy. For a written revocation or later-dated proxy to be valid, it must be received by 10:00am (AEDT) on 21 December 2021 (6:00pm (EST) on 20 December 2021).

If you hold your shares in street name, please follow the directions provided to you by your bank or broker in order to revoke your voting instructions.

f)	Voting by Corporate Representatives

A body corporate may elect to appoint an individual to act as its representative in accordance with section 250D of the Corporations Act, in which case the Company will require a certificate of appointment of the corporate representative executed in accordance with the Corporations Act. The certificate of appointment must be lodged with the Company before the Meeting.

g)	Quorum and voting rights

Two or more Shareholders present at the Meeting and entitled to vote on a resolution at the Meeting shall constitute a quorum.

Each share is entitled to one vote upon all items of business to be acted upon at the Meeting.

h)	Required votes

Other than Resolutions 2 and 3, all Resolutions are ordinary resolutions, which require a simple majority of votes cast by Shareholders present and entitled to vote on the resolution to be in favour of the resolution.

Resolutions 2 and 3 are special resolutions, which require at least 75% of the votes cast by Shareholders present and entitled to vote on the resolution to be in favour of the resolution.

Any shares that are not voted (whether by abstention, broker non-vote or otherwise) will have no effect on an ordinary resolution or a special resolution. A “broker non-vote” occurs when your ordinary shares are held in street name and the bank, broker or other nominee does not have authority to vote on an item of business on your behalf (but does have authority to vote on other items of business). This may occur if the item of business is non-routine, and you do not provide voting instructions to your bank, broker or other nominee. See “Registered ownership and beneficial ownership” above.

i)	Shareholder questions

In order to provide an equal opportunity for all Shareholders to ask questions of the Board, we ask you to submit in writing any questions to the Company. Please send your questions via email or mail to:

Company Secretary

Naked Brand Group Limited

Level 61, MLC Centre

25 Martin Place

Sydney NSW 2000, Australia

cosec@nakedbrands.com

Written questions must be received by no later than 10:00am (AEDT) on Sunday, 19 December 2021 (6:00pm (EST) on Saturday, 18 December 2021). Your questions should relate to matters that are relevant to the business of the Meeting, as outlined in this Notice and Explanatory Memorandum.

27 NOTICE OF MEETING

During the course of the Meeting, the Chairman will seek to address as many Shareholder questions as reasonably practicable, and where appropriate, will give a representative of the auditor the opportunity to answer written questions addressed to it. However, there may not be sufficient time available to answer all questions at the Meeting. Please note that individual responses may not be sent to Shareholders.

j)	Availability of meeting materials

The Meeting materials, including the Notice and Explanatory Memorandum, are available at our corporate website, ir.nakedbrands.com. You may also obtain a copy of these materials and the Proxy Form, free of charge, by contacting us by mail c/- Continental Proxy Services, 1 State Street, New York NY 10004, by email at proxy@continentalstock.com or by logging on to https://www.cstproxy.com/nakedbrands/egm2021 including the Company name and your control number in the subject line.

If you hold your shares in “street name” through a bank, broker or other nominee, you must use the voter instruction form provided to you by your bank, broker or other nominee to vote your shares. If you hold your shares in “street name,” do not use a proxy card provided by our transfer agent, Continental Stock Transfer & Trust Company. Only if your shares are registered in your name with our transfer agent may you use a proxy card provided by our transfer agent. If you hold your shares in “street name” and you wish to attend the meeting and vote in person, you must first obtain a “legal proxy” from your bank, broker or other nominee.

k)	Costs

The Company will bear the cost of preparing, printing, assembling and mailing these materials, the Proxy Form, and any other material which may be sent to Shareholders in connection with the Meeting. It is contemplated that brokerage houses will forward these materials and the Proxy Form to beneficial owners at the Company’s request. In addition to the solicitation of proxies by mail, our officers and regular employees may solicit proxies without additional compensation, by telephone or other electronic means. We may reimburse brokers or other persons holding shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

l)	Where you can find more information

The Company files annual and other reports and documents with the SEC under the Securities Exchange Act of 1934, as amended. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549-1004. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

28 EXPLANATORY MEMORANDUM

Explanatory Memorandum to the Notice of Extraordinary General Meeting

Purpose of this Explanatory Memorandum

This document is an important document. This Explanatory Memorandum explains the items of business to be considered at the Extraordinary General Meeting and should be read in conjunction with the Notice of Meeting. This Explanatory Memorandum provides Shareholders with the necessary information to assist them in deciding how to vote on the items of business to be considered at the Extraordinary General Meeting.

This Explanatory Memorandum does not take into account the individual investment objectives, financial situation and particular needs of Shareholders or any other person. Accordingly, it should not be relied upon as the sole basis for any decision in relation to the items of business to be considered at the Extraordinary General Meeting. You should read this Explanatory Memorandum in its entirety before making a decision as to how to vote at the Extraordinary General Meeting. If you have any doubt as to what you should do once you have read this Explanatory Memorandum, you should consult your financial or legal adviser as soon as possible.

Forward looking statements

Certain statements in this Explanatory Memorandum relate to the future. Those statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by those statements. These statements reflect views only as of the date of this Explanatory Memorandum.

While the Company believes that the expectations reflected in the forward-looking statements of the Company in this document are reasonable, neither the Company nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this Explanatory Memorandum will actually occur and you are cautioned not to place undue reliance on those forward looking statements.

Notice to persons outside Australia

This Explanatory Memorandum has been prepared in accordance with Australian laws, disclosure requirements and accounting standards. These laws, disclosure requirements and accounting standards may be different to those in other countries.

Disclaimer

No person is authorised to give any information or make any representation in connection with the items of business to be considered at the Extraordinary General Meeting which is not contained in this Explanatory Memorandum.

Any information or representation not contained in this Explanatory Memorandum may not be relied on as having been authorised by the Company or the Directors in connection with the items of business to be considered at the Extraordinary General Meeting.

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Privacy

To assist the Company to conduct the Extraordinary General Meeting, the Company may collect personal information including names, contact details and shareholding of Shareholders and the names of persons appointed by Shareholders to act as proxies at the Meeting. Personal information of this nature may be disclosed by the Company to its share registry and print and mail service providers. Shareholders have certain rights to access their personal information that has been collected and should contact the Company Secretary if they wish to access their personal information.

Responsibility statement

The information contained in this Explanatory Memorandum other than the CAG Information and Independent Expert’s Report, including information as to the views and recommendations of the Directors, (Company Information) has been prepared by the Company and is the responsibility of the Company. None of CAG, the Wang Parties, their respective associates or advisers assume any responsibility for the accuracy or completeness of the Company Information.

The CAG Information, which includes information as to the intentions of CAG and the Wang Parties and their proposed nominee directors, has been provided by CAG and is its responsibility. None of the Company, its Directors or advisers assume any responsibility for the accuracy or completeness of the CAG Information.

CAG has given and has not withdrawn, before the date of this Explanatory Memorandum, its written consent to the inclusion of the CAG Information in the form and context in which it is included and to all references in this Explanatory Memorandum to the CAG Information in the form and context in which they appear.

The Independent Expert has prepared the Independent Expert’s Report pertaining to the Proposed Transaction and takes responsibility for the Independent Expert’s Report contained in Annexure A. It has consented to the inclusion of the Independent Expert’s Report in this Explanatory Memorandum. The Independent Expert is not responsible for any other information contained within this Explanatory Memorandum. Shareholders are urged to read the Independent Expert’s Report carefully and, in its entirety, to understand the scope of that report, the methodology of the assessment, the sources of information and the assumptions made.

To the extent that the Independent Expert’s Report contains financial projections, forecasts, valuations or other content prepared by the Independent Expert, none of the Directors, the Company or its advisers represent, adopt or otherwise assume any responsibility for that content. Projections, forecasts, valuations and other forward looking statements are by their nature uncertain and dependent on a number of future events. Any such statements should not be regarded as guidance and the Company does not propose to report or make disclosures relative to those statements.

The Independent Expert has given and has not withdrawn, before the date of this Explanatory Memorandum, its written consent to the inclusion in this Explanatory Memorandum of the information prepared by it in the form and context in which it is included and to all references in this Explanatory Memorandum to that information in the form and context in which they appear.

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ASIC and SEC

A copy of this Notice of Meeting has been lodged on 10 November 2021 with ASIC pursuant to ASIC Regulatory Guides 74 and 76. ASIC nor any of its officers take any responsibility for the contents of this Notice of Meeting and Explanatory Memorandum.

This Notice and Explanatory Memorandum will be filed with the SEC. Neither the SEC nor any state securities commission has approved or disapproved of the securities described herein or passed upon the adequacy or accuracy of this Notice of Meeting or any filing made with the SEC in connection with the proposed transactions discussed herein. Any representation to the contrary is a criminal offense.

The Shares issuable in the Proposed Transaction are being offered and sold pursuant to the exemption provided by Section 4(a)(2) and Rule 506(b) of Regulation D of the U.S. Securities Act of 1933 (Securities Act), for transactions not involving any public offering, and pursuant to the exemption provided by Regulation S for offers and sales outside the U.S.

Glossary

Terms and abbreviations used in the Notice of Meeting and this Explanatory Memorandum have the same meaning and are defined in the Explanatory Memorandum’s Glossary in Schedule 1, other than in the Independent Expert’s Report which contains its own glossary.

Indicative timetable

Event	Date
Date of this Notice of Meeting and Explanatory Memorandum	Tuesday, 23 November 2021
Latest time for receipt of Proxy Forms	10:00am on Sunday, 19 December 2021 (AEDT) / 6:00pm on Saturday, 18 December 2021 (EST)
Determination of voting entitlements for Meeting	10:00am on Tuesday, 21 December 2021 (AEDT) / 6:00pm on Monday, 20 December 2021 (EST)
Extraordinary General Meeting	10:00am on Tuesday, 21 December 2021 (AEDT) / 6:00pm on Monday, 20 December 2021 (EST)
Share Consolidation	Thursday, 23 December 2021 (AEDT) / Wednesday, 22 December 2021 (EST)
Target Closing Date for the Proposed Transaction*	by 31 December 2021
Target date for Distribution	by 31 December 2021

*Assuming the Transaction Resolutions are passed and all other Conditions to the Proposed Transaction are satisfied or waived.

All dates and times in the above timetable are indicative only and subject to change. The Company will provide reasonable notice of any such variation on their website at ir.nakedbrands.com.

31 EXPLANATORY MEMORANDUM

1	Resolution 1 – Approval of Proposed Transaction

1.1	Overview of the Proposed Transaction

On 5 November 2021, NBG entered into a definitive stock purchase agreement providing for NBG to complete a combination with Cenntro Automotive Group Limited, a Hong Kong company (CAG HK), Cenntro Automotive Corporation, a Delaware corporation (CAC), and Cenntro Electric Group, Inc., a Delaware corporation (CEG and, collectively with CAG HK and CAC, the CAG Subs). Concurrently with the execution of the definitive stock purchase agreement for the combination, NBG entered into a definitive loan agreement for, and funded, a US$30 million secured loan to the CAG Subs (NBG Loan).

In addition, NBG has entered into definitive agreements for (i) an “at-the-market” offering, through Maxim Group, LLC (Maxim), of up to US$300 million of Shares (ATM Offering) and (ii) a private placement to certain accredited investors of US$30 million of Shares and warrants to purchase Shares (Private Placement).

Summaries of the definitive agreements are set out below; copies of the full agreements are available as exhibits to the Form 6-K filed by NBG with the SEC on 8 November 2021 which is available on the SEC website or upon request to the Company, as referenced below.

1.1.1	Stock Purchase Agreement

On 5 November 2021, NBG entered into a stock purchase agreement (Stock Purchase Agreement) with CAG and the CAG Subs.

Pursuant to the Stock Purchase Agreement, NBG will purchase from CAG, and CAG will sell to NBG (Proposed Transaction), (i) all of the issued and outstanding ordinary shares of CAG HK, (ii) all of the issued and outstanding shares of common stock, par value $0.001 per share, of CAC, and (iii) all of the issued and outstanding shares of common stock, par value $0.01 per share, of CEG, (together, the Cenntro Shares).

The consummation of the Proposed Transaction (Closing) is expected to occur by 31 December 2021, after the required approval by the NBG Shareholders and CAG Shareholders and the satisfaction or waiver of the other closing conditions set forth in the Stock Purchase Agreement, including the condition that NBG have cash of at least US$282 million and liabilities of no more than US$10 million in the aggregate immediately prior to the Closing, and that The Nasdaq Stock Market LLC (Nasdaq) has approved the initial listing application in connection with the Proposed Transaction with respect to the Acquisition Shares (defined below) and the Acquisition Shares have been approved for listing on Nasdaq as of the Closing.

There can be no assurance, however, that the closing conditions set forth in the Stock Purchase Agreement will be satisfied or waived. For instance, NBG may be unsuccessful in completing Additional Financings (defined below) in order to satisfy the US$282 million minimum cash condition, Nasdaq may not approve the initial listing application, or the NBG Shareholders or the CAG Shareholders may not approve the Proposed Transaction. Accordingly, there can be no assurance that the Proposed Transaction will be consummated on the terms described in this Explanatory Memorandum, or at all.

The Stock Purchase Agreement is attached as Exhibit 10.1 to the Form 6-K. The following summary of the Stock Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 10.1 to the Form 6-K which is available on the SEC website or upon request to NBG.

32 EXPLANATORY MEMORANDUM

Consideration

The aggregate purchase price for the Cenntro Shares will be a number of Shares equal to seven-thirds (7/3) times (i) the number of fully diluted Shares outstanding immediately prior to the Closing (as determined in accordance with the Stock Purchase Agreement and described below), less (ii) the number of Shares underlying the Converted CAG Options (defined below) (Acquisition Shares). Promptly following the Closing, CAG will distribute the Acquisition Shares to the holders of capital stock of CAG in accordance with the distribution described in the Stock Purchase Agreement (Distribution). Each CAG employee stock option outstanding immediately prior to the Closing will be converted into an option to purchase a number of Shares equal to the number of CAG shares for which such stock option was exercisable immediately prior to the Closing multiplied by the Exchange Ratio (as defined below) at an option exercise price equal to the exercise price per share of such stock option immediately prior to the Closing divided by the Exchange Ratio, as determined in accordance with the Stock Purchase Agreement (Converted CAG Option). Following the Closing, the Acquisition Shares will be registered for resale with the SEC by NBG.

The number of fully diluted Shares outstanding, as determined in accordance with the Stock Purchase Agreement, will be equal to the sum of (i) the number of issued and outstanding Shares (including restricted stock) immediately prior to the Closing, plus (ii) the number of Shares underlying restricted stock units and performance units and issuable upon the exercise, conversion, or other exchange of options, warrants, preferred shares, convertible debt securities, or similar rights issued outstanding immediately prior to the Closing or that a third party otherwise has the right to acquire. However, the number of fully diluted Shares outstanding will exclude (i) a number of Shares issued in up to $100 million of Additional Financings that corresponds to the amount of cash in excess of US$282 million held by NBG immediately prior to the Closing, divided by the volume weighted average price, based on the greater of (A) the additional financing price per share and (B) the additional financing floor price per share, of the Shares issued in such Additional Financings, as determined in accordance with the Stock Purchase Agreement, and (ii) the Shares issuable under the Incentive Award (as defined below) granted to JADR Consulting Group Pty Limited, an entity associated with Justin Davis-Rice, NBG’s Executive Chairman and Chief Executive Officer.

The exchange ratio, as determined in accordance with the Stock Purchase Agreement, will be equal to (i) (a) the Acquisition Shares, less the number of Acquisition Shares distributable by CAG to the holders of its preferred shares in satisfaction of their liquidation preference, as determined in accordance with the Stock Purchase Agreement, multiplied by (b) the ratio of (I) the aggregate number of shares of CAG capital stock underlying the CAG employee stock options that are outstanding immediately prior to the Closing over (II) the fully diluted shares of CAG capital stock outstanding, divided by (ii) the aggregate number of shares of CAG capital stock underlying the CAG employee stock options that are outstanding immediately prior to the Closing (Exchange Ratio).

U.S. Tax Treatment

The parties intend that the Proposed Transaction will qualify as a “reorganization” within the meaning of Section 368(a) of the U.S. Internal Revenue Code of 1986, as amended (Code), and the Stock Purchase Agreement was adopted as a “plan of reorganization” within the meaning of Section 368 of the Code.

33 EXPLANATORY MEMORANDUM

Representations and Warranties

The Stock Purchase Agreement contains representations and warranties of CAG relating to, among other things, organization and qualification; authority relative to the Stock Purchase Agreement; no conflicts; required filings and consents; capitalization; ownership of the Cenntro Shares; and board, shareholder, and other necessary approvals.

The Stock Purchase Agreement also contains representations and warranties of the CAG Subs, relating to, among other things, organization and qualification; subsidiaries; capitalization; authority relative to the Stock Purchase Agreement; no conflicts; required filings and consents; compliance with laws; CAG Subs financial statements; no undisclosed liabilities; absence of certain changes or events; absence of litigation; employee benefit plans; labor and employment matters; restrictions on business activities; title to property; intellectual property; taxes; environmental matters; agreements; insurance; governmental actions and filings; customers and suppliers; inventory; anti-corruption laws; interested party transactions; board, shareholder, and other necessary approvals; and brokers.

The Stock Purchase Agreement contains representations and warranties of NBG relating to, among other things, organization and qualification; subsidiaries; capitalization; authority to enter into and consummate the Stock Purchase Agreement; absence of conflicts, required filings and consents; compliance with laws; financial statements; absence of undisclosed liabilities; absence of certain changes or events; absence of litigation; employee benefit plans; labor matters; restrictions on business activities; title to property; intellectual property; taxes; environmental matters; agreements; insurance; governmental actions and filings; anti-corruption laws; interested party transactions; listing of securities; board, shareholder, and other necessary approvals; and brokers.

Covenants

The Stock Purchase Agreement includes customary covenants of the parties with respect to business operations prior to consummation of the Proposed Transaction and efforts to satisfy conditions to the consummation of the Proposed Transaction. The Stock Purchase Agreement also contains additional customary covenants of the parties, as well as the following:

●	As promptly as practicable, NBG will prepare and file with ASIC this Notice of Meeting for the purpose of convening the Extraordinary General Meeting to consider and, if thought fit, vote in favour of the Transaction Resolutions.

●	NBG will take all action within its power as may be necessary and appropriate such that, immediately following the Closing, the Board of Directors of NBG will consist of up to five directors, which will initially include one director nominee to be designated by NBG, in its sole discretion, prior to the Closing, and four director nominees to be designated by the Wang Parties (as defined below), in their sole discretion, prior to the Closing. In addition, NBG will take all action within its power as may be necessary or appropriate such that, immediately following the Closing, the current executive officers of Cenntro will be the initial executive officers of NBG after the Proposed Transaction, as follows: Peter Wang, Chief Executive Officer; Edmond Cheng, Chief Financial Officer; Wei Zhong, Chief Technology Officer; and Marianne McInerney, Chief Marketing Officer.

34 EXPLANATORY MEMORANDUM

●	NBG will completely divest itself of the business operated through FOH Online Corp., a wholly owned subsidiary of NBG.

●	NBG, CAG and CAG Subs will cooperate to establish an equity incentive plan and an employee stock purchase plan.

●	At any time on or prior to the Closing Date, NBG may consummate the sale of newly issued Shares or Share equivalents, for cash, in one or more public or private additional financings, provided that the additional financings will not exceed gross proceeds of US$100 million in the aggregate, on such terms as NBG, after consultation with CAG, will determine, in its reasonable discretion (Additional Financing), and provided further that all such Additional Financings meet certain other conditions as set forth in the Stock Purchase Agreement.

Conditions to Closing

The Closing of the Proposed Transaction is estimated to occur on 31 December 2021 and is subject to a number of conditions precedent (Conditions) under the Stock Purchase Agreement. FIRB Approval was obtained for the Proposed Transaction on 12 November 2021.The parties are still working towards satisfying the other Conditions as at the date of this Explanatory Memorandum, including the Company seeking the approval of Shareholders for the Transaction Resolutions at the Extraordinary General Meeting in accordance with this Explanatory Memorandum, NBG having cash of at least US$282 million and no more than $10 million in liabilities immediately prior to the Closing and Nasdaq having approved the initial listing application for the Shares in connection with the Proposed Transaction.

General Conditions

Consummation of the Proposed Transaction is conditioned on approval by NBG’s Shareholders. In addition, the consummation of the Proposed Transaction contemplated by the Stock Purchase Agreement is conditioned upon, among other things:

●	Either (i) CAG will have received a written no objection notification under the FATA from the Australian Commonwealth Treasurer (or its delegate) in respect of CAG and certain holders of the capital stock of CAG acquiring the Acquisition Shares in accordance with the Stock Purchase Agreement, either on an unconditional basis or subject to such conditions acceptable to CAG (acting reasonably and in good faith), or (ii) the Australian Commonwealth Treasurer, by reason of lapse of time, will no longer be empowered to make an order under the FATA in respect of the acquisition of the Acquisition Shares by CAG and certain holders of the capital stock of CAG in the manner contemplated by the Stock Purchase Agreement on grounds that the Australian Commonwealth Treasurer was otherwise empowered to make under the FATA.

●	The Proposed Transaction will have been approved by (i) the prior written consent of China Logistic Investment Holding (5) Limited and (ii) approved and authorized by holders of issued and outstanding shares of CAG capital stock, which carry, in the aggregate, not less than two-thirds of the total voting power of all the issued and outstanding shares of CAG.

●	The Transaction Resolutions will have been approved by the required affirmative vote of the Shareholders of NBG.

35 EXPLANATORY MEMORANDUM

●	No governmental authority will have enacted, issued, promulgated, enforced or entered any law, rule, regulation, award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling which is then in effect and has the effect of making the Proposed Transaction illegal or otherwise prohibiting consummation of the Proposed Transaction.

●	All specified waiting periods (and any extension thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (HSR Act) will have expired or been terminated.

●	The initial listing application filed with Nasdaq in connection with the transactions contemplated by the Stock Purchase Agreement with respect to the Acquisition Shares will have been approved and the Acquisition Shares will have been approved for listing on Nasdaq, as at the date of the Closing.

●	NBG will have entered into the registration rights agreement as described below.

NBG’s Conditions to Closing

The obligations of NBG to consummate the Proposed Transaction are also conditioned upon, among other things:

●	The representations and warranties of CAG and the CAG Subs will be true and correct as of the Closing (subject to certain bring-down standards).

●	CAG and CAG Subs will have performed or complied in all material respects with all agreements and covenants required by the Stock Purchase Agreement to be performed or complied with by them on or prior to the date of the Closing.

●	No material adverse effect with respect to CAG Subs, taken as a whole, will have occurred between the date of the Stock Purchase Agreement and the Closing.

●	No litigation, suit, claim, action, proceeding or investigation shall be pending or threatened by any governmental entity which is reasonably likely to prevent consummation of the transactions contemplated by the Stock Purchase Agreement, cause any of the transactions contemplated by the Stock Purchase Agreement to be rescinded following consummation, or affect materially and adversely the right of CAG Subs to own, operate, or control the CAG Subs or any of their assets and operations following the Proposed Transaction and no award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling issued by a governmental authority to any such effect will be in effect.

●	CAG will have obtained certain consents and approvals described in the Stock Purchase Agreement.

CAG’s and CAG Subs’ Conditions to Closing

The obligations of CAG and the CAG Subs to consummate the Proposed Transaction are also conditioned upon, among other things:

●	The representations and warranties of NBG will be true and correct as of the Closing (subject to certain bring-down standards).

36 EXPLANATORY MEMORANDUM

●	NBG will have performed or complied with in all material respects with all agreements and covenants required by the Stock Purchase Agreement to be performed or complied with by it on or prior to the date of the Closing.

●	No material adverse effect with respect to NBG and its subsidiaries, taken as a whole, will have occurred between the date of the Stock Purchase Agreement and the Closing.

●	No litigation, suit, claim, action, proceeding or investigation will be pending or threatened by any governmental entity which is reasonably likely to prevent consummation of the transactions contemplated by the Stock Purchase Agreement, cause any of the transactions contemplated by the Stock Purchase Agreement to be rescinded following consummation, or affect materially and adversely or otherwise encumber the title of the Acquisition Shares to be issued to CAG by NBG in connection with the Proposed Transaction and no award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling issued by a governmental authority to any such effect will be in effect.

●	NBG will have obtained certain consents and approvals described in the Stock Purchase Agreement.

●	NBG will have been in compliance in all material respects with the reporting requirements under the Securities Act and the U.S. Securities Exchange Act of 1934, as amended (Exchange Act) between the date of the Stock Purchase Agreement and the Closing.

●	NBG’s chief executive officer and chief financial officer will have resigned from all of their positions and offices with NBG.

●	NBG will have completed the divestiture of the business operated through FOH Online Corp., in compliance with the terms and conditions of the Stock Purchase Agreement.

●	NBG will have cash of at least US$282 million immediately prior to the Closing.

●	The five-day average trading price for the five consecutive trading days ending on (and inclusive of) the date of the Closing (after giving effect to the consolidation of share capital of NBG under Resolution 5) will not be less than US$5.00 per NBG ordinary share.

●	NBG and its subsidiaries will not have any liabilities in excess of US$10 million in the aggregate, other than certain non-monetary or contingent liabilities described in the Stock Purchase Agreement.

Waivers

At any time prior to the Closing, any party may (a) extend the time for the performance of any obligation or other act of any other party, (b) waive any inaccuracy in the representations and warranties of any other party contained in the Stock Purchase Agreement or in any document delivered pursuant thereto, or (c) waive compliance with any agreement of any other party or any condition to its own obligations contained herein. Any such extension or waiver will be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Delay in exercising or failure to assert any right under the Stock Purchase Agreement will not constitute a waiver of such right. Any waiver of any term or condition will not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of the Stock Purchase Agreement.

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Termination

The Stock Purchase Agreement may be terminated at any time prior to the Closing:

●	by mutual written consent of NBG and CAG at any time;

●	by either NBG or CAG if the Proposed Transaction is not consummated on or before 5 May 2022 (Outside Date), provided that the right to terminate the Stock Purchase Agreement will not be available to any party whose action or failure to act has been a principal cause of or primarily resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of the Stock Purchase Agreement;

●	by either NBG or CAG if a governmental entity shall have enacted, issued, promulgated, enforced or entered any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling which has become final and non-appealable and has the effect of permanently making consummation of the Proposed Transaction illegal or otherwise preventing or prohibiting consummation of the Proposed Transaction;

●	by either NBG or CAG upon a material breach of any covenant or agreement set forth in the Stock Purchase Agreement on the part of CAG or CAG Subs or NBG, as applicable, or if any representation or warranty of CAG or CAG Subs or NBG, as applicable, has become inaccurate or untrue such that the conditions to Closing would not be satisfied as of the time of such breach or as of the time such representation or warranty having become untrue, and if curable, has not cured by the earlier of 30 days after notice of such breach and the Outside Date, provided that the terminating party is itself not in material breach of the Stock Purchase Agreement that has not been cured;

●	by NBG, if CAG fails to obtain requisite approval of the Proposed Transaction by CAG’s shareholders within 20 business days following the date of the Stock Purchase Agreement; or

●	by CAG or NBG, if the Transaction Resolutions fail to receive the requisite vote for approval at the Extraordinary General Meeting called for the purpose of voting in favor of such matters.

1.1.2	Interests of Management

Certain of NBG’s executive officers have interests in the Proposed Transaction that are different from, or in addition to, those of other shareholders generally. NBG’s Directors were aware of and considered these interests, among other matters, in evaluating the Proposed Transaction and in recommending it to Shareholders. These interests include, among other things, the fact that:

38 EXPLANATORY MEMORANDUM

Phantom Warrants

In January 2021, NBG’s Board granted to JADR Consulting Group Pty Limited, an entity associated with Justin Davis-Rice, NBG’s Executive Chairman and Chief Executive Officer, phantom warrants with a strike price equal to US$0.37 (the 20-day volume-weighted average price of the Shares) (Phantom Warrants). The Phantom Warrants vest in three tranches, with the first tranche having vested immediately, the second tranche having vested on 21 July 2021 and the third tranche vesting on 21 January 2022. Each tranche will cover 1.5% of the outstanding Shares as of the date of vesting and will expire three years after its vesting date. Upon exercise, NBG will net cash settle the Phantom Warrants. The first and second tranches have both been exercised and settled. CAG required that the Phantom Warrants be exercised and paid out on or prior to consummation of the Proposed Transaction. The Phantom Warrants did not contain any right for the Company to accelerate vesting or require their early exercise. As such, agreement was reached with the holder for the vesting to be accelerated on the basis that the Phantom Warrants would retain the right to participate in the Shares to be issued as part of the Proposed Transaction and for the holder to relinquish the right to exercise the Phantom Warrants during the three years following vesting. This will enable the Phantom Warrants to be paid out at or prior to consummation of the Proposed Transaction. Based on the assumptions described in Section 1.1.3 “Pro Forma Ownership” below, NBG estimates that Mr. Davis-Rice’s associated entity will receive approximately US$11.9 million in cash in settlement of the Phantom Warrants. The actual amount may be substantially more or less than this estimate, depending on the future market price of the Shares and the number of Shares issued in the ATM Offering and the Private Placement.

The Non-Executive Directors consider that the acceleration of Phantom Warrants is on arms’ length terms. As such, the acceleration of the Phantom Warrants was not subject to Shareholder approval. However, the Company is seeking Shareholder approval at Resolution 6.2 for completeness, due to the impact of the Proposed Transaction on the timing of the exercise of the Phantom Warrants. See further detail at Section 6.2.

Incentive Award

In September 2021, NBG’s Board granted to JADR Consulting Group Pty Limited, an entity associated with Mr. Davis-Rice an incentive award (Incentive Award), as follows: on the first, second and third anniversary of the grant of the award, JADR Consulting Group Pty Limited will be granted Shares with a market value equal to 1.5% of the increase in NBG’s total market capitalization since the grant of the award. The market value of the Shares to be issued and the total market capitalization will be determined based on the daily VWAP for NBG’s Shares for the five trading days immediately prior to the applicable anniversary. The payment of the Incentive Award will be accelerated in the event of a change in control of NBG (including the combination with CAG Subs), and the Shares issued in the change in control generally will be included in determining the total market capitalization (and will be so included in the case of the combination with CAG Subs). Based on the assumptions described in Section 1.1.3 “Pro Forma Ownership” below, NBG estimates that it will issue approximately 112.7 million Shares upon settlement of the Incentive Award in connection with the Proposed Transaction. The actual amount may be substantially more or less than this estimate, depending on the future market price of the Shares and the number of Shares issued in the Proposed Transaction, the ATM Offering and the Private Placement.

The Non-Executive Directors consider that the grant of the Incentive Award is on arms’ length terms. The grant of the Incentive Award was not subject to Shareholder approval. However, the Company is seeking Shareholder approval at Resolution 6.2 for completeness, due to the impact of the Proposed Transaction on the calculation of Shares to be issued under the Incentive Award. See further detail at Section 6.2.

39 EXPLANATORY MEMORANDUM

1.1.3	Pro Forma Ownership

NBG estimates that Additional Financings in an aggregate amount of approximately US$50 million will be necessary in order to satisfy the US$282 million minimum cash condition. NBG intends to consummate the Private Placement and sell shares in the ATM Offering (each of which may qualify as an Additional Financing) in order to raise such amount. Assuming that NBG raises approximately $20 million in the ATM Offering and $30 million in the Private Placement, such that it has exactly US$282 million of cash immediately prior the Closing and that the Warrants (as defined below) are exercised through a Black-Scholes cashless exercise, and using (i) an assumed price of US$0.6017 per Share (the closing price as of 29 October 2021) for determining the number of Shares to be issued upon Black-Scholes cashless exercise of the Warrants and upon acceleration of the Incentive Award, and (ii) an assumed sales price per Share of US$0.5716 (95% of the closing price as of October 29, 2021) for sales in the ATM Offering, NBG estimates that it will issue approximately 35.0 million Shares in the ATM Offering, 133.2 million Shares in the Private Placement, 112.7 million Shares upon settlement of the Incentive Award, and 2,332.7 million Shares to CAG to be distributed to CAG Shareholders. In addition, there would be options and warrants to purchase 185.4 million Shares outstanding (including the Converted CAG Options).

Immediately after the Closing, based on the assumptions set forth above, the shares issued to CAG to be distributed to CAG Shareholders would represent 62.9% of the fully diluted Shares, the Shares of existing NBG Shareholders as of the date of this Explanatory Memorandum would represent 24.5% of the fully diluted Shares, the Shares issued in the Private Placement would represent 3.6% of the fully diluted Shares, the Shares issued in the ATM Offering would represent 0.9% of the fully diluted Shares, the Shares issued to JADR Consulting Group Pty Limited, an entity associated with Mr. Davis-Rice under the Incentive Award would represent 3.0% of the fully diluted Shares, and the aggregate number of Shares underlying options and warrants (including the Converted CAG Options) would represent 5.0% of the fully diluted Shares.

The foregoing amounts are estimates only and depend to a high degree on assumptions about the future market price of Shares, which is inherently unpredictable. The number of Shares issued in the transactions is likely to be different to, and may be substantially more or less than, the amounts set forth above, depending on the future market price of the Shares. However, because the number of Shares issuable to the shareholders of CAG generally is based on the number of fully diluted Shares outstanding immediately prior to the Closing, issuances of additional Shares in the ATM Offering or the Private Placement will dilute the existing shareholders of NBG, but not the shareholders of CAG, except to the extent NBG has in excess of US$282 million in cash at the Closing that was raised in Additional Financings, subject to certain requirements detailed in the Stock Purchase Agreement. The Shares issued to JADR Consulting Group Pty Limited, an entity associated with Mr. Davis-Rice under his Incentive Award will dilute both the existing shareholders of NBG and the shareholders of CAG.

1.1.4	Loan Agreement

In connection with the execution of the Stock Purchase Agreement, NBG and the CAG Subs entered into a loan agreement (Loan Agreement) pursuant to which NBG made a loan to the CAG Subs in an aggregate principal amount of US$30 million (NBG Loan). The aggregate principal amount of the NBG Loan and accrued and unpaid interest will mature on the date that is 90 calendar days after the termination of the Stock Purchase Agreement (Maturity Date), or 90 days after written demand for payment, if the Proposed Transaction is consummated. Interest on the outstanding principal amount of the NBG Loan will accrue at the rate of 10% per annum, payable on the Maturity Date. The NBG Loan is secured by substantially all of the assets of the CAG Subs and, upon the reasonable request of NBG, the subsidiaries of CAG Subs.

The Loan Agreement is attached as Exhibit 10.2 to the Form 6-K. The foregoing description of the Loan Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 10.2 to the Form 6-K which is available on the SEC website or upon request to the Company.

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1.1.5	Support Agreements and Statements of Intention

In connection with the execution of the Stock Purchase Agreement, certain CAG Shareholders, who hold sufficient ordinary and preferred shares of CAG to approve the Proposed Transaction, have entered into support agreements pursuant to which they have agreed, among other things, to execute written consents to approve the Proposed Transaction. In connection with the execution of the Stock Purchase Agreement, certain Shareholders have delivered statements of intention to vote in favor of the Proposed Transaction at the Meeting called to approve the Proposed Transaction by the Shareholders.

The form of support agreement is attached as Exhibit 10.3 to the Form 6-K. The foregoing description of the form of support agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 10.3 to the Form 6-K which is available on the SEC website or upon request to the Company.

1.1.6	Lock-up Agreements

In connection with the execution of the Stock Purchase Agreement, certain CAG Shareholders entered into lock-up agreements with NBG, pursuant to which they agreed not to transfer the Shares beneficially owned or owned of record by them for a period of 180 days after consummation of the Proposed Transaction. The book-entry positions evidencing the Acquisition Shares issued under the Stock Purchase Agreement will each include prominent disclosure or bear a prominent legend evidencing the fact that such shares are subject to such lock-up provisions.

The form of lock-up agreement is attached as Exhibit 10.4 to the Form 6-K. The foregoing description of the form of lock-up agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 10.4 to the Form 6-K which is available on the SEC website or upon request to the Company.

1.1.7	Relationship Agreement

In accordance with clause 6.13 of the Stock Purchase Agreement, on Closing, the Board will consist of up to five Directors, which will initially include Mr. Davis-Rice as the Director nominee designated by NBG, and Peter Wang, Chris Thorne, Joe Tong and Simon Charles Howard Tripp (together, the Wang Parties Nominee Directors). The Wang Parties and the Company have entered into a relationship agreement (Relationship Agreement) which provides that Mr. Tripp, who is one of the existing Directors, will be a Wang Parties Nominee Director to satisfy the legal requirement of having at least two Directors resident in Australia. Further, in the event that any of the Wang Parties Nominee Directors are removed as a Director by members pursuant to section 203D of the Corporations Act, Peter Wang may give notice in writing to NBG of the person that Peter Wang, Cenntro Enterprise Limited and Trendway Capital Limited (each a company ultimately owned by Peter Wang) (together, the Wang Parties) and any other party controlled by Peter Wang which holds Shares, wishes to nominate in place of that previous Wang Parties Nominee Director, together with their signed consent to act, and NBG must ensure such individual is appointed as a Wang Parties Nominee Director of the same class of Director as the previous nominee within two business days of receipt of such notice and signed consent to act, for so long as the Wang Parties collectively beneficially own at least 10% of the issued and outstanding Shares.

The Relationship Agreement is attached as Exhibit 10.5 to the Form 6-K. The foregoing description of the Relationship Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 10.5 to the Form 6-K which is available on the SEC website or upon request to the Company.

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1.1.8	Registration Rights Agreement

The shareholders of CAG, holders of secured convertible notes of CAG and certain of the directors and officers of NBG will enter into a registration rights agreement pursuant to which they will be granted certain rights to have registered for resale under the Securities Act the Shares received by them in the Proposed Transaction (in the case of the shareholders of CAG and holders of secured convertible notes of CAG) or granted to them as compensation (in the case of the directors and officers of NBG), subject to certain conditions set forth therein. Pursuant to the registration rights agreement, NBG will be required to file a registration statement registering the resale of the securities within five business days following the completion of the Proposed Transaction.

The form of registration rights agreement is attached as Exhibit 10.6 to the Form 6-K. The foregoing description of the registration rights agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 10.6 to the Form 6-K which is available on the SEC website or upon request to the Company.

1.1.9	ATM Offering

On 8 November 2021, NBG and Maxim entered into an equity distribution agreement (Equity Distribution Agreement) for the ATM Offering, pursuant to which NBG may sell, from time to time, through Maxim, Shares having an aggregate offering price of up to US$300 million.

Sales of the Shares, if any, will be made by any method permitted that is deemed an “at the market offering” as defined in Rule 415 under the Securities Act. Maxim is not required to sell any specific amount but will act as NBG’s exclusive sales agent using commercially reasonable efforts consistent with its normal trading and sales practices, on mutually agreed terms between Maxim and NBG. NBG has no obligation to sell any of Shares under the Equity Distribution Agreement and may at any time suspend solicitation and offers under the Equity Distribution Agreement.

As compensation for its services, NBG agreed to pay to Maxim a commission of 3% of the gross proceeds received by NBG from the sales of Shares under the Equity Distribution Agreement. NBG also agreed to reimburse Maxim up to US$30,000 for its costs and expenses relating to the Equity Distribution Agreement, including legal expenses.

The Equity Distribution Agreement contains customary representations, warranties and covenants of NBG and is subject to customary closing conditions. In addition, NBG and Maxim have agreed to indemnify each other against certain liabilities, including indemnification of Maxim by NBG for liabilities arising from breaches of the representations, warranties, or obligations contained in the Equity Distribution Agreement.

NBG is party to an existing equity distribution agreement (February EDA) with Maxim, dated as of 24 February 2021, pursuant to which NBG may sell from time to time, through Maxim, Shares having an aggregate offering price of up to US$99.5 million. Pursuant to the February EDA, through the date of this Notice, NBG has sold an aggregate of approximately 72.1 million Shares for gross proceeds of approximately US$70.8 million and net proceeds of approximately US$68.6 million, after payment to Maxim of an aggregate of approximately US$2.1 million in commissions. In connection with the execution of the Equity Distribution Agreement, NBG terminated the offering under the February EDA.

The Equity Distribution Agreement is attached as Exhibit 10.7 to the Form 6-K. The foregoing description of the Equity Distribution Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 10.7 to the Form 6-K which is available on the SEC website or upon request to the Company.

The Shares are being offered pursuant to a registration statement on Form F-3 (File No. 333-256258), filed by the Company on 18 May 2021, which became effective automatically upon filing, and a prospectus supplement for the offer and sale of Shares in the ATM Offering filed on 8 November 2021.

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1.1.10	Private Placement

On 5 November 2021, NBG entered into a securities purchase agreement (Securities Purchase Agreement) for the Private Placement with certain accredited investors (Investors), pursuant to which NBG will sell to the Investors an aggregate of 49,900,200 Shares, at a purchase price of US$0.6012 per share, for an aggregate purchase price of US$30 million. In addition, each Investor will receive (i) a five-year warrant (Five-Year Warrant) to purchase a number of Shares equal to the number of shares for which such Investor subscribed, or 49,900,200 Shares (Five-Year Warrant Shares) and (ii) a one-year warrant (One-Year Warrant, and each of the Five-Year Warrant and One-Year Warrant, a Warrant) to purchase a number of Shares equal to 0.65 multiplied by the number of shares for which such Investor subscribed, or 32,435,130 Shares (the One-Year Warrant Shares, and together with the Five-Year Warrant Shares, the Warrant Shares). The Warrants have an exercise price of US$0.7348 per Share (Exercise Price).

The sale of Shares and Warrants pursuant to the Securities Purchase Agreement is expected to close by 12 November 2021, subject to customary closing conditions, including the review and non-objection by Nasdaq. If NBG does not receive the non-objection from Nasdaq by 20 November 2021, the market price of Shares closes below US$0.401, or the closing under the Securities Purchase Agreement does not occur on or prior to 29 November 2021, the Investors have the right to terminate the Securities Purchase Agreement.

The Securities Purchase Agreement

The Securities Purchase Agreement includes certain customary representations and warranties and covenants of NBG and the Investors. In addition, NBG has certain customary indemnification obligations under the Securities Purchase Agreement. In addition, the Securities Purchase Agreement provides:

●	Beneficial Ownership Limit: Notwithstanding the Investors’ agreement to purchase Shares, the Securities Purchase Agreement provides that no Investor will purchase securities to the extent that such purchase will result in the Investor beneficially owning in excess of 9.9% of the then issued and outstanding Shares on the date of the closing under the Securities Purchase Agreement (Beneficial Ownership Limit).

●	Ownership Requirement: The Investors are required to own at least the number of Shares purchased on the date of the closing under the Securities Purchase Agreement through the date of the Extraordinary General Meeting called for the purpose of voting in favor of the Transaction Resolutions.

●	Prospectus Supplement: NBG agreed to file a prospectus supplement to the automatic shelf registration statement on Form F-3 (File No. 333-256258) which will offer for resale the Shares sold to the Investors (including the Warrant Shares, in an amount equal to 150% of the number of Warrant Shares initially issuable upon cash exercise of the Warrants).

The Securities Purchase Agreement is attached as Exhibit 10.8 to the Form 6-K The foregoing description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibit 10.8 to the Form 6-Kwhich is available on the SEC website or upon request to the Company.

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The Warrants

The Warrants expire on the date that is the earlier of: (i) one year (for the One-Year Warrants) or five years (for the Five-Year Warrants) from the issuance date or (ii) the date that the Proposed Transaction is completed. In addition, the Warrants provide:

●	Net Share Cashless Exercise: The Warrants can be exercised on a cashless, net share exercise basis at any time and from time to time commencing six months after the date of issuance.

●	Black-Scholes Cashless Exercise: At any time, the Warrants may be exercised on a cashless basis for a number of Warrant Shares equal to the Black-Scholes value per Warrant Share, multiplied by the number of Shares as to which the Warrant is being exercised, divided by the Closing Bid Price (defined below) as of two trading days prior to the exercise date (but not less than the floor price specified in the Warrants). For this purpose, the Black-Scholes value per Warrant Share is calculated using an underlying price of US$0.701; a risk-free interest rate corresponding to the U.S. Treasury rate; a strike price equal to the Exercise Price; an expected volatility equal to 135%; and a deemed remaining term of five years (regardless of the actual remaining term of the Warrant). Accordingly, the Black-Scholes value calculation will not change as a result of future changes in the stock price, risk-free interest rate, volatility or remaining life of the Warrants. As a result of the Black-Scholes cashless exercise provision, the number of Shares issued upon exercise of the Warrants may substantially exceed 82,335,329 Shares. In no event, however, will the number of Shares issued upon exercise of the Warrants exceed 247,005,988 Shares.

●	Automatic Exercise. Immediately prior to the consummation of the Proposed Transaction, the Warrants will automatically be exercised pursuant to a Black-Scholes cashless exercise.

●	Beneficial Ownership Limit: Except for an automatic exercise of the Warrants as described above, the Warrants may not be exercised to the extent the holder or any of its affiliates would beneficially own more than the Beneficial Ownership Limit after giving effect to such exercise.

●	Structural Anti-Dilution: The Exercise Price and number of Warrant Shares covered by the Warrants are subject to adjustment for stock splits, stock combinations and certain other transactions affecting NBG’s share capital as a whole.

The form of Warrant is as Exhibit 4.1 to the Form 6-K. The foregoing description of the Warrants does not purport to be complete and is qualified in its entirety by reference to Exhibit 4.1 to the Form 6-K which is available on the SEC website or upon request to the Company.

Use of Proceeds

NBG intends to use the net proceeds from the sale of the securities in the Private Placement and from the sale of shares in the ATM Offering to meet the US$282 million minimum cash closing condition for the Proposed Transaction, after payment of transaction fees and expenses incurred by NBG. NBG believes that its available cash after the Proposed Transaction, including a portion of the proceeds from the Private Placement and the ATM Offering, will be used as working capital for Cenntro’s business and for other general corporate purposes. If the Proposed Transaction is not consummated, NBG intends to use the net proceeds from the Private Placement and ATM Offering for other strategic acquisitions of businesses or technologies, as well as for working capital and other general corporate purposes.

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1.1.11	Key elements for Shareholder approval

The Proposed Transaction involves the following key elements that are subject to Shareholder approval:

●	the issue of the Acquisition Shares to CAG on Closing, the Distribution of the Acquisition Shares by CAG to the CAG Shareholders promptly following Closing, and each other acquisition of a relevant interest in Shares under the Proposed Transaction for the purposes of item 7 of section 611 of the Corporations Act (see Resolution 1);

●	the change of the name of the Company to Cenntro Electric Group Limited from Closing (see Resolution 2);

●	the amendment of the Constitution to permit three staggered classes of Directors from Closing (see Resolution 3) (Amended Constitution);

●	the appointment of Peter Wang, Chris Thorne, and Joe Tong as Directors from Closing (see Resolution 4); and

●	the consolidation of the Shares in the Company (see Resolution 5). The exact consolidation ratio will be set by the Directors at least 7 days prior to the Meeting. The Company shall notify Shareholders of the exact consolidation ratio by a means reasonably calculated to inform Shareholders, including by issuing a press release or filing a Form 6-K with the SEC. The exact consolidation ratio will be between consolidating every 10 Shares into 1 Share and consolidating every 20 Shares into 1 Share and will be included in Resolution 5 that is put to the Meeting.

1.2	About Cenntro

1.2.1	ECV Business

Cenntro is a designer and manufacturer of electric light- and medium-duty commercial vehicles (ECVs). Its purpose-built ECVs are designed to serve a variety of corporate and governmental organizations in support of city services, last-mile delivery and other commercial applications. As of June 30, 2021, Cenntro has sold or put into service more than 3,100 units of its first ECV model, the Metro®, in 16 countries across North America, Europe and Asia. The Metro® has been driven over seven million miles by commercial end-users in China alone. Cenntro plans to introduce four new ECV models to serve the light- and medium-duty market by the end of 2021. Cenntro’s mission is to leverage its technological and research and development capabilities in areas such as vehicle design, digital component development, vehicle control software, and “smart” driving to become a technology leader in the ECV market.

Cenntro has established an asset-light, distributed manufacturing business model through which it can distribute its unique modular vehicles in unassembled semi-knockdown vehicle kits (“vehicle kits”) for local assembly in addition to fully assembled vehicles. Cenntro’s business model allows it to both (i) design, manufacture, assemble, homologate and sell ECVs to third parties for distribution and service to end-users and (ii) distribute manufactured vehicle kits, which are then assembled, homologated, sold and serviced by third parties in their respective markets. Cenntro refers to these third parties as its “channel partners.” Each of Cenntro’s vehicle models has a modular design that allows for local assembly in small factory facilities that require less capital investment. It currently manufactures its own vehicle kits for the Metro® in its facilities in China. Cenntro plans to leverage the economies of scale of its manufacturing partners in China to manufacture vehicle kits for each of its new models for local assembly at its facilities in the United States and Europe to further reduce overhead costs compared to its competitors. Cenntro believes its distributed manufacturing methodology allows it to execute its business plan with less capital than would be required by the traditional, vertically integrated automotive model and, in the long-term, drive higher profit margins.

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Cenntro began pilot production of its first-generation, U.S. Class 1 (0–6,000 lbs.), electric light-duty commercial vehicle, the Metro®, in 2018, and, as of June 30, 2021, it has sold approximately 1,800 units in over 16 countries across Europe, North America and Asia, and put into service approximately 1,300 additional units in China through affiliated parties. The Metro® is a customizable ECV used in commercial applications such as city services (i.e., street cleaners, fire trucks, food trucks and garbage trucks) and last-mile delivery. The Metro® was “born electric,” meaning that, unlike many other ECVs that are converted from existing internal combustion engine vehicle (ICE) designs, the Metro® was purpose-built from inception to be highly cost-effective and energy efficient, implementing a number of proprietary design elements including a lightweight structure and efficient power system. With Cenntro’s developed supply chain and relationships with component vendors and its growing channel partner network, it believes it is in position for larger scale production and distribution of the Metro®. For the year ended December 31, 2020 and the six months ended June 30, 2021, Cenntro generated US$4.8 million and US$2.0 million in revenue, respectively, from sales of its Metro®.

Since its inception, Cenntro has invested resources in the research and development not only of ECV design and manufacturing processes, but also in digitally enabled components, intra-vehicle communication, vehicle control and vehicle automation, or what it collectively refers to as “vehicle digitization.” Cenntro has developed a prototype system-on-chip (which it sometimes refer to as an SOC) for vehicle control and an open-platform, programmable chassis, with potential for both programmable and autonomous driving capabilities. Cenntro has also designed and developed in-house a proprietary telematics box, sometimes referred to as a T-Box, which allows its ECVs to send and receive data relating to location, speed, acceleration, braking and battery consumption, among others, to end-users. Additionally, Cenntro’s engineers have worked closely with certain of its qualified suppliers to co-design digitally enabled components in areas such as steering, braking, acceleration and signalling.

Cenntro plans to introduce four new ECV models in 2021, which are designed for specific geographic markets and to address additional commercial applications. The CityPorter™ is a U.S. Class 4 (over 14,000 lbs.) medium-duty electric commercial truck designed to meet U.S. city delivery and service needs. Cenntro completed homologation of the CityPorter™ in the United States in the third quarter of 2021. The CityPorter™ is expected to be commercially available in the United States during the fourth quarter of 2021. The CityPorter™ will be offered in four configurations: cargo-box, van, flatbed truck, and basic chassis for upfitters. The Neibor® 200 is a European Union and UK L7e (heavy quadricycle) Class compact electric commercial vehicle designed to meet European neighborhood delivery and neighborhood service needs. The Neibor® 200 is expected to be homologated and commercially available in the European market in the fourth quarter of 2021. The Logistar™ is a European Union N1 Class electric commercial vehicle designed to meet the European Union’s city delivery and city service requirements and complement Cenntro’s smaller Neibor® 200 model. It is expected to be homologated and commercially available in the European market in the fourth quarter of 2021. Cenntro is also developing the Terramak™, an off-road electric commercial vehicle for U.S. off-road use with essentially no homologation requirements and limited certification requirements. The Terramak™ is currently in preparation for production and is expected to be commercially available in the United States during the fourth quarter of 2021. See “Risk Factors—Risks related to Cenntro’s business and financial results—Cenntro’s future success depends on its ability to introduce new models and it may experience delays in launching and ramping up production of its new ECV models”.

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Cenntro has also developed the e-Portee, an open-platform and programmable chassis product. The e-Portee is designed to be a basic modular building block for use by auto makers and special vehicle upfitters in the design of automated or autonomous driving vehicles. Through its advancements in vehicle digitization and smart components, Cenntro has equipped the e-Portee with digital control capabilities. The e-Portee allows third-party developers to integrate detection devices (i.e., lidar, radar, ultra-sound, infrared and other sensory devices) and third-party or proprietary decision-making software to allow for vehicles based on the programmable chassis to be driven autonomously.

The electrification of the global automotive industry has been a major policy focus of governments worldwide. Certain countries, such as the United States, China, Canada, Germany, and various other European countries, have announced aggressive electric vehicle (EV) initiatives designed to reduce carbon emissions, through the replacement of fossil fuels, and have begun incentivizing the development and sale of ECVs through government subsidy programs. According to a June 2020 market study on sales of light-duty ECVs and urban logistics by Frost & Sullivan, a global growth strategy consulting and research firm, total sales volume of light-duty ECVs in the European Union are expected to increase from approximately 21,000 units in 2019 to approximately 204,900 units in 2024, representing a CAGR of 57.7%, and total sales volume of light ECVs in the United States will increase from less than a thousand units in 2019 to approximately 52,600 units in 2024.

1.2.2	CAG and the Wang Parties

Prior to the Closing of the Proposed Transaction, the entities that comprise Cenntro are wholly owned subsidiaries of CAG. As of the date hereof, the Chief Executive Officer of CAG, Peter Z. Wang, indirectly owns approximately 40.318% of CAG, on a fully diluted basis, which ownership Mr. Wang holds through CEL and TCL. Mr. Wang has a significant influence over all corporate matters relating to CAG.

For further information on CAG and the Wang Parties’ voting power in the Company following the Proposed Transaction and their intentions for the Company, please see Sections 1.3.3, 1.4.2 and 1.4.3.2.

1.3	Why is Shareholder approval required?

1.3.1	General

Resolution 1 seeks Shareholder approval pursuant to and in accordance with item 7 of section 611 of the Corporations Act for the Proposed Transaction, including in relation to the issue of the Acquisition Shares by the Company to CAG as consideration for the acquisition by the Company of the Cenntro Shares from CAG, the subsequent Distribution of the Acquisition Shares by CAG to the CAG Shareholders promptly following Closing and entry into the Lock-up Agreements.

Please refer to section 1.3.3 for a table summarising each proposed acquisition of a relevant interest in Shares under the Proposed Transaction that Shareholder approval is being sought for under Resolution 1.

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1.3.2	Section 611 item 7 of the Corporations Act

(a)	Takeover prohibitions under section 606 of the Corporations Act

Section 606(1) of the Corporations Act prohibits the acquisition of a relevant interest in the issued voting shares of a public company if, as a result of that transaction, that person’s (or another person’s) voting power in the company increases:

●	from 20% or below to more than 20%; or

●	from a starting point that is above 20% and below 90%.

(b)	Voting power

The voting power of a person in a company is determined in accordance with section 610 of the Corporations Act. The calculation of a person’s voting power in a company involves determining the votes attached to the voting shares in the company in which the person and that person’s associates have a relevant interest.

(c)	Relevant Interest

Under section 608(1) of the Corporations Act, a person has a “relevant interest” in securities if they are the holder of the securities, have the power to exercise, or control the exercise of, a right to vote attached to the securities, or have power to dispose of, or control the exercise of a power to dispose of, the securities.

Under section 608(3) of the Corporations Act, a person has the relevant interest in any securities that a company has, in which the person’s voting power is above 20% or that the person controls.

(d)	Section 611 item 7 exception

Item 7 of section 611 of the Corporations Act provides an exception to the prohibition in section 606 of the Corporations Act. The exception provides that a person may acquire a relevant interest in a company’s voting shares that would otherwise be a breach of section 606 of the Corporations Act if shareholders of the company approve the acquisition, provided that:

●	no votes are cast in favour of the resolution by the person proposing to make the acquisition and their associates, or the persons (if any) from whom the acquisition is to be made and their associates; and

●	shareholders of the company are required to be given all information known to the person proposing to make the acquisition or their associates, or known to the company, that is material to the decision on how to vote on the resolution.

Please refer to sections 1.3.3 and 1.4 below for the information required to be provided to Shareholders under item 7 of section 611 of the Corporations Act. Shareholders are also referred to the Independent Expert’s Report attached as Annexure A.

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1.3.3	Acquisitions requiring Shareholder approval under Resolution 1

The following table summarises each proposed acquisition of a relevant interest in Shares under the Proposed Transaction that Shareholder approval is being sought for under Resolution 1:

Required information	Explanation
A. CAG’s acquisition of the Acquisition Shares
Identity of the acquirer and its associates

On Closing, it is proposed that CAG will be issued the Acquisition Shares, which will be equal to seven-thirds (7/3) times (i) the number of fully diluted Shares outstanding immediately prior to Closing, less (ii) the number of Shares underlying the Converted CAG Options in accordance with the terms of the Stock Purchase Agreement, as summarised in Section 1.1.

Mr. Peter Wang controls both CEL and TCL who are shareholders in CAG.

CEL holds approximately 36.852% and TCL holds approximately 3.466% of the fully diluted share capital in CAG.

Please see Section 1.2.2 for further information on CAG, CEL, TCL and Mr. Peter Wang.

The voting power that the acquirer and its associates would have as a result of the acquisition

As at the date of this Explanatory Memorandum, neither CAG, Peter Wang, CEL nor TCL nor any of their respective associates has any voting power in the Company.

As a result of the issue of the Acquisition Shares to CAG under the Proposed Transaction, on Closing each of CAG, Peter Wang and CEL will have a relevant interest in up to 2,332,679,328 Shares (pre-Share Consolidation) or approximately 66.20% of the voting shares in the Company (non-diluted).

Promptly following Closing, CAG will Distribute all of the Acquisition Shares to the CAG Shareholders. The impact on the Distribution is detailed in Section B below.

Details of the terms of any other relevant agreement between the acquirers and the Company (or any of their associates) that is conditional on (or directly or indirectly depends on) Shareholders’ approval of the acquisition	Please see Section C below on ‘Lock-up Agreements’.
B. Distribution of Acquisition Shares by CAG to the CAG Shareholders
Identity of the acquirer and its associates

Promptly following the Closing, CAG will Distribute the Acquisition Shares to the CAG Shareholders in accordance with the terms of the Stock Purchase Agreement, as summarised in Section 1.1.1.

Following this Distribution:

●     CAG will no longer have a relevant interest in any Shares;

●     CEL will have a relevant interest in up to 1,257,321,456 Shares (pre-Share Consolidation) or approximately 35.7% of the Shares (which includes a deemed relevant interest as a result of the Lock-up Agreements referred to below);

●     TCL will have a relevant interest in up to 1,257,321,456 Shares (pre-Share Consolidation) or approximately 35.7% of the Shares (which includes a deemed relevant interest as a result of the Lock-up Agreements referred to below); and

●    Mr. Peter Wang, as the controller of both CEL and TCL will have a relevant interest in up to 1,257,321,456 Shares (pre-Share Consolidation) or approximately 35.7% of the Shares (which includes a deemed relevant interest as a result of the Lock-up Agreements referred to below).

The Company will also be deemed to have a relevant interest in up to 35.7% of its voting shares as a result of the Lock-up Agreements referred to in Section C below.

Please see Section 1.2.2 for further information on CAG, CEL, TCL and Mr. Peter Wang.

The voting power that the acquirer and its associates would have as a result of the acquisition	CEL, TCL, Mr. Peter Wang and the Company will each have voting power in up to 35.7% of the Shares.
Details of the terms of any other relevant agreement between the acquirers and the Company (or any of their associates) that is conditional on (or directly or indirectly depends on) Shareholders’ approval of the acquisition	Please see Section C below on ‘Lock-up Agreements’.
C. Lock-up Agreements
Identity of the acquirer and its associates

Prior to Closing, it is proposed that CEL, TCL and China Leader Group Limited (Restricted Shareholders) will enter into the Lock-up Agreements to agree in favour of the Company not to transfer the Restricted Shares beneficially owned or owned of record by them during the Restricted Period, subject to certain exceptions.

Please see Section 1.1.6 for further information on the Lock-up Agreements.

The voting power that the acquirer and its associates would have as a result of the acquisition

The agreement by the Restricted Shareholders not to transfer the Restricted Shares gives the Company a relevant interest in all of the Restricted Shares. In addition, as CEL, TCL and Mr. Wang will have voting power in excess of 20% of the Shares post-Distribution, they will also be deemed to have the Company’s relevant interest in all of the Restricted Shares.

As a result, CEL, TCL, Mr. Wang and the Company’s voting power in the Company for the Restricted Period will be 35.7% of the Shares (which includes China Leader Group Limited’s 8.1% voting power in the Shares). Please see Section B above.

Details of the terms of any other relevant agreement between the acquirers and the Company (or any of their associates) that is conditional on (or directly or indirectly depends on) Shareholders’ approval of the acquisition	Please see Sections A and B above.

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1.4	Other material information required by section 611 item 7 of the Corporations Act

1.4.1	Effect of the Proposed Transaction on the capital structure of the Company

The following table provides an estimate of the Company’s Shares that are anticipated to be outstanding, and fully diluted, immediately subsequent to consummation of the Proposed Transaction:

Pro-forma ownership of the Company immediately after Closing:

	Number of Shares	% (Issued)	% (Fully diluted)
NBG	909,986,504	25.8%	24.5%
Cenntro -ex option holders	2,332,679,328	66.2%	62.9%
Private Placement	133,214,741	3.8%	3.6%
ATM	34,988,585	1.0%	0.9%
Justin Davis-Rice and Associates	112,729,597	3.2%	3.0%
Total outstanding Shares	3,523,598,755	100.0%
Options/warrants	185,385,637		5.0%
Total fully diluted after Closing	3,708,984,393		100.0%

Cenntro fully diluted after Closing (Cenntro -ex option holders + Converted CAG Options)	2,517,378,356		67.9%

Cenntro preference shares - NBG share entitlement	105,986,809
Converted CAG Options %	7.6594%
Converted CAG Options	184,699,028

NBG	503,423		0.0136%
NBG Non-Executive Directors	183,186		0.0049%
Converted CAG Options	184,699,028		4.9798%
Total options/warrants	185,385,637		5.0%

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1.4.2	Future intentions for the Company

Other than as disclosed elsewhere in this Explanatory Memorandum, following the Closing of the Proposed Transaction, it is contemplated that CAG will immediately distribute the Acquisition Shares and no longer remain a shareholder of the Enlarged Group. Assuming consummation of the Proposed Transaction occurs, the Wang Parties, as principal shareholders of CAG and the Company following the Closing, currently:

a.	intend to be supportive of the continued operation of Cenntro’s existing business and projects and do not intend to make any significant changes to the business of Cenntro other than with respect to the proposed expansion of current operations, including, for instance, establishing new assembly facilities in Dusseldorf, Germany and Jacksonville, Florida, as previously disclosed to the Company;

b.	have no intention of injecting further capital into substantially all of the Enlarged Group;

c.	have no intention of making material changes regarding the future employment of substantially all the present employees of the Enlarged Group;

d.	intend to retain the composition of the Board as it will be constituted at completion of the Proposed Transaction;

e.	do not intend to redeploy any fixed assets of the Enlarged Group, other than with respect to the proposed expansion of current operations described above;

f.	do not intend to transfer any property between the Enlarged Group and CAG, the Wang Parties or any of their respective associates; and

g.	have no intention to change the Enlarged Group’s existing policies in relation to financial matters or dividends.

These intentions are based on information concerning the Company, its business and the business environment which is known to the Wang Parties at the date of this Explanatory Memorandum.

These present intentions may change as new information becomes available, as circumstances change or in the light of all material information, facts and circumstances necessary to assess the operational, commercial, taxation and financial implications of those decisions at the relevant time. The Company did not cause its preparation and neither the Company nor its advisers assume any responsibility for the accuracy or completeness of that statement of intention.

1.4.3	Board of Directors and Officers of the Company

1.4.3.1	Current Board

As at the date of this Explanatory Memorandum, the current Directors of the Company are as follows.

If the Proposed Transaction does not proceed, the current Directors will remain.

(a)	Justin Ashley Davis-Rice – Executive Chairman and CEO

Mr. Davis-Rice is currently Chairman and Chief Executive Officer Naked Brand Group. Prior to becoming Executive Chairman, Mr. Davis-Rice served as Chief Executive Officer of Bendon Limited from 2010 to 2017. As CEO, he transformed the company through an operational restructuring and a re-engineering of key functional and operational aspects of the business including, supply chain, human resources, design and development, sourcing, wholesale and retail sales bringing the group to operating profits from being loss making. Prior to joining Bendon Limited, in 2004 Mr. Davis-Rice co-founded Pleasure State, an intimate apparel company which he merged with Bendon Limited in May 2010. In 2007, Mr. Davis-Rice licensed Pleasure State’s BIOFIT technology and trademark for what became a US$25m unit royalty agreement generating in excess of US$45m in free cashflow over 3 years and Victoria’s Secret’s biggest bra launch in its history.

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In April 2021, Mr. Davis-Rice completed an MBO from NBG of the Bendon business, decoupling the Australia and New Zealand company from the public company.

Mr. Davis-Rice has wide knowledge and experience in all facets of business operations within the apparel sector, as well as extensive legal, financial and US capital markets expertise.

Mr. Davis-Rice has served as a member of the Company’s Board of Directors since January 2017.

(b)	Andrew Shape – Independent Non-Executive Director

Mr. Shape has over 25 years of merchandising, marketing, branding, licensing, and management experience. He is the co-founder and current President of Stran & Company, Inc. — a top 50 promotional merchandise and marketing agency that provides leading consumer brands with promotional merchandise and marketing support. Mr. Shape has also provided consulting and management services to early stage brands on how to launch the brand, create a marketing plan, establish distribution models, earn market share, and formulate an exit strategy.

Prior to forming Stran & Company in 1994, Mr. Shape worked at Copithorne & Bellows Public Relations (a Porter Novelli company) as an Account Executive covering the technology industry.

(c)	Kelvin Dean Fitzalan – Independent Non-Executive Director

Mr. Fitzalan is a tax professional with approximately 33 years of experience and he continues to work with closely held active businesses and their owners across a wide range of industries. He is also currently non-executive Chairman for Sumo Australia Limited.

He also is a Chartered Accountant with the Chartered Accountants of Australia and New Zealand and a chartered tax advisor with The Tax Institute (Australia).

(d)	Simon Charles Howard Tripp – Independent Non-Executive Director

Mr. Tripp has an honours degree in Chemical Engineering from Cape Town University and an MBA from Massey University in New Zealand. Simon has an extensive background in investment banking and capital markets. He was previously a director of Ord Minnett (subsequently acquired by JP Morgan) in Sydney where he was involved in many significant transactions involving IPO’s, capital raisings, M&A and divestments across many sectors including aviation, media, tourism, property and financial services. Mr. Tripp then established a fund with two other partners that raised the funding for and developed the Citibank Centre, a major commercial and retail centre in the Sydney CBD. The development was listed on the Australian ASX. During this time, the fund also managed the Sydney Olympic Stadium and Mr. Tripp was on the board of the stadium during the Sydney 2000 Olympics. Since divesting his interests in the fund, Mr. Tripp has been involved in a number of venture capital deals across many sectors including financial services, mining, retail and property.

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1.4.3.2	Proposed changes to the Board and Officers

Under the Stock Purchase Agreement, the Company is required to take all such action within its power as may be necessary or appropriate such that, immediately following the Closing Date:

(a)	the Board will consist of up to five Directors, which will initially include:

(i)	one (1) director nominee to be designated by the Company, in its sole discretion, prior to the Closing (who shall serve as a class II Director in accordance with the Amended Constitution of the Company following the Closing Date) (Company Nominee Director); and

(ii)	four (4) director nominees to be designated by the Wang Parties, in their sole discretion, prior to the Closing (one of whom shall serve as the managing Director, one of whom shall serve as a class I Director, one of whom shall serve as a class II Director, and one of whom shall serve as a class III Director, in accordance with the Amended Constitution of the Company following the Closing Date and the Relationship Agreement) (Wang Parties Nominee Directors);

(b)	the Board will have a majority of independent Directors for the purposes of Nasdaq and each of whom will serve in such capacity in accordance with the terms of the Amended Constitution of the Company following the Closing Date;

(c)	to the extent and so long as required by applicable law, the Board will have two (2) Directors who are ordinarily resident in Australia; and

(d)	the initial officers of the Company will be as follows (as may be updated by CAG prior to Closing following written notice to the Company), who will serve in such capacity in accordance with the terms of the Amended Constitution following the Closing Date:

(i)	Peter Wang - CEO;

(ii)	Edmond Cheng - CFO;

(iii)	Marianne McInerney – CMO;

(iv)	Wei Zhong – CTO; and

(v)	Tony Tsai - VP and Corporate Secretary.

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If the Proposed Transaction is approved and subject to Closing, it is proposed that the Company’s Board members will be as follows:

●	Company Nominee Director: Justin Davis-Rice – Director (class II Director);

●	Wang Parties Nominee Directors:

Peter Wang
Proposed role and class	Director and Chairman of the Board (Managing Director)
Qualifications and experience	Peter Wang is the founder of CAG and Cenntro and has served as Chairman and Chief Executive Officer of CAG, Cenntro’s parent corporation, since 2013. Mr. Wang is an entrepreneur and investor in the electric vehicle and technology industries, and has founded or co-founded a number of companies in his career, including UTStarcom (a global telecom infrastructure provider), which went public in 2000, World Communication Group, an international telecommunication company, and Sinomachinery Group, a diesel power system (engine and transmission) manufacturer. Mr. Wang was named one of the Outstanding 50 Asian Americans in Business by Asian American Business Development Center in 2004, one of China’s 100 Most Innovative Businessmen by Fast Company Magazine in 2017, and one of the Most Intriguing Entrepreneurs by Goldman Sachs in 2019. Mr. Wang is also the chairman of the board of directors of Cenntro Enterprise Limited, a principal stockholder of the Cenntro, and Greenland Technologies Holding Corp. (NASDAQ: GTEC), a transmission products manufacturing company. Mr. Wang holds Bachelor of Science degrees in Computer Science and Math, as well as a Master of Science degree in Electrical Engineering, from the University of Illinois at Chicago. Mr. Wang also holds a Master of Business Administration from Nova Southeastern University.
Associations	N/A
Interests	As of the date hereof, Mr. Wang owns 40.318% of CAG, on a fully diluted basis, through CEL and TCL, and will receive a significant portion of the Acquisition Shares following the Distribution.

Chris Thorne
Proposed role and class	Director (class I Director)
Qualifications and experience	Chris Thorne has served as Chairman of the Board of Broadline Capital, a global private equity firm focused on growth capital and impact investments primarily in Asia and North America, since 2005. Mr. Thorne has been the Chairman of the Board for Cytonus Therapeutics since November 2019, Endosphere, Inc. since December 2010 and has been the Chairman of the Board of Powermers, Inc. since January 2010. Mr. Thorne received his Juris Doctor from Harvard Law School with honors, Master of Business Administration from Harvard Business School with final year honors, and a Bachelor’s degree from Harvard University, magna cum laude, where he founded the Harvard Negotiation Law Review and served as president of the university-wide student government. Mr. Thorne is qualified to serve on the Board post-Closing due to his substantial private equity and board of directors experience.
Associations	N/A
Interests	N/A

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Joe Tong
Proposed role and class	Director (class II Director)
Qualifications and experience	Joe Tong co-founded MeetChina, a leading B2B e-commerce website for China in 1998 and served as its Chief Executive Officer and Director from 1998 to 2003. In 2007, Mr. Tong joined Testra Sensis as its President of China, and helped build Fang.com (NASDAQ: SFUN), a leading real-estate company website in China, and Autohome Inc. (NYSE: ATHM), a leading automotive company website. In 2016, Mr. Tong joined Ford Motor Company as its Head of Smart Mobility, China. Mr. Tong holds a Bachelor’s degree in Computational Mathematics from Nanjing University, and a Master of Business Administration in Finance and Strategic Marketing from the University of Pennsylvania’s Wharton School of Business. Mr. Tong is qualified to serve on the Board post-Closing due to his past experience with business-to-business enterprises and in the automotive industry.
Associations	N/A
Interests	N/A

Simon Charles Howard Tripp
Proposed role and class	Director (class III Director)
Qualifications and experience

Refer to Section 1.4.3.1 above.

As mentioned in Section 1.1.7, Mr. Tripp, who is one of the existing Directors, will be a Wang Parties Nominee Director to satisfy the legal requirement of having at least two Directors resident in Australia.

Associations	Refer to Section 1.4.3.1 above.
Interests	Refer to Section 1.4.3.1 above.

Resolutions 4.1 to 4.3 are ordinary resolutions that seek approval from Shareholders, subject to and conditional on the Transaction Resolutions being passed and Closing, for the election of the Wang Parties Nominee Directors (who are not already Directors) as Directors of the Company, with effect from Closing.

Please refer to Section 4 for further information on Resolution 4.1 to 4.3 and the proposed election of the Wang Parties Nominee Directors as Directors and Section 3 for information on the proposed amendments to the Constitution to permit three staggered classes of Directors.

1.5	Reasons to vote on the Proposed Transaction

1.5.1	Reasons to vote in favour of the Proposed Transaction

Based on its due diligence investigations of the CAG Subs and the industry in which they operate, including the financial and other information provided by CAG in the course of the negotiations, the Company believes that the Proposed Transaction will provide Shareholders with an opportunity to participate in a company with significant growth potential.

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The Non-Executive Directors consider that the reasons why Shareholders may consider voting in favour of the Transaction Resolutions include:

●	The Non-Executive Directors unanimously recommend that you vote in favour of the Transaction Resolutions in the absence of a Superior Proposal

The Non-Executive Directors believe that the Proposed Transaction is in the best interests of Shareholders and are of the view that the following non-exhaustive list of advantages may be relevant to a Shareholder’s decision on how to vote on the Transaction Resolutions:

○	the Proposed Transaction represents an attractive investment opportunity for the Company to change its business focus to that of an electric commercial vehicle design and manufacturing business;

○	the Company will obtain ownership of the ECV Business through the acquisition of the Cenntro Group;

○	the appointment to the Board of the Wang Parties Nominee Directors provides the Company with extensive experience within the ECV industry; and

○	the consideration for the Proposed Transaction is Shares, thereby allowing the Company to use its strong cash position to grow the ECV Business and potentially increase Shareholder value.

In giving their unanimous recommendation for the Proposed Transaction, the Non-Executive Directors have, among other things:

○	assessed the Proposed Transaction having regard to the Company’s alternatives if the Proposed Transaction does not proceed;

○	obtained advice from the Company’s advisers; and

○	considered the Independent Expert’s Report.

The Non-Executive Directors intend to cause any Shares in which they have a relevant interest to be voted in favour of the Transaction Resolutions in the absence of a Superior Proposal.

●	The Independent Expert has concluded that the Proposed Transaction is not fair but reasonable to Shareholders in the absence of a superior proposal

FTI Consulting (Australia) Pty Limited was engaged by the Non-Executive Directors to prepare the Independent Expert’s Report for Shareholders in respect of the Proposed Transaction. The explanation of why the Independent Expert has concluded the Proposed Transaction is not fair but reasonable to Shareholders in the absence of a superior proposal is set out in Section 1.8.

The Independent Expert has identified the following advantages of the Proposed Transaction (note this is a summary of the advantages to Shareholders of the Proposed Transaction, Shareholders should read the Independent Expert’s Report in its entirety before deciding how to vote):

○	(Participation in the anticipated high growth, ECV industry) If the Proposed Transaction is approved, Shareholders will have the opportunity to participate in an industry that, overall, is expected by many investors and industry analysts to achieve high growth.

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○	(Cenntro’s potential competitive advantages in the ECV industry) If the Proposed Transaction is approved, Shareholders will have the opportunity to participate in the potential returns expected to be generated by Cenntro, an early-stage company that, while facing significant uncertainty and risks, also appears to have developed some competitive advantages in the electric light commercial vehicle sector.

○	(Only option currently available) The Directors have advised that the Proposed Transaction is the only option currently available to NBG and that there are no other offers or transactions that the Directors are considering. Whilst proceeding with the Proposed Transaction is likely to preclude NBG from pursuing alternative major opportunities which may arise in the future, there is no guarantee that such opportunities may arise and be superior propositions to the Proposed Transaction.

○	(Impact on NBG’s share price) If the Proposed Transaction is not approved, NBG’s share price may experience a significant decrease, since the market seems to already be pricing into NBG’s shares a likelihood of a value-accretive transaction. That premium might disappear if the Proposed Transaction is not approved.

The Independent Expert’s Report is set out in full at Annexure A of the Explanatory Memorandum. Shareholders should read the Independent Expert’s Report in its entirety as part of their assessment of the Proposed Transaction and before casting their vote in relation to the Transaction Resolutions.

1.5.2	Reasons to vote against the Proposed Transaction

The Non-Executive Directors consider that the reasons why Shareholders may consider voting against the Transaction Resolutions include:

●	Shareholders may disagree with the Non-Executive Directors’ unanimous recommendation

Notwithstanding the unanimous recommendation of the Non-Executive Directors in the absence of a Superior Proposal, Shareholders may believe the Proposed Transaction is not in their best interests.

Shareholders are not obliged to follow the unanimous recommendation of the Non-Executive Directors.

●	Dilution of shareholding and voting power

The aggregate percentage shareholding of an existing Shareholder will be diluted by the issue of the Acquisition Shares to CAG (and the subsequent Distribution to the CAG Shareholders). Based on the assumptions described in Section 1.1.3, following the Proposed Transaction, the existing Shareholders’ ownership interest will be reduced from 100% to approximately 24.5% on a fully diluted basis and the collective entitlement to any dividends and the voting power of existing Shareholders will also be reduced accordingly. Please refer to Section 1.4.1 for further details on the impact of the Proposed Transaction of the Company’s capital structure.

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●	Change of business

The Company will be changing the nature and scale of its activities which may not be consistent with the objective of all Shareholders. There are additional risk factors associated with the change in nature of the Company’s activities resulting from the Proposed Transaction. Some of the risk factors are summarised in Section 1.6.

●	Additional funding

The Company may need additional funding in the future to achieve its long term goals and could result in further dilution at the time.

●	Additional disadvantages

In addition, the Independent Expert identified the following disadvantages to the Shareholders of accepting the Proposed Transaction:

○	(Difficulty in estimating the fair market value of Cenntro) The Independent Expert is of the opinion that there is insufficient information to form an opinion, to the level of certainty required by ASIC guidance, whether the Proposed Transaction is fair. Given that, in their view, the fair market value cannot be reliably estimated as of the date of the Independent Expert’s Report, due to lack of sufficiently reliable and supportable prospective financial information, they cannot opine on the financial benefits of the Proposed Transaction.

○	(The ECV industry is high risk) There is a high degree of risk inherent in an investment in a company in the ECV industry since, while there appears to be significant opportunity for attractive investment returns, it is a new industry with significant challenges and uncertainty. There are numerous competitors in the industry, and it is not possible, at this stage, to determine with reasonable certainty, which companies will be successful.

○	(Cenntro is a high-risk investment) There is a high degree of risk inherent in an investment in Cenntro as it is an early-stage company with significant hurdles to overcome to be a successful player in the ECV industry.

○	(Cenntro has very different investment characteristics to NBG) The investment characteristics (e.g. risks and opportunities) of the ECV industry Cenntro is targeting are very different than the investment characteristics of the fashion and ecommerce industries NBG has historically participated in before the Proposed Transaction. While NBG’s share price has responded positively to NBG’s 24 September 2021 announcement that it was looking at a “disruptive opportunity in the clean technology sector”, there is still a risk some investors may prefer NBG’s historical industry focus over Cenntro’s.

○	(Prospects of a future takeover) The prospects of future takeover offers may be reduced due to the concentration of ownership resulting from the Proposed Transaction. The Wang Parties, having a major shareholding in CAG, will have a significant ownership stake after the Proposed Transaction (beneficial ownership estimated at approximately 27.6% of the outstanding Shares, or 26.2% on a fully diluted basis), which may dissuade potential buyers due to their ability to block potential transactions.

○	(Impact on control) If the Proposed Transaction is approved, there will be an impact on the voting power and ownership of the Enlarged Group. In summary, Shareholders will cede a majority of their voting rights to CAG Shareholders.

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1.6	Key risk factors – Summary

1.6.1	Overview

In considering the Proposed Transaction, you should be aware that there are a number of risk factors, general and specific, which could materially adversely affect the value of the Shares, the Company’s options and future dividends, the future operating and financial performance of the Enlarged Group, its products and systems, the industry in which it operates and the outcome of an investment in the Enlarged Group. These risks will only be relevant to you if the Proposed Transaction is approved and implemented and you remain a Shareholder on Closing.

Before voting at the Meeting, Shareholders should carefully consider the risks summarised in this Section and set out in more detail in Schedule 2, as well as your personal circumstances. These risk factors do not take into account the investment objectives, financial situation, taxation position or particular needs of any specific Shareholder. The information below and in Schedule 2 does not purport to be, nor should it be construed as representing, an exhaustive description of all possible risks.

1.6.2	Specific risks associated with the business and operations of the Enlarged Group

Risks related to Cenntro’s business and financial results

●	Cenntro has a limited operating history and face significant challenges in an emerging industry.

●	Cenntro has historically incurred losses from its operations and may not be profitable in the future.

●	Cenntro’s ability to develop and manufacture ECVs of sufficient quality, on schedule and on a large scale is still evolving.

●	Cenntro’s future success depends on its ability to introduce new models and it may experience delays in launching and ramping up production of its new ECV models.

●	Cenntro’s operating results may be more volatile due to a high concentration of sales in relatively few channel partners.

●	Cenntro’s reliance on its channel partners to market, sell and service (and in certain limited cases, assemble and/or homologate) its vehicles is subject to substantial risks.

●	Cenntro’s channel partners may reduce or cancel their orders at any time, which could adversely affect its business.

●	Cenntro’s channel partner network may not grow or develop as it currently expects, and if it fails to establish new channel partners in current markets in which it sells ECVs or fails to penetrate new markets, its revenue and financial condition would be adversely affected.

●	Cenntro’s business is subject to the risk of disruption in its supply chain.

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●	Cenntro is dependent on its suppliers, certain of which are single-source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of Cenntro’s ECVs at prices and volumes acceptable to it would have a material adverse effect on its business, prospects and operating results.

●	As Cenntro shifts component manufacturing to qualified suppliers and vehicle kit manufacturing to manufacturing partners, it will be relying on third parties to deliver substantially all of its components and vehicle kits for each of its new models. Cenntro’s qualified suppliers and manufacturing partners may fail to deliver components and vehicles kits, respectively, according to schedules, prices, quality and volumes that are acceptable to it.

●	If Cenntro’s suppliers, channel partners or assembly partners fail to use ethical business practices and comply with applicable laws and regulations, Cenntro’s brand image and business could be harmed due to negative publicity.

●	The COVID-19 pandemic has harmed and may continue to harm Cenntro’s business, financial condition, operating results and prospects.

●	Cenntro’s distributed manufacturing methodology and channel partner network model is different from the predominant current distribution model for automobile manufacturers, which makes evaluating its business, financial condition, operating results and prospects difficult.

●	Cenntro’s business plans require a significant amount of capital, which may not be available to it on acceptable terms or at all.

●	Cenntro may not be able to accurately estimate the supply and demand for its vehicles, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue. If Cenntro fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays.

●	Cenntro has identified a material weakness in its internal control over financial reporting that could materially harm it. If Cenntro fails to remediate the material weakness, or if it experiences material weaknesses in the future, it may not be able to accurately and timely report its financial condition or results of operations, which may adversely affect investor confidence in it.

Risks related to Cenntro’s industry

●	The unavailability or reduction of government and economic incentives or the elimination of regulatory policies which are favourable for ECVs could materially and adversely affect Cenntro’s business, financial condition, operating results and prospects.

●	Cenntro’s future growth is dependent upon end-users’ willingness to adopt ECVs.

●	Cenntro could experience cost increases or disruptions in the supply of raw materials or components used in its vehicles, and a shortage of key components, such as semiconductors, can disrupt its production of ECVs.

●	Increases in the cost, disruptions of supply or shortages of lithium-ion batteries could harm Cenntro’s business.

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●	Developments in alternative technologies or improvements in the internal combustion engine may materially and adversely affect the demand for Cenntro’s ECVs.

●	The automotive market is highly competitive, and Cenntro may not be successful in competing in this industry.

●	If Cenntro is unable to keep up with advances in electric vehicle technology, it may suffer a decline in its competitive position.

Risks related to legal and regulatory matters

●	Cenntro’s business is subject to substantial regulations, which are evolving, and unfavorable changes or the failure by Cenntro or its channel partners to comply with these regulations could materially and adversely affect its business, financial condition, operating results and prospects. Cenntro faces risks associated with its global operations and expansion, including unfavorable regulatory, political, legal, economic, tax and labor conditions, and with establishing itself in new markets, all of which could harm its business. Cenntro’s business will be adversely affected if it is unable to protect its intellectual property rights from unauthorized use or infringement by third parties.

●	Cenntro may need to defend itself against patent or trademark infringement claims, which may be time-consuming and could cause it to incur substantial costs.

●	Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

●	Cenntro seeks to continuously expand and improve its information technology systems and use security measures designed to protect its systems against breaches and cyber-attacks. If these efforts are not successful, Cenntro’s business and operations could be disrupted, and its operating results and reputation could be harmed.

●	Data collection is governed by restrictive regulations governing the use, processing, and cross-border transfer of personal information.

Risks related to doing business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on Cenntro’s business, results of operations, financial condition and prospects.

●	The PRC government may intervene or otherwise adversely affect Cenntro’s operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in China-based issuers, which could materially affect its operations.

●	Uncertainties with respect to the PRC legal system could materially and adversely affect Cenntro and may restrict the level of legal protections to foreign investors.

●	Cenntro currently conducts substantially all of its operations through its subsidiaries established in China. Adverse regulatory developments in China may subject Cenntro to additional regulatory review or regulatory approval, and additional disclosure requirements. Also, regulatory scrutiny in response to recent tensions between the United States and China may impose additional compliance requirements for companies like Cenntro with significant China-based operations. These developments could increase Cenntro’s compliance costs, subject it to additional disclosure requirements, and/or adversely affect its ability to remain listed on Nasdaq.

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●	Increases in labour costs and enforcement of stricter labour laws and regulations in China may adversely affect Cenntro’s business and profitability.

●	Fluctuations in the value of the Renminbi, or RMB, and restrictions on currency exchange may adversely affect Cenntro’s business.

●	Cenntro may rely on dividends and other distributions on equity paid by its PRC subsidiaries to fund any cash and financing requirements it may have, and any limitation on the ability of its PRC subsidiaries to make payments to Cenntro could have a material and adverse effect on its ability to conduct its business.

●	Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact Cenntro’s business and operating results.

●	It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

●	PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent Cenntro from making loans to or make additional capital contributions to its PRC subsidiaries, which could materially and adversely affect its liquidity and its ability to fund and expand its business.

●	PRC regulations relating to offshore investment activities by PRC residents may limit Cenntro’s PRC subsidiaries’ ability to increase their registered capital or distribute profits to Cenntro or otherwise expose Cenntro or its PRC resident beneficial owners to liability and penalties under PRC law.

●	You may experience difficulties in enforcing foreign judgments or bringing actions in China against Cenntro based on foreign laws.

●	Cenntro currently conducts substantially all of its operations through its subsidiaries established in the People’s Republic of China. The Enlarged Group is subject to unique risks due to uncertainty regarding the interpretation and application of currently enacted PRC laws and regulations, any future actions of the PRC government relating to the foreign listing of companies with significant PRC operations, and the possibility of sanctions imposed by PRC regulatory agencies, including the China Securities Regulatory Commission, if it fails to comply with their rules and regulations.

●	There may be a substantial degree of risk associated with Cenntro’s operations conducted in China. Cenntro may face heightened scrutiny and negative publicity, which could materially affect the operations of the Enlarged Group or significantly limit the ability of the Enlarged Group to offer or continue to offer securities to investors and cause the value of such securities to significantly decline. Additionally, recent statements by PRC authorities and changes in PRC internal regulatory mandates may target Cenntro’s corporate structure and impact its ability to conduct business, accept foreign investments, or list on a U.S. or other foreign exchange. For a description of some of the China-related risks, see ‘‘Risk Factors—Risks Relating to Doing Business in China”.

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●	The PRC government may intervene or otherwise adversely affect Cenntro’s operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in China-based issuers, which could materially affect Cenntro’s operations. For example, the PRC government has recently published new policies that significantly affected certain industries such as the education and Internet industries, and Cenntro cannot rule out the possibility that the PRC government will in the future release regulations or policies regarding the electric commercial vehicle or any other related industry that could adversely affect its the business, financial condition and results of operations. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas, as well as foreign investment in China-based companies. Rules and regulations in China can change with little advance notice. Any such action, once taken by the PRC government, could significantly limit or completely hinder Cenntro’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.

●	Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including increasing enforcement and regulatory oversight over certain activities in the securities market, enhancing supervision over China-based companies listed overseas (particularly those using variable interest entity structures), adopting new measures to extend the scope of cybersecurity reviews (particularly for companies that process large amounts of sensitive consumer data), and expanding efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative bodies will respond, what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on Cenntro’s business operations or the ability to accept foreign investments and list its securities on a U.S. or other foreign exchange.

●	Cenntro currently conducts substantially all of its operations in various countries, including China, through wholly owned subsidiaries with direct equity ownership, and does not directly own any substantive business operations in China. Cenntro’s ability to pay dividends to its shareholders and to service any debt it may incur may depend upon dividends paid by its PRC subsidiaries. To the extent any of its operating subsidiaries incur debt, the instruments governing such debt may restrict the ability of any such subsidiary to pay dividends to Cenntro, which could limit the amount of dividends that Cenntro may make to shareholders in the future. Furthermore, distributions from PRC subsidiaries to Cenntro will be subject to certain transfer taxes and regulatory approvals, as described below.

●	Current PRC regulations permit Cenntro’s PRC subsidiaries to pay dividends to it through CAG HK only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of Cenntro’s subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

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●	Under applicable PRC accounting standards and regulations, intercompany transfers are accounted for under either a general account, for cash transfers in the ordinary course of business, or a capital account, for cash transfers on investments (i.e. dividends and loan repayments). Cenntro can send capital investments to its PRC subsidiaries for working capital and its PRC subsidiaries can use such capital at their discretion. To the extent one of its PRC subsidiaries declares and pays a dividend, such subsidiary must pay a transfer tax of 15% to repatriate any profit distributed to the U.S. Cenntro’s PRC subsidiaries, as Wholly Foreign Owned Enterprises (WFOEs) under PRC law, can make dividends up to CAG HK without prior PRC regulatory approval. However, any such subsidiary is limited in its ability to make dividends while that subsidiary has either net losses in the current period or accumulated net losses from prior periods and will only be able to pay dividends during periods in which it has positive net income and no accumulated net losses. To date, there have been no net profits recognized at any of Cenntro’s PRC subsidiaries and thus there have not been any dividends or distributions made by any such subsidiary. With respect to Cenntro’s general account, Cenntro’s subsidiaries purchase and pay for materials and parts, and receive funds for the sale of vehicle kits and vehicles. There is no PRC government approval required for transactions in the general account, where funds can be sentand received in the ordinary course of business freely without government approvals.

1.6.3	Transaction specific risks

●	There can be no assurance that the Conditions (such as approval of the Transaction Resolutions, that NBG has cash of at least $282 million and liabilities of no more than US$10 million in the aggregate immediately prior to Closing, and that Nasdaq has approved the listing of the Acquisition Shares) under the Stock Purchase Agreement as summarised in Section 1.1 will be satisfied or waived. In such circumstances, the Company may be compelled to either restructure the Proposed Transaction or abandon it, and accordingly there can be no assurance that the Proposed Transaction will be consummated on the terms described in this Explanatory Memorandum, or at all.

●	Based on the assumptions in Section 1.1.3, the Company estimates that it will issue approximately 35.0 million Shares in the ATM Offering, 133.2 million Shares in the Private Placement, 112.7 million Shares upon settlement of the Incentive Award, and 2,332.7 million Shares to CAG to be distributed to CAG Shareholders. In addition, there would be options and warrants to purchase 185.4 million Shares outstanding (including the Converted CAG Options). This will significantly dilute the equity interest of Shareholders from 100% to approximately 24.5% on a fully diluted basis and the collective entitlement to any dividends and the voting power of existing Shareholders will also be reduced accordingly, which may also adversely affect prevailing market prices for the Shares.

●	Based on the assumptions in Section 1.1.3, upon completion of the Proposed Transaction and the distribution of Acquisition Shares by CAG to its shareholders, the Wang Parties are expected to beneficially own approximately 27.6% of the outstanding Shares (or 26.2% on a fully diluted basis) and will be able to exercise a significant level of influence over all matters requiring Shareholder approval, and can block special resolutions. This may delay or prevent a change of control of the Company or changes in management and make approval of certain transactions difficult without their support. Further, in accordance with the Relationship Agreement, the Wang Parties may nominate a Wang Parties Nominee Director in the event that an existing Wang Parties Nominee Director is removed as a Director by Shareholders pursuant to section 203D of the Corporations Act.

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●	The Company will be solely dependent on the success of Cenntro’s business after the Proposed Transaction.

●	Although the Company’s management has endeavoured to evaluate the risks inherent in Cenntro’s business, it operates in an industry that is outside of management’s area of expertise. It is possible that such analyses, and the best-estimate assumptions made by the Company, may not be realized, and the Share price may decline.

●	Resources expended in pursuit of the Proposed Transaction, including substantial costs for accountants, lawyers and consultants, would be wasted if the Proposed Transaction is not completed.

●	The Stock Purchase Agreement provides that all of the representations, warranties and covenants of the parties shall not survive the Closing, except for those covenants that apply or are to be performed in whole or in part after the Closing, and then only with respect to breaches occurring after Closing, and any claims for actual fraud. As a result, NBG likely will have no remedy available to it if the Proposed Transaction is consummated and it is later revealed that there was a breach of any of the representations, warranties and covenants made by CAG and Cenntro at the time of the signing of the Stock Purchase Agreement or the Closing.

●	The Company’s management has interests in the Proposed Transaction that are different than Shareholders generally, for example, the Phantom Warrants and Incentive Award and the Non-Executive Director Benefits. These financial interests may have influenced the decision of management to pursue the Proposed Transaction, and may influence decisions to amend the Stock Purchase Agreement, consent to certain Cenntro actions or waive certain rights of the Company under the Stock Purchase Agreement.

1.6.4	General investment risks

●	Economic, government policy, taxation laws and other factors may affect the market price of Shares despite the Enlarged Group’s performance. Past performance of the Company or the Cenntro Group is not necessarily an indication as to the future performance of the Enlarged Group. If a significant number of Shareholders sell Shares post-Proposed Transaction, this may adversely impact Share price. There is no guarantee that there will continue to be an active market for Shares or that the price of Shares will increase.

●	There may be tax consequences (e.g. exposure to higher capital gains liability) resulting from the Proposed Transaction. Shareholders should seek their own professional advice regarding the individual tax consequences applicable to them.

●	The Company cannot provide assurance that it will be able to continue to comply with the standards required to maintain a listing on the Nasdaq Capital Market. In the event that the Company receives a notice of de-listing, the Company would plan to take actions to restore compliance with the Nasdaq Capital Market’s listing requirements, but can provide no assurance that any action taken would result in the Shares maintaining listing, or that any such action would stabilise the market price or improve the liquidity of Shares.

●	Future determination as to payment of dividends by the Enlarged Group will be at the discretion of the new Board. No assurance in relation to the payment of dividends can be given by the Enlarged Group.

●	Changes to accounting policy standards may affect the reported earnings of the Enlarged Group and its financial position from time to time.

●	Changes in general economic and business conditions nationally and globally, for example due to consumer spending, commodity prices, inflation, interest rates and exchange rates, supply and demand, industrial disruption, access to debt and capital markets and government fiscal, monetary, taxation and regulatory policies, significant acts of terrorism, hostilities, war, civil commotion, epidemic, pandemic, quarantine, natural disasters or Acts of God, have an adverse impact on the Enlarged Group’s operating and financial performance, financial position and market price of Shares.

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1.7	What will happen if the Transaction Resolutions are not passed?

Resolution 1 is conditional on all other Transaction Resolutions being approved.

If the Transaction Resolutions are not approved by Shareholders, the Proposed Transaction cannot proceed.

1.8	Opinion of the Independent Expert’s Report

The Independent Expert was commissioned by the Non-Executive Directors of the Company to provide an Independent Expert’s Report to assess whether the Proposed Transaction is fair and reasonable to Shareholders.

The Independent Expert’s Report concluded that the Proposed Transaction is “not fair but reasonable” to Shareholders in the absence of a superior proposal. This is on the basis that the Independent Expert concluded that:

Fairness assessment

In undertaking the Independent Expert’s fairness assessment, the Independent Expert had regard to ASIC Regulatory Guide 111 Content of expert reports (RG 111).

RG 111 states that the Proposed Transaction should be assessed on the basis that NBG is subject to a change of control transaction. This reflects the possibility that Shareholders, in approving the Proposed Transaction, may give up the opportunity to realise the benefits of control (control premium).

Shareholders will continue to hold their shares if the Proposed Transaction is approved. However, the Shareholders’ interests will be diluted from a combined 100.0% interest in the total issued shares of NBG, on a standalone basis, to a combined 24.5% interest in the total issued shares of after the Proposed Transaction comprising the combined entity of NBG and Cenntro on a fully diluted basis.

In forming the Independent Expert’s opinion regarding the fairness of the Proposed Transaction, they are required to compare:

A.	the fair market value of an issued share of NBG before the Proposed Transaction, on a controlling interest basis, (representing the consideration deemed to be paid by the Shareholders if approved)

to

B.	the fair market value of an issued share of NBG after the Proposed Transaction, on a minority interest basis (representing the value of the investment security that will be owned by the Shareholders if approved).

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For the Proposed Transaction to be “fair” under ASIC Regulatory Guide 111, the fair market value of A must be equal to, or greater than, B.

While the Independent Expert considered that they have had sufficiently reliable information to form an opinion on A, the fair market value of an NBG share before the Proposed Transaction, they have, for the reasons in the Independent Expert’s Report and summarised below, had insufficiently reliable information that due to the nature of the ECV industry and the quality of the financial information of Cenntro did not represent “reasonable grounds” to form an opinion on B, the fair market value of an NBG share after the Proposed Transaction.

A. Valuation of an issued share in NBG before the Proposed Transaction

The Independent Expert has assessed the fair market value of an issued share in NBG before the Proposed Transaction, based on its net asset value and, in the Independent Expert’s opinion, the fair market value per share of approximately $0.254.

The Independent Expert’s fair market value per NBG share, before the Proposed Transaction, effectively represents the value of a “cash shell”, a business that has no material operations, assets or liabilities other than cash. This valuation range is lower than the historical trading prices of a NBG share over the last ten months for reasons discussed in detail in Section 9 of the Independent Expert’s Report.

B. Valuation of an issued share in NBG after the Proposed Transaction

The Independent Expert has been unable to form an opinion regarding the fair market value of a share in NBG after the Proposed Transaction for the following reasons:

●	Similar to its competitors in the ECV industry, Cenntro is in an early stage of development and has not generated significant revenue and has also incurred significant losses to date as a result of the investments and operating costs incurred to build its business. Therefore, in the Independent Expert’s opinion, the measurement and application of valuation multiples based on historical revenue or earnings is unsuitable as a valuation technique.

●	In the Independent Expert’s view, due to the lack of historical revenue and earnings of companies in the ECV industry, the most appropriate valuation methodologies for the valuation of Cenntro include those based on prospective financial information.

●	While the market is placing value on Cenntro’s competitors in the ECV industry based on their disclosed forecasts with minimal definitive support, the Independent Expert’s Report is subject to regulatory guidance that, based on their interpretation, does not permit them to rely on prospective financial information of a quality that does not clearly represent ‘reasonable grounds’ as per RG 111 and RG 170 Prospective financial information.

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●	In the Independent Expert’s view, Cenntro’s prospective financial information provided to the Independent Expert does not represent reasonable grounds to use as a basis for their valuation for reasons including:

○	Stemming from the early stage of development of Cenntro’s operations and hence the uncertainty of the future revenue, costs, and earnings of Cenntro, as well as the early stage of development of the wider ECV industry, Cenntro’s projected revenue and profitability are very difficult to forecast since many assumptions are not capable of independent and objective substantiation.

○	While not atypical compared to other companies in the ECV industry, there is limited evidence of forward sales contracts that would allow testing of the reasonableness of Cenntro’s prospective financial information.

○	It is the Independent Expert’s view that Cenntro has not yet developed a strong finance function with the ability to produce reliable financial projections. However, as at the date of the Independent Expert’s Report, the Independent Expert understands that Cenntro has engaged an external advisor to assist with improving the robustness and reliability of Cenntro’s financial projections. These financial projections were not available as at the date of the Independent Expert’s Report.

Therefore, because the Independent Expert was unable to value Cenntro, they have been unable to estimate the fair market value of a NBG share after the Proposed Transaction.

As the Independent Expert has been unable, in their view, to estimate B, the fair market value of a share in NBG after the Proposed Transaction while at the same time conforming to ASIC guidance, the Independent Expert is unable to conclude whether or not the Proposed Transaction is fair or not fair. However, their interpretation of ASIC’s guidance set out in RG 111 is that, as a result, the Independent Expert must conclude that the Proposed Transaction is “not fair” to Shareholders.

Reasonableness assessment

The Independent Expert has assessed the reasonableness of the Proposed Transaction. In this assessment, they have considered the potential advantages and disadvantages of the Proposed Transaction to Shareholders and evaluated whether the advantages outweigh the disadvantages.

The Independent Expert’s assessment of the potential advantages and disadvantages to Shareholders of the Proposed Transaction are summarised in Sections 1.5.1 and 1.5.2 and discussed in detail in Section 11 of the Independent Expert’s Report.

The Independent Expert has concluded that the advantages of the Proposed Transaction outweigh the disadvantages and therefore, in their opinion, the Proposed Transaction is reasonable to Shareholders.

The Independent Expert’s Report is attached in full at Annexure A. Shareholders are strongly urged to carefully read the Independent Expert’s Report to understand the scope of that report, the methodology of the assessment and sources of information and assumptions made.

1.9	Recommendation of the Non-Executive Directors in relation to the Proposed Transaction

The Non-Executive Directors have carefully considered the Independent Expert’s Report and the potential advantages, disadvantages and risks associated with the Proposed Transaction.

The Non-Executive Directors unanimously believe that the benefits of proceeding with the Proposed Transaction outweigh potential disadvantages and that the Proposed Transaction is in the best interests of Shareholders, and accordingly, each Non-Executive Director:

●	recommends that Shareholders vote in favour of the Transaction Resolutions;

●	confirms that they intend to vote any Shares that they own in favour of the Transaction Resolutions; and

●	who receives undirected proxies, intends to vote any such undirected proxies in favour of the Transaction Resolutions,

in the absence of a Superior Proposal emerging between the date of this Notice and the time of the Meeting.

2	Resolution 2 – Approval of change of Company Name

Pursuant to sections 157(1) and 136(2) of the Corporations Act, Resolution 2 is a special resolution that seeks the approval of Shareholders to change the name of the Company from “Naked Brand Group Limited” to “Cenntro Electric Group Limited” and to amend the Constitution to reflect the Company’s new name.

This change of name is consistent with the Company becoming the holding company for the Cenntro Group that will continue to operate the ECV Business following consummation of the Proposed Transaction.

The proposed new name has been reserved by the Company with ASIC. If Resolution 2 is passed and subject to Closing of the Proposed Transaction, the Company will lodge a copy of the special resolution with ASIC promptly following Closing of the Proposed Transaction in order to effect the change of name. The change of name will take effect when ASIC alters the details of the Company’s registration.

Resolution 2 is conditional on all other Transaction Resolutions being approved. If the Transaction Resolutions are not approved by Shareholders, the Proposed Transaction cannot proceed.

Non-Executive Directors’ recommendation: The Non-Executive Directors unanimously recommend that Shareholders VOTE IN FAVOUR of Resolution 2.

3	Resolution 3 – Approval to amend Constitution

Section 136(2) of the Corporations Act requires that the Company pass a special resolution at a general meeting to amend the Constitution.

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It is proposed that existing sub-rules 19.1-19.3 of rule 19 “Directors” of the Constitution be deleted in their entirety and replaced with the following new sub-rules 19.1-19.3 to permit three staggered classes of directors. NBG and CAG believe that having staggered classes of directors will encourage stability in leadership following the Proposed Transaction. NBG and CAG also believe that having staggered classes of directors will assure desirable continuity in policy following the Proposed Transaction:

19	Directors

19.1	Number of directors

The minimum number of directors is three. The maximum number of directors is 12 unless the company in general meeting resolves otherwise. The directors may set a maximum number of directors less than current maximum in accordance with the Relevant Law. The directors must not determine a maximum which is less than the number of directors in office at the time the determination takes effect.

19.1A	Staggered Board

For the purposes of determining when directors must stand for election at an AGM, all directors, other than one managing director, must be either a class I, II or III director. Once appointed or elected, a director cannot change classes.

19.2	Power to appoint directors

(a)	The directors may appoint any individual to be a director, either as an addition to the existing directors or to fill a casual vacancy, but so that the total number of directors does not exceed the maximum number fixed under this constitution.

(b)	A director appointed under rule 19.2(a), who is not the managing director referred to in clause 19.1A, must be appointed as a class I, II or III director.

19.3	Retirement of directors

(a)	The company must hold an election of directors at each AGM.

(b)	At the AGM held in 2022 and at every third AGM thereafter, if a person eligible for election to the office of a class III director has been validly nominated by the members for election as a director in their place, each class III director must retire and, unless he or she gives notice to the contrary, will be submitted for re-election.

(c)	At the AGM held in 2023 and at every third AGM thereafter, if a person eligible for election to the office of a class II director has been validly nominated by the members for election as a director in their place, each class II director must retire and, unless he or she gives notice to the contrary, will be submitted for re-election.

(d)	At the AGM held in 2024 and at every third AGM thereafter, if a person eligible for election to the office of a class I director has been validly nominated by the members for election as a director in their place, each class I director must retire and, unless he or she gives notice to the contrary, will be submitted for re-election.

(e)	The company, may by resolution at an AGM, fill an office vacated by a director under rules 19.3(b), (c) or (d) by electing or re-electing an eligible person to the same class of directors who were required to retire at that AGM under clause 19.3(b), (c) or (d).

(f)	If the company, by resolution at that AGM, elects or appoints a director, other than under clause 19.3(e), then such director will be appointed to the same class as the directors who were required to retire at that AGM under clause 19.3(b), (c) or (d).

(g)	If the company in general meeting elects or appoints a director other than at an AGM, the director must be elected or appointed as either a class I, II or III director.

(h)	The retirement of a director from office under this constitution and the re-election of a director or the election of another person to that office (as the case may be) takes effect at the conclusion of the meeting at which the retirement and re-election or election occurs.

(i)	A person is eligible for election to the office of a director at a general meeting only if:

(i)	the person is in office as a director immediately before that meeting;

(ii)	the person has been nominated by the directors for election at that meeting; or

(iii)	where a person, or some member intending to nominate the person, has given written notice signed by the nominee giving consent to the nomination and signifying either candidature for the office or the intention of the member to nominate the nominee.

(j)	To be a valid notice under rule 19.3(i)(iii), the notice is required to be left at the company’s registered office not less than the period permitted by the Relevant Law, before the meeting.

(k)	A partner, employer or employee of an auditor of the company may not be appointed or elected as a director.

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Resolution 3 is conditional on all other Transaction Resolutions being approved. If the Transaction Resolutions are not approved by Shareholders, the Proposed Transaction cannot proceed.

Non-Executive Directors’ recommendation: The Non-Executive Directors unanimously recommend that Shareholders VOTE IN FAVOUR of Resolution 3.

4	Resolution 4 – Election of Directors

In accordance with the Stock Purchase Agreement, CAG is entitled to nominate four directors to the Board of the Company on and from Closing. Simon Charles Howard Tripp, who is one of the existing Directors, will be a Wang Parties Nominee Director to satisfy the legal requirement of having at least two Directors resident in Australia

Resolutions 4.1 to 4.3 seek Shareholder approval for the appointment of the Wang Parties Nominee Directors who are not already Directors, being Peter Wang, Chris Thorne and Joe Tong.

Please see Section 1.4.3.2 for a profile of each of the Wang Parties Nominee Directors as well as further information on the proposed election of the Wang Parties Nominee Directors as Directors and the retirement of certain current Directors under the Proposed Transaction.

Resolutions 4.1 to 4.3 are conditional on all other Transaction Resolutions being approved. If the Transaction Resolutions are not approved by Shareholders, the Proposed Transaction cannot proceed.

Non-Executive Directors’ recommendation: The Non-Executive Directors unanimously recommend that Shareholders VOTE IN FAVOUR of Resolutions 4.1 to 4.3.

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5	Resolution 5 – Approval of Share Consolidation

The Company proposes to consolidate its share capital in accordance with section 254H(1) of the Corporations Act. The exact consolidation ratio will be between consolidating every 10 Shares into 1 Share and consolidating every 20 Shares into 1 Share. The exact consolidation ratio will be set by the Directors at least 7 days prior to the Meeting and the Company shall notify Shareholders of the exact consolidation ratio by a means reasonably calculated to inform Shareholders, including by issuing a press release or filing a Form 6-K with the SEC (Share Consolidation). Other Company securities whose value is derived in part from the value of the Shares, including without limitation warrants, options, performance rights, convertible notes or other securities, will be proportionately adjusted to account for the Share Consolidation, in accordance with their respective terms.

Fractional entitlements

Not all Shareholders in the Company will hold a number of Shares which can be evenly divided by the consolidation ratio for the Share Consolidation. Where a fractional entitlement occurs, the Company will round that fraction up to the nearest whole Share.

Reasons for the Share Consolidation

The Proposed Transaction is subject to a Condition that the Five Day Average Trading Price for the five consecutive trading days ending on (and inclusive of) the Closing Date (after giving effect to the Share Consolidation) is not less than US$5.00 per Share.

On 26 April 2021, the Company received a notice from the Listing Qualifications Department of Nasdaq stating that, for the prior 30 consecutive business days, the closing bid price for Shares had been below the minimum of US$1.00 per Share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). The notification letter stated that the Company would be afforded an initial period of 180 calendar days (or until 25 October 2021) to regain compliance with the minimum bid price requirement. The notification letter also stated that in the event the Company did not regain compliance within the initial 180 day period, the Company could be eligible for additional time.

The Company did not regain compliance with the minimum bid price requirement during the initial 180 calendar day compliance period. However, on 26 October 2021, the Company received a second notice from Nasdaq’s Listing Qualifications Department, stating that Nasdaq’s staff had determined that the Company was eligible for an additional 180 calendar day period (until 25 April 2022) to regain compliance. In order to regain compliance during the additional compliance period, the bid price for Shares must close at US$1.00 per Share or more for a minimum of ten consecutive business days. The Company intends to cure the deficiency during the second compliance period by effecting the Share Consolidation contemplated hereby.

Accordingly, the Share Consolidation seeks to accomplish two goals: enabling the Company to meet one of the closing conditions for the Proposed Transaction and enabling the Company to regain compliance with the minimum bid price requirement.

Failure to approve the Share Consolidation may potentially have serious, adverse effects on the Company and its Shareholders. The Shares could be delisted from Nasdaq because the Shares may continue to trade below the requisite US$1.00 per share price needed to maintain the Company’s listing in accordance with Nasdaq Listing Rule 5550(a)(2). The Shares may then trade on the OTC Bulletin Board or other small trading markets, such as the pink sheets. In that event, the Shares could trade thinly as a microcap or penny stock, and may be avoided by retail and institutional investors, resulting in the impaired liquidity of the Shares. In addition, if the Share Consolidation is not approved, the Proposed Transaction may not be consummated.

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On 22 November 2021 (EST), the Shares closed at US$0.6875 per share on Nasdaq. The Share Consolidation, if effected, will have the immediate effect of increasing the price of the Shares as reported on Nasdaq, therefore reducing the risk that the Shares could be delisted from Nasdaq.

The Board strongly believes that the Share Consolidation is necessary to maintain the Company’s listing on Nasdaq and to complete the Proposed Transaction. Accordingly, the Board has approved the Share Consolidation and directed that it be submitted to Shareholders for approval at the Meeting.

Management and the Board have considered the potential harm to the Company and its Shareholders should Nasdaq delist the Shares from trading on Nasdaq. Delisting could adversely affect the liquidity of the Shares since alternatives, such as the OTC Bulletin Board and the pink sheets, are generally considered to be less efficient markets. An investor likely would find it less convenient to sell, or to obtain accurate quotations in seeking to buy, the Shares on an over-the-counter market. Many investors likely would not buy or sell the Shares due to difficulty in accessing over-the-counter markets, policies preventing them from trading in securities not listed on a national exchange, or other reasons.

Management and the Board have also considered the risk that the Proposed Transaction would not be completed. As discussed elsewhere in this Explanatory Memorandum, the Board has determined that the Proposed Transaction is in the best interests of the Company’s shareholders.

In addition, the proposed Share Consolidation will rationalise the share capital of the Company by reducing the number of Shares issued and outstanding and result in the Company having a more appropriate number of Shares on issue. The Board believes that this may help to make investing in the Company’s shares more attractive to a broader range of institutional and professional investors and other members of the investing public. In addition, low-priced shares may be more prone to speculation, and therefore are generally more volatile as compared to higher-priced shares. Accordingly, the Board believes that the proposed Share Consolidation will help reduce short-term share price volatility and offset the effects of share-term share price speculation and reduce fluctuations in the Company’s market capitalisation.

Taxation

The summary in this section is general in nature. In addition, particular taxation implications will depend upon the circumstances of each Shareholder. Accordingly, Shareholders are encouraged to seek and rely only on their own professional advice in relation to their tax position. Neither the Company nor any of its officers, employees or advisers assumes any liability or responsibility for advising Shareholders about the tax consequences for them from the proposed Share Consolidation.

The Share Consolidation will be undertaken in accordance with section 254H of the Corporations Act. Subject only to rounding, there will be no change to the proportionate interests held by each Shareholder in the Company as a result of the Share Consolidation.

No capital gains tax (CGT) event should occur as a result of the Share Consolidation and therefore there should be no taxation implications arising for the Shareholders.

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Timetable

If Resolution 5 is passed, the Company authorises management to implement the Share Consolidation on Wednesday, 22 December 2021 (EST). The completion of the Share Consolidation will be announced by press release and by filing with the SEC a Report of Foreign Private Issuer on Form 6-K.

If Resolution 5 and the other Transaction Resolutions are not approved by Shareholders, the Proposed Transaction cannot proceed.

Board recommendation: The Board unanimously recommends that Shareholders VOTE IN FAVOUR of Resolution 5.

6	Resolution 6 – Approval of director benefits

6.1	Non-Executive Director Benefits

Resolution 6.1 seeks Shareholder approval for the cash payment by the Company of US$1,000,000 to each of the Non-Executive Directors, Mr. Andrew Shape, Mr. Kelvin Fitzalan and Mr. Simon Tripp (Non-Executive Directors) (or a related entity of the Non-Executive Directors), being a total cash payment by the Company of US$3,000,000 in aggregate, in connection with a successful Closing of the Proposed Transaction (Non-Executive Director Benefits).

The Directors consider that Shareholder approval pursuant to Chapter 2E and sections 195(4) and 200B of the Corporations Act is required in respect of the provision of the Non-Executive Director Benefits to the Non-Executive Directors.

Resolution 6.1 is an ordinary resolution and is subject to and conditional on the passing of the Transaction Resolutions. However, the Transaction Resolutions are not subject to and conditional on Resolution 6.1 being passed. The payment of the Non-Executive Director Benefits to the Non-Executive Directors is also subject to and conditional on Closing of the Proposed Transaction.

6.2	Acceleration of Phantom Warrants and grant of Incentive Award

Resolution 6.2 seeks Shareholder approval of the acceleration of the Phantom Warrants held by JADR Consulting Group Pty Limited, an entity associated with Justin Davis-Rice, NBG’s Executive Chairman and Chief Executive Officer, such that the Phantom Warrants will be exercised and paid out at or prior to consummation of the Proposed Transaction rather than 21 January 2022, and of the grant of the Incentive Award to JADR Consulting Group Pty Limited. For more detail, refer to Section 1.1.2, and the pro forma ownership table in Section 1.4.1 which shows the potential dilution to Shareholders.

Resolution 6.2 is an ordinary resolution and is not subject to and conditional on the passing of the Transaction Resolutions, but the acceleration of the third tranche of Phantom Warrants is conditional on the consummation of the Proposed Transaction.

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6.3	Chapter 2E of the Corporations Act

In accordance with section 208 of the Corporations Act, for a public company to give a financial benefit to a related party of the public company, the public company must:

(a)	obtain the approval of the public company’s members in the manner set out in sections 217 to 227 of the Corporations Act; and

(b)	give the financial benefit within 15 months following such approval,

unless the giving of the financial benefit falls within an exception set out in sections 210 to 216 of the Corporations Act.

The Non-Executive Directors consider the acceleration of Phantom Warrants and grant of Incentive Award are on arms’ length terms, in accordance with section 210 of the Corporations Act. As such, neither the acceleration of the Phantom Warrants nor the grant of the Incentive Award was subject to Shareholder approval, including under Chapter 2E and section 200B of the Corporations Act. However, the Company is seeking Shareholder approval for completeness, due to the impact of the Proposed Transaction on the timing of the exercise of the Phantom Warrants and the calculation of Shares to be issued under the Incentive Award.

6.4	Division 2 of Part 2D.2 of the Corporations Act

Section 200B of the Corporations Act prevents a company from giving a benefit to a director in connection with the director’s retirement or removal from office unless the company’s shareholders approve that benefit under section 200E of the Corporations Act or the benefit falls within certain exceptions set out in the Corporations Act. A “benefit” includes a payment or other valuable consideration.

6.5	Division 2 of Part 2D.1 of the Corporations Act

Section 195(1) of the Corporations Act requires that a director of a public company who has a material personal interest in a matter that is being considered at a directors’ meeting must not be present while the matter is being considered at the meeting or vote on the matter. Due to section 195(1), there are not enough directors to form a quorum for a directors’ meeting to consider and vote on the Non-Executive Director Benefits.

However, section 195(4) of the Corporations Act provides that if there are not enough directors to form a quorum for a directors’ meeting because of section 195(1), one or more of the directors (including those who have a material personal interest in that matter) may call a general meeting and the general meeting may pass a resolution to deal with the matter. Accordingly, Shareholder approval of the Non-Executive Director Benefits under Resolutions 6.1 is also sought pursuant to section 195(4) of the Corporations Act.

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6.6	Information required by section 219 of the Corporations Act

Pursuant to and in accordance with the requirements of section 219 of the Corporations Act and ASIC Regulatory Guide 76, the following information is provided in relation the giving of the Non-Executive Director Benefits to the Non-Executive Directors and the acceleration of Phantom Warrants and grant of Incentive Award.

Identity of the related parties	Mr. Andrew Shape, Mr. Kelvin Fitzalan, Mr. Simon Tripp and Mr. Justin Davis-Rice are each a related party of the Company by reason of being a current Director.

Nature of the financial benefit

In respect of Resolution 6.1, the proposed financial benefit is the cash payment by the Company of US$1,000,000 to each Non-Executive Director (or a related entity of the Non-Executive Director), being a total cash payment by the Company of US$3,000,000 in aggregate, for their service in connection with the Closing of the Proposed Transaction.

In respect of Resolution 6.2, the proposed financial benefits are:

(a)   the acceleration of the third tranche of the Phantom Warrants held by JADR Consulting Group Pty Limited, an entity associated with Mr. Davis-Rice, covering 1.5% of the outstanding Shares at the date of vesting, so that they vest and are paid out at or prior to consummation of the Proposed Transaction at net cash value; and

(b)   the grant of the Incentive Award to JADR Consulting Group Pty Limited, such that Shares with a market value equal to 1.5% of the increase in NBG’s total market capitalization since the grant of the award will be issued to such entity at or prior to consummation of the Proposed Transaction (due to acceleration upon change of control).

Directors’ recommendations	The Directors all have a material personal interest in the outcome of Resolutions 6.1 and 6.2. Therefore, the Directors do not consider it appropriate to make a recommendation on how to vote on these resolutions.
Directors’ interest in the outcome	As noted above, the Directors all have a material personal interest in the outcome of Resolutions 6.1 and 6.2. As a result, the Directors will be abstaining from voting their own shares on Resolutions 6.1 and 6.2. The Company will disregard any votes cast in favour of Resolution 6.1 and 6.2 by or on behalf of the Directors, or any of their associates. However, this does not apply to a vote cast in favour of the Resolutions by a Director as a proxy or attorney for a person who is entitled to vote on Resolutions 6.1 and 6.2, in accordance with the directions or attorney to vote on the Resolutions in that way (but otherwise must not vote if no voting instructions are specified on those Resolutions).

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Valuation of the financial benefit

In respect of Resolution 6.1, the valuation of the proposed financial benefit is the cash payment by the Company of US$1,000,000 to each Non-Executive Director (or a related entity of the Non-Executive Director), being a total cash payment by the Company of US$3,000,000 in aggregate.

In respect of Resolution 6.2, the valuation of the proposed financial benefits varies in accordance with the Share price.

The closing price of Shares on the Nasdaq as at the date prior to the date of the public announcement of the Proposed Transaction (i.e. Friday 5 November 2021) was $0.668 per Share.

The current price of Shares on the Nasdaq can be obtained from the Nasdaq website (www.nasdaq.com) or the NBG website (www.ir.nakedbrands.com).

Phantom Warrants

Indicative values based on range of prices proposed above:

The actual value may be substantially more or less than the above estimates, depending on the future market price of Shares and number of Shares issued in the ATM Offering and Private Placement.

Incentive Awards

Indicative values based on range of prices proposed above:

The actual value may be substantially more or less than the above estimates, depending on the future market price of Shares and number of Shares issued in the Proposed Transaction, ATM Offering and Private Placement.

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Directors’ total remuneration package

The current total annual remuneration package of each of the Non-Executive Directors for the financial year ending 31 January 2022, each before the proposed payment of the Non-Executive Director Benefits the subject of Resolution 6.1, is as follows:

(a) Andrew Shape

(b) Kelvin Fitzalan

(c) Simon Tripp

The share and option plans are payable quarterly in arrears with the number of shares and options calculated on the basis of the volume weighted average price of Shares over the 20 trading days immediately preceding the end of the relevant quarter.

The current total annual remuneration package of Mr. Davis-Rice for the financial year ending 31 January 2022, before the proposed acceleration of Phantom Warrants and grant of Incentive Award the subject of Resolution 6.2 is as follows:

Apart from the Phantom Warrants and Incentive Award, JADR Consulting Group Pty Limited does not hold any other existing interests in the Company

Related party’s existing interest	As at the date of this Explanatory Memorandum, the Directors’ relevant interests in securities of the Company are set out below:

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Schedule 1	Glossary

The following terms and abbreviations used in the Notice and Explanatory Memorandum have the meaning given to them below, unless the context otherwise requires:

Acquisition Share Pool	means a number of Shares equal to the Consideration Ratio, multiplied by the number of Fully Diluted Company Shares Outstanding immediately prior to the Closing (rounded down to the nearest whole number of shares).

Acquisition Shares	means an aggregate number of Shares equal to:

(a)	the Acquisition Share Pool; less

(b)	the Converted CAG Option Acquisition Shares.

Additional Financing

means, not withstanding anything to the contrary in the Stock Purchase Agreement, at any time on or prior to the Closing Date, the Company may consummate the sale of newly issued Shares or Share Equivalents, for cash, in one or more public or private offerings, provided that all such financings shall not exceed gross proceeds of US$100 million in the aggregate, on such terms as the Company, after consultation with CAG, shall determine, in its reasonable discretion;

provided, further that:

(a)	any such Share Equivalent issued in any Additional Financing shall be exercised or exchanged for, or converted into, Shares prior to the Closing;

(b)	except as disclosed in a specified schedule to the Stock Purchase Agreement, no registration rights shall be granted by the Company to any person that will obligate the Company to file a registration statement with the SEC prior to one hundred eighty (180) days following the Closing Date;

(c)	no such Shares or Share Equivalents issued in any Additional Financing shall be senior to or have voting rights different than the Shares; and

(d)	no Additional Financing shall impose any liabilities (including tax liabilities) on the Company or any Company subsidiary following the Closing or have any materially adverse effect on the Company or any Company subsidiary following the Closing.

Additional Financing Floor Price Per Share	means, for each Share issued in an Additional Financing (including any Shares issued upon exercise, conversion, or exchange of a Share Equivalent issued in such Additional Financing), eighty percent (80%) of the most recent closing sale price of one Share on Nasdaq on the trading day that immediately precedes the time of sale of such Share in such Additional Financing (or the time of sale of the Share Equivalent pursuant to which such Share was issued). The time of sale shall be (i) if sold on an exchange or similar market, the time of the trade, (ii) if sold pursuant to a contract providing for a fixed purchase price, the time of formation of such contract, or (iii) if sold pursuant to a contract providing for the purchase price to be fixed in the future, the time such purchase price becomes fixed. For the avoidance of doubt, in the event of an Additional Financing that involves the sale of a unit or similar security comprised of one Share and a warrant to purchase one Share, for both the Shares issued at the closing of such Additional Financing and the Shares issued upon the exercise of such warrants, the Additional Financing Floor Price Per Share shall be eighty percent (80%) of the last closing sale price of one Share on Nasdaq on the Trading Day immediately preceding the date of the sale of such unit or similar security.

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Additional Financing Price	means, for each Additional Financing, the greater of the Additional Financing Price Per Share and the Additional Financing Floor Price Per Share.

Additional Financing Price Per Share	means, for each Additional Financing, (i) the aggregate cash purchase price of the Shares and Share Equivalents, if any, issued by the Company in such Additional Financing (including any exercise price actually paid in cash in connection with the exercise, prior to the Closing, of any Share Equivalents issued in such Additional Financing), divided by (ii) the sum of (A) the number of Shares issued in such Additional Financing, and (B) the number of Shares issued upon any exercise, exchange or conversion, prior to the Closing, of any Share Equivalents issued in such Additional Financing (it being understood that such Share Equivalents shall be exercised, exchanged or converted in full prior to the Closing).

Additional Financing Surplus Shares	means a number of Shares equal to:

(a)	the amount of Cash held by the Company in excess of US$282 million immediately prior to the Closing; divided by

(b)	the Additional Financing Volume Weighted Average Price Per Share (rounded down to the nearest whole number of shares).

Additional Financing Volume Weighted Average Price Per Share	means the volume weighted average Additional Financing Price of the Shares issued in the Additional Financings (including any Shares issued upon exercise, conversion or exchange of Share Equivalents issued in the Additional Financings).

Amended Constitution	has the meaning given to that term in Section 1.1.11.

Annexure	means an Annexure to this Explanatory Memorandum.

ASIC	means the Australian Securities and Investments Commission.

ASIC Regulatory Guide	means a regulatory guide published by ASIC.

ATM Offering	has the meaning given to that term in Section 1.1.

Beneficial Ownership Limit	has the meaning given to that term in Section 1.1.10.

Board	means the board of Directors of the Company.

CAC	means Cenntro Automotive Corporation, a Delaware corporation and a wholly owned subsidiary of CAG.

CAG	means Cenntro Automotive Group Limited, a Cayman Islands company limited by shares.

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CAG 2016 Incentive Stock Option Plan	means the incentive stock option plan in respect of CAG dated 2016.

CAG HK	means Cenntro Automotive Group Limited, a Hong Kong private company limited by shares and a wholly owned subsidiary of CAG.

CAG Information	means the information prepared by CAG expressly for inclusion in this Explanatory Memorandum and for which CAG is responsible, concerning CAG, the Wang Parties and the Cenntro Group, as contained in Sections 1.2, 1.4.2, 1.4.3.2(d) (but not including the Director biography for Mr. Tripp) and the questions and answers contained in “Key Information in respect of the Proposed Transaction”, being “Who is Cenntro?”, “What are the future intentions for the Company?”, and the risks under “Specific risks associated with the business and operations of the Enlarged Group” in “What are the potential risks associated with the Proposed Transaction?”, Section 1.6.2 and Schedule 2, but in each case, solely to the extent such information relates to CAG, the Wang Parties or the Cenntro Group.

CAG Options	means options to purchase CAG Shares granted under the CAG 2016 Incentive Stock Option Plan.

CAG Preferred Shares	means the Series A-1 Preferred Shares of par value US$0.000001 each and the Series A-2 Preferred Shares of par value US$0.000001 each of CAG.

CAG Shareholders	means the holders of issued and outstanding shares of CAG.

CAG Shares	means the ordinary shares of par value US$0.000001 each of CAG.

CAG Subs	means CAC, CAG HK and CEG.

Cash	means, without duplication:

(a)	the cash and cash equivalents held by the Company and the Company Subsidiaries, after giving effect to the receipt of any cash consideration received by the Company at the closing of the Divestiture; plus

(b)	the outstanding principal amount plus the accrued interest of the NBG Loan; plus

(c)	the outstanding principal amount and accrued interest of loans and advances made to Bendon Limited in an amount not to exceed US$5 million.

CEG	means Cenntro Electric Group, Inc., a Delaware corporation and a wholly owned subsidiary of CAG.

CEL	means Cenntro Enterprise Limited, a Hong Kong private company limited by shares and ultimately owned by Peter Wang.

Cenntro Group or Cenntro	means the CAG Subs and their wholly owned subsidiaries.

Cenntro Shares	has the meaning given to that term in Section 1.1.1.

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Chair or Chairman	means the person appointed to chair the Meeting convened by the Notice.

Charter Documents	means complete and correct copies of the certificate of incorporation and by-laws (or other comparable governing instruments with different names, including, any shareholders agreement or similar agreement).

Closely Related Party	has the meaning given to that term in section 9 of the Corporations Act.

Closing	means the consummation of the Proposed Transaction under the Stock Purchase Agreement.

Closing Date	means the date of the Closing.

Code	means the U.S. Internal Revenue Code of 1986.

Company or NBG	means Naked Brand Group Limited (ACN 619 054 938).

Company Information	means the information regarding the Company, the Company’s subsidiaries and the Proposed Transaction, other than the CAG Information and the Independent Expert’s Report, contained in this Explanatory Memorandum.

Competing Proposal	means any proposal, agreement, arrangement, or transaction that, if entered into or completed, would mean a person (other than CAG or the holders of capital stock in CAG) (either alone or together with any affiliate) may (i) directly or indirectly acquire a Relevant Interest in, or have the right to acquire, a legal, beneficial, or economic interest in, or control of, 30% or more of the Shares, (ii) acquire control of, or otherwise merge with, the Company or any of its controlled entities or a substantial portion of their assets, or (iii) enter into any agreement, arrangement, or understanding requiring the Company to abandon, cease to recommend, or otherwise fail to proceed with the Proposed Transaction.

Conditions	means the conditions to Closing set out in the Stock Purchase Agreement and summarised in Section 1.1.

Consideration Ratio	means seven-thirds (7/3).

Constitution	means the constitution of the Company as at the commencement of the Meeting.

Converted CAG Option	means each CAG Option outstanding immediately prior to the Closing, whether vested or unvested, to be converted into an option exercisable for that number of Shares equal to the product of:

(a)	the aggregate number of CAG Shares for which such CAG Option was exercisable immediately prior to the closing; multiplied by

(b)	the Exchange Ratio (rounded down to the nearest whole number of Shares).

Converted CAG Option Acquisition Shares	means the aggregate number of Shares issuable upon exercise of the Converted CAG Options immediately after the Closing (rounded down to the nearest whole number of shares).

Corporations Act	means the Corporations Act 2001 (Cth).

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Daily VWAP	means, for any trading day, the per share volume-weighted average price of the Shares as reported by Bloomberg, L.P. through its VWAP function (or its equivalent successor if such service is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such trading day on Nasdaq. The Daily VWAP will be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

Director	means a director of the Company.

Distribution	has the meaning given to that term in Section 1.1.1 and Distribute or Distributed has a corresponding meaning.

Dollars, USD, US$ or $	is a reference to United States Dollars.

ECV Business	has the meaning given to that term in the Executive Chairman’s letter.

Enlarged Group	means the enlarged group of the Company (that will include Cenntro) that will exist after Closing.

Equity Distribution Agreement	has the meaning given to that term in Section 1.1.9.

Exchange Act	means the U.S. Securities Exchange Act of 1934, as amended.

Exchange Ratio	means:

(a)	the number of shares constituting the Acquisition Share Pool; less the number of Liquidation Preference Acquisition Shares (but in any event, not less than zero); multiplied by

(b)	the ratio of the aggregate number of CAG Shares underlying the CAG Options that are outstanding immediately prior to the Closing over the number of Fully Diluted CAG Shares Outstanding; divided by

(c)	the aggregate number of CAG Shares underlying the CAG Options that are outstanding immediately prior to the Closing.

Exercise Price	has the meaning given to that term in Section 1.1.10.

Explanatory Memorandum	means the explanatory memorandum contained in and forming part of the Notice of Meeting.

Extraordinary General Meeting or Meeting	means the extraordinary general meeting of the holders of Shares convened by the Notice of Meeting.

FATA	means the Foreign Acquisitions and Takeovers Act 1975 (Cth) of the Commonwealth of Australia, and any regulations made under it.

February EDA	has the meaning given to that term in Section 1.1.9.

FIRB	means the Foreign Investment Review Board.

FIRB Approval	means either:

(a)	CAG has received a written no objection notification under FATA from the Australian Commonwealth Treasurer (or its delegate) in respect of CAG and certain holders of the capital stock of CAG acquiring the Shares in accordance with the Stock Purchase Agreement, either on an unconditional basis or subject to such conditions acceptable to CAG (acting reasonably and in good faith); or

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(b)	the Australian Commonwealth Treasurer is, by reason of lapse of time, no longer empowered to make an order under the FATA in respect of the acquisition of the Shares by CAG and certain holders of the capital stock of CAG in the manner contemplated by the Stock Purchase Agreement on grounds that the Australian Commonwealth Treasurer was otherwise empowered to make under the FATA.

Five Day Average Trading Price	means the average of the Daily VWAP for the five (5) trading days ending on (and inclusive of) the trading day immediately preceding the Closing Date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganisations, reclassifications or similar events).

Five-Year Warrant	has the meaning given to that term in Section 1.1.10.

Five-Year Warrant Shares	has the meaning given to that term in Section 1.1.10.

Form 6-K	means the Report of Foreign Private Issuer on Form 6-K filed by NBG with the SEC on 8 November 2021.

Fully Diluted CAG Shares Outstanding	means, without duplication:

(a)	the number of issued and outstanding CAG Shares (including restricted stock) immediately prior to the Closing; plus

(b)	the number of CAG Shares underlying restricted stock units and performance units and issuable upon the exercise, conversion or other exchange of options, warrants, preferred shares, convertible debt securities, or similar rights issued and outstanding immediately prior to the Closing or that a third party otherwise has the right to acquire.

Fully Diluted Company Shares Outstanding	means, without duplication:

(a)	the number of issued and outstanding Shares (including restricted stock) immediately prior to the Closing; plus

(b)	the number of Shares underlying restricted stock units and performance units and issuable upon the exercise, conversion or other exchange of options, warrants, preferred shares, convertible debt securities, or similar rights issued and outstanding immediately prior to the Closing or that a third party otherwise has the right to acquire, including, for the avoidance of doubt, shares issuable in connection with the Company’s director compensation plan, incentive equity compensation awarded to the Company’s executive officers, employees, consultants, and independent contractors, and the Warrants;

provided, that the Fully Diluted Company Shares Outstanding shall exclude any Additional Financing Surplus Shares and shares identified in a specified schedule to the Stock Purchase Agreement.

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Governmental Authority	means any federal, state, provincial, municipal, local or foreign government or political subdivision thereof, any regulatory, tax, administrative or other agency, authority, commission, department, board, bureau, or instrumentality of any such government or political subdivision, any court, arbitral body (public or private) or tribunal, or any self-regulatory organization or quasi-governmental authority (including Nasdaq).

Independent Expert	FTI Consulting (Australia) Pty Limited (ACN 160 397 811).

Independent Expert’s Report	means the report on the Proposed Transaction prepared by the Independent Expert which is included as Annexure A.

Investors	has the meaning given to that term in Section 1.1.10.

JADR Consulting Group Pty Limited	means JADR Consulting Group Pty Limited (ACN 629 649 369).

Key Management Personnel	has the meaning given to that term in section 9 of the Corporations Act.

Legal Requirements	means any material federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, rule, regulation, Order or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

Liquidation Preference Acquisition Shares	means the number of Shares issuable to CAG, and distributable by CAG to the holders of the CAG Preferred Shares in satisfaction of their liquidation preference in connection with the Distribution, in accordance with the CAG Charter Documents, and contracts binding on CAG and applicable Legal Requirements (rounded down to the nearest whole number of shares), but in any event not more than the number of shares constituting the Acquisition Share Pool.

Loan Agreement	has the meaning given to that term in Section 1.1.4.

Lock-up Agreement	has the meaning given to that term in Section 1.1.6.

Maxim	means Maxim Group, LLC.

Nasdaq	means the Nasdaq Capital Market or The Nasdaq Stock Market LLC (as appropriate).

NBG Loan	has the meaning given to that term in Section 1.1.4.

Non-Executive Director	has the meaning given to that term in Section 6.1.

Non-Executive Director Benefits	has the meaning given to that term in Section 6.1.

Notice of Meeting or Notice	means the notice of meeting for the Meeting which accompanies this Explanatory Memorandum.

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One-Year Warrant	has the meaning given to that term in Section 1.1.10.

One-Year Warrant Shares	has the meaning given to that term in Section 1.1.10.

Order	means any award, injunction, judgment, regulatory or supervisory mandate, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Authority that possesses competent jurisdiction.

Phantom Warrant	has the meaning given to that term in Section 1.1.2.

PRC	means the People’s Republic of China.

Proposed Transaction	has the meaning given to that term in Section 1.1.1.

Proxy Form	means the proxy form attached to this Notice.

Relationship Agreement	has the meaning given to that term in Section 1.1.7.

Relevant Interest	has the meaning given to that term in Chapter 6 of the Corporations Act.

Resolutions	means each of the resolutions to be voted on at the Meeting as set out in the Notice of Meeting.

Restricted Period	means a period of one hundred eighty (180) days from the Closing Date.

Restricted Shareholder	means Cenntro Enterprise Limited, China Leader Group Limited, and Trendway Capital Limited.

Restricted Shares	means the Shares beneficially owned by the Restricted Shareholders as of immediately after the Closing Date.

RMB	means Renminbi.

Schedule	means a schedule to this Explanatory Memorandum.

SEC	means the U.S. Securities and Exchange Commission.

Section	means a section in this Explanatory Memorandum.

Securities Act	means U.S. Securities Act of 1933, as amended.

Securities Purchase Agreement	has the meaning given to that term in Section 1.1.10.

Share Consolidation	has the meaning given to that term in Section 5.

Share Equivalents	means any security exercisable or exchangeable for, or convertible into, newly issued Shares.

Shares	means a fully paid ordinary share in the Company.

Shareholder	means a holder of Shares.

Stock Purchase Agreement	has the meaning given to that term in Section 1.1.1.

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Superior Proposal	means a publicly announced, bona fide Competing Proposal of the kind referred to in any of clause (ii) of the definition of Competing Proposal (and not resulting from a breach by the Company of any of its ‘no solicitation’ obligations under the Stock Purchase Agreement, that a majority of the Directors of Company, acting in good faith, and after receiving written legal advice from its legal advisor and written advice from its financial advisor, determines (1) is reasonably capable of being valued and completed in a timely fashion taking into account all aspects of the Competing Proposal, including any timing considerations, any conditions precedent, and the identity of the proponent; and (2) would, if completed substantially in accordance with its terms, be more favourable to the holders of the Shares (as a whole) than the Proposed Transaction, taking into account all terms and conditions of the Competing Proposal.

TCL	means Trendway Capital Limited, a Hong Kong private company limited by shares and ultimately owned by Peter Wang.

Transaction Resolutions	means Resolutions 1, 2, 3, 4 and 5.

Wang Parties	has the meaning given to that term in Section 1.1.7.

Wang Parties Nominee Directors	has the meaning given to that term in Section 1.4.3.2.

Warrant	has the meaning given to that term in Section 1.1.10.

Warrant Shares	has the meaning given to that term in Section 1.1.10.

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Schedule 2	Risks relating to the Proposed Transaction

The following is a list of, but not all, risks associated with the Proposed Transaction. Each of the risks set out below could, if it eventuates, have a material adverse impact on the Company’s Shares, options and future dividends, the Enlarged Group’s operating performance, profits, products, the industry in which it operates and the outcome of an investment in the Enlarged Group. No assurances or guarantees are given in relation to the future performance of, or profitability of, the Enlarged Group.

The value of Shares will depend on the future performance of the Enlarged Group and the market price of Shares from time to time. The future performance of the Enlarged Group and the market price of Shares may be influenced by factors associated with investing in both the ECV industry and listed securities generally which are beyond the control of the Company.

This Schedule outlines:

●	specific risks relating to the ECV Business, to which the Enlarged Group will be exposed (see paragraph A);

●	specific risks that arise from the Proposed Transaction (see paragraph B); and

●	general investment risks (see paragraph C).

Many of these risks are outside the control of the Company and Cenntro. Although the Company will have in place a number of strategies to minimise exposure to, and mitigate the effects of, some of the risks outlined in this section, there can be no guarantee that such arrangements will protect the Enlarged Group from these risks.

A.	Specific risks associated with the business and operations of the Enlarged Group

Cenntro, which will form part of the Enlarged Group post-Proposed Transaction, operates in the ECV design and manufacturing industry which is exposed to a number of risk factors. In addition, due to the presence of channel partners and parts of the supply chain in China, Cenntro is exposed to risks of doing business in China. Accordingly, any investment in the Enlarged Group will be subject to the following risks.

Risks related to Cenntro’s business and financial results

Cenntro has a limited operating history and face significant challenges in an emerging industry.

Cenntro began pilot production of its first-generation, U.S. Class 1 (0 – 6,000 lbs.), electric light-duty commercial vehicle, the Metro®, in 2018, and, as of June 30, 2021, it has sold approximately 1,800 units throughout Europe, North America and Asia and deployed approximately 1,300 additional units in China through affiliated parties. Cenntro’s revenues were approximately US$5.5 million for the year ended December 31, 2020 and approximately US$2.5 million for the six months ended June 30, 2021. To date, it has derived its revenues principally from sales of the Metro®. Cenntro intends to launch four new ECVs by the end of 2021, the CityPorter™ (a U.S. Class 4 medium-duty commercial truck), the Neibor® 200 (a small truck designed to meet the European Union and the UK’s L7e (heavy quadricycle) qualification), the Logistar™ (a small delivery truck designed to meet the European Union’s N1 requirements) and the Terramak™ (an off-road ECV). Cenntro has finalized the design, engineering and manufacturing plans for each of these ECV models; however, the expected dates of commercial availability for each of these new ECV models may be delayed. See “—Cenntro’s future success depends on its ability to introduce new models and it may experience delays in launching and ramping up production of its new ECV models.”

Cenntro has a limited operating history on which you can base an evaluation of its business and prospects. You should consider its business and prospects in light of the risks and challenges it faces in an emerging industry with limited experience to date in high volume manufacturing of ECVs, including challenges related to its ability to:

●	design and manufacture safe, reliable and quality ECVs on an ongoing basis;

●	establish additional assembly facilities in the United States and European Union;

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●	maintain and expand its network of local assembly facilities, channel partners, assembly partners and suppliers;

●	execute on its growth plan to regionalize supply chains, manufacturing and assembly of its ECVs;

●	maintain and improve its operational efficiency;

●	maintain a reliable, high quality, high-performance and scalable manufacturing infrastructure;

●	attract, retain and motivate talented employees including its production workforce in existing and planned facilities, including the challenges it faces with COVID-19 and the impact on its workforce stability;

●	anticipate and adapt to changing market conditions, including technological developments and changes in the competitive landscape;

●	protect its intellectual property; and

●	navigate an evolving and complex regulatory environment.

If Cenntro fails to address any or all of these risks and challenges, its business, financial condition, operating results and prospects may be materially and adversely affected. As it continues to grow its business, Cenntro cannot assure you that it will be able to develop effective and cost-efficient manufacturing capabilities and processes, and maintain reliable sources of component supplies, that will enable it to meet the production demands required to successfully sell its ECVs.

Cenntro has historically incurred losses from its operations and may not be profitable in the future.

Cenntro incurred losses from operations of approximately US$10.6 million and US$17.8 million in 2020 and 2019, respectively. Cenntro has made significant up-front investments in research and development, supply chain establishment, establishment of local assembly facilities and capacity, and channel partner development to develop and expand its business. Cenntro has spent approximately US$74.0 million in research and development activities related to its operations from inception through June 30, 2021. It expects to continue to invest significantly in research and development, manufacturing and supply chain operations to expand its business, and these investments may not result in profitability within its expected timeframe or at all.

Cenntro may not generate sufficient revenues to be profitable in the future and it may incur substantial losses for a number of reasons, including lack of demand for its ECVs and increasing competition. In addition, Cenntro may incur unforeseen expenses, or encounter difficulties, complications and delays in market penetration for its products, generating revenue or achieving profitability. If it is unable to achieve profitability and raise additional financing, it may have to reduce the scale of its operations, which may impact its planned growth and adversely affect its business, financial condition, operating results and prospects.

Cenntro’s ability to develop and manufacture ECVs of sufficient quality, on schedule and on a large scale is still evolving.

Cenntro’s business depends in large part on its ability to execute on its plans to develop, manufacture and sell its ECVs to its channel partners. Cenntro began pilot production of the Metro® in 2018 and, as of June 30, 2021, it has sold approximately 1,800 units in North America, Europe, Asia and other markets and put into service approximately 1,300 units. It plans to manufacture ECVs in higher volumes than it has historically and its production capabilities, including its facilities and those of its manufacturing partners, may not be able to handle the anticipated volumes in its business plan. Development and manufacturing of its current and future ECVs, such as the Metro®, CityPorter™, Terramak™, Neibor® 200 and the Logistar™, are and will be subject to risks, including:

●	accurately manufacturing components within appropriate design tolerances;

●	securing additional manufacturing and local assembly facilities in its various target markets;

●	compliance with environmental, workplace safety and similar regulations;

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●	securing necessary high-quality components and materials from its supply chain on acceptable terms and in a timely manner;

●	its ability to execute on its growth plan to regionalize its supply chain and manufacturing;

●	quality controls;

●	delays or disruptions in the supply chain, including as a result of pandemics such as COVID-19;

●	delays or disruptions in ocean transit or transportation from its suppliers to its manufacturing or local assembly facilities and/or from its manufacturing facilities (or manufacturing partners’ facilities) to its local assembly facilities and assembly partners;

●	its ability to establish, maintain and rely upon relationships with its suppliers, channel partners, assembly partners and manufacturing partners; and

●	other delays, backlog in manufacturing and research and development of new models, and cost overruns.

Any of the foregoing could materially and adversely affect its business, financial condition, operating results and prospects.

Cenntro’s future success depends on its ability to introduce new models and it may experience delays in launching and ramping up production of its new ECV models.

Cenntro’s future success depends on its ability to introduce four new ECV models in 2021, each of which are designed for specific geographic markets and to address additional commercial applications. In order to introduce new ECV models, it has to coordinate with its suppliers, assembly partners, manufacturing partners, channel partners and other third parties in order to ensure timely execution of the manufacturing and assembly processes. If it fails to coordinate these efforts and achieve market introduction and acceptance of its new ECV model in a timely manner, its business, financial condition, operating results and prospects could be adversely affected. In addition, Cenntro has limited experience to date in manufacturing each of the CityPorter™, the Terramak™, the Neibor® 200 and the Logistar™ as well as limited experience building and ramping up multiple vehicle production lines across multiple factories in different geographies. In order to be successful, it will need to implement, maintain and ramp-up efficient and cost-effective manufacturing capabilities between manufacturing partners, assembly partners, its own facilities in Changxing and its local assembly facilities. Manufacturing bottlenecks and other unexpected challenges may arise during its production ramp-up, and Cenntro must address them promptly. Cenntro may face delays in establishing and/or sustaining production of its new ECV models. Any delay or other complication in ramping up the production of its current or future ECV models may harm its business, financial condition, operating results and prospects.

Cenntro’s operating results may be more volatile due to a high concentration of sales in relatively few channel partners.

For the year ended December 31, 2020 and six months ended June 30, 2021, Cenntro’s three largest channel partners accounted for approximately 82% and 88% of its sales, respectively. Due to the concentration of sales in relatively few channel partners, the loss of one or more of these channel partners will have a significant and adverse effect on its operating results. In the event that any relationship with a channel partner changes negatively, its operating results could be materially adversely affected. During the year ended December 31, 2020, Cenntro ceased doing business with one of its channel partners that had previously accounted for a significant portion of its revenues in prior periods.

Cenntro’s reliance on its channel partners to market, sell and service (and in certain cases, assemble and/or homologate) its vehicles is subject to substantial risks.

Cenntro’s channel partners are responsible for the sale, marketing and servicing (and in certain cases, assembly and/or homologation) of the ECV products it sells to them in the countries in which they operate. Cenntro does not control the actions of its channel partners. For example, it does not control how its channel partners market or sell assembled ECVs or the quality of their service to its ECVs and, with respect to the private label channel partners, it does not oversee their assembly of its ECVs.

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Cenntro’s channel partners are not subject to any minimum annual purchase requirements. In the event its channel partners are not successful in the markets in which they operate or fail to satisfy sales targets, meet customer service objectives or experience adverse regulatory actions or other operational challenges, Cenntro could experience a reduction in sales. Furthermore, if any of its channel partners fail to successfully operate their business or lack liquidity to support their operations, they may be unable to continue to purchase and sell Cenntro’s ECVs in the countries in which they operate, which could limit its sales to such market for an extended period and adversely affect its business.

In addition, Cenntro’s ECVs are highly technical products that require maintenance and support, which it relies on its channel partners to provide to their customers. If Cenntro’s channel partners were to cease or cut back operations at any time in the future, end-user customers of its ECVs may encounter difficulties in maintaining their vehicles and obtaining satisfactory support, which may negatively impact Cenntro’s reputation.

Disputes may occur between Cenntro and its channel partners or its channel partners and their customers, and Cenntro could be affected by adverse publicity related to such disputes, whether or not such publicity is related to their collaboration with it. Cenntro’s ability to successfully build and maintain its brand can be adversely impacted by perceptions about the quality of its channel partners’ servicing (and in some cases, assembly) processes. Cenntro’s arrangements with its channel partners typically specify general quality standards that the partners may meet, but do not provide it with any direct control or oversight over the assembly, marketing and selling behavior of such channel partners. Cenntro relies on its channel partners to meet quality standards, but it cannot assure you that they will successfully maintain quality standards, which could adversely affect Cenntro’s reputation.

Cenntro may be unable to enter into new agreements or extend existing agreements with channel partners on terms and conditions acceptable to it or at all. In addition, even if Cenntro is able to expand its channel partner network, it can take between six months and two years from the time it enters into an agreement with a new channel partner for them to be operational and selling its ECVs, depending on their familiarity with ECVs and the types of services they will provide to Cenntro. As of June 30, 2021, only three of Cenntro’s 16 channel partners are “private label” channel partners that assemble and sell its Metro® under their own brand names. In addition, if Cenntro were to lose one or more of its channel partners, there is no assurance that it would be able to find a suitable replacement channel partner to take up the role of marketing and distributing its ECVs in the relevant market in the necessary timeframe or at all. The expense and time required to complete the channel partner onboarding process, and to confirm that Cenntro’s channel partners will be able to meet its quality standards and regulatory requirements, may be greater than anticipated, or Cenntro may never complete the onboarding process after having invested significant resources on such channel partner. Any of the foregoing could adversely affect Cenntro’s business, financial condition, operating results and prospects.

Cenntro’s channel partners may reduce or cancel their orders at any time, which could adversely affect its business.

Cenntro’s relationships with its channel partners are typically subject to definitive agreements that it has with them. Under these agreements, Cenntro’s channel partners do not have any minimum or binding purchase obligations. Because Cenntro’s sales are made pursuant to standard purchase orders, orders may be cancelled, reduced, or rescheduled with little or no notice. Cenntro’s vehicles may not meet the expectations of its channel partners, the end-users or market requirements. In the future, Centro’s channel partners or their customers may decide to purchase fewer ECVs than they have in the past, may alter their purchasing patterns at any time with limited or no notice, or may decide not to continue to purchase Cenntro’s ECVs at all. Cancellations of, reductions in, or rescheduling of orders could also result in the loss of anticipated sales without allowing Cenntro sufficient time to reduce its inventory and operating expenses, as a substantial portion of its expenses are fixed at least in the short term. In addition, changes in forecasts or the timing of orders expose Cenntro to the risks of inventory shortages or excess inventory. Any of the foregoing events could materially and adversely affect Cenntro’s business, financial condition, operating results and prospects.

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Cenntro’s channel partner network may not grow or develop as it currently expects, and if it fails to establish new channel partners in current markets in which it sells ECVs or penetrate new markets, its revenue and financial condition would be adversely affected.

Substantially all of Cenntro’s revenue for the years ended December 31, 2020 and 2019 and the six months ended June 30, 2021 were derived from sales of its ECVs in North America, Europe and Asia. As of June 30, 2021, Cenntro has established relationships with 16 channel partners, three that assemble its vehicle kits and sell them in their respective markets, two that upfit its vehicles and sell them in Korea and the United States and the remainder that sell the fully assembled vehicles that are designed and manufactured by Cenntro and assembled by it or its assembly partners in China. Cenntro aims to increase the size of its channel partner network in its target markets, which is necessary for its expansion in both existing and new markets. If Cenntro fails to successfully establish new channel partners in these key markets, its expected expansion will be materially impacted, which would adversely affect its business, financial condition, operating results and prospects. Furthermore, Cenntro’s future revenue growth will depend in part on its ability to penetrate new geographic markets by establishing new channel partners in those markets. Each new geographic market presents distinct and substantial challenges and risks and, in many cases, requires Cenntro to develop new customized solutions to address the particular technical and regulatory requirements of that market. Meeting the technical and regulatory requirements in any of these new markets will require a substantial investment of Cenntro’s time and resources. Cenntro cannot assure you that it will be able to establish new channel partners in these new markets, or that it will achieve meaningful revenue from sales in these markets. If any of these markets do not develop as Cenntro currently anticipates, its business, financial condition, operating results and prospects could be adversely affected.

Cenntro does not provide charging solutions for its channel partners or their customers.

Cenntro’s ECVs have two ways to charge – slow charging from a regular power outlet and fast charging from a public EV charging station. However, Cenntro does not intend to install charging stations in the markets in which its ECVs are sold through its channel partners. As such, Cenntro relies on its channel partners in such markets to ensure charging solutions are available for end-user customers. If a market in which Cenntro’s ECVs are sold has few options for charging, the customers of its channel partners may need to rely on their own power outlets for charging, which may make its vehicles less attractive in such markets.

The battery capacity of Cenntro’s ECVs will decline over time, which may negatively influence purchasing decisions by its channel partners and end-users.

Cenntro’s ECVs can experience battery capacity and performance loss over time depending on the use of the battery. Cenntro anticipates the battery capacity in its ECVs will decline over time as the battery deteriorates. Cenntro currently expects up to a 5% decline in the energy capacity retention per year, which will decrease the capacity of its ECVs over five years by up to 25% under normal use. Other factors such as usage, time and stress patterns may also impact the battery’s ability to hold a charge, which would decrease Cenntro’s ECVs range before needing to recharge. Such battery deterioration and the related decrease in range may negatively influence purchase decisions by channel partners and end-users.

Cenntro’s business is subject to the risk of disruption in its supply chain.

Cenntro depends on suppliers for the sourcing of ECV components and principal raw materials. Its suppliers (and those they depend upon for materials and services) are subject to risks, including labor disputes or constraints, financial liquidity, inclement weather, natural disasters, significant public health and safety events, supply constraints or shortages, and general economic and political conditions that could limit their ability to provide Cenntro with materials. Cenntro’s business and operations would be adversely affected if any of its key suppliers were to experience significant disruption affecting the price, quality, availability or timely delivery of parts they supply to it or if any one or more or its key suppliers discontinued operations. Furthermore, if Cenntro experiences significant increased demand, or need to replace its existing suppliers, there can be no assurance that additional supplies of component parts will be available when required on terms that are favorable to Cenntro, or at all, or that any supplier would allocate sufficient supplies to it in order to meet its requirements or fill its orders in a timely manner. The partial or complete loss of these suppliers, or a significant adverse change in the sourcing of ECV components, could result in lost revenue, added costs and distribution delays that could harm Cenntro’s business and channel partner relationships. In addition, concentration in Cenntro’s supply chain can exacerbate its exposure to risks associated with the termination by key suppliers of its supply-chain arrangements or any adverse change in the terms of such arrangements, which could adversely affect its business, financial condition, operating results and prospects.

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Cenntro may be unsuccessful in its continuous efforts to source less expensive suppliers for certain parts, redesign certain parts to make them less expensive to produce and negotiate with existing suppliers to obtain cost reductions and avoid unfavorable changes to terms. Any of these occurrences may harm its business, prospects, financial condition and operating results. Cenntro cannot assure you that it will be able to maintain its existing relationships with its suppliers and continue to be able to source key components it uses in its ECVs on a stable basis and at reasonable prices or at all. For example, Cenntro’s suppliers may increase the prices for the components it purchases and/or experience disruptions in their production of the components.

Cenntro is dependent on its suppliers, certain of which are single-source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of its ECVs at prices and volumes acceptable to it could have a material adverse effect on its business, prospects and operating results.

Historically, Cenntro has generally obtained components from multiple sources whenever possible, similar to other automobile manufacturers. However, certain components used in its ECVs are purchased from a single-source. Cenntro refers to these component suppliers as its single-source suppliers. For example, while several sources for the steering wheel and airbag module for the Metro® are available, Cenntro currently has only one supplier for these components. Additionally, Cenntro only has one supplier of a type of adhesive that is used in connection with its driving cab.

To date, Cenntro has not qualified alternative sources for most of the single-sourced components used in its vehicles. Cenntro generally does not maintain long-term agreements with its single-source suppliers. Any disruption in the supply of the steering wheel and airbag module or a type of driving cab bounding glue from its single-source suppliers could temporarily disrupt production of its ECVs. While Cenntro believes that it may be able to establish alternate supply relationships for its single-source components and can obtain or engineer replacement components, it may be unable to do so in the short term or at all at prices or costs that are favorable to it. The loss of any single or limited source supplier or the disruption in the supply of components from these suppliers could lead to delays in vehicle deliveries to Cenntro’s channel partners, which could hurt its relationships with them and their end-user customers and also materially adversely affect its business, prospects and operating results.

In the long-term, Cenntro intends to establish supply chain relationships in North America and the European Union to support its manufacturing and assembly needs in these markets, thereby reducing the time in transit and potentially the duties associated with importing its components and spare parts from China. Cenntro believes that its deep supply chain development know-how will provide it significant advantages; however, substantially all of its supply chain experience is limited to China. If Cenntro is unable to effectively manage the sourcing of its components and the responsiveness of its supply chain in areas outside of China, its business and results of operations may be harmed. It is also likely that in the early stages of Cenntro’s supply chain expansion, it can expect most component sources will be single-source suppliers.

As Cenntro shifts component manufacturing to qualified suppliers and vehicle kit manufacturing to manufacturing partners, it will be relying on third parties to deliver substantially all of its components and vehicle kits for each of its new models. Cenntro’s qualified suppliers and manufacturing partners may fail to deliver components and vehicle kits, respectively, according to schedules, prices, quality and volumes that are acceptable to it.

Cenntro intends to shift component manufacturing processes for its new vehicles to qualified suppliers. The continuous and stable supply of components needed in the manufacture and assembly of its ECVs that meet its standards will be crucial to its operations and production. This exposes Cenntro to multiple potential sources of component shortages. Unexpected changes in business conditions, materials pricing, labor issues, wars, governmental changes, tariffs, natural disasters, health epidemics such as the global COVID-19 pandemic, trade and shipping disruptions and other factors beyond Cenntro’s or its suppliers’ control could affect their ability to deliver components to it.

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The unavailability of any component or supplier could result in production delays, idle manufacturing facilities, product design changes and loss of access to important technology and tools for producing and supporting its products. Moreover, significant increases in Cenntro’s production or product design changes by it may require it to procure additional components in a short amount of time. Cenntro’s suppliers may not be willing or able to sustainably meet its timelines or its cost, quality and volume needs, or to do so may cost it more, which may require it to replace them with other sources. While Cenntro believes that it will be able to secure additional or alternate sources or develop its own replacements for most of its components, there is no assurance that it will be able to do so quickly or at all.

Cenntro intends to shift manufacturing of vehicle kits for each of its new models to manufacturing partners as part of its light-asset distributed manufacturing business model and methodology. From time to time, these manufacturing partners may experience production problems or delays and may not be able to meet its demand for vehicle kits. Cenntro may be required to retain additional third-party manufacturing partners to assure continuity in production, but finding additional manufacturing partners in a timely and cost-effective manner may be difficult. Any delays in the manufacture of Cenntro’s vehicle kits could cause the loss of sales, and harm its brand, all of which could adversely affect its business, financial condition, operating results or prospects.

If Cenntro’s suppliers, channel partners, assembly partners or manufacturing partners fail to use ethical business practices and comply with applicable laws and regulations, Cenntro’s brand image and business could be harmed due to negative publicity.

Cenntro’s core values, which include developing high quality ECVs while operating with integrity, are an important component of its brand image, which makes its reputation sensitive to allegations of unethical business practices. Cenntro does not control its independent suppliers, channel partners, assembly partners or manufacturing partners or their respective business practices. Accordingly, it cannot guarantee their compliance with ethical business practices, such as environmental responsibilities, fair wage practices, and compliance with child labor laws, among others. A failure in compliance could lead Cenntro to seek alternative suppliers, channel partners, assembly partners or manufacturing partners, which could increase its costs or result in delayed delivery of its products, product shortages or other disruptions of its operations.

Violation of labor or other laws by Cenntro’s suppliers channel partners, assembly partners or manufacturing partners or the divergence of an independent supplier’s labor or other practices from those generally accepted as ethical in the markets in which Cenntro does business could also attract negative publicity for Cenntro and its brand. This could diminish the value of Cenntro’s brand image and reduce demand for its ECVs if, as a result of such violation, it was to attract negative publicity. Any negative publicity that results from unethical practices by third parties could harm its brand image, business, financial condition, operating results or prospects. If other manufacturers in Cenntro’s industry encounter similar problems with their third-party partners, any negative publicity with respect to the ECV industry could negatively impact Cenntro.

The commercial viability of Cenntro’s e-Portee relies on third-party hardware and software that may not be available, which could render the product less marketable and negatively impact its business, prospects and operating results.

The commercial viability of Cenntro’s e-Portee depends in large part on third-party developers utilizing hardware and software that is required for autonomous driving. The e-Portee is an open-platform and programmable chassis product, designed to act as a basic and core execution unit of an automated or autonomous driving vehicle. An automated system typically runs within a well-defined set of parameters and is restricted in what tasks can be performed. In contrast, an autonomous system learns and adapts to dynamic environments, and evolves as the environment around it changes. To be driven autonomously, the e-Portee requires hardware and software that Cenntro does not produce, such as detection devices and decision-making software. The e-Portee can only be utilized if such hardware and software is otherwise available and third parties are willing to integrate such technology with the e-Portee. To the extent Cenntro’s competitors develop and market a fully integrated autonomous EV, Cenntro may be at a commercial disadvantage. The marketability of the e-Portee is dependent on the willingness of third-party autonomous driving vehicle producers to either adopt Cenntro’s programmable chassis technology over other similar technologies or develop their own proprietary programmable chassis, as well as the willingness of end-users to purchase autonomous driving vehicles from such third parties. If any of these factors is not present then the marketability of Cenntro’s e-Portee will suffer, which could negatively impact its business, prospects and operating results. Furthermore, there are many uncertainties relating to the homologation of autonomous driving vehicles, and Cenntro is unable to predict when the market for autonomous driving vehicles will develop more fully.

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Cenntro’s business depends substantially on the continuing efforts of its executive officers, and its business may be severely disrupted if it loses their services.

Cenntro’s future success depends substantially on the continued services of its executive officers, especially its CEO and Chairman, Mr. Peter Z. Wang. Cenntro does not currently maintain key man life insurance on any of its executive officers. If any of its executive officers are unable or unwilling to continue in their present positions, it may not be able to replace them readily, if at all. Therefore, Cenntro’s business may be severely disrupted, and it may incur additional expenses to recruit and retain new officers. In addition, if any of Cenntro’s executive officers joins a competitor or forms a competing company, its business, financial condition, operating results or prospects could be harmed.

Cenntro’s facilities or operations could be damaged or adversely affected as a result of disasters or unpredictable events.

Cenntro has manufacturing and research facilities currently located in Changxing, China. Cenntro (i) recently opened a local assembly facility in Freehold, New Jersey for the trial production of its CityPorter™ and Terramak™ and (ii) plans to open a local assembly facility in Dusseldorf, Germany to support the local assembly of its Metro®, Logistar™ and Neibor® 200 for sales within the European Union, and a local assembly facility in Jacksonville, Florida to assemble the CityPorter™ and the Terramak™ for distribution to its channel partners for sales in the North American market. In addition, Cenntro works with three “private label” channel partners with local assembly facilities in the United States and in the European Union, and two assembly partners with assembly facilities in China. If major disasters such as earthquakes, fires, floods, hurricanes, wars, terrorist attacks, computer viruses, pandemics (such as COVID-19) or other unpredictable events, such as cyber-attacks, occur that impact Cenntro’s facilities or the facilities of its channel and assembly partners, it may have to stop or delay production and shipment of its ECVs, and its operations may be seriously damaged. Cenntro may incur expenses relating to such delays or damages, which could materially and adversely affect its business, financial condition, operating results and prospects.

The COVID-19 pandemic has harmed and may continue to harm Cenntro’s business, financial condition, operating results and prospects.

The COVID-19 pandemic and associated containment measures have caused economic and financial disruptions globally, affecting regions in which Cenntro sells its ECVs and conducts its business operations. Cenntro is unable to predict the full impact the pandemic may have on its results of operations, financial condition, liquidity, and cash flows due to numerous uncertainties, including the progression of the pandemic, governmental and other responses, vaccine availability and effectiveness, and the timing of economic recovery. In addition, new variant strains of COVID-19 have emerged in different locations around the world, including the new Delta variant, which appears to be the most transmissible variant to date. The impact of the Delta and other variants cannot be predicted at this time and could depend on numerous factors, including vaccination rates among the population, the effectiveness of COVID-19 vaccines against new variants and the response by governmental bodies and regulators.

Cenntro is also unable to predict the extent of the impact of the pandemic on its customers, suppliers, and other partners, which could materially adversely affect demand for its ECVs and its results of operations and financial condition. For the year ended December 31, 2020 and the six months ended June 30, 2021, the COVID-19 pandemic contributed to uncertainty in the demand environment for Cenntro’s ECVs. Cenntro’s business was adversely affected by supply constraints resulting from the pandemic that affected the timing of shipments of certain components in desired quantities or configurations. During the early stages of the pandemic, Cenntro’s facilities were completely closed for more than one month, its ability to ship into the European Union was halted and it had no new orders for its ECVs between March 2020 through October 2020. Additionally, the pandemic negatively impacted its channel partner network, including opportunities to grow the network, and most of its channel partners at least temporarily shut down their businesses. During the six months ended June 30, 2021, Cenntro’s business was negatively impacted by the resurgence of COVID-19. its supply chains and manufacturing were impacted by lock-downs and containment measures implemented by local governments. As a result, production lead times for its existing models as well as the release dates of its new models were extended. Additional COVID-related precautionary measures taken at ports have resulted in delays in customs clearing. The resurgence of COVID-19 may also adversely impact its inventory and account receivables collection cycle, which may negatively affect its liquidity position.

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Measures taken to contain the COVID-19 pandemic, such as travel restrictions, quarantines, shelter-in-place, and shutdowns, have affected and may continue to affect Cenntro’s workforce and operations, and those of its vendors, suppliers, and channel and assembly partners. Restrictions on Cenntro’s operations or workforce, or similar limitations for others, may affect its ability to meet customer demand. Cenntro has taken and will continue to take risk mitigation actions that it believes are in the best interests of its employees, customers, suppliers, and other partners. Work-from-home and other measures may create additional operational risks, including heightened cybersecurity risks. These measures may not be sufficient to mitigate the risks posed by the virus, and illness and workforce disruptions could lead to unavailability of key personnel and impair Cenntro’s ability to perform critical functions.

Cenntro is closely monitoring the development of the COVID-19 pandemic. The COVID-19 pandemic may continue to cause disruption and volatility in the global debt and capital markets, which may increase Cenntro’s cost of capital and adversely affect its access to capital. The COVID-19 pandemic may adversely affect its business, results of operations, and financial condition and it also may have the effect of exacerbating the other risks discussed in this “Risk Factors” section. Developments related to the COVID-19 pandemic have been unpredictable, and additional impacts and risks may arise that Cenntro is not aware of or is not able to respond to in an effective manner.

Global economic conditions could materially and adversely affect Cenntro’s business, financial condition, operating results and prospects.

The global macroeconomic environment is facing challenges, and the uncertain state of the global economy continues to impact businesses around the world, including as a result of COVID-19. If global economic and financial market conditions do not improve or further deteriorate, Cenntro’s business, financial condition, operating results and prospects may be materially and adversely affected. Some of the factors that could materially and adversely affect Cenntro include:

●	Slower consumer spending may result in reduced demand for its ECVs, reduced orders from its channel partners, order cancellations, lower revenues, higher discounts, increased inventories and lower gross margins.

●	Continued volatility in the markets and exchange rates for foreign currencies and contracts in foreign currencies could have a significant impact on its reported operating results and financial condition. Cenntro conducts transactions in various currencies, which increases its exposure to fluctuations in foreign currency exchange rates relative to the U.S. Dollar.

●	Volatility in the availability and prices for commodities and raw materials it uses in its ECVs from its supply chain could have a material adverse effect on its costs, gross margins and profitability.

●	Instability in global financial and capital markets may impair its ability to raise additional equity or debt financing on reasonable terms or at all in order to grow its business.

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Cenntro’s financial results may vary significantly from period-to-period due to the seasonality of its business and fluctuations in its operating costs.

Cenntro’s operating results may vary significantly from period-to-period due to many factors, including seasonal factors that may have an effect on the demand for its ECVs. Demand for vehicles in the automotive industry in general typically decline over the winter season, while sales are generally higher during the spring and summer months. Cenntro’s limited operating history makes it difficult for it to judge the exact nature or extent of the seasonality of its business. Also, any unusually severe weather conditions in some markets may impact demand for its vehicles. Cenntro’s operating results could also suffer if it does not achieve revenue consistent with its expectations for this seasonal demand. Cenntro also expects its period-to-period operating results to vary based on its operating costs which it anticipates will increase significantly in future periods as it, among other things, designs and develops additional ECVs and components, establishes new channel partners relationships, establishes new local assembly facilities and technology support and research and developments centers, and increases its general and administrative functions to support its growing operations. As a result of these factors, Cenntro believes that period-to-period comparisons of its operating results are not necessarily meaningful and that these comparisons cannot be relied upon as indicators of future performance.

Cenntro’s distributed manufacturing methodology and channel partner network model is different from the predominant current distribution model for automobile manufacturers, which makes evaluating its business, financial condition, operating results and prospects difficult.

Cenntro’s business model allows it to both (i) design, manufacture, assemble, homologate and sell ECVs to third parties for distribution and service to end-users and (ii) distribute manufactured vehicle kits, which are then assembled, homologated, sold and serviced by third parties in their respective markets. This model of vehicle distribution is relatively new and unproven and subjects Cenntro to substantial risk. For example, Cenntro’s success depends in large part on its ability to effectively establish and maintain successful relationships with channel partners and for them to implement successful processes for marketing, sales, and servicing (and in cases related to Cenntro’s private label channel partners, homologation and assembly).

Cenntro’s business model is subject to numerous significant challenges and uncertainties, some of which are outside of its control, and it may not be successful in addressing these challenges. For instance, Cenntro has limited control or oversight over its channel partners. To the extent a channel partner is not conducting its business in an ethical manner or is not performing to the required standards, Cenntro has limited recourse. Cenntro’s channel partner network is based solely on contractual arrangements and such contractual arrangements do not currently, and may not into the future, provide Cenntro with adequate oversight over its channel partners to protect its reputation. Additionally, in some cases it may effectively compete with its private label channel partners.

Additionally, in certain markets Cenntro may sell directly to end-users such as fleet providers which will mean it will add an overhead and business structure to service a direct sale business model that it does not have in place at this time.

Cenntro’s business plans require a significant amount of capital, which may not be available to it on acceptable terms or at all.

Cenntro expects to need significant capital in connection with its current and planned operations, including to open new local assembly facilities, grow the number of its channel partners and markets in which it operates and support the introduction and production of four new ECV models. Cenntro expects that its level of capital expenditures will be significantly affected by channel partners’ customer demand for its ECVs. The fact that it has a limited operating history means it has limited historical data regarding the demand for its products and services and its future capital requirements. As a result, Cenntro’s future actual capital requirements may be uncertain and actual capital requirements may be materially different from those it currently anticipate.

Cenntro may seek equity or debt financing to finance a portion of its capital requirements. Such financing might not be available to it in a timely manner or on terms that are acceptable, or at all. Cenntro’s ability to obtain the necessary financing to carry out its business plan is subject to a number of factors, including general market conditions and investor acceptance of its business plan. These factors may make the timing, amount, terms and conditions of such financing unattractive or unavailable to Cenntro. If Cenntro is unable to raise sufficient funds, it will have to significantly reduce its spending, and delay or cancel its planned activities.

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Cenntro may be unable to obtain financing for its working capital needs on favorable terms.

Cenntro’s success and growth are largely dependent upon having adequate working capital to fund its business objectives and planned growth on favorable terms. Cenntro cannot assure you that it will be able to generate cash flow or that it will be able to borrow funds in amounts sufficient to enable it to meet its working capital requirements. Cenntro previously maintained lines of credit with various financial institutions; however, as of June 30, 2021, it has no outstanding borrowings under any of its prior lines of credit and such lines of credit are no longer available to it. As of June 30, 2021, Cenntro’s only borrowings outstanding were approximately US$3.4 million and US$1.9 million in loans (including accrued interest) made by third parties and related parties, respectively. If Cenntro is not able to establish a new line of credit suitable for its growth plans on favorable terms, or otherwise borrow sufficient funds to meet its working capital requirements, it may be required to sell equity or change its plans to reduce planned expenditures. Cenntro cannot assure you that it will be able to sell equity on terms acceptable to it, if at all, and any sale or reduction in expenditures could have a negative impact on its business, financial condition, operating results and prospects.

As Cenntro shifts component and vehicle kit manufacturing to qualified suppliers and manufacturing partners, it may have to shorten the useful lives of any equipment to be retired as a result, and the resulting acceleration in its depreciation could adversely affect its financial results.

Cenntro has invested in what it believes is state of the art tooling, machinery and other manufacturing equipment, and it depreciates the cost of such equipment over their expected useful lives. However, Cenntro intends to shift component and vehicle kit manufacturing for each of its new models to qualified suppliers and manufacturing partners, respectively, and focus its efforts on the assembly of its ECVs for marketing. As Cenntro shifts component and vehicle kit manufacturing (in some instances) to its qualified suppliers and manufacturing partners, respectively, Cenntro may have to shorten the useful lives of any equipment to be retired as a result. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and to the extent Cenntro owns such equipment, its results of operations could be adversely affected.

Cenntro may not be able to accurately estimate the supply and demand for its vehicles, which could result in a variety of inefficiencies in its business and hinder its ability to generate revenue. If Cenntro fails to accurately predict its manufacturing requirements, it could incur additional costs or experience delays.

Cenntro may have limited insight into trends that may emerge and affect its business. This may result in its inability to accurately estimate the supply and demand for its vehicles. For instance, Cenntro plans to introduce four new vehicles in 2021, including two new vehicles in the North American market and two new vehicles for the European market. Cenntro cannot predict whether these new ECV models will be readily adopted by channel partners and end-users in their respective markets. Cenntro may need to provide forecasts of its demand to its suppliers several months prior to the scheduled delivery of products to its channel partners. Currently, there is no or limited historical basis for making judgments on the demand for its planned or existing vehicles or its ability to develop, manufacture, and deliver vehicles, or its profitability in the future. If Cenntro underestimates its requirements, its suppliers may have inadequate inventory, which could interrupt manufacturing of Cenntro’s products and result in delays in shipments and revenues. In addition, lead times for materials and components that Cenntro’s suppliers order may vary significantly and depend on factors such as the specific supplier, contract terms and demand for each component at a given time. If Cenntro fails to order sufficient quantities of product components in a timely manner, the delivery of vehicles to its channel partners could be delayed, which would harm its business, financial condition and operating results.

Cenntro’s ECVs use lithium-ion battery cells, which have the potential to catch fire or vent smoke and flame and may lead to additional concerns about batteries used in automotive applications.

The battery packs in Cenntro’s ECVs use lithium-ion cells, and Cenntro intends to use lithium-ion cells in its future ECV products. On rare occasions, lithium-ion cells can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion cells. Extremely rare incidents of laptop computers, cell phones and EV battery packs catching fire have focused consumer attention on the safety of these cells.

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These events have raised concerns about batteries used in automotive applications. To address these questions and concerns, a number of battery cell manufacturers are pursuing alternative lithium-ion battery cell chemistries to improve safety. The battery packs used in Cenntro’s ECVs may need to be redesigned, which would be time-consuming and expensive. Also, negative public perceptions regarding the suitability of lithium-ion cells for automotive applications or any future incident involving lithium-ion cells such as a vehicle or other fire, even if such incident does not involve Cenntro, could seriously harm its business.

The majority of the battery packs Cenntro uses in its ECVs are shipped in a “just in time” fashion so that Cenntro is generally not housing them for a long period of time. Nonetheless, it may in the future store lithium-ion cells at its facilities from time to time. Any incident involving battery cells may cause disruption to the operation of its facilities. While Cenntro has implemented safety procedures related to the handling of the cells, it cannot assure you that a safety issue or fire related to the cells would not disrupt its operations. Such damage or injury could lead to adverse publicity and potentially a safety recall. Moreover, any type of battery failure in relation to a competitor’s ECV may cause indirect adverse publicity for Cenntro and its ECVs. Such adverse publicity could negatively affect its brand and harm its business, financial condition, operating results and prospects.

Cenntro has identified a material weakness in its internal control over financial reporting that could materially harm the Enlarged Group. If Cenntro fails to remediate the material weakness, or if it experiences material weaknesses in the future, it may not be able to accurately and timely report its financial condition or results of operations, which may adversely affect investor confidence in Cenntro and, as a result, the value of the Shares.

Prior to Closing, the group members of Cenntro (the Cenntro Group) will have been private companies with limited accounting personnel and other resources with which to address their internal control over financial reporting in accordance with requirements applicable to public companies. As private companies, historically the Cenntro Group has not retained a sufficient number of professionals with an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters under U.S. Generally Accepted Accounting Principles (GAAP).

A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. While Cenntro’s independent registered public accounting firm did not and was not required to perform an audit of its internal control over financial reporting in connection with the audits of its 2019 and 2020 combined financial statements, management identified a material weakness in its internal control over financial reporting. Specifically, Cenntro’s material weakness is that it does not have adequate accounting staff generally in its finance and accounting department, particularly with respect to (i) the preparation of financial statements prepared in accordance with GAAP and the inclusion of proper disclosures in the related footnotes, and (ii) the design, documentation and implementation of internal controls surrounding risk management and financial reporting processes.

Management has taken and is continuing to take actions to remediate this material weakness and is taking steps to strengthen Cenntro’s internal control over financial reporting and risk management, such as the hiring of an experienced Chief Financial Officer, Mr. Edmond Cheng, in April 2021. Cenntro intends to hire additional personnel with greater familiarity with GAAP and SEC reporting requirements and upon Closing the Enlarged Group will have an audit committee with significant experience in overseeing the preparation of financial statements in accordance with GAAP and compliance with SEC reporting requirements. Additionally, with the assistance of outside consultants, Cenntro plans to (i) further develop and implement formal policies, processes and documentation procedures relating to its financial reporting as well as (ii) address the accounting function’s staffing needs and training and build out an internal audit function. Cenntro cannot assure you that the measures it has taken to date will be sufficient to remediate the material weakness it identified or avoid the identification of additional material weaknesses in the future. To the extent Cenntro is unable to remediate this material weakness or unable to identify future material weaknesses in its internal control over financial reporting, such material weakness could severely inhibit its ability to accurately report its financial condition or results of operations and could cause future investors to lose confidence in the accuracy and completeness of its financial reports, it could become subject to litigation from investors and stockholders, and it could be subject to sanctions or investigations by the SEC or other regulatory authorities. Failure to remedy any material weakness in Cenntro’s internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict its future access to the capital markets.

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Risks Related to Cenntro’s industry

The unavailability or reduction of government and economic incentives or the elimination of regulatory policies which are favorable for ECVs could materially and adversely affect Cenntro’s business, financial condition, operating results and prospects.

Cenntro’s business depends significantly on government subsidies, economic incentives and government policies that support the growth of new energy vehicles generally and ECVs specifically. Any reduction, elimination or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of ECVs, fiscal tightening or other factors may result in the diminished competitiveness of the alternative fuel vehicle industry generally or Cenntro’s ECVs in particular. Any of the foregoing could materially and adversely affect Cenntro’s business, financial condition, operating results and prospects.

Cenntro’s future growth is dependent upon end-users’ willingness to adopt ECVs.

Cenntro’s growth is highly dependent upon the adoption by national and local governments and the commercial vehicle market of, and Cenntro is subject to a risk of any reduced demand for, alternative fuel vehicles in general and ECVs in particular. The market for alternative fuel vehicles (including ECVs) is relatively new and rapidly evolving, characterized by rapidly changing technologies, price competition, additional competitors, evolving government regulation and industry standards, frequent new vehicle announcements and changing consumer demands and behaviors. If the market for ECVs in North America, Europe, Asia or elsewhere does not develop as Cenntro expects, or develops more slowly than it expects, its business, financial condition, operating results and prospects will be harmed. Other factors that may influence the adoption of alternative fuel vehicles, and specifically ECVs, include:

●	perceptions about electric vehicle quality, safety, design, performance and cost, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles, whether or not such vehicles are produced by Cenntro or other manufacturers;

●	perceptions about vehicle safety in general, in particular safety issues that may be attributed to the use of advanced technology, including electric vehicle systems;

●	the limited range over which electric vehicles may be driven on a single battery charge and the speed at which batteries can be recharged;

●	the decline of an electric vehicle’s range resulting from deterioration over time in the battery’s ability to hold a charge;

●	concerns about electric grid capacity and reliability;

●	the availability of new energy vehicles, including plug-in hybrid electric vehicles and vehicles powered by hydrogen fuel;

●	improvements in the fuel economy of the internal combustion engine;

●	the availability of service for electric vehicles;

●	the environmental consciousness of end-users;

●	access to charging stations, standardization of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric commercial vehicle;

●	the availability of tax and other governmental incentives to purchase and operate electric vehicles or future regulation requiring increased use of nonpolluting vehicles;

●	perceptions about and the actual cost of alternative fuel; and

●	macroeconomic factors.

Any of the factors described above may cause Cenntro’s channel partners and their customers not to purchase Cenntro’s ECVs. If the market for ECVs does not develop as Cenntro expects or develops more slowly than it expects, its business, financial condition, operating results and prospects will be adversely affected.

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Cenntro could experience cost increases or disruptions in the supply of raw materials or components used in its vehicles, and a shortage of key components, such as semiconductors, can disrupt its production of ECVs.

Cenntro incurs significant costs related to the procuring of raw materials and components required to manufacture its vehicles. Its ECVs use various raw materials including aluminum, steel, carbon fiber, non-ferrous metals such as copper, lithium, nickel and cobalt, as well as key component inputs such as semiconductors. The prices for these raw materials fluctuate depending on factors beyond Cenntro’s control, including market conditions and global demand for these materials, and could adversely affect its business and operating results. In particular, the automotive industry is currently facing a significant shortage of semiconductors. The global semiconductor supply shortage is having wide-ranging effects across multiple industries, particularly the automotive industry, and it has impacted multiple suppliers that incorporate semiconductors into the parts they supply to Cenntro. As a result, the semiconductor supply shortage has had, and will continue to have, a negative impact on Cenntro’s vehicle production. Due to shortages related to the impact of COVID-19 and other factors, Cenntro’s vendors are also experiencing substantial increases in the price of commodities such as steel and lithium, which are key raw materials in the manufacture of its chassis and batteries, respectively. Such shortages have had, and will continue to have, a negative impact on Cenntro’s gross margin.

Increases in the cost, disruptions of supply or shortages of lithium-ion batteries could harm Cenntro’s business.

Cenntro’s business depends on the continued supply of battery cells for its vehicles. Battery cell manufacturers may refuse to supply battery cells to electric vehicle manufacturers to the extent they determine that the vehicles are not sufficiently safe. Cenntro is exposed to multiple risks relating to availability and pricing of quality lithium-ion battery cells. These risks include:

●	the inability or unwillingness of current battery cell manufacturers to build or operate battery cell manufacturing plants to supply the numbers of lithium-ion cells required to support the growth of the electric vehicle industry as demand for such cells increases;

●	disruption in the supply of cells due to quality issues or recalls by the battery cell manufacturers; and

●	an increase in the cost or shortages of raw materials, such as lithium, nickel and cobalt, used in lithium-ion cells.

Cenntro’s business depends on the continued supply of battery cells for its vehicles. Any disruption in the supply of battery cells could temporarily disrupt the planned production of Cenntro’s ECVs until such time as a different supplier is fully qualified. Furthermore, strong growth in sales of Cenntro’s ECVs may in some instances outpace the production and availability of lithium-ion batteries, which could result in substantial increases in the price of its batteries. Substantial increases in the prices for lithium-ion batteries would increase Cenntro’s operating costs, and could reduce its gross margins if it cannot recoup the increased costs through increased ECV prices.

Developments in alternative technologies or improvements in the internal combustion engine may materially and adversely affect the demand for Cenntro’s ECVs.

Significant developments in alternative technologies, such as advanced diesel, ethanol, hydrogen fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect Cenntro’s business, financial condition, operating results and prospects in ways it does not currently anticipate. Any failure by Cenntro to develop new or enhanced technologies or processes, or to react to changes in existing technologies, could materially delay the development and introduction of new and enhanced EVs, which could result in the loss of competitiveness of its vehicles, decreased revenue and a loss of market share to competitors.

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The automotive market is highly competitive, and Cenntro may not be successful in competing in this industry.

Both the automobile industry generally, and the ECV segment in particular, are highly competitive, and Cenntro will be competing for sales with both ICE commercial vehicles and other ECVs. Many of its current and potential competitors have significantly greater financial, technical, manufacturing, marketing and other resources than Cenntro does and may be able to devote greater resources to the design, development, manufacturing, distribution, promotion, sale and support of ECVs. Cenntro expects competition for ECVs to intensify due to increased demand and a regulatory push for alternative fuel vehicles, continuing globalization, and consolidation in the worldwide automotive industry. Factors affecting competition include product quality and features, innovation and development time, pricing, reliability, safety, fuel economy, customer service, and financing terms. Increased competition may lead to lower vehicle unit sales and increased inventory, which may result in downward price pressure and adversely affect Cenntro’s business, financial condition, operating results, and prospects.

If Cenntro is unable to keep up with advances in electric vehicle technology, it may suffer a decline in its competitive position.

Cenntro may be unable to keep up with changes in ECV technology, and may suffer a resulting decline in its competitive position, which would materially and adversely affect its business, financial condition, operating results and prospects. Cenntro’s research and development efforts, as well as its manufacturing and supply chain capacity, may not be sufficient to adapt to changes in ECV technology. As technologies change, Cenntro plans to upgrade or adapt its ECVs and introduce new models in order to continue to provide its ECVs with the latest technology, including battery cell technology. However, Cenntro’s ECVs may not compete effectively with ECVs manufactured and marketed by its competitors if it is not able to develop and integrate the latest technology into its ECVs.

Risks related to legal and regulatory matters

Cenntro’s business is subject to substantial regulations, which are evolving, and unfavorable changes or the failure by Cenntro or its channel partners to comply with these regulations could materially and adversely affect its business, financial condition, operating results and prospects.

Motor vehicles are subject to substantial regulation under U.S. federal, state and local laws as well as the laws of each of Cenntro’s target markets. Cenntro incurs significant costs to comply with these regulations, including obtaining required vehicle certifications in the jurisdictions in which its ECVs are sold, and may be required to incur additional costs related to any changes to such regulations. Any failures by Cenntro or its channel partners to comply with existing or future regulations could result in significant expenses, vehicle recalls, delays or fines. Cenntro and its channel partners are subject to laws and regulations applicable to the supply, manufacture, import, sale and service of automobiles internationally. For example, in countries outside of the United States, Cenntro or its channel partners are required to meet standards relating to vehicle safety and testing, fuel economy, battery safety, transportation, testing and recycling and greenhouse gas emissions, among other things, that are often materially different from requirements in the United States, thus resulting in additional investment into the vehicles and systems to ensure regulatory compliance in those countries. This process may include official review and certification of Cenntro’s vehicles by foreign regulatory agencies prior to market entry, as well as compliance with foreign reporting and recall management systems requirements. See “Business—Governmental Regulations.”

Compliance with various regulations pertaining to ECVs in Cenntro’s various target markets may limit its ability to sell certain of its ECV models in such markets. For example, under the Small Series Type Approval for N1 qualification in the European Union, Cenntro’s new model of the Metro® is limited to annual sales of only 1,500 units in the EU market (excluding sales by Cenntro’s private label channel partners in the European Union).

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To the extent U.S. or international laws change, some or all of Cenntro’s vehicles may not comply with any new applicable international, federal, state or local laws, which would have an adverse effect on its business. Compliance with changing regulations could be burdensome, time consuming, and expensive. To the extent compliance with new regulations is cost prohibitive, Cenntro’s business, prospects, financial condition and operating results will be adversely affected.

Cenntro’s ECVs may be subject to product liability claims or recalls which could cause it to incur expenses, damage its reputation or result in a diversion of management resources.

Historically, Cenntro has not carried product liability insurance as its private label channel partners, who represent the majority of Cenntro’s sales revenue for the year ended December 31, 2020 and the six months ended June 30, 2021, are regarded as the manufacturer of record of the ECVs Cenntro assembles and sells. Additionally, Cenntro has not carried business interruption insurance. Cenntro intends to obtain product liability insurance and business interruption insurance prior to the consummation of this Proposed Transaction.

As manufacturer of record of Cenntro’s ECVs (except in the case of vehicles assembled by its private label channel partners), Cenntro may be responsible for product liability claims or costs associated with product recalls. Cenntro may be subject to lawsuits resulting from injuries associated with the use of the ECVs that it designs, manufactures and sells to its channel partners. Cenntro may incur losses relating to these claims or the defense of these claims. Cenntro’s ECVs may also be subject to recalls if any of its ECV designs prove to be defective, or its channel partners may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships. Such a recall would result in a diversion of resources and could damage Cenntro’s reputation with both its channel partners and their customers. Any claims or recalls associated with Cenntro’s ECVs could exceed its insurance coverage and materially and adversely affect its business, financial condition, operating results and prospects.

Cenntro faces risks associated with its global operations and expansion, including unfavorable regulatory, political, legal, economic, tax and labor conditions, and with establishing itself in new markets, all of which could harm its business.

Cenntro currently has international operations and subsidiaries in various countries and jurisdictions, and it expects to expand and optimize its channel partner network internationally and to invest in new manufacturing and assembly facilities in various jurisdictions as part of its growth plan. Accordingly, Cenntro and its products are subject to a variety of legal, political and regulatory requirements and social and economic conditions over which it has little control. For example, Cenntro may be impacted by trade policies, political uncertainty and economic cycles involving geographic regions where it has significant sales or operates.

Cenntro is subject to a number of risks associated with international business activities that may increase its costs, impact its ability to sell its ECVs and require significant management attention. These risks include:

●	conforming its products to various international regulatory and safety requirements in establishing, staffing and managing foreign operations;

●	challenges in attracting channel partners;

●	compliance with foreign government taxes, regulations and permit requirements;

●	its ability to enforce its contractual rights and intellectual property rights;

●	compliance with trade restrictions and customs regulations as well as tariffs and price or exchange controls;

●	fluctuations in freight rates and transportation disruptions;

●	fluctuations in the values of foreign currencies;

●	compliance with certification and homologation requirements; and

●	preferences of foreign nations for domestically manufactured products.

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In many of these markets, long-standing relationships between potential customers and their local partners and protective regulations and disparate networks and systems used by each country, will create barriers to entry.

In many cases, Cenntro will have limited or no experience in many target markets where it intends to expand its channel partner network. Moreover, Cenntro’s entry into any such markets may be complicated by local consumer preferences, differing technology standards and language barriers, which may negatively impact its business and planned growth.

Cenntro is currently selling its ECVs in North America, Europe and Asia, and, as a result, it is subject to laws and regulations in those jurisdictions that are applicable to the import and/or sale of electric vehicles. For example, Cenntro is required to meet vehicle-specific safety standards that are often materially different across markets, thus resulting in additional investment into the vehicles and systems to ensure regulatory compliance. For each of the markets in which Cenntro sells its ECVs, it must obtain advanced approval from regulatory agencies regarding the proper certification or homologation of its vehicles to enter into these markets. This process necessitates that regulatory officials in each market review and certify Cenntro’s vehicles prior to market entry. Cenntro completed homologation of its CityPorter™ in North America during the third quarter of 2021 and is currently in the process of homologating the Logistar™ and the Neibor® 200 in the European Union. Cenntro has also homologated its new model of the Metro® in Europe under the N1 small series designation as various improvements to the model increased its weight over the allowable weight under its prior L7e classification. Any delay in the homologation process could adversely impact Cenntro’s ability to introduce any of these ECV models in their respective markets on its planned timeframe, which could adversely affect Cenntro’s business, financial condition and operating results and harm its reputation.

Cenntro’s business will be adversely affected if it is unable to protect its intellectual property rights from unauthorized use or infringement by third parties.

Any failure to adequately protect Cenntro’s proprietary rights could result in the weakening or loss of such rights, which may allow Cenntro’s competitors to offer similar or identical products or use identical or confusingly similar branding, potentially resulting in the loss of some of Cenntro’s competitive advantage, a decrease in its revenue or an attribution of potentially lower quality products to Cenntro, which would adversely affect its business, financial condition, operating results and prospects. Cenntro’s success depends, at least in part, on its ability to protect its core technology and intellectual property. To accomplish this, Cenntro relies on a combination of patents, patent applications, trade secrets (including know-how), employee and third-party nondisclosure agreements, copyright protection, trademarks, intellectual property licenses and other contractual rights to establish and protect its proprietary rights in its technology. While Cenntro has seven PCT patents pending (which are given reciprocal protection pursuant to the Patent Coordination Treaty), substantially all of its registered patents are under PRC law and have not been given reciprocal treatment and protection under the laws of either the United States or the European Union. Cenntro may be unable to adequately protect its proprietary technology and intellectual property from use by third parties. In addition, Cenntro’s protection from trademark infringement by third parties in the United States and/or the European Union is currently limited to the extent it is not able to attain reciprocal trademark protection and there is no assurance that it will be able to obtain such trademark protection in these jurisdictions.

The protection provided by patent laws is and will be important to Cenntro’s business. However, such patents and agreements and various other measures Cenntro takes to protect its intellectual property from use by others may not be effective for various reasons, including the following:

●	Cenntro’s pending patent applications may not result in the issuance of patents;

●	Cenntro’s patents may not be broad enough to protect its commercial endeavors;

●	the patents Cenntro has been granted may be challenged, invalidated or circumvented because of the pre-existence of similar patented or unpatented technology or for other reasons;

●	the costs associated with obtaining and enforcing patents in the countries in which Cenntro operates, confidentiality and invention agreements or other intellectual property rights may make enforcement impracticable; or

●	current and future competitors may independently develop similar technology, duplicate Cenntro’s vehicles or design new vehicles in a way that circumvents its intellectual property protection.

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Existing trademark and trade secret laws and confidentiality agreements afford only limited protections. In addition, the laws of some foreign countries do not protect Cenntro’s proprietary rights to the same extent as do the laws of the United States and policing the unauthorized use of Cenntro’s intellectual property is difficult. For example, historically the implementation and enforcement of PRC intellectual property-related laws have been limited. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other countries.

Some of the components in Cenntro’s supply chain are co-designed with third-party vendors, who are generally restricted from selling parts that are co-designed with Cenntro to other parties. However, in the event Cenntro discontinues its purchases of such co-designed components from its vendors, these vendors may no longer be restricted from selling such co-designed components to third parties.

Cenntro may need to defend itself against patent or trademark infringement claims, which may be time-consuming and could cause it to incur substantial costs.

Companies, organizations or individuals, including Cenntro’s competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with Cenntro’s ability to make, use, develop or sell its vehicles or vehicle kits, which could make it more difficult for Cenntro to operate its business. From time to time, Cenntro receives notices from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits against Cenntro alleging infringement of such rights or otherwise assert their rights and seek licenses. Even if Cenntro is successful in these proceedings, any intellectual property infringement claims against Cenntro could be costly, time-consuming, harmful to Cenntro’s reputation, and could divert the time and attention of its management and other personnel or result in injunctive or other equitable relief that may require Cenntro to make changes to its business, any of which could have a material adverse effect on its financial condition, cash flows, results of operations or prospects. In addition, if Cenntro is determined to have infringed upon a third party’s intellectual property rights, it may be required to do one or more of the following:

●	cease selling, incorporating or using vehicles or offering goods or services that incorporate or use the challenged intellectual property;

●	pay substantial damages;

●	obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; or

●	redesign its vehicles or other goods or services.

In the event of a successful claim of infringement against Cenntro and its failure or inability to obtain a license to the infringed technology or other intellectual property right, Cenntro’s business, financial condition, operating results and prospects could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management attention.

In addition, Cenntro has agreed, and expect to continue to agree, to indemnify its channel partners for certain intellectual property infringement claims regarding its products. As a result, if infringement claims are made against its channel partners, Cenntro may be required to indemnify them for damages (including expenses) resulting from such claims or to refund amounts they have paid to Cenntro.

Compliance with environmental regulations can be expensive, and noncompliance with these regulations may result in adverse publicity and potentially significant monetary damages and fines.

Cenntro’s business operations may generate noise, wastewater, end-of-life batteries, gaseous byproduct and other industrial waste. Cenntro is required to comply with all applicable national and local regulations regarding the protection of the environment. Cenntro believes it is in compliance with current environmental protection requirements and have all necessary environmental permits to conduct its business. However, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. Additionally, if Cenntro fails to comply with present or future environmental rules or regulations, it may be liable for clean up costs or be required to pay substantial fines, suspend production or cease operations. Any failure by Cenntro to control the use of, or to adequately restrict the unauthorized discharge of, hazardous substances or comply with other environmental regulations could subject it to potentially significant monetary damages and fines or suspensions to its business operations. Additionally, as Cenntro expands its local assembly capabilities in its target markets, its expansion will necessarily increase its exposure to liability with respect to environmental regulations and the fines and injunctive actions related thereto and require Cenntro to spend further resources and time complying with complex environmental regulations in such jurisdictions.

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Contamination at properties currently or formerly owned or operated by Cenntro, and properties to which hazardous substances were sent by Cenntro, may result in liability for Cenntro under environmental laws and regulations, including the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). The U.S. government can impose liability on Cenntro under CERCLA for the full amount of remediation-related costs of a contaminated site without regard to fault. Such costs can include those associated with the investigation and clean up of contaminated soil, ground water and buildings as well as to reverse impacts to human health and damages to natural resources.

Pursuant to the Environmental Protection Law of the PRC, which was adopted on December 26, 1989, and amended on April 24, 2014, effective on January 1, 2015, any entity which discharges pollutants must adopt measures to prevent and treat waste gas, waste water, waste residue, medical waste, dust, malodorous gas, radioactive substances generated in manufacturing, construction or any other activities as well as environmental pollution and hazards such as noise, vibration, ray radiation, electromagnetic radiation etc. Environmental protection authorities impose various administrative penalties on entities in violation of the Environmental Protection Law, including warnings, fines, orders to rectify within a prescribed period, cease construction, restrict or suspend production, make recovery, disclose relevant information or make an announcement, or seize and confiscate facilities and equipment which cause pollutant emissions, the imposition of administrative action against relevant responsible persons, and orders to shut down enterprises. In addition, pursuant to the Civil Code of the PRC, which was adopted on May 28, 2020, and effective on January 1, 2021, in the event of damage caused to others as a result of environmental pollution and ecological destruction, the actor will bear tortious liability. In the event a party, in violation of laws and regulations, intentionally pollutes the environment or damages the ecology, thereby causing serious consequences, the infringed party is entitled to claim appropriate punitive damages. Any violations of the Environmental Protection Law or the Civil Code could expose Cenntro to liabilities including fines and damages that could impact its business, prospects, financial condition and operating results.

The EU has specific regulations on batteries and the disposal of batteries to minimize the negative environmental effects of batteries and hazardous waste. The EU Battery Directive (2006/66/EC) (EU Battery Directive) is intended to cover all types of batteries regardless of their shape, volume, weight, material composition or use. It is aimed at reducing mercury, cadmium, lead and other metals in the environment by minimizing the use of these substances in batteries and by treating and re-using old batteries. This directive applies to all types of batteries except those used to protect European Member States’ security, for military purposes, or sent into space. To achieve these objectives, the EU Battery Directive prohibits the marketing of some batteries containing hazardous substances. It establishes processes aimed at high levels of collection and recycling of batteries with quantified collection and recycling targets. The directive sets out minimum rules for producer responsibility and provisions with regard to labelling of batteries and their removability from equipment. Product markings are required for batteries and accumulators to provide information on capacity and to facilitate reuse and safe disposal. Cenntro currently ships its ECVs pursuant to the requirements of the directive. Cenntro’s current estimated costs associated with its compliance with these directives based on its current market share are not significant. However, Cenntro continues to evaluate the impact of these directives as European Union member states implement guidance, and actual costs could differ from Cenntro’s current estimates.

In December 2020, the European Commission adopted a proposal for a new regulation on batteries and waste batteries. Although in its early stages, the proposal is designed to modernize the EU’s regulatory framework for batteries to secure the sustainability and competitiveness of battery value chains. It would introduce mandatory requirements on sustainability (such as carbon footprint rules, minimum recycled content, performance and durability criteria), safety and labelling for the marketing and putting into service of batteries, and requirements for end-of-life management. The proposal also includes due diligence obligations for economic operators as regards the sourcing of raw materials.

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The EU Restriction of Hazardous Substances Directive 2002/95/EC (RoHS Directive) places restrictions on the use of certain hazardous substances in electrical and electronic equipment. All applicable products sold in the European Union market after July 1, 2006 must comply with EU RoHS Directive. While this directive does not currently affect Cenntro’s ECVs in any meaningful way, should any changes occur in the directive that would affect its ECVs, Cenntro will need to comply with any new regulations that are imposed.

China has implemented several regulations, policies and measures to regulate the batteries used in ECVs, which cover the security standards, recycling activities and other specifications. For example, the Interim Measures for the Management of the Recycling of Power Battery in New Energy Vehicles (PRC Battery Measures) regulate the recycling and disposal of end-of-life batteries for new energy vehicles. The PRC Battery Measures provide that manufacturers of new energy vehicles must take primary responsibilities of the recycling of batteries and are required, for instance, to transfer batteries that have been damaged during manufacturing to vendors that provide recycling services, and to maintain records of the vehicles they have manufactured, the identification codes of the batteries incorporated into the vehicles, and the owners of the vehicles. The batteries used in Cenntro’s ECVs are also subject to a number of national standards in China, including functional safety requirements and testing methods for the battery management system of electric vehicles.

Cenntro’s noncompliance with any of these regulations may materially and adversely affect its operations or financial condition.

Cenntro seeks to continuously expand and improve its information technology systems and use security measures designed to protect its systems against breaches and cyber-attacks. If these efforts are not successful, Cenntro’s business and operations could be disrupted, and its operating results and reputation could be harmed.

Cenntro seeks to continuously expand and improve its information technology systems, including implementing new internally developed systems, to assist it in the management of its business. Cenntro maintains information technology measures designed to protect it against intellectual property theft, data breaches and other cyber-attacks. The implementation, maintenance and improvement of these systems require significant management time, support and cost. Moreover, there are inherent risks associated with developing, improving and expanding Cenntro’s core systems as well as implementing new systems, including the disruption of its data management, procurement, manufacturing execution, finance and supply chain processes. These risks may affect Cenntro’s ability to manage its data and inventory, procure parts or supplies or manufacture, sell, deliver ECVs, or achieve and maintain compliance with, or realize available benefits under, tax laws and other applicable regulations.

Cenntro cannot assure you that any of its new information technology systems or their required functionality will be effectively implemented, maintained or expanded as planned. If Cenntro does not successfully maintain its information technology or expand these systems as planned, its operations may be disrupted, its ability to accurately or timely report its financial results could be impaired, and deficiencies may arise in its internal control over financial reporting, which may adversely affect its ability to certify its financial results. Moreover, Cenntro’s proprietary information could be compromised or misappropriated, and its reputation may be adversely affected. If these systems or their functionality do not operate as Cenntro expects them to, it may be required to expend significant resources to make corrections or find alternative sources for performing these functions.

Data collection is governed by restrictive regulations governing the use, processing, and cross-border transfer of personal information.

International jurisdictions have their own data security and privacy legal framework with which companies or their customers must comply. The collection, use, storage, transfer, and other processing of personal data regarding individuals in the European Economic Area is governed by the General Data Protection Regulation (GDPR), which came into effect in May 2018. It contains numerous requirements and changes from previously existing EU law, including more robust obligations on data processors and heavier documentation requirements for data protection compliance programs by companies. Among other things, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States. The European Data Protection Board has issued draft guidance requiring additional measures be implemented to protect EU personal data from foreign law enforcement, including in the U.S. These additional measures may require additional resources to comply.

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The GDPR also introduced numerous privacy-related changes for companies operating in the EU, including greater control for data subjects, increased data portability for EU consumers, data breach notification requirements and increased fines. Fines of up to 20 million Euros or up to 4% of the annual global revenue of the noncompliant company, whichever is greater, could be imposed for violations of certain GDPR requirements. Such penalties are in addition to any civil litigation claims by customers and data subjects. The GDPR requirements apply not only to third-party transactions but also to transfers of information between Cenntro and its subsidiaries, including employee information.

The European Commission has another draft regulation in the approval process that focuses on a person’s right to conduct a private life, in contrast to the GDPR, which focuses on protection of personal data. The proposed legislation, known as the Regulation on Privacy and Electronic Communications, or ePrivacy Regulation, would replace the current ePrivacy Directive. While the new legislation contains protections for those using communications services (for example, protections against online tracking technologies), the timing of its proposed enactment following the GDPR means that additional time and effort may need to be spent addressing differences between the ePrivacy Regulation and the GDPR. New rules related to the ePrivacy Regulation are likely to include enhanced consent requirements to use communications content and communications metadata.

In addition, China has laws relating to the supervision of data and information protection. The Cybersecurity Law regulates the activities of “network operators,” which include companies that manage any network under PRC jurisdiction. As such, certain of Cenntro’s PRC subsidiaries may be regarded as network operators under the Cybersecurity Law, since Cenntro’s ECVs are fitted with networking devices. The Cybersecurity Law requires that the collection of personal data is subject to consent by the person whose data is being collected.

On June 10, 2021, China enacted the Data Security Law of the PRC (DSL), which will be effective as of September 1, 2021. The DSL introduces several changes and new features to data security regulation and a comprehensive data security regime, which authorizes national departments to conduct stricter supervision of data in China. For example, the PRC government will establish a catalogue of crucial data categories and promulgate stricter regulations over the protection of such crucial data listed in the catalogue. The DSL also will introduce the concept of “National Core Data,” which refers to data related to, among other topics, national security, the PRC economy, and significant public interests, and provides that stricter regulations may be imposed on such National Core Data. The cross-border transfer of domestic data as required by non-PRC judicial or enforcement authorities is also subject to the approval of competent Chinese authorities.

Compliance with the GDPR, the new ePrivacy Regulation, as well as the Cybersecurity Law and DSL in China, may involve substantial operational costs or require Cenntro to change business practices. Cenntro currently does not have a substantial presence in the European Union (other than through its channel partner network) and its business model relies on channel partners rather than direct-to-consumer sales operations. As a result, it is unlikely that Cenntro will need to incur any materials costs in the near term to comply with such privacy laws and regulations. However, given Cenntro’s plans to open an assembly facility in Dusseldorf, Germany, and thus establish a presence in the European Union, it will likely be required to comply with certain provisions of the GDPR and the new ePrivacy Regulation (once effective). If Cenntro is required to comply with the GDPR and ePrivacy Regulation due to its Dusseldorf facility, it will need to undertake an update of certain of its business practices, including (i) updating internal records, policies and procedures; (ii) updating publicly facing privacy notices and consent mechanisms, where required; (iii) implementing employee privacy training; (iv) appointing an individual responsible for privacy compliance; (v) implementing an inter-group data transfer agreement; (vi) reviewing/updating contracts with vendors that process data on Cenntro’s behalf, and (vii) implementing an audit framework. Furthermore, if Cenntro begins selling its ECVs directly to end-users in either of these markets, it would likely be required to comply with additional regulatory requirements. To the extent Cenntro becomes subject to any such regulations, its noncompliance could result in proceedings by governmental entities, customers, data subjects or others and may result in fines, penalties and civil litigation claims.

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Cenntro’s ECVs are fitted with a networking device connecting the vehicle to its proprietary cloud-based software, which enables end-users to collect data about vehicle configuration, vehicle status and user efficiency through a system of digitally enabled components, which Cenntro sometimes refer to as “smart components.” With the permission of the end-users of the vehicles, Cenntro received data collected from approximately 950 Metro® units that it put into service through an affiliated company in the Chinese market. This data included vehicle-specific data collected for operational analysis, which Cenntro used to make improvements in the quality and durability of such components. Cenntro enables end-users to collect, store and analyze data using tools that it has developed but Cenntro does not have access to this end-user collected data unless it requests and receives access from the end-user. Cenntro does not currently and does not intend to collect, use or store any vehicle-specific or driver-specific data in the future in any region. If Cenntro is required in the future to comply with regulations under the GDPR, the Cybersecurity Law and the DSL (collectively, Data Security Regulations), this could adversely affect its business, financial condition, results of operations and prospects. Compliance with Data Security Regulations may be a rigorous and time-intensive process that may increase Cenntro’s cost of doing business or require Cenntro to change its business practices, and despite those efforts, there is a risk that Cenntro may be subject to fines and penalties, litigation, and reputational harm in connection with any future activities.

Any unauthorized control or manipulation of Cenntro’s ECV’s information technology systems could result in loss of confidence in Cenntro and its ECVs and harm Cenntro’s business.

Cenntro’s ECVs are equipped with complex information technology systems. For example, its ECVs are designed with built-in data connectivity to improve their functionality. Cenntro has designed, implemented and tested security measures intended to prevent unauthorized access to its information technology networks, its ECVs and their systems. However, hackers may attempt in the future to gain unauthorized access to modify, alter and use such networks and ECV systems to gain control of, or to change, Cenntro’s ECVs’ functionality, user interface and performance characteristics, or to gain access to data stored in or generated by Cenntro’s ECVs. In addition, there are limited preventative measures that Cenntro can take to prevent unauthorized access to its information technology network by an employee that is knowledgeable about its information technology network and its various safeguards. Cenntro encourages reporting of potential vulnerabilities in the security of its ECVs, and aims to remedy any reported and verified vulnerability. However, there can be no assurance that vulnerabilities will not be exploited in the future before they can be identified, or that Cenntro’s remediation efforts are or will be successful.

Any unauthorized access to or control of Cenntro’s ECVs or their systems or any loss of data could result in legal claims or proceedings. In addition, regardless of their veracity, reports of unauthorized access to Cenntro’s ECVs, their systems or data, as well as other factors that may result in the perception that its ECVs, their systems or data are capable of being “hacked,” could adversely affect Cenntro’s brand, business, financial condition, operating results and prospects.

Cenntro is subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws, and noncompliance with such laws can subject it to administrative, civil and criminal fines and penalties, collateral consequences, remedial measures and legal expenses, all of which could adversely affect its business, results of operations, financial condition, prospects and reputation.

Cenntro is subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations in various jurisdictions in which it conducts activities, including the U.S. Foreign Corrupt Practices Act, or FCPA and other anti-corruption laws and regulations. The FCPA prohibits Cenntro and its officers, directors, employees and business partners acting on its behalf, including agents, from corruptly offering, promising, authorizing or providing anything of value to a “foreign official” for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. The FCPA also requires companies to make and keep books, records and accounts that accurately reflect transactions and dispositions of assets and to maintain a system of adequate internal accounting controls. A violation of these laws or regulations could adversely affect Cenntro’s business, results of operations, financial condition, prospects and reputation.

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Cenntro has direct or indirect interactions with officials and employees of government agencies and state-owned affiliated entities in the ordinary course of business. These interactions subject Cenntro to an increased level of compliance-related concerns. Cenntro is in the process of implementing policies and procedures designed to ensure compliance by Cenntro and its directors, officers, employees, representatives, consultants, agents and business partners with applicable anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and regulations. However, Cenntro’s policies and procedures may not be sufficient, and its directors, officers, employees, representatives, consultants, agents, and business partners could engage in improper conduct for which Cenntro may be held responsible.

Noncompliance with anti-corruption, anti-bribery, anti-money laundering or financial and economic sanctions laws could subject Cenntro to whistleblower complaints, adverse media coverage, investigations, and severe administrative, civil and criminal sanctions, collateral consequences, remedial measures and legal expenses, all of which could materially and adversely affect Cenntro’s business, results of operations, financial condition, prospects and reputation. In addition, changes in economic sanctions laws in the future could adversely affect Cenntro’s business.

Risks related to doing business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on Cenntro’s business, results of operations, financial condition and prospects.

A substantial amount of Cenntro’s assets and operations are located in China. Accordingly, its business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. In some instances, these regulatory measures could negatively impact Cenntro. For instance, the Chinese government restricts foreign direct investment in certain industries, which could in the future, if such restrictions are expanded to include the ECV industry, limit Cenntro’s ability to own manufacturing and research facilities in China and operate through Chinese subsidiaries.

Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect Cenntro’s business and operating results, lead to reduction in demand for its ECVs and adversely affect its competitive position. While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy but may have a negative effect on Cenntro. For example, Cenntro’s business, results of operations, financial condition and prospects may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may also adversely affect Cenntro’s business, results of operations, financial condition and prospects.

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The PRC government may intervene or otherwise adversely affect Cenntro’s operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in China-based issuers, which could materially affect its operations.

The PRC government may intervene or otherwise adversely affect Cenntro’s operations at any time, or may exert more control over securities offerings conducted overseas and/or foreign investment in China-based issuers which could materially affect Cenntro’s operations. For example, the PRC government has recently published new policies that significantly affected certain industries such as the education and Internet industries, and Cenntro cannot rule out the possibility that it will in the future release regulations or policies regarding the electric commercial vehicle or any other related industry that could adversely affect Cenntro’s business, financial condition and results. Furthermore, the PRC government has also recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas, as well as foreign investment in China-based companies. Rules and regulations in China can change with little advance notice. Any such action, once taken by the PRC government, could significantly limit or completely hinder Cenntro’s ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline.

Recently, the PRC government initiated a series of regulatory actions and statements to regulate business operations in China with little advance notice, including cracking down on certain activities in the securities market, enhancing supervision over China-based companies listed overseas (particularly those using variable interest entity structures), adopting new measures to extend the scope of cybersecurity reviews (particularly for companies that process large amounts of sensitive consumer data), and expanding efforts in anti-monopoly enforcement. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative bodies will respond, what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on Cenntro’s daily business operations or the ability to accept foreign investments and list Cenntro’s securities on a U.S. or other foreign exchange.

Uncertainties with respect to the Chinese legal system could materially and adversely affect Cenntro and may restrict the level of legal protections to foreign investors.

China’s legal system is based on statutory law. Unlike the common law system, statutory law is based primarily on written statutes. Previous court decisions may be cited as persuasive authority but do not have a binding effect. Although the Supreme People’s Court has determined and issued guiding caselaw that courts should refer to when trying similar cases, it may not sufficiently cover all aspects of economic activities in China. Since 1979, the Chinese government has been promulgating and amending laws, regulations and relevant interpretations regarding economic matters, such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, since these laws and regulations are relatively new, and the Chinese legal system continues to rapidly evolve, the interpretation of many laws, regulations and rules is not always uniform, and enforcement of these laws, regulations and rules may involves uncertainties, which may limit legal protections available to Cenntro as well as pose a risk in connection with the potential tax treatment of the Proposed Transaction.

In addition, any litigation in China may be protracted and may result in substantial costs and diversion of resources and management’s attention. The legal system in China may not provide investors with the same level of protection as in the United States. Cenntro is governed by laws and regulations generally applicable to local enterprises in China. Many of these laws and regulations are still being continuously revised and improved. Interpretation, implementation and enforcement of the existing laws and regulations can be uncertain and unpredictable and therefore may restrict the legal protections available to foreign investors.

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Cenntro currently conducts substantially all of its operations through its subsidiaries established in China. Adverse regulatory developments in China may subject Cenntro to additional regulatory review or regulatory approval, and additional disclosure requirements. Also, regulatory scrutiny in response to recent tensions between the United States and China may impose additional compliance requirements for companies like Cenntro with significant China-based operations. These developments could increase Cenntro’s compliance costs or subject it to additional disclosure requirements.

Cenntro currently conducts substantially all of its operations through its subsidiaries established in China. Because of its corporate structure, Cenntro and its investors are subject to unique risks due to uncertainty regarding the interpretation and application of currently enacted PRC laws and regulations and any future actions of the PRC government relating to the foreign listing of companies with significant PRC operations, and the possibility of sanctions imposed by PRC regulatory agencies, including the China Securities Regulatory Commission, if Cenntro fails to comply with their rules and regulations. For example, as a result of its PRC operations, Cenntro is subject to PRC laws relating to, among others, data security and restriction over foreign investments. Recent regulatory developments in China, in particular with respect to restrictions on China-based companies raising capital offshore, including companies that process large amounts of sensitive consumer data and companies with a variable interest entities structure, or a VIE structure, may lead to additional regulatory review or approval in China over Cenntro’s financing and capital raising activities in the United States. On July 10, 2021, the Cyberspace Administration of China (CAC) publicly solicited comments on the draft Cybersecurity Review Measures, which provides, among other things, that large data operators (i.e., over one million users) must apply for security review prior to public listings outside of China. Under the draft rules, the CAC will have jurisdiction to review and limit foreign public listings of critical information infrastructure operators (data operators in industries such as energy, water conservancy and public services) and data processors with more than one million users (for example, companies that operate consumer platforms such as ride-sharing, personal banking or retail). In addition, on July 30, 2021, in response to the recent regulatory developments in China and actions adopted by the PRC government, the Chairman of the SEC issued a statement asking the SEC staff to seek additional disclosures from offshore issuers associated with China-based operating companies before their registration statements will be declared effective, including detailed disclosure related to VIE structures and whether the VIE and the issuer, when applicable, received or were denied permission from Chinese authorities to list on U.S. exchanges and the risks that such approval could be denied or rescinded.

Cenntro may face heightened scrutiny and negative publicity, which could result in a material change in the operations of the Enlarged Group or significantly limit the ability of the Enlarged Group to offer or continue to offer securities to investors and cause the value of such securities to significantly decline. Additionally, recent statements by PRC authorities and changes in PRC internal regulatory mandates, such as certain rules surrounding mergers and acquisitions, the Data Security Law, and rules related to entities using a variable interest entity structure, may target the Company’s corporate structure and impact Cenntro’s ability to conduct business, accept foreign investments, or maintain a listing on a U.S. or other foreign exchange. Cenntro cannot predict the effects of future developments in the PRC legal system. Cenntro may be required in the future to procure additional permits, authorizations and approvals for its existing and future operations, which may not be obtainable in a timely fashion or at all and which could materially affect its operations as a business. The occurrence of any of the aforementioned regulatory obstacles or the inability to obtain such permits or authorizations may have a material and adverse effect on Cenntro’s business, financial condition and results of operations.

Increases in labor costs and enforcement of stricter labor laws and regulations in China may adversely affect Cenntro’s business and profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to grow. The average wage level for Cenntro’s employees has also increased in recent years. Cenntro expects that its labor costs, including wages and employee benefits, will increase. Unless Cenntro is able to take effective measures to reduce labor costs or pass on these increased labor costs to those who pay for its ECVs, its profitability and results of operations may be materially and adversely affected.

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In addition, Cenntro has been subject to stricter regulatory requirements in terms of entering into labor contracts with its employees, limitation with respect to utilization of labor dispatching, applying for foreigner work permits, labor protection and labor condition and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of its employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that Cenntro decides to terminate some of its employees or otherwise change its employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit Cenntro’s ability to effect those changes in a desirable or cost-effective manner, which could adversely affect its business and results of operations.

In October 2010, the Standing Committee of the National People’s Congress promulgated the PRC Social Insurance Law, which came into effect on July 1, 2011 and was amended on December 29, 2018. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Funds, which was amended on March 24, 2002 and March 24, 2019. Companies registered and operating in China are required under the Social Insurance Law and the Regulations on the Administration of Housing Funds to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment, and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law, as well as housing provident funds. If Cenntro is deemed to have violated relevant social insurance and housing funds regulations, it could be subject to orders by the competent authorities for rectification and failure to comply with such orders may further subject Cenntro to administrative fines or other corresponding measures.

As the interpretation and implementation of labor-related laws and regulations are still evolving, Cenntro’s employment practices may violate labor-related laws and regulations in China, which may subject it to labor disputes or government investigations. Cenntro cannot assure you that it has complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If Cenntro is deemed to have violated relevant labor laws and regulations, it could be required to provide additional compensation to its employees or assume other responsibilities and its business, financial condition and results of operations will be adversely affected.

Fluctuations in the value of the RMB and restrictions on currency exchange may adversely affect Cenntro’s business.

The reporting currency of Cenntro’s U.S. subsidiary is the U.S. Dollar while Cenntro’s Chinese subsidiaries’ functional currency is RMB. Cenntro’s combined financial statements are presented in USD and will be affected by the foreign exchange rate of the RMB against the USD. During the years ended December 31, 2020 and 2019 and the six months ended June 30, 2021, significant portions of Cenntro’s revenues were derived from the sales in the European Union and United States, denominated in Euros or USD, respectively, while its costs and expenses were primarily incurred in the PRC (and denominated in RMB). The value of the RMB against the Euro, USD and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, as well as currency market conditions and other factors.

Since July 21, 2005, the RMB has been permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. During the years ended December 31, 2020 and December 31, 2019, the RMB appreciated against the USD by approximately 6.5% and depreciated against the USD by approximately 1.2%, respectively. During the six months ended June 30, 2021 and 2020, the RMB appreciated against the USD by approximately 0.05% and depreciated against the USD by approximately 1.45%, respectively. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the USD in the future.

Currency exchange rate fluctuation in either direction can negatively impact Cenntro’s results of operations or financial condition. Appreciation in RMB could have the effect of increasing Cenntro’s operating costs so long as a material amount of its current operations occur in China. Conversely, appreciation of USD against the RMB could have the effect of reducing the value of Cenntro’s cash and cash equivalents in China for the purpose of paying dividends.

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Cenntro may rely on dividends and other distributions on equity paid by its PRC subsidiaries to fund any cash and financing requirements it may have, and any limitation on the ability of its PRC subsidiaries to make payments to Cenntro could have a material and adverse effect on its ability to conduct its business.

Cenntro conducts operations in various countries, including China, through wholly owned subsidiaries with direct equity ownership. As a result, Cenntro may rely on dividends and other distributions on equity from its PRC subsidiaries for its cash requirements. If Cenntro’s PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to Cenntro. Under PRC laws and regulations, Cenntro’s PRC subsidiaries, which are foreign-owned enterprises, may pay dividends only out of their respective accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to Cenntro as dividends. At its discretion, a foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund. To date, Cenntro has not been required to set aside and fund any such statutory reserve fund, as Cenntro has, since its inception, incurred net losses.

Under applicable PRC accounting standards and regulations, intercompany transfers are accounted for under either a general account, for cash transfers in the ordinary course of business, or a capital account, for cash transfers on investments (i.e. dividends and loan repayments). With respect to Cenntro’s capital account, it can send capital investments to its PRC subsidiaries for working capital and its PRC subsidiaries can use such capital at their discretion. To the extent one of its PRC subsidiaries declares and pays a dividend, such subsidiary must pay a transfer tax of 15% to repatriate any profit distributed to the United States. Cenntro’s PRC subsidiaries, as Wholly Foreign Owned Enterprises (WFOEs) under PRC law, can make dividends up to CAG HK without prior PRC regulatory approval. However, any such subsidiary is limited in its ability to make dividends while that subsidiary has either net losses in the current period or accumulated net losses from prior periods and will only be able to pay dividends during periods in which it has positive net income and no accumulated net losses. Cenntro has not made any cash distributions or transfers of other assets between Cenntro and any of its subsidiaries. To date, there have been no net profits recognized at any of Cenntro’s PRC subsidiaries and thus there have not been any dividends or distributions made by any such subsidiary. With respect to Cenntro’s general account, Cenntro’s subsidiaries purchase and pay for materials and parts, and receive funds for the sale of vehicle kits and vehicles. There is no PRC government approval required for transactions in the general account, where funds can be sent and received in the ordinary course of business freely without government approvals.

Revenue generated in Renminbi by Cenntro’s PRC Subsidiaries is not freely convertible into other currencies. As a result, any restriction on currency exchange may limit the ability of Cenntro’s PRC subsidiaries to use their Renminbi revenues to pay dividends to Cenntro.

The PRC government may continue to strengthen its capital controls and more restrictions and substantial vetting processes may be put forward by the State Administration of Foreign Exchange, or SAFE, for cross-border transactions. Any limitation on the ability of Cenntro’s PRC subsidiaries to pay dividends or make other kinds of payments to Cenntro could materially and adversely limit Cenntro’s ability to grow, make investments or acquisitions that could be beneficial to its business, pay dividends, or otherwise fund and conduct its business. In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

113 EXPLANATORY MEMORANDUM

Changes in U.S. and international trade policies, particularly with regard to China, may adversely impact Cenntro’s business and operating results.

Since the beginning of 2018, there has been increasing rhetoric, in some cases coupled with legislative or executive action, from several U.S. and foreign leaders regarding tariffs against foreign imports of certain materials. More specifically, there have been several rounds of U.S. tariffs on Chinese goods taking effect in the past few years, some of which prompted retaliatory Chinese tariffs on U.S. goods. The institution of trade tariffs both globally and between the U.S. and China specifically carries the risk of negatively affecting both countries’ overall economic condition. If these tariffs continue or additional new tariffs are imposed in the future, they could have a negative impact on Cenntro as it has significant operations in China.

The Chinese government has adopted legislation and new regulations designed to counteract U.S. trade policies towards China, including the Anti-Foreign Sanctions Law and the Ministry of Commerce of the People’s Republic of China Order No. 1 of 2021 on Rules on Counteracting Unjustified Extraterritorial Application of Foreign Legislation and Other Measures. Pursuant to the Anti-Foreign Sanctions Law, all entities and individuals (including subsidiaries of multinational companies and foreign citizen) in China (including Hong Kong and Macao) risk being on the anti-sanctions list if they are deemed to aid and abet in the implementation of sanctions imposed by foreign countries. Continuing trade tensions between China and the United States could adversely affect Cenntro’s business and operations.

It may be difficult for overseas regulators to conduct investigations or collect evidence within China.

Stockholder claims or regulatory investigations that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigation initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigations or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies and governmental control of currency conversion may delay or prevent Cenntro from making loans to or make additional capital contributions to its PRC subsidiaries, which could materially and adversely affect its liquidity and its ability to fund and expand its business.

Under PRC laws and regulations, Cenntro is permitted to utilize the proceeds of any financing outside China to fund its PRC subsidiaries by making loans to or additional capital contributions to its PRC subsidiaries, subject to applicable government registration, statutory limitations on amount and approval requirements. These PRC laws and regulations may limit Cenntro’s ability to use Renminbi converted from the net proceeds of any financing outside China to make future loans to its PRC subsidiaries or future capital contributions by Cenntro to its PRC subsidiaries. If Cenntro fails to complete such registrations or obtain such approvals, its ability to capitalize or otherwise fund its PRC operations may be negatively affected, which could materially and adversely affect Cenntro’s liquidity and its ability to fund and expand its business.

PRC regulations relating to offshore investment activities by PRC residents may limit Cenntro’s PRC subsidiaries’ ability to increase their registered capital or distribute profits to Cenntro or otherwise expose Cenntro or its PRC resident beneficial owners to liability and penalties under PRC law.

SAFE requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents or entities must update their SAFE registrations when the offshore special purpose vehicle undergoes certain material events.

114 EXPLANATORY MEMORANDUM

If Cenntro’s stockholders who are PRC residents or entities do not complete their registration with the local SAFE branches, Cenntro’s PRC subsidiaries may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and Cenntro may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration requirements could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

However, Cenntro may not be informed of the identities of all the PRC residents or entities holding direct or indirect interests in its company, nor can it compel its beneficial owners to comply with SAFE registration requirements. As a result, Cenntro cannot assure you that all of its stockholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain, any applicable registrations or approvals required by, SAFE regulations. Failure by such stockholders or beneficial owners to comply with SAFE regulations, or failure by Cenntro to amend the foreign exchange registrations of its PRC subsidiaries, could subject Cenntro to fines or legal sanctions, restrict its overseas or cross-border investment activities, limit its PRC subsidiaries’ ability to make distributions or pay dividends to Cenntro or affect its ownership structure, which could adversely affect Cenntro’s business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or Cenntro to fines and other legal or administrative sanctions.

Under SAFE regulations, PRC residents who participate in a stock incentive plan in an overseas publicly listed company may be required to register with SAFE or its local branches and complete certain other procedures. Cenntro and its PRC resident employees who participate in Cenntro’s share incentive plans may become subject to these regulations upon Closing, given NBG is a public company listed in the United States. If Cenntro or any of these PRC resident employees fail to comply with these regulations, Cenntro or such employees may be subject to fines and other legal or administrative sanctions. Cenntro also faces regulatory uncertainties that could restrict its ability to adopt additional incentive plans for its directors, executive officers and employees under PRC law.

You may experience difficulties in enforcing foreign judgments or bringing actions in China against Cenntro based on foreign laws.

The recognition and enforcement of foreign judgments in China are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, PRC courts will not enforce a foreign judgment if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States against any of Cenntro’s subsidiaries or assets located in China.

B.	Transaction specific risks

NBG may be unable to satisfy the Conditions to Closing the Proposed Transaction.

The consummation of the Proposed Transaction is subject to approval by the shareholders of NBG and CAG and the satisfaction or waiver of the other Closing Conditions set forth in the Stock Purchase Agreement, including the condition that NBG have cash of at least US$282 million and liabilities of no more than $10 million in the aggregate immediately prior to the Closing, and that Nasdaq have approved the initial listing application in connection with the Proposed Transaction with respect to the Acquisition Shares and the Acquisition Shares have been approved for listing on Nasdaq as of the Closing. There can be no assurance, however, that the closing conditions set forth in the Stock Purchase Agreement will be satisfied or waived. For instance, NBG may be unsuccessful in completing Additional Financings in order to satisfy the US$282 million minimum cash condition, Nasdaq may not approve the initial listing application, or the shareholders of NBG or CAG may not approve the Acquisition. To the extent that additional financing in excess of NBG’s current resources and commitments is required, but is unavailable when needed to complete the Proposed Transaction, or is only available on unfavorable terms, NBG may be compelled to either restructure the transaction or abandon it. Accordingly, there can be no assurance that the Proposed Transaction will be consummated on the terms described in this Explanatory Memorandum, or at all.

115 EXPLANATORY MEMORANDUM

Shareholders will experience dilution as a result of the issuance of Acquisition Shares in the Proposed Transaction.

NBG will issue a substantial number of additional Shares to complete the Proposed Transaction. Based on the assumptions described in Section 1.1.3, NBG estimates that it will issue approximately 35.0 million Shares in the ATM Offering, 133.2 million Shares in the Private Placement, 112.7 million Shares upon settlement of the Incentive Award, and 2,332.7 million Shares to CAG to be distributed to CAG Shareholders. In addition, there would be options and warrants to purchase 185.4 million Shares outstanding (including the Converted CAG Options). In addition, the equity incentive plan and the employee stock purchase plan to be adopted by NBG in connection with the Proposed Transaction are expected to reserve for issuance a number of Shares equal to 10% and 3%, respectively, of the Shares outstanding immediately after the Proposed Transaction. Based on the assumptions described in Section 1.1.3, the issuance of these Shares will significantly dilute the equity interest of Shareholders and may adversely affect prevailing market prices for the Shares.

Concentration of ownership among Cenntro’s management and their affiliates may prevent other Shareholders from influencing significant corporate decisions.

Upon completion of the Proposed Transaction and the Distribution of Acquisition Shares by CAG to its shareholders, the Wang Parties are expected to beneficially own approximately 27.6% of the outstanding Shares (or 26.2% on a fully diluted basis), based on the assumptions described in Section 1.1.3. As a result, these shareholders will be able to exercise a significant level of influence over all matters requiring shareholder approval, including the election of Directors, amendments to NBG’s constitution and approval of significant corporate transactions, and will be able to block special resolutions of NBG. This control could have the effect of delaying or preventing a change of control of NBG or changes in management and will make the approval of certain transactions difficult or impossible without the support of these shareholders.

Furthermore, under the Stock Purchase Agreement and the Relationship Agreement, NBG will grant the Wang Parties the right to designate four individuals for appointment or election as Directors in the event a Director designated by the Wang Parties ceases to serve as a Director due to removal by Shareholders pursuant to section 203D of the Corporations Act, so long as the Wang Parties collectively beneficially own at least 10% of the issued and outstanding Shares.

NBG will be solely dependent on Cenntro’s business after the Proposed Transaction.

After the Proposed Transaction, NBG will be solely dependent on the success of Cenntro’s business. As a result, NBG will be subject to the numerous economic, competitive and regulatory risks attendant to such business, as described elsewhere in this Explanatory Memorandum, any of which could have an adverse impact upon the Enlarged Group’s results of operations and financial condition. For a more detailed description of the risk related to Cenntro’s business, see the following sections below “⸻Risks related to Cenntro’s business and financial results,” “⸻Risks related to Cenntro’s industry,” “⸻Risks related to legal and regulatory matters” and “⸻Risks related to doing business in China.”

Cenntro operates in an industry that is outside of NBG management’s area of expertise.

Although NBG management has endeavoured to evaluate the risks inherent in Cenntro’s business, there can be no assurance that NBG has adequately ascertained or assessed all of the significant risk factors. Although its officers and Directors have experience in mergers and acquisition and finance, its management’s primary area of operational expertise is in the retail apparel industry. NBG has undertaken financial, commercial and other analyses of Cenntro to determine its attractiveness as an acquisition target, and whether to pursue the Proposed Transaction. It is possible that such analyses, and the best-estimate assumptions made by NBG, may not be realized. If management misjudges the risks or benefits of Cenntro’s business, the Share price may decline.

116 EXPLANATORY MEMORANDUM

Resources expended in pursuit of the Proposed Transaction would be wasted if the Proposed Transaction is not completed.

The investigation of Cenntro, the negotiation, drafting and execution of the agreements signed in connection with the Proposed Transaction, and the preparation of related disclosure documents and other filings required substantial management time and attention and substantial costs for accountants, attorneys, consultants and others. If NBG fails to complete the Proposed Transaction for any number of reasons, many of which are beyond NBG’s control, it will result in a loss to NBG of the related costs incurred.

NBG likely will have no right to make damage claims against Cenntro, CAG or CAG Shareholders for the breach of any representation, warranty or covenant made by Cenntro or CAG in the Stock Purchase Agreement.

The Stock Purchase Agreement provides that all of the representations, warranties and covenants of the parties contained therein shall not survive the Closing, except for those covenants that by their terms apply or are to be performed in whole or in part after the Closing, and then only with respect to breaches occurring after Closing, and any claims for actual fraud. As a result, NBG likely will have no remedy available to it if the Proposed Transaction is consummated and it is later revealed that there was a breach of any of the representations, warranties or covenants made by CAG and Cenntro at the time of the signing of the Stock Purchase Agreement or the Closing.

NBG’s management has interests in the Proposed Transaction that are different than Shareholders generally.

NBG’s management interests in the Proposed Transaction are different from, or in addition to, those of other Shareholders generally. For example, the payment due under the third tranche of the Phantom Warrants granted to JADR Consulting Group Pty Limited, an entity associated with Justin Davis-Rice, NBG’s Executive Chairman and Chief Executive Officer, will be accelerated upon consummation of the Proposed Transaction. Based on the assumptions described in Section 1.1.3, NBG estimates that Mr. Davis-Rice’s associated entity will receive approximately US$11.9 million in cash in settlement of the Phantom Warrants. The actual amount may be substantially more or less than this estimate, depending on the future market price of the Shares and the number of Shares issued in the ATM Offering and the Private Placement. Furthermore, the payment of the Incentive Award granted to JADR Consulting Group Pty Limited, an entity associated with Mr. Davis-Rice will be accelerated in the event of the completion of the Proposed Transaction. Based on the assumptions described in Section 1.1.3, NBG estimates that it will issue approximately 112.7 million Shares to Mr. Davis-Rice’s associated entity upon settlement of the Incentive Award. The actual amount may be substantially more or less than this estimate, depending on the future market price of the Shares and the number of Shares issued in the Proposed Transaction, the ATM Offering and the Private Placement. Additionally, subject to approval by the Shareholders, each of the Non-Executive Directors will receive a cash payment of US$1,000,000 in connection with the Closing.

These financial interests may have influenced the decision of management to pursue the Proposed Transaction. In addition, in the period leading up to the closing of the Proposed Transaction, events may occur that, pursuant to the Stock Purchase Agreement, would require NBG to agree to amend the Stock Purchase Agreement, to consent to certain actions taken by Cenntro or to waive rights to which NBG is entitled under the Stock Purchase Agreement. The existence of the financial and personal interests of management described in this risk factor may result in a conflict of interest on the part of NBG’s management between what they may believe is best for NBG and what they may believe is best for themselves in determining whether or not to take the requested action.

C.	General investment risks

Share market conditions

There are risks associated with any investment in securities. General factors that may affect the market price of Shares include economic conditions in the US, Australia and internationally, investor sentiment, local and international share market conditions, changes in interest rates and the rate of inflation, changes to government regulation, policy or legislation, changes which may occur to the taxation of companies as a result of changes in Australian or US taxation laws, and changes in exchange rates.

117 EXPLANATORY MEMORANDUM

These factors may materially affect the market price of Shares regardless of the Enlarged Group’s performance. As such, the past performance of the Company or Cenntro Group is not necessarily an indication as to the future performance of the Enlarged Group.

The Company will issue a significant number of new Shares as part of the Proposed Transaction. Some Shareholders may not intend to continue to hold their Shares following Closing and may wish to sell them on Nasdaq. There is a risk that if a significant number of Shareholders seek to sell their Shares, this may adversely impact the price of Shares.

There can be no guarantee that there will continue to be an active market for Shares or that the price of Shares will increase. Neither the Company nor the Board make any warranty as to the future performance of the Enlarged Group or any return on an investment in the Enlarged Group.

Tax consequences

If the Proposed Transaction is implemented, there may be tax consequences for Shareholders. Shareholders should seek their own professional advice regarding the individual tax consequences of the Proposed Transaction applicable to them. For example, Shareholders may be exposed to potentially higher capital gains tax liability when compared to their current investment in the Company.

De-listing due to failure to comply with Nasdaq Capital Market listing standards

The Company cannot provide assurance that it will be able to continue to comply with the standards required to maintain a listing on the Nasdaq Capital Market, such as the corporate governance, minimum stockholder’s equity, minimum bid price or minimum market value of publicly held shares requirements. Failure to do so may result in the Nasdaq Capital Market taking steps to de-list the Shares. A notice of de-listing or any de-listing would likely have a negative effect on the Share price and may impair Shareholders’ ability to sell Shares when they wish to do so. In the event that the Company receives a notice of de-listing, the Company would plan to take actions to restore compliance with the Nasdaq Capital Market’s listing requirements, but can provide no assurance that any action taken would result in the Shares maintaining listing, or that any such action would stabilise the market price or improve the liquidity of Shares.

Dividends

Any future determination as to the payment of dividends by the Enlarged Group will be at the discretion of the Board and will depend on the financial condition of the Enlarged Group, future capital requirements and general business and other factors considered relevant by the Board at the time. No assurance in relation to the payment of dividends can be given by the Enlarged Group.

Changes in accounting policy

Accounting policy standards may change. This may affect the reported earnings of the Enlarged Group and its financial position from time to time. The Enlarged Group will assess and disclose, when known, the impact of these change in its periodic financial reporting.

Economic conditions

The assets, operations and financial performance of the Enlarged Group will be influenced by a variety of general economic and business conditions on a national and global scale, including levels of consumer spending, commodity prices, inflation, interest rates and exchange rates, supply and demand, industrial disruption, access to debt and capital markets and government fiscal, monetary, taxation and regulatory policies.

Changes in general economic conditions may result from many factors including government policy, international economic conditions, significant acts of terrorism, hostilities, war, civil commotion, epidemic, pandemic, quarantine, natural disasters or Acts of God. A prolonged deterioration in general economic conditions, including an increase in interest rates or a decrease in consumer and business demand, could be expected to have an adverse impact on the Enlarged Group’s operating and financial performance, financial position and market price of Shares.

Annexure A	Independent Expert’s Report

FTI CONSULTING

NAKED BRAND GROUP LIMITED

ACQUISITION OF CENNTRO AUTOMOTIVE GROUP LIMITED BY ISSUE OF SHARES

INDEPENDENT EXPERT'S REPORT AND FINANCIAL SERVICES GUIDE

23 November 2021

EXPERTS WITH IMPACT

23 November 2021

Dear Independent Directors

Independent expert's report for the proposed acquisition of Cenntro Automotive Group Limited by Naked Brand Group Limited

1. Introduction

On 5 November 2021, Naked Brand Group Limited (**NBG** or **the Group**) entered into a definitive stock purchase agreement (**SPA**) with Cenntro Automotive Group Limited (**CAG**), under which it is proposed that NBG will acquire certain wholly owned subsidiaries of CAG (referred to as **CEG**) that design and manufacture electric commercial vehicles (**eCV**), in exchange for approximately 67.9%[1] of the fully paid ordinary shares in NBG (on a fully diluted basis) (**the Proposed Transaction**) through the issue of new shares. The Proposed Transaction is conditional on the Group and CAG obtaining all necessary regulatory and shareholder approvals. Upon completion of the Proposed Transaction, that is expected to occur by 31 December 2021, NBG will change its name to Cenntro Electric Group Limited.

There are no common directors or shareholders between NBG and CEG.

In order to assist the shareholders of NBG (**Shareholders**) evaluate and vote on the Proposed Transaction, the independent directors of NBG (**Directors**) have engaged FTI Consulting (Australia) Pty Ltd (**FTI Consulting**) to prepare an independent expert's report (**IER** or **Report**) to assess whether the Proposed Transaction is fair and reasonable to the Shareholders, as a whole.

All references to $ or USD in this report are US dollars.

2. Purpose of the report

Section 606 of the Corporations Act 2001 (*Cth*) (**Corporations Act**) generally prohibits the acquisition of a relevant interest in issued voting securities of an entity if the acquisition results in a person's voting power in a company increasing from below 20.0% to more than 20.0%, or from a starting point between 20.0% and 90.0%, unless a permissible exception applies[2].

A permissible exception to this general prohibition is set out in Section 611(7), whereby such an acquisition is allowed where the acquisition is approved by a resolution of securityholders of the entity at a general meeting and no votes are cast in respect of securities held by the acquirer, the vendor (where applicable) or any of their respective associates.

[1] As per the NOM
[2] Subject to the 3% every six months "creep" provisions

FTI Consulting (Australia) Pty Limited
ABN 49 160 397 811 | ACN 160 397 811 | AFSL Authorised Representative # 001269325
Level 22 Gateway | 1 Macquarie Place | Sydney NSW 2000 | Australia
Postal Address | GPO Box 538 | Melbourne VIC 3001 | Australia
+61 3 9604 0600 telephone | +61 3 9604 0699 fax | fticonsulting.com
Liability limited by a scheme approved under Professional Standards Legislation

If the Proposed Transaction is approved and all conditions precedent are satisfied, the consideration for CEG will result in the CAG vendors (CAG's shareholders) acquiring voting power in NBG of more than 20.0%. Accordingly, there is a regulatory requirement for the Directors to provide NBG Shareholders with all material information relevant to a vote on the Proposed Transaction.

The Directors have elected to commission an IER to assist Shareholders as part of their disclosure obligations.

The Directors have engaged FTI Consulting to prepare an IER stating whether, in our opinion, the Proposed Transaction is fair and reasonable to the Shareholders, as a whole, and the reasons for that opinion.

This IER is to accompany the Notice of Meeting and Explanatory Memorandum (**NOM**) to be sent to Shareholders for them to consider the Proposed Transaction. This report has not been prepared for any other purpose.

FTI Consulting is independent of NBG and CAG and has no involvement with or interest in the outcome of the Proposed Transaction other than the preparation of this IER.

We have undertaken this engagement in accordance with Accounting Professional & Ethical Standards Board Limited professional standard APES 225 *Valuations Services* (**APES 225**).

APES 225 defines three types of valuation engagements (summarised in Appendix C). This engagement is a Valuation Engagement as defined by this standard.

Further information regarding the purpose of this report is provided in Section 2 of our detailed report.

3. Summary of opinion

We have considered the terms of the Proposed Transaction and analysed CEG and NBG, as we have outlined in our Report and in the absence of a superior proposal, we have concluded that the Proposed Transaction is **not fair but reasonable** to Shareholders, as a whole. The reasons for this conclusion are summarised below.

4. The Proposed Transaction is not fair

In undertaking our fairness assessment, we have had regard to the Australian Securities and Investments Commission (**ASIC**) Regulatory Guide 111 *Content of expert reports* (**RG 111**).

In forming our opinion regarding the fairness of the Proposed Transaction, we are required to compare:

to

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While we have had sufficiently reliable information to form an opinion on **A**, the fair market value of an NBG share *before* the Proposed Transaction, we have, for the reasons summarised below[3], had insufficiently reliable information that due to the nature of the industry and the quality of the financial information of CEG did not represent "reasonable grounds[4]" to form an opinion on **B,** the fair market value of an NBG share *after* the Proposed Transaction.

Fairness assessment

We have estimated the fair market value of an issued share in NBG *before* the Proposed Transaction, based on its net asset value, to be approximately $0.25[5].

Our estimated fair market value per NBG share, *before* the Proposed Transaction, effectively represents the value of a "cash shell", a business that has no material operations, assets or liabilities other than cash. Our valuation range is lower than the historical trading prices of NBG shares over the last ten months for key reasons summarised below and discussed in further detail in Section 9 of this Report.

- The recent trading prices of NBG shares include a premium over the net asset value that, in our view, represents, among other factors, value the market is ascribing to the expectation of a value-accretive transaction occurring. In FTI Consulting's opinion, this premium is not part of the value of NBG on a stand-alone basis.
- The recent trading prices and trading volumes of NBG's shares have been influenced by the widely reported unusual share trading activity connected to the trading platform, Robinhood, and social media forum, Reddit, that has also contributed to the premium over the net asset value. In FTI Consulting's opinion, this premium is also not part of the value of NBG on a stand-alone basis.
- In our view, while other "cash shell" companies, specifically a number of recently listed special purpose acquisition companies (**SPACs**), often trade at a significant premium over net assets, shares in SPACs have significantly different investment characteristics to the shares in NBG, in that in particular SPACs must abide by regulations to protect shareholders, often have boards with professionals with experience in the private equity, venture capital, or investment banking industries, and enjoy investment bankers' backing to identify acquisition targets. In FTI Consulting's opinion, these reasons for the premium over net assets characterised by SPACs is not applicable to NBG's fair market value.
- We understand from the management of NBG (**NBG Management**) that NBG's shareholder register has minimal institutional investors. This suggests that the share prices may be driven less by valuation fundamentals that institutional investors would examine in determining value and may, instead, be driven more by retail investor sentiment.

[3] RG 111.126 When an expert decides that its report will assist security holders despite limitations that the expert cannot resolve (e.g. because the expert does not have time to investigate the reliability of certain information), the expert should prominently explain the nature of the uncertainties and the impact on its opinion so that security holders can assess what weight to attach to the opinion.
[4] RG 111.11 and RG 170.
[5] We have included the dilution effects of exercising outstanding options that are currently in the money and the respective cash impact, in our valuation calculations.

Page 3 of 9

- NBG, before the Proposed Transaction, owns the FOH Online (**FOH**) business selling Fredricks of Hollywood™ branded clothing and other fashion products. Due to this subsidiary's history of losses resulting from, among other things, its comparatively small size and scale and NBG's current lack of acquisition opportunities that would sufficiently increase its size and scale in the e-commerce fashion industry, we are of the view that FOH does not currently derive substantial value that would imply NBG should command a fair market value with a significant premium above net assets.

- While the market is placing value on CEG's competitors in the eCV industry based on their disclosed forecasts with minimal definitive support, our IER is subject to regulatory guidance that, based on our interpretation, does not permit us to rely on prospective financial information of a quality that does not clearly represent 'reasonable grounds' as per RG 111 and RG 170 *Prospective financial information* (**RG 170**).

- In our view, CEG's prospective financial information provided to us does not represent reasonable grounds to use as a basis for our valuation for reasons including:

  - It is our view that CEG has not yet developed a strong finance function with the ability to produce reliable financial projections. However, as at the date of this report, we understand that the company has engaged an external advisor to assist with improving the robustness and reliability of CEG's financial projections. These financial projections were not available as at the date of our report.

Therefore, because we were unable to value CEG, we have been unable to estimate the fair market value of a NBG share *after* the Proposed Transaction.

As we have been unable, in our view, to estimate **B**, the fair market value of a share in NBG *after* the Proposed Transaction, while at the same time conforming to ASIC guidance, we are unable to conclude whether or not the Proposed Transaction is fair or not fair. However, our interpretation of ASIC's guidance set out in RG 111 is that, as a result, we must conclude that the Proposed Transaction is "not fair" to Shareholders.

Page 4 of 9

5. The Proposed Transaction is reasonable

Our assessment of the potential advantages and disadvantages to Shareholders of the Proposed Transaction are summarised below and discussed in more detail in Section 11. Individual shareholders may interpret these factors differently, depending on their personal circumstances and views and should understand that the advantages and disadvantages listed in this report may not be an exhaustive list.

While our assessment is presented from the perspective of accepting the Proposed Transaction, if any reader prefers to assess the advantages and disadvantages from the perspective of rejecting the Proposed Transaction, they can reverse the statements below.

The advantages and disadvantages to the Shareholders of approving the Proposed Transaction considered by FTI Consulting are summarised below:

Advantages

We have considered the advantages to the shareholders of accepting the Proposed Transaction, summarised below.

Participation in the anticipated high growth, eCV industry

CEG's potential competitive advantages in the eCV industry

Only option currently available

Impact on NBG's share price

Disadvantages

We have considered the disadvantages to the Shareholders of accepting the Proposed Transaction, summarised below:

Page 5 of 9

Inability to estimate the fair market value of CEG

The eCV industry is high risk

CEG is a high-risk investment

CEG has very different investment characteristics to NBG

Impact on control

Dilution of existing NBG shareholders

If the Proposed Transaction is approved, the interests of existing Shareholders will be diluted as they will collectively hold only 24.5% of NBG shares after the issue of new shares to the CAG shareholders.[6]

Prospects of a future takeover

The prospects of future takeover offers may be reduced due to the concentration of ownership resulting from the Proposed Transaction. The Wang Parties, being the major shareholder of CAG, will have a significant ownership stake after the Proposed Transaction (beneficial ownership estimated at approximately 26.2%), which may dissuade potential buyers due to their significant voting power.

Other risk factors identified by the Directors

Refer to the additional risk factors in the NOM that have been identified by the Directors.

Conclusion on reasonableness

We have concluded that the advantages of the Proposed Transaction outweigh the disadvantages and therefore, in our opinion, the Proposed Transaction is reasonable to Shareholders.

---

[6] NOM

Page 6 of 9

6. Opinion

In our opinion, for the reasons set out above and in the remainder of this report, we have concluded that the Proposed Transaction is not fair but is reasonable to Shareholders in the absence of a superior proposal.

This opinion should be read in conjunction with our detailed report that sets out our scope, analysis and findings in more detail.

7. General requirements for an IER

In preparing this IER, we have considered ASIC's Regulatory Guides and commercial practice. ASIC requires the independent expert to decide on the form of analysis and to bear in mind the main purpose of the report, that is to adequately consider the concerns that could reasonably be anticipated by the persons that may be affected by the Proposed Transaction.

The IER includes disclosures of the following:

- particulars of any relationship, pecuniary or otherwise, whether existing presently or at the time in the past between FTI Consulting and any other parties to the Proposed Transaction
- the nature of any fee or pecuniary interest or benefit, whether direct or indirect that FTI Consulting has received or will or may receive for or in connection with the preparation of the IER
- FTI Consulting has been appointed as independent expert to prepare this IER in relation to the Proposed Transaction
- FTI Consulting has been provided financial information and explanations by the Directors of NBG.

Our procedures in preparing our IER included discussions with the Directors and the management of CEG (**CEG Management**) on their perspective of CEG's future performance outlook. We provided a draft copy of our IER to the Directors for factual accuracy before finalising. We have also received written representations from the Directors in relation to the completeness and accuracy of the information set out in our IER. FTI Consulting has relied on information provided by the Directors and NBG Management and CEG Management. We have not carried out any form of an audit or independent verification of the information provided by the Directors.

8. Note regarding forward-looking statements and forecast financial information

Certain statements in this IER may constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance and achievements of NBG and CEG, to be materially different from any future results, performance and achievements expressed or implied by such forward-looking statements. Such factors include, among other things the following:

- general economic conditions
- future movements and changes in interest rates and taxes
- impact of environmental and other related factors
- changes in laws, regulations or government policies or the interpretation of those laws, and the impact on NBG and CEG
- other factors referenced in the IER.

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FTI Consulting's opinion is based on economic, market and other conditions prevailing at the date of this IER. Such conditions can change significantly over relatively short periods of time.

Changes in those conditions may result in any valuation or other opinion becoming quickly out of date and in need of revision. FTI Consulting reserves the right to revise any valuation or other opinion, in light of material information existing at the valuation date that subsequently becomes known to FTI Consulting.

9. Sources of information

Appendix B to the IER summarises the information used, referred to and relied upon for the purpose of the preparation of this IER and in forming our opinion.

Statements and opinions contained in this IER are given in good faith and are based on our considerations and assessment of the information provided by the Directors and management of NBG.

Under the terms of FTI Consulting's engagement, NBG has agreed to indemnify the directors and staff of FTI Consulting and its associated entities, against any claim, liability, loss, expense, costs or damages arising out of reliance on any material, information or documentation provided by the Directors, NBG Management and CEG Management that is false or misleading or omits any material particulars or arising from the failure to supply relevant information.

10. Conflict of interest

ASIC's Regulatory Guide 112 *Independence of Experts* (**RG 112**) states that "previous and existing relationships may threaten, or appear to threaten, the independence of an expert."

We confirm our independence in undertaking this engagement and confirm that we will comply with the independence requirements of APES 225.

11. Other matters

Limitations

This IER has been prepared at the request of the Independent Directors for the sole benefit of the Directors and the Shareholders to assist them with their voting in relation to the Proposed Transaction. This IER is to accompany the NOM to be sent to Shareholders to consider the Proposed Transaction and has not been prepared for any other purpose.

We have consented to the inclusion of the IER with the NOM. Apart from this IER, we are not responsible for the contents of the NOM or any other document associated with the Proposed Transaction. We acknowledge that this IER may be lodged with the regulatory authorities.

Financial services guide

FTI Consulting holds an Australian Financial Services Licence which authorises us to provide reports for the purposes of acting for and on behalf of clients in relation to proposed or actual mergers, acquisitions, takeovers, corporate restructures or share issues. The Financial Services Guide can be found in Part 1 of this document.

Shareholders' circumstances

In forming our view on the Proposed Transaction, we have considered the interests of Shareholders, as a whole. We have not considered the financial situation, objectives or needs of individual shareholders. It is not practical or possible to assess the implications on individual Shareholders of the Proposed Transaction as their financial circumstances are unknown to us.

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The decision in relation to the Proposed Transaction is a matter for each shareholder to decide, based on their own views as to the value of a share of NBG, risk profile and investment strategy.

Shareholders should carefully review the NOM. If Shareholders are in any doubt as to the action that they should take in relation to the Proposed Transaction, they should seek their own professional advice.

Summary

This letter should be read in the context of the attached full report that that sets out the purpose, scope, basis of evaluation, limitations, information relied upon, analysis and our findings.

Yours faithfully

FTI Consulting (Australia) Pty Limited

FTI Consulting (Australia) Pty Limited

Enc.

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Part 1 - Financial Services Guide

About FTI Consulting

FTI Consulting (Australia) Pty Ltd ABN 49 160 397 811 (**FTI Consulting** or **we** or **us** or **our** as appropriate) has been engaged by Naked Brand Group Limited (**NBG** or the **Group**) to provide an independent expert's report (**IER**) for inclusion in the Notice of Meeting to be held on or about 21 December 2021 and provided to you because you are a shareholder of the Group and may be a retail client.

Financial Services Guide

In providing the IER, we are therefore required to issue this Financial Services Guide (**FSG**) to you as a retail client.

This FSG is dated 23 November 2021 and has been prepared in accordance with the Corporations Act 2001 (Cth), and provides information about FTI Consulting generally, the financial services we are authorised to provide, the remuneration FTI Consulting may receive in connection with the preparation of the IER, and how complaints against us will be dealt with.

Financial services FTI Consulting is authorised to provide

FTI Consulting is an Australian Financial Services (**AFS**) authorised representative (number 001269325) of FTI Capital Advisors (Australia) Pty Ltd (**FTICAA**) (ABN 76 600 721 131, AFS licence number 504204, Level 21 Bourke Place, 600 Bourke Street, Melbourne VIC 3000) and is authorised by FTICAA to provide as representative of FTICAA financial product advice in relation to basic deposit products, securities (such as shares and debentures), interests in managed investment schemes and derivatives to wholesale and retail clients.

FTI Consulting provides financial product advice by virtue of our engagement to issue this IER in connection with a financial product. Our IER includes a description of the circumstances of our engagement and the party who has engaged us. The IER is provided as an AFS authorised representative of FTICAA authorised to provide the financial product advice contained in the IER.

You have not engaged us directly and cannot provide us instructions but have been provided with a copy of the IER because of your connection to the matters set out in the IER.

General financial product advice

Our IER provides general financial product advice only, and not personal financial product advice, because it has been prepared without taking into account your personal circumstances, objectives, (financial or otherwise) financial situation or needs. You should consider the appropriateness of this general advice having regard to your own objectives, financial situation and needs when assessing the suitability of the IER to your situation. You should seek personal financial product advice from a suitable Australian financial service licensee to assist you in this assessment.

Remuneration

FTI Consulting will receive a negotiated and agreed fee from the Group who engaged us to provide the IER. Fees are agreed on either a fixed fee or time cost basis. FTI Consulting is entitled to receive a fixed fee of approximately AUD $370,000 plus GST and out-of-pocket expenses for preparing the IER. This fee is not contingent upon the outcome of the subject of the IER.

Except for the fees referred to above, neither FTI Consulting, nor any of its directors, consultants, employees or related entities, or associates of any of them, receive any remuneration or any other benefit, directly or indirectly, for or in connection with the provision of the IER. FTI Consulting does not pay commissions or provide any other benefits to any person in connection with the reports that FTI Consulting is authorised to provide.

All our employees receive a salary and may be eligible for bonuses which are not based on the outcomes of any specific engagement or directly linked to the provision of the IER. Our directors and consultants receive remuneration based on time spent on matters.

Independence and associations

FTI Consulting is not aware of any actual or potential matter or circumstance that would preclude us from preparing the IER on the grounds of independence under regulatory or professional requirements. In particular, FTI Consulting has had regard to the provisions of applicable pronouncements and other guidance statements relating to professional independence issued by Australian professional accounting bodies and the Australian Securities and Investments Commission.

We do not have any formal associations or relationships with any entities that are issuers of financial products. However, you should note that we might from time to time provide professional services to financial product issuers in the ordinary course of business.

We note that we had previously provided unrelated services to NBG on two occasions as noted in Section 13 of this Report.

We confirm our independence and we are of the opinion that our judgment and independence have not been impaired as a result of these services.

Complaints resolution

As an AFS licensee, FTICAA is required to have a system for handling complaints from persons to whom we have provided financial services. Our complaints policy is available from our website at www.fticonsulting.com. You can make a complaint to us, directed to the Compliance Manager, by telephone, email or in writing, addressed to FTI Capital Advisors (Australia) Pty Limited, Level 21 Bourke Place, 600 Bourke Street, Melbourne VIC 3000.

On receipt of a complaint, FTICAA will record the complaint, acknowledge receipt and seek to resolve the complaint as quickly and fairly as possible. Further information regarding our process for dealing with a complaint is outlined in our complaints policy mentioned above.

If you do not receive a satisfactory outcome, you have the option of raising your concern with the Australian Financial Complaints Authority (**AFCA**). AFCA is an independent body established to provide advice and assist in resolving complaints relating to the financial services industry. This service is provided free of charge. FTICAA is a member of AFCA (No. 41617). AFCA can be contacted at the following address:

Australian Financial Complaints Authority
GPO Box 3
Melbourne, VIC 3001
Telephone: 1800 931 678
Email: info@afca.org.au

Insurance

FTI Consulting and FTICAA have professional indemnity insurance in place that satisfies the compensation arrangement requires under Section 912B of the Corporations Act. This insurance will cover claims in relation to the conduct of representatives and employees who no longer provide services to FTI Consulting and FTICAA (but who did at the time of the relevant conduct).

FTI Consulting (Australia) Pty Ltd ACN 160 397 811
AFS Authorised Representative No: 001269325

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Contents

1. Summary of the Proposed Transaction 1

2. Scope and limitations 4

3. Overview of Naked Brand Group 9

4. Overview of CEG 21

5. The Combined Entity 35

6. Relevant economic factors 41

7. Industry analysis 44

8. Methodology 57

9. Valuation of NBG before the Proposed Transaction 62

10. Valuation NBG after the Proposed Transaction 68

11. Assessment of the Proposed Transaction 72

12. Limitations and disclosures 79

APPENDIX A : Glossary of terms 83

APPENDIX B : Sources of information 86

APPENDIX C : Valuation methods 88

APPENDIX D : CEG's model range 91

APPENDIX E : Selected industry player overview 96

APPENDIX F : Valuation of Incentive Shares, Warrants and Options 101

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1. Summary of the Proposed Transaction

1.1 Summary

On 5 November 2021, Naked Brand Group Limited (**NBG** or **the Group**) entered into a definitive stock purchase agreement (**SPA**) with the shareholders of Cenntro Automotive Group Limited (**CAG**), under which it is proposed that NBG will acquire certain wholly owned subsidiaries of CAG which develop and manufacture electric commercial vehicles (**eCV**), (jointly referred to as **CEG**), in exchange for approximately 67.9% of the fully paid ordinary shares in NBG (on a fully diluted basis) (**the Proposed Transaction**). The Proposed Transaction is conditional on the Group and CAG obtaining all necessary regulatory and shareholder approvals. Upon completion of the Proposed Transaction, the combined operations of NBG and CEG (the **Combined Entity**) will change its name to Cenntro Electric Group Limited.

There are no common directors or shareholders between NBG and CAG.

In order to assist shareholders of NBG (the **Shareholders**), that are not associated with CEG, to evaluate the Proposed Transaction, the independent directors of NBG (the **Directors**) have engaged FTI Consulting (Australia) Pty Ltd (**FTI Consulting**) to prepare an independent expert's report (**IER** or **Report**) to assess whether the Proposed Transaction is fair and reasonable to the Shareholders, as a whole.

All references to $ or USD in this report are US dollars.

1.2 Key terms

As per the NOM and the SPA, it is contemplated that the Proposed Transaction will be executed through the acquisition of all of the issued shares of the CEG entities. Refer to paragraph 1.1.1 of the NOM for further details.

The aggregate purchase price for the CEG shares will be a number of shares equal to seven-thirds (7/3) the number of fully diluted outstanding NBG ordinary shares immediately prior to closing less the number of shares underlying the CAG employee stock options.

- the approval of the Proposed Transaction for the purposes of item 7 of Section 611 of the Corporations Act (see Resolution 1)
- the change of the name of the Combined Entity to Cenntro Electric Group Limited from closing (see Resolution 2)
- the amendment of NBG's Constitution (see Resolution 3)
- the election of Directors (see Resolution 4)
- the consolidation of the Shares in NBG through the conversion of every 10 or 20 Shares in NBG held by a Shareholder into one (1) Share. The exact consolidation ratio for the Share Consolidation will be set by the Directors at least 7 days prior to the Meeting and notified in a Form 6-K to be filed by the NBG with the SEC (see Resolution 5)
- the benefits of the Non-Executive Directors (see Resolution 6.1)
- the acceleration of the Phantom Warrants[7] and grant of CEO Incentive Shares (see Resolution 6.2).

Closing of the Proposed Transaction is conditional on the passing of Resolutions 1 to 5. However, Resolution 5 is not conditional on the passing of any other Resolution.

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Concurrent with the execution of the SPA, NBG entered into a loan agreement (**Loan Agreement**) with CEG, under which NBG loans $30 million to CEG with the aggregate principal amount of the loan and any accrued and unpaid interest maturing on the date that is 90 calendar days after termination of the SPA (**Maturity Date**), or 90 days after written demand for payment. Interest accruing on the outstanding balance of the NBG loan at 10.0% per annum, payable on the Maturity Date. The NBG Loan is secured by substantially all of the assets of CEG.

In order to secure the obligations of CEG under the Loan Agreement, CEG has granted to NBG a first priority security interest in and to substantially all of the tangible and intangible property of CEG, and any other property or rights in property owned by CEG or in which CEG has any right or interest.

As a result of the Proposed Transaction, Shareholders will own 24.5% of the issued shares in NBG (on a fully diluted basis) after the Proposed Transaction, and shareholders of CEG will own 67.9% of the issued shares in NBG. The remainder comprises additional capital raise issued shares of 4.5% and warrants and Directors' entitlements to shares and options, including the issuance of the accelerated incentive shares to the chief executive officer (**CEO**) of NBG, of 3.1%.

The purchase price for 100.0% of the capital stock of CEG assumes normalised working capital and no incurrence of additional indebtedness (other than the loan from NBG) and assumes that at closing NBG's only asset will be $282 million in cash and liabilities cannot exceed $10 million.

Refer to the NOM for further details on the Proposed Transaction.

1.3 Impact on Shareholders

The following table summarises the impact on the existing NBG Shareholders before and after the Proposed Transaction.

Table 1: Summary impact on Shareholders

	Before the Proposed Transaction		After the Proposed Transaction		
	Shares held	% of total shares issued	Shares held	% of total shares issued	% of fully diluted
Ordinary shares on issue	909,704,498	84.3%	909,704,498		24.5%
Warrants	503,423	0.0%	503,423		0.0%
Directors' entitlements	282,006	0.0%	282,006		0.0%
Directors' options entitlements	183,186	0.0%	183,186		0.0%
Additional capital raise	168,203,326	15.6%	168,203,326		4.5%
Total current NBG Shareholders	**1,078,876,439**	**100.0%**	**1,078,876,439**	**30.0%**	**29.1%**
Proposed Transaction - issue of new shares to CEG shareholders (including options)			2,517,378,357	70.0%	67.9%
Total number of fully diluted shares at closing			**3,596,254,796**	**100.0%**	**97.0%**
Accelerated CEO equity incentive			112,729,597		3.0%
Total			**3,708,984,393**		**100.0%**

Source: NOM, NBG Management

Note: Additional capital raise, private placement and accelerated CEO Incentive Shares may change depending on the VWAP price preceding the closing date and the shares in the table assume conversion based on a set share price of $0.6017 (the closing price on 29 October 2021).

As reflected in the above table, current Shareholders' interests in NBG will change from 100.0% to 24.5% if the Proposed Transaction proceeds.

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1.4 Conditions precedent

The Proposed Transaction is subject to the following conditions:

- relevant filings and lodgements with ASIC
- Shareholder approval of the Proposed Transaction (resolutions 1 to 5)
- the divestment of the business operations through FOH Online Corp
- Foreign Investment Review Board approval
- the five-days average trading price of NBG's ordinary shares for the five consecutive trading days ending on (and including) the date of closing will not be less than $5.00 per share after giving effect to the consolidation of share capital of NBG under Resolution 5
- NBG and CEG signing the SPA
- NBG's chief executive officer and chief financial officer shall have resigned from all of their positions and offices with NBG
- NBG shall have cash of at least $282 million immediately prior to the closing.
- NBG shall not have any liabilities in excess of $10 million in aggregate
- NBG and CEG to establish an employee stock incentive plan
- preparation of an IER by an independent expert
- no material adverse change occurring in relation to NBG or CEG
- no prescribed event having occurred in relation to NBG before completion of the Proposed Transaction.

For further details on the Proposed Transaction, refer to the NOM prepared by the Directors.

1.5 Rationale for the Proposed Transaction

The Directors' rationale in pursuing the Proposed Transaction is based on the following factors.

- the Proposed Transaction represents an attractive investment opportunity for the Group to change its business focus to that of an electric commercial vehicle design and manufacturing business
- the Group will obtain ownership of an eCV Business through the acquisition of the CEG
- the appointment to the Board of the Wang Parties Nominee Directors provides the Combined Entity with extensive experience within the eCV industry
- the consideration for the Proposed Transaction is shares, thereby allowing the Combined Entity to use its cash position to grow the eCV Business and realise Shareholder value.

In giving their recommendation for the Proposed Transaction, the Directors have assessed the Proposed Transaction having regard to the Group's alternatives if the Proposed Transaction does not proceed and obtained advice from the Group's advisers.

The Directors believe that the Proposed Transaction is the best available option for NBG, at the current time.

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2. Scope and limitations

2.1 Purpose and scope of the report

The Independent Directors of NBG have appointed FTI Consulting to prepare this IER for inclusion in its NOM to assess whether the Proposed Transaction is fair and reasonable to the NBG Shareholders.

This Report has been prepared at the request of the Directors, and for the benefit of the Shareholders, to assist the Directors in fulfilling their obligations to provide Shareholders with full and proper disclosure to enable them to assess the merits of the Proposed Transaction. It is to be used by the Shareholders to assist them in their decision whether to agree to the resolutions set out in the NOM.

The scope of procedures we have undertaken has been limited to those procedures we believe are required in order to form our opinion. Our procedures did not include verification work nor constitute an audit or assurance engagement in accordance with Australian Auditing and Assurance Standards.

We have adopted the tests of whether the Proposed Transaction is either fair and reasonable, not fair but reasonable, or neither fair nor reasonable, as set out in ASIC Regulatory Guide 111 *Content of expert reports* (**RG 111**).

We have undertaken this engagement in accordance with Accounting Professional & Ethical Standards Board Limited professional standard APES 225 *Valuations Services* (**APES 225**). As required under APES 225, we confirm that we are independent of the Directors of NBG and CEG.

2.2 Valuation date

The Valuation Date we have used in this report is 31 October 2021. The latest financial information available is as at 30 September 2021.

2.3 Regulatory guidance

Although there is no regulatory requirement for an IER to be commissioned for the Proposed Transaction, the Directors have engaged FTI Consulting to prepare this IER providing our opinion regarding whether, the Proposed Transaction is fair and reasonable to the Shareholders of NBG.

The Act

Section 606 of the Act prohibits the acquisition of a relevant interest in issued voting securities of an entity if the acquisition results in a person's voting power in a company increasing from below 20% to more than 20%, or from a starting point between 20% and 90%, unless a permissible exception applies. An exception to this prohibition is set out in Section 611(7) of the Act, whereby such an acquisition is allowed where the acquisition is approved by a resolution of securityholders of the entity at a general meeting and no votes are cast in respect of securities held by the acquirer, the vendor (where applicable) or any of their respective associates.

RG 74 *Acquisitions approved by members* (**RG 74**), sets out the view of ASIC on the operation of Section 611(7).

Section 611(7) allows shareholders to waive the prohibition in Section 606 and requires that shareholders approving a resolution pursuant to this section be provided with all material information in relation to the Proposed Transaction. The Directors have elected to commission an IER to discharge these disclosure obligations.

ASIC Regulatory Guides

RG 111 provides guidance in relation to a range of transactions as well as guidance regarding what matters an independent expert should consider in assisting security holders to make informed decisions about transactions.

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ASIC Regulatory Guide 112 *Independence of experts* (**RG 112**) sets out examples where an expert's independence may be compromised: "an expert taking instruction from, or holding discussions with, a commissioning party, its advisers or any interested party on the choice of methodologies for the report or evaluation of the transaction…".

We confirm that we are independent according to RG 112.

Neither the ASX Listing Rules nor the Act define the meaning of 'fair and reasonable'. In determining whether the Proposed Transaction is fair and reasonable, we have had regard to the views expressed by ASIC in RG 111.

RG 111 suggests that where the transaction is a control transaction the expert should focus on the substance of the control transaction rather than the legal mechanism to affect it.

In our opinion, the Proposed Transaction is a control transaction as defined by RG 111 and we have therefore assessed the Proposed Transaction as a control transaction to consider whether, in our opinion, it is fair and reasonable to NBG Shareholders.

2.4 Basis of evaluation

Introduction

RG 111 provides guidance in respect of independent expert reports under the Act. Under RG 111 the Proposed Transaction is deemed a "change of control" transaction because the CEG shareholders will acquire a greater than 20% voting interest in NBG. As a consequence, RG 111 states that the Proposed Transaction must be analysed as if it were a takeover bid under Chapter 6 of the Act. RG 111 establishes the two criteria for an expert analysing a control transaction. The criteria are:

- Is the offer 'fair'?
- Is it 'reasonable'?

The terms fair and reasonable are regarded as separate and are not regarded as a compound phrase.

Fairness

In accordance with RG 111, when assessing takeovers, an offer is "fair" if the value of the offer price or consideration is equal to, or greater than the value of the securities that are the subject of the offer. This comparison should be made assuming 100% ownership of the company and is irrespective of whether the offer is cash or scrip.

The comparison must be made assuming:

- A knowledgeable and willing, but not anxious, buyer and a knowledgeable and willing, but not anxious, seller acting at arm's length.
- 100% ownership of the target company, irrespective of the percentage holding of the bidder or its associates in the target company.

The approach set out in RG 111 recommends that the independent expert should assume that Shareholders are:

- 'selling' their shares in NBG
- 'receiving' new shares after the Proposed Transaction.

In 'selling' their shares, Shareholders are ceding control. Therefore, RG 111 recommends the valuation of the shares before the Proposed Transaction to be undertaken on a control basis. In the Shareholders receiving new shares after the Proposed Transaction, according to our interpretation of the ASIC guidance, we are to assume that the Shareholders will no longer have control, and therefore have a minority interest in NBG. Consequently, the valuation of the shares after the Proposed Transaction is to be undertaken on a minority interest basis.

Our interpretation of RG 111 suggests the Proposed Transactions should be assessed as a takeover. However:

- no part of the Proposed Transaction will result in Shareholders being offered consideration

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- the business operations of NBG will change in a material respect given the change in industry focus
- after the Proposed Transaction, Shareholders will still hold their shares in NBG, being the combined group of NBG's and CEG's businesses (the **Combined Entity**), although the value and the likely trading price may change, as they will be impacted by the Proposed Transaction.

Whilst we are of the view that this approach is line with the guidance of ASIC, it may not necessarily be the only approach Shareholders should consider when assessing the Proposed Transaction.

In accordance with our interpretation of RG 111.11, we have assessed the value of an issued share of NBG before the Proposed Transaction, on a control basis, and compared it to the value of an issued share of NBG after the Proposed Transaction, on a minority interest basis.

Reasonableness

As per RG 111.12, if the Proposed Transaction is fair, it will be reasonable.

An offer could also be considered 'reasonable' if, despite it being "not fair", in the opinion of the expert, there are sufficient reasons to accept the offer (in the absence of any higher bid before the close of the offer).

ASIC suggests that an expert should consider the following factors, if relevant to the Proposed Transaction:

- the bidder's pre-existing voting power in securities in the target
- other significant security holding blocks in the target
- taxation losses, cash flow or other benefits through achieving 100% ownership of the target
- any special value of the target to the bidder
- the value to an alternative bidder and likelihood of an alternative offer being made.

Shareholders may consider alternative approaches to assessing the merits of the Proposed Transaction.

2.5 Definition of value

The assessment of whether the Proposed Transaction is fair and reasonable to Shareholders, as a whole, involves determining the fair market value of the issued shares of NBG before the Proposed Transaction.

The definition of fair market value that we have used is commonly used for IERs and is set out below:

"*the price at which an asset could be exchanged between a knowledgeable and willing but not anxious seller and a knowledgeable and willing but not anxious buyer, both acting at arm's length*".

By its very nature, the formation of a valuation assessment necessarily contains significant uncertainties and the conclusions arrived at in many cases will be subjective and dependent on the exercise of judgement. Therefore, there is no disputable value and we normally express our valuation opinion as falling within a likely range.

Special value

According to RG 111.11, we have not included special value (e.g. synergies that are not available to other bidders) in forming our opinion.

Special value is the amount that a potential acquirer may be prepared to pay for an asset in excess of the fair market value. This premium represents the value to the potential acquirer of various factors that may include potential economies of scale, reduction in competition, other synergies and cost savings arising from the acquisition under consideration not available to likely purchasers generally.

Special value is not normally considered in the assessment of fair market value as it relates to the individual circumstances of special purchasers.

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2.6 Shareholders' decisions

This IER has been prepared specifically for the Directors and the NBG Shareholders. FTI Consulting, including any members or employees thereof, are not responsible to any person, other than the Shareholders and NBG, in respect of this Report, including for any errors or omission however caused.

This report constitutes general financial product advice only and in undertaking our assessment, we have considered the likely impact of the Proposed Transaction to Shareholders, as a whole. We have not considered the potential impact of the Proposed Transaction on individual Shareholders. Individual Shareholders have different financial circumstances, and it is neither practicable nor possible to consider the implications of the Proposed Transaction on all of the individual Shareholders.

The decision of whether or not to accept or reject the Proposed Transaction is a matter for each Shareholder, based on their own views as to the value of NBG and CEG and their expectations about future market conditions, the Combined Entity's performance, and the Shareholder's individual risk profile and investment strategy.

If Shareholders are in doubt as to the action they should take in relation to the Proposed Transaction, they should seek their own professional advice.

FTI Consulting has prepared an FSG in accordance with the Act. The FSG is included as Part 1 of the Report.

2.7 Consent and other matters

This IER is to accompany the NOM and is prepared for the exclusive purpose of assisting Shareholders in their consideration of the Proposed Transaction. This report should not be used for any other purpose.

FTI Consulting's opinion is based on economic, market and other external conditions prevailing at the date of this Report. These conditions can change significantly over a relatively short period of time.

This report has been prepared based on financial and other information provided by NBG in relation to the Proposed Transaction. FTI Consulting has considered and relied upon this information.

FTI Consulting consents to the issue of this report in its form and context and consents to its inclusion in the NOM.

Refer to Section 12 for limitations and disclosures regarding the basis of preparation and use of this Report.

2.8 Sources of information

In preparing this report, we have relied on information as summarised in Appendix B, some of which was provided by the Directors and some was obtained from public sources.

All documents relied on in support of our opinion are either referred to in the body of this report, identified by way of footnote, or are referred to in the appendices to this report.

We have had discussions with the Directors and management of NBG (**NBG Management**) in relation to the Proposed Transaction, operations, financial position and outlook for NBG and CEG.

In forming our opinion, we have made the following assumptions and summarised these throughout our IER:

- We have performed our analysis in this Report on the basis that the conditions precedent to Proposed Transaction are satisfied.
- Title to all relevant assets, compliance with laws and regulations and contracts in place are in good standing, and will remain so, and that there are no material legal proceedings, other than as publicly disclosed.
- Information about the Proposed Transaction sent to Shareholders or any regulatory or statutory body is complete, accurate and fairly presented in all material respects.
- Information provided by NBG and Publicly available information relied on by us is accurate, complete and not misleading.

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- There are no undue changes to the terms and conditions of the Proposed Transaction or issues unknown to us.

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3. Overview of Naked Brand Group

3.1 Background

Naked Brand Group Limited

NBG is a specialist intimate apparel and swimwear business focussed exclusively on online retail following its recent divesture of the Bendon operations which included "brick and mortar" retail operations. As a result of the recent changes in its strategy, NBG has focused on the design, manufacture and marketing of the Frederick's of Hollywood brand under a licence agreement, which is carried out through a subsidiary of NBG, FOH Online Corp. (**FOH**). Since early 2021, NBG has been looking for acquisition opportunities which would facilitate its future growth.

NBG was established in June 2018, through a merger of the NASDAQ listed Naked Brand Group, Inc. and a New Zealand company, Bendon Limited that was established in 1947. [8]

In January 2021, NBG announced its strategy to exit the Bendon business, which was officially divested in April 2021, paving the way for NBG to exclusively focus on the e-commerce marketplace and other acquisitions, capitalising on investment funds accumulated in recent capital raisings.

A timeline of NBG's history is set out in the chart below:

Chart 1: NBG timeline

- 2010 – NBG is founded in Vancouver as a men's underwear manufacture facility
- 2014 – NBG relocates its headquarters to New York City
- 2015 – Launched women's intimate apparel – first women's sleep and loungewear collection
- 2016 – Launched first collection of Wade X Naked in collaboration with NBA Champion Dwayne Wade
- 2017 – NBG's holding company was incorporated to serve as the holding company for the merger with Bendon
- 2018 – Bendon and Naked merge to form Naked Group Inc. FOH e-commerce Licence agreement signed with ABG.
- 2021 – NBG divests its interest in Bendon operations
- 2021 – NBG has been actively looking for acquisitions in order to profitably invest its cash reserves

Source: S&P Capital IQ, NBG website and NBG Management

Frederick's of Hollywood

Frederick's of Hollywood was founded in 1946 and was, for many years, a leading seller of intimate apparel. The company introduced the push-up bra, padded bra, and black lingerie in the US market. It filed for bankruptcy in 2015 following a period of poor financial performance due to increasing competition. Authentic Brand Group subsequently bought the Frederick's of Hollywood brand. ABG-Frederick's of Hollywood, LLC. (**ABG**) licensed the use of the Frederick's of Hollywood brand to FOH. Currently FOH is the exclusive licensee of the Fredrick's of Hollywood brand in the e-commerce channels in certain territories as noted below.

[8] https://www.nakedbrands.com/ourbrand/

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3.2 Group structure

As at the date of this report, the corporate structure of NBG, before the Proposed Transaction, is as set out in the chart below:

Chart 2: NBG group structure

Naked Brand Group Limited
Australia
100%
100%
FOH Online Corp.
Delaware USA
Naked Brand Group Inc.
Nevada USA
100%
Naked Inc.
Nevada USA

Source: NBG Management

Naked Brand Group Limited

Naked Brand Group Limited is the holding company of NBG and it is headquartered in Sydney, Australia. It maintains the administrative, corporate and strategic activities of the Group.

Naked Brand Group Inc. was set up to design, manufacture and sell men's and women's underwear, intimate apparel, loungewear, and sleepwear products in the US and Canada. It offered various innerwear products for men, including boxer briefs, trunks, briefs, undershirts, T-shirts, lounge pants and shorts, and robes; and loungewear and sleepwear products for women, such as boy-shorts, hipsters, lounge pants, camisoles, tank tops, pyjamas, chemises, and sleepshirts primarily under the Naked brand name, as well as French terry robes, Alpaca throws, and Double Gauze woven cotton sleepwear. The company sold its products to consumers and retailers through wholesale channels; and direct-to-consumer channel, which consists of an Internet retail store, wearnaked.com, as well as through various online retailers and department stores. In recent years it has been dormant.

Naked Inc. was originally set up to design and manufacture apparel for men and women. The company offered boxer briefs, trunks, briefs, tops, and loungewear for men; and intimates, sleepwear, loungewear, robes, tops, and bottoms for women. It provided products through department stores in North America and online. Naked Inc. was formerly known as Naked Boxer Brief Clothing Inc. and changed its name to Naked Inc. in February 2013. The company was founded in 2009. Naked Inc. is a 100% owned subsidiary of Naked Brand Group, Inc. At the present moment it is dormant.

FOH Online Corp. (or FOH) retails intimates and swimwear. The company was incorporated in 2015 with most of its operations in Auckland and California. FOH is a 100.0% owned subsidiary of NBG.

Essentially, the only operations of NBG before the Proposed Transaction include FOH's e-commerce sales under the licence agreement.

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3.3 Overview of operations

FOH carries out e-commerce activities in the structure of NBG. As a condition precedent to the Proposed Transaction, the business operated through FOH will be disposed of, including the licence agreement with ABG and the inventory.

Below is a brief description of the operations of FOH, including the services agreement with Bendon.

FOH Licence agreement

FOH holds a licence agreement with ABG that provides FOH the rights to distribute online via e-commerce channels Frederick's of Hollywood branded intimate products, sleepwear, loungewear, swimwear and swimwear accessories, and costume products in the territories of the US, Australia and New Zealand. FOH sells its products online through www.fredericks.com and does not own any physical retail stores, however it holds the rights to distribute through third party owned Bendon stores.

In April 2020, an Amended and Restated Licence Agreement was executed between ABG and FOH with an effective date of 1 January 2021 for a period of five years (the **Licence Agreement**). FOH has nine options to renew the Licence Agreement for additional consecutive five year periods each renewal.

The Licence Agreement with ABG permits FOH to sell Frederick's of Hollywood brand licensed products, as well as third party products, through the Fredericks of Hollywood e-commerce website located at www.fredericks.com and the respective country code top-level domains in the US, Australia and New Zealand. There are specified royalties pursuant to the Licence Agreement for Frederick's of Hollywood branded products and for third party products. Additionally, there is a guaranteed minimum royalty payment per year for each of the five years in the initial term of the Licence Agreement, that then increases by 2.0% for each consecutive renewed period of five years. Under this Licence Agreement as amended, FOH is required to achieve a certain minimum level of net sales, which if not reached may trigger termination of the Licence Agreement by the Licensor, as well as to spend a minimum percentage of net sales on marketing and advertising of the licensed products.

FOH/Bendon Service Agreement

As part of the divestment of Bendon, to ensure that NBG could continue to operate FOH using the existing e-commerce model and maintain an operating and management structure to avoid the need to develop new infrastructure, a five-year management services agreement was signed between FOH and Bendon. Bendon, under the FOH Services Agreement provides services to FOH.

The key terms of the FOH Services Agreement are as follows:

- Bendon provides management services to FOH including revenue and financial reporting, product design, inventory management, freight and logistics management, website management, customer service, marketing and IT support
- FOH may terminate the agreement with three months' written notice
- Bendon may not terminate the agreement other than as a result of a contract breach
- There are no exclusivity restrictions on either party.

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3.4 Current management and directors

The table below summarises the current management and the directors of NBG.

Table 2: Summary key current management and directors

Name	Position	Description
Justin Ashley Davis-Rice	Executive Chairman & CEO	Justin has been Executive Chairman of Naked from April 2019 and CEO since January 2021. Prior to joining NBG, Justin co-founded Pleasure State Pty Ltd, an intimate apparel company which he merged with Bendon Limited in May 2010.
Kelvin Fitzalan	Non-executive Director	Kelvin has been an Independent Non-Executive Director at NBG since July 2019. He is a tax professional with a working experience of closely held active businesses and their owners across a wide range of industries. He has been a senior partner at Rothsay Chartered Accountants since January 2019.
Andrew Shape	Non-executive Director	Andrew has been an Independent Non-Executive Director at NBG since June 2018. Andrew has many years of merchandising, marketing, branding, licensing, and management experience. He is the co-founder of Stran & Company, Inc. a promotional merchandise and marketing agency that provides leading consumer brands with promotional merchandise and marketing support.
Simon Tripp	Non-executive Director	Simon has been an Independent Non-Executive Director at NBG since January 2021. Simon has an extensive background in investment banking and capital markets. He was previously a director of OrdMinnett where he was involved in many significant transactions involving initial public offerings (**IPO**), capital raisings, M&A and divestments across many sectors.
Mark Ziirsen	Chief Financial Officer (**CFO**)	Mark has been CFO at NBG since April 2021, he has strong credentials in finance strategy and business performance management as well as complemented by extensive corporate finance, governance, risk management, strategy, M&A and investor relations skills.

Source: S&P Capital IQ

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3.5 Capital structure and shareholders

At 31 October 2021, NBG had 909.705 million ordinary shares on issue. Shareholders are mostly individuals, with very few institutional and corporate investors. There are also 503,423 options outstanding.

Table 3: NBG's shares on issue

Naked Brand Group Limited		Note
Ordinary shares on issue	909,704,498	1
Warrants	503,423	2
Fully diluted shares on issue	**910,207,921**	
Unissued Directors shares	282,006	2
Unissued Directors options	183,186	2
Total unissued Directors' equity entitlements fully diluted	**465,192**	
Estimated additional financing ATM	34,988,585	3
Estimated additional funding other	133,214,741	4
Estimated fully diluted shares pre-closing	**1,078,876,439**	

Source: NBG Management

Notes: 1- Per Continental Stock; 2 – Per NBG registers; 3 – ATM Financing of $20 million. An at-the-market (ATM) offering is a type of follow-on offering of stock utilised by publicly traded companies in the US in order to raise capital over time. The ATM facility envisaged in the context of the Proposed Transaction as outlined in the NOM is up to $300 million. 4 – Esousa private placement of $30 million.

Incentive Shares

On 22 September 2021, there was an agreement to issue JADR Consulting Group Pty Limited (**JADR Consulting**), an entity associated with Justin Davis-Rice, with ordinary fully unrestricted shares as an incentive for growing the Group. On the next three anniversaries from the date of the agreement, the entity associate with Justin will receive NBG shares totalling 1.5% of the increase in market capitalisation, if any, based on the 5-day VWAP prior to that date. If there is a change of control transaction, the share issue dates are accelerated to match the change in control date. The Proposed Transaction will trigger this condition, resulting in the issuance of shares totalling 4.5% of the increase in the market capitalisation estimated at $545 million, (based on the 5-day VWAP to 22 September 2021 and the number of shares on issue of 909 million) and the resulting market capitalisation, calculated based on the 5-day VWAP to the closing date of the Proposed Transaction and the number of shares on issue, including any new securities issued as a result of the change in control of the issuance of these new shares and consenting to the resulting pro-rata dilution. As an illustration, the entity associated with Justin, JADR Consulting, will be entitled to approximately 112.7 million shares, due to the increase in market capitalisation stemming from the issuance of new shares, based on NBG's share price as at 29 October 2021 of $0.6017, or a number of shares between 104.6 million and 124.0 million, assuming an NBG's share price between $0.502 (six months' low to 16 November 2021) and $0.833 (six months' high to 16 November 2021)[9]. The actual number of shares may be more or less than the above estimates, depending on the future market price of the NBG shares at the time of issuance of the Incentive Shares, the number of new shares issued as a result of completion of the Proposed Transaction, the ATM capital raising and the Esousa capital raise.

Esousa capital raise

On 5 November 2021, NBG entered into a preliminary agreement with Esousa Holdings LLC. (**Esousa**) for the issue of NBG units to Esousa for total consideration of $30 million. As of the date of this report, the completion date has not been confirmed. According to the terms of the agreement, each NBG unit issued to Esousa consists of one NBG ordinary share, 0.65 of 1-year warrant and one 5-year warrant. The units will be issued at a 10.0% discount to NBG's closing price on the closing date. The summary of shares and warrants to be issued to Esousa is presented below. As at the date of this Report, 1-year and 5-year warrants have not been exercised and may result in further dilution as summarised below.

[9] Referring to the range presented in the NOM.

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Table 4: Securities issued to Esousa

Issue of NBG units to Esousa	Number of shares	% of shares on issue before the Proposed Transaction
Current holding	42,243,810	3.92%
November 2021 issue		
upfront shares	49,900,200	4.63%
1-year warrants	32,820,880	3.04%
5-year warrants	50,493,661	4.68%
Total November 2021 issue	**133,214,741**	**12.35%**
Total	**175,458,551**	**16.26%**

Source: NBG Management

Reverse share split

Resolution 5 in the NOM, which is not interdependent with the other resolutions relating to the Proposed Transaction, propose a share consolidation in the ratio, which is yet to be determined. This is per the requirement of the NASDAQ[10] for the share price to exceed $1.00 post 25 April 2022.

3.6 Share trading history

NBG's ordinary shares are listed on the NASDAQ. NBG's share price performance and trading volumes from 26 October 2020 to 11 November 2021 is summarised below in Figure 1.

Figure 1: NBG daily share price and trading volume history

Announcement of definitive stock for stock acquisition agreement with Cenntro
Volume Traded (Millions)
Price (USD)
2,500
2,000
1,500
1,000
500
-
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
-
1
2
3
4
5
6
7
8
9
10
11
12
26-Oct-20
26-Nov-20
26-Dec-20
26-Jan-21
26-Feb-21
26-Mar-21
26-Apr-21
26-May-21
26-Jun-21
26-Jul-21
26-Aug-21
26-Sep-21
26-Oct-21
Volume Traded
Price

Source: S&P Capital IQ, as at 11 November 2021

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Key announcements and events over the period are summarised in the table below:

Table 5: Summary of NBG key announcements and events

Event No.	Event date	Description
1	21 January 2021	NBG announced a transformative business restructuring plan in which NBG would divest of its Bendon business and focus exclusively on its e-commerce platform.[11]
2	27 January 2021	NBG filed a Follow-on Equity Offer in the amount of $50 million.
3	28 January 2021	Robinhood application restricted trading transactions for NBG and certain other securities to position closing only.[12]
4	29 January 2021	Announced pricing for $50 million registered direct offering (placement) priced at-the-market.
5	30 April 2021	Bendon divestment finalised.
6	26 May 2021	Media reports of a short squeeze co-ordinated on various social media platforms.[13]
7	20 August 2021	Announcement at NBG AGM that NBG is seeking to partner with a substantial company, one that is an industry leader, with compelling growth prospects.
8	26 August 2021	Increase in share trading and share price following the AGM.
9	24 September 2021	Public update by the Chairman: *"we believe we have found a disruptive opportunity in the clean technology sector. Due diligence on both sides is progressing and we believe the business combination will reward our patient shareholders."*
10	28 September 2021	Increase in share trading and share price following the public update on 24 September 2021.
11	27 October 2021	NASDAQ has granted NBG an extension for an additional 180 calendar day period to regain compliance with the Rule, therefore avoiding immediate delisting.
12	8 November 2021	NBG announced the Proposed Transaction.

Source: Public announcements, S&P Capital IQ

Key factors impacting NBG share trading

Recent trends

In the past year, trading of NBG's shares has been impacted by the "Robinhood phenomenon". Robinhood is a platform for retail traders which allows trading of fractions of shares, which has resulted in increased trading activity in uncovered stocks. NBG has been mentioned in the press as one of the 11 best stocks to buy on Robinhood.[14] Numerous other articles suggest that many less sophisticated retail share traders have been showing interest in NBG's shares, hence pushing the share price up.

Market anticipating a successful acquisition

On 20 August 2021 at NBG's Annual General Meeting, NBG announce that a suitable acquisition opportunity was found and that NBG has reached a preliminary agreement on non-binding terms and is conducting due diligence.[15] After 20 August 2021, NBG's share price increased by 50.0% to $0.75 as at 26 August 2021.

---

[11] https://content.equisolve.net/_3e30a9c86d49015094ca49a023f6947a/nakedbrands/news/2021-01-21_Naked_Brand_Group_Announces_Transformative_133.pdf
[12] https://blog.robinhood.com/news/2021/1/28/keeping-customers-informed-through-market-volatility
[13] https://pulse2.com/social-media-favorite-stocks-gain-amc-gme-sndl-nakd-ctrm-bb-koss/
[14] ttps://finance.yahoo.com/news/11-best-robinhood-stocks-buy-205527901.html?guccounter=1&guce_referrer=aHR0cHM6Ly93d3cuYmluZy5jb20v&guce_referrer_sig=AQAAANvjtL-Ln2TEYkJPOrTwB2aBg6d0EiNzngLZzq_9FsO33Ql6b6bVMwUjmyXg8Ne08QViPswMI8xi4gwp62vfOch4yTZBZeiW5Ng-3PijTj9oDQJoHhhpvU9DDSETufMSN1MQFQk59hXNqVUsblGb7MdIrBGSh1ELOy6ZzPCVSjg_
[15] NBG AGM 20 August 2021, Chairman Address

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On 24 September 2021, NBG provided an update to the announcement, stating that NBG has "found a disruptive opportunity in the clean technology sector."[16] As at 27 September 2021, NBG's share price increased 35.0% to $0.80 from $0.59 as at 23 September 2021.

It appears that the share price has been impacted by the market anticipating a transaction.

3.7 Consolidated statement of financial performance

NBG's consolidated statements of financial performance for the financial year ended 31 January 2021 (**FY21**), as well as the interim results for the six months to 31 July 2020 and 31 July 2021, adjusted to exclude Bendon, are presented in the table below:

Table 6: NBG consolidated statement of financial performance

NBG Consolidated Statement of Financial Performance **USD 000's**	**12 months to 31 Jan 2021 Adjusted Unaudited**	**6 months to 31 Jul 2020 Reviewed**	**6 months to 31 Jul 2021 Reviewed**
Continuing operations			
Revenue	15,990	8,235	6,571
Cost of sale of goods	(11,812)	(5,788)	(4,420)
Gross profit	**4,178**	**2,447**	**2,151**
Other income		-	84
Total other income	**-**	**-**	**84**
Expenses			
Brand management expenses	5,422	2,857	2,123
Administrative expenses	294	331	722
Corporate expenses	2,374	928	2,948
Finance expenses	4,164	2,155	44
Brand transition, restructure and transaction expenses	13,433	3,078	13,317
Impairment expense	-	-	4,971
Other foreign currency (gain)/loss	2,540	2,003	483
Fair value loss on convertible notes derivative and warrants	17,389	-	10,794
Loss before income tax	**(36,358)**	**(4,899)**	**(33,167)**
Income tax expense	-	-	33
Loss for the period from continuing operations	**(36,358)**	**(4,899)**	**(33,200)**
Profit / (loss) from discontinued operations			
Loss from discontinued operations (net of taxes)	8,402	6,659	4,771
Loss on disposal of subsidiary		-	10,796
Total loss for the period	**(44,760)**	**(11,558)**	**(48,767)**
Other comprehensive income			
Items that may be reclassified to profit or loss			
Exchange rate differences on translation of foreign operations – continuing operations	(140)	1,049	-
Exchange rate differences on translation of foreign operations – discontinued operations	(2,797)	(2,190)	3,481
Other comprehensive loss for the period, net of tax	**(2,937)**	**(1,141)**	**3,481**
Total comprehensive loss for the period	**(47,697)**	**(12,699)**	**(45,286)**

Source: NBG half-year Form 6-K for period ended 31 July 2021, NBG unaudited interim financial statements (on a consolidated basis and adjusted to exclude Bendon, for comparative purposes)

[16] https://finance.yahoo.com/news/naked-brand-group-provides-chairmans-123100545.html

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Our comments in relation to the financial performance of NBG are as follows:[17]

- In the periods shown in the table above, continuing operations comprise the business of FOH and the significant costs incurred that are associated with the restructure of the Group, capital raising activities and the transaction search.
- During the six months ended 31 July 2021 and the prior six months ended 31 July 2020, NBG incurred a net comprehensive loss of $45.3 million and $12.7 million, respectively. The increase in losses resulted from brand transition, restructure and transaction expenses, impairment expenses, other foreign currency losses, elevated corporate costs and loss from the disposal of Bendon.
- Revenue of $6.6 million for the six-month period ended 31 July 2021, represents a decrease of $1.7 million or 20.2% when compared to $8.2 million in the prior six-month period. This was because of lower website traffic, lower volumes and lower conversion rates into orders.
- Gross profit in the six months ended 31 July 2021 decreased by 12.1% to $2.2 million, while margins increased due to improved purchasing activity and higher average order values.
- Administrative expenses increased from $0.3 million to $0.7 million, primarily due to the search and execution of a potential transaction. In addition, corporate expenses increased by $2.0 million comprising increased legal and advisory costs.
- Finance expenses decreased from $2.1 million to $0.04 million, due to the repayment of the BNZ loan and settlement of the convertible notes.
- Impairment expenses were approximately $5.0 million on the fair value of the FOH Licence Agreement being lower than its carrying value, due to lower expected future revenue and margins.
- Other foreign currency losses were $0.5 million in the six months to 31 July 2021 as a result of unfavourable foreign exchange rates.
- Fair value losses of $10.8 million were recognised and comprise $10.6 million relating to the fair value of warrants issued as part of the February 2021 capital raising that were fully exercised during the period and $0.2 million relating to the April 2020 Prior Notes that were exercised in full in February 2021.

In addition to the above consolidated statements of financial performance, we present a summary of FOH's financial performance for the past two financial years and the six months to 31 July 2021. These are based on management accounts and have not been audited or reviewed, nor are they consistent in presentation to the consolidated NBG financial performance, shown above.

[17] NBG half year Form 6-K, management accounts and adjustments

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Table 7: FOH Statement of Financial Performance – Management accounts

FOH Statement of Financial Performance **USD 000's**	**12 months to 31 Jan 2020 Unaudited**	**12 months to 31 Jan 2021 Unaudited**	**6 months to 31 July 2021 Unaudited**
Net product sales	17,755	15,950	6,571
Gross margin	10,221	8,699	3,959
Gross margin percentage	*57.6%*	*54.5%*	*60.3%*
Direct costs	4,473	4,563	1,808
Gross margin after direct costs	**5,748**	**4,136**	**2,151**
Sales and marketing	6,770	5,393	2,114
Indirect overhead expenses	138	63	43
Management fees	-	-	370
EBITDA	**(1,160)**	**(1,319)**	**(375)**
Depreciation and amortisation	-	6	155
EBIT	**(1,160)**	**(1,325)**	**(530)**
Abnormal costs	53	222	39
Interest expense / (income)	(78)	18	-
Net profit before tax	**(1,134)**	**(1,565)**	**(569)**
Tax expense	469	-	-
Net profit after tax	**(1,603)**	**(1,565)**	**(569)**

Source: NBG unaudited management accounts

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3.8 Consolidated statement of financial position

NBG's consolidated interim statement of financial position as at 31 July 2021, reviewed by the auditors is presented in the table below:

Table 8: NBG Consolidated Statement of Financial Position

NBG Consolidated Statement of Financial Position USD 000's	31 July 2021 Reviewed
Current assets	
Cash and cash equivalents	279,035
Trade and other receivables	790
Related party receivable	1,685
Inventories	3,462
Other current non-financial assets	1,217
Total current assets	**286,189**
Non-current assets	
Property, plant and equipment	26
Right-of-use assets	196
Intangible assets	8,560
Other non-current financial assets	148
Total non-current assets	**8,930**
Total assets	**295,119**
Current liabilities	
Trade and other payables	13,859
Lease liabilities	98
Current tax liabilities	42
Provisions	53
Total current liabilities	**14,052**
Non-current liabilities	
Lease liabilities	98
Total non-current liabilities	**98**
Total liabilities	**14,150**
Net assets	**280,969**
Equity	
Share capital	494,423
Other reserves	195
Accumulated losses	(213,649)
Total equity	**280,969**

Source: NBG reviewed interim statement of financial position

Our comments in relation to the historical statements of financial position are as follows:[18]

- As at 31 July 2021, NBG had $279.0 million in cash and cash equivalents and $0.79 million of accounts receivable.
- The intangible asset balance represents predominantly the assessed fair value of the Licence agreement with ABG as at 31 July 2021.
- Trade and other payables include payables related to FOH operations as well as payables with regards to tranches one and two of the Phantom Warrants.

[18] NBG half-year Form 6-K for period ended 31 July 2021

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- Provisions is for Common Marketing Funds which relates to payables to ABG under the FOH Licence agreement.

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4. Overview of CEG

4.1 Background

CEG is an early-stage company that designs and manufactures light- and medium-duty eCV for fulfilling city services, last-mile delivery and other commercial applications. The Company's headquarters and main manufacturing operations are based in China. CEG has an asset-light business model which includes designing and manufacturing electric vehicle kits that are distributed to local assembly centres for sale to end-users. CEG has developed a network of channel-partners through which it distributes and markets its vehicles. Apart from EV manufacturing, CEG is engaged in developing proprietary technologies for use in EVs. The Company states that its mission is to leverage its research and development capabilities in areas such as vehicle design, digital component development, vehicle control software and "smart" driving with the aim to become a technology leader in the eCV market.

CEG was founded in 2013 as a wholly owned subsidiary of CAG. In 2014, a subsidiary of CAG, acquired a French-based EV company SITL-Brandt Motors. In 2018, CEG began to pilot production of their first-generation light-duty eCV, the Metro®, which was based on SITL-Brandt's model, the Citelec.

4.2 Group structure

The corporate structure of CAG's wholly owned subsidiaries that are the subject of the Proposed Transaction (referred to in this Report as CEG) is presented below:

Figure 2: CEG structure

Cenntro Automotive Group Ltd (Cayman)
100%
Cenntro Electric Group Ltd (USA)
100%
Cenntro Automotive Group Ltd (HK)
100%
Cenntro Automotive Corporation (USA)
100%
Zhejiang Tooniu Tech Co. Ltd (PRC)
100%
Hangzhou Cenntro Autotech Co. Ltd (PRC)
100%
Hangzhou Ronda Tech Co. Ltd (PRC)
100%
Zhejiang Cenntro Machinery Co. Ltd (PRC)
100%
Sinomachinery Equipment Limited (HK)
100%
Shengzhou Cenntro Machinery Co. Ltd (PRC)
100%
Hangzhou Hengzhong Tech Co. Ltd (PRC)
100%
Zhejiang Sinomachinery Co. Ltd (PRC)
100%
Zhejiang Xbean Tech Co. Ltd (PRC)

Source: CEG Management

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We have presented a brief description of the operations of the key operating entities below:

Hangzhou Ronda Tech Co., Ltd

Key operations include:

(i) technology development, including big data and cloud computing technologies, technical services, technology consulting and result transfer of network platform, integrated circuits, computer hardware and software

(ii) the wholesale and retail of automobiles and components, integrated circuits, computer hardware and software

(iii) investment management and investment consulting[19]

(iv) housing and car leasing

(v) cargo import and export.[20]

Hangzhou Hengzhong Tech Co., Ltd

Key operations include:

(i) technology development and technical services for machinery and equipment

(ii) wholesale and retail of automobiles, hardware and electrical appliances, general machinery, automobile parts and accessories

(iii) cargo import and export.

Hangzhou Cenntro Autotech Co., Ltd

Key operations include:

(i) development of automobile components and provision of technical services

(ii) technology development, communication and consulting, technology transfer and promotion, internet technology services

(iii) software development

(iv) commercial design and agency, advertising

(v) wholesale and retail of automotive parts and accessories.

Zhejiang Cenntro Machinery Co., Ltd

Key operations include:

(i) engineering, technological research and experimental development

(ii) manufacture, retail sale and wholesale of automotive parts and accessories

(iii) sale of new vehicles, including new energy vehicles,[21] their accessories and power exchange facilities

(iv) manufacture, retail sale and wholesale of hardware products

(v) manufacture and sales of functional parts and accessories for machine tools and moulds

(vi) technological services, including technology development, consulting and promotion.

---

[19] According to the Legal DD, without the approval of financial and other regulatory authorities CEG shall not engage in financial services such as financing deposits to the public, financial guarantees, and customer financial management.

[20] Legal DD report for Greater China operations of CAG

[21] The government of PRC uses the term "new energy vehicle" to classify plug-in electric vehicles eligible for public subsidies.

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Zhejiang Tooniu Tech Co., Ltd

Key operations include:

(i) manufacture and sales of electric agricultural vehicles

(ii) development, manufacture and sales of special chassis for light electric logistics vehicles

(iii) development of integrated electrical systems

(iv) development of intelligent human-machine interaction systems.

Zhejiang Xbean Tech Co., Ltd

Key operations include:

(i) development of integrated electrical systems and intelligent human-machine interaction systems

(ii) development, manufacture, sales and technical information transfer of electric vehicles and accessories

(iii) cargo import and export

(iv) technology import and export.

Shengzhou Cenntro Machinery Co., Ltd

Key operations include:

(i) manufacture and sales of generator assemblies, gears and gearboxes, automotive components and parts, general hardware, jigs and fixtures, moulds and non-standard equipment

(ii) development, manufacture, sales and technology transfer of electric and all-terrain vehicles and their accessories, automobile and motorbike accessories

(iii) development of electrical system integration

(iv) development of intelligent human-computer interaction systems; technology import and export.

Zhejiang Sinomachinery Co., Ltd

Key operations include:

(i) manufacture of motor vehicles and special equipment

(ii) manufacture of automotive parts and accessories, and general equipment (excluding special equipment)

(iii) development of artificial intelligence application software

(iv) research and development of motorbike components.

4.3 Overview of operations

CEG has manufacturing and research facilities currently located in Huzhou, China. It recently opened an assembly facility in Freehold, New Jersey to support the assembly of new models, such as the CityPorter™, (referred as Logistar™ 400 further in this report) and Terramak™ (referred as Lander further in this report) to be introduced in the US. Management of CEG has a plan to open an assembly facility in Dusseldorf, Germany to support the European manufacture and assembly of the Metro®, the Logistar™ and Neibor® 200 models for sales within the European Union. In addition, CEG has three "private label" channel partners with local assembly facilities in the US and in the European Union and two assembly partners with assembly facilities in China.

CEG's distributed manufacturing facilities and channel partner network model is dissimilar to the predominant distribution models of the traditional automobile manufacturers.

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Product offering

CEG is an auto manufacturer that offers or plans to offer eCVs. The Company's strategy includes securing a significant first-to-market advantage and a number of developing and releasing new models that meet market demand in order to remain competitive.

CEG's current commercialised model is the Metro®, a US. Class 1 truck. CEG is planning to release four new models in the fourth quarter of 2021.[22] The new models proposed for release in 2021 include:

- Logistar™ 400
- Logistar™ 200
- Neibor® 200
- Lander.

These models are in their final stages of development and at various stages of obtaining the necessary regulatory approvals. Further information on these models is in Appendix D.

Additionally, CEG is planning to launch production of other models at later dates, including:

- Logistar™ 300; and
- Logistar™ 500.

as well as to upgrade the original Metro® model to facilitate introduction of the Metro® S and Metro® X.[23]

CEG's range of current and planned models is summarised in the table below.

Table 9: CEG's range of models

Model	Type	Available[24]	Target market	Description
Metro®	US Class 1 truck E.U. L7e/N1K	2018	Global	Customisable light eCV, designed for city utility applications, such as short-range urban delivery and neighborhood services.
Logistar™ 400	US Class 4 truck E.U. N2	Q4 2021	Global	Medium duty eCV, designed for delivery and service market. Currently undergoing a homologation process in the US
Neibor® 200	EU L7e	Q4 2021	Europe, U.K.	Compact eCV designed to meet European neighborhood delivery and neighborhood service needs. Currently undergoing a homologation process in the E.U.
Logistar™ 200	US Class 1 truck	Q4 2021	Europe, Asia	Customisable eLCV designed for urban instant delivery. Currently undergoing a homologation process in the E.U.
Lander	ORV	Q4 2021	Global	Off-road vehicle (**ORV**) designed for recreational, agricultural and landscaping use. As such this model is not required to meet Department of Transportation and Highway Safety Organization's regulations.

[22] CEG Company Presentation 2021, p 25
[23] CEG Management
[24] CEG's planned release dates, with the exception of Metro®, which launched in 2018.

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Model	Type	Available[24]	Target market	Description
Logistar™ 300	US Class 3 truck	Q3 2022	Europe, USA	Medium-duty eCV, designed for delivery and service market. The prototype is due to be completed by Q1 2022.
Neibor® 300[25]	US Class 1 truck	Q3 2022	Europe, USA	Based on Neibor® 200, Neibor® 300 is a slightly bigger version. This model is planned to be primarily used in urban neighborhood delivery.
Metro® S	US Class 1 truck	Q2 2023	Global	Based on the original Metro® model, a light-duty eCV, featuring improvements to the chassis and cab, shifting to new materials.
Logistar™ 500	US Class 5 truck	Q3 2023	Global	Medium-duty eCV, designed for delivery and service market.
Metro® X	US Class 1 truck	Q2 2024	Global	Based on the Metro® S, a light-duty eCV, featuring improved comfort and artificial intelligence (AI) assisted driving.

Source: CEG Presentation 2021, CEG Management

Proprietary technologies

As of 30 June 2021, CEG held 132 discovery patents and 104 innovation patents granted by the Chinese Patent Office covering developments in power systems, vehicle electronics, vehicle control, and the production process, among others.

According to CEG Management, the Company has developed and implemented several proprietary technologies:

(i) A lightweight chassis that reduces the overall weight of the vehicle, thereby increasing its battery efficiency. The chassis is designed to be highly customisable, allowing end users to have it modified to suit their specific needs.

(ii) A telematics box (**T-Box**), which allows CEG eCVs to send and receive data relating to location, speed, acceleration, braking and battery consumption, to end-users.

(iii) A Vehicle Control Unit (**VCU**) that facilitates integration of various sub-control systems. The VCU controls vehicle operations, such as monitoring, driving, alarming, communication, display, positioning, and entertaining. Through the VCU interface, end-users can monitor and customise vehicle operations, including setting speed and boundary limitations. The VCU is a powerful tool for the management of fleet performance and logistics.

Additionally, CEG has three main proprietary technologies under development:

(i) Cenntro Intelligent Bus (**CIB**) is being developed to replace the conventional vehicle wire harness with digital communication within the vehicle. According to CEG, the CIB will significantly improve communication speed, reliability and accuracy by sending digital commands to digital components. This technology will allow the implementation of the Smart Chassis technology, described below. CEG plans to fully develop the CIB over approximately one year.

(ii) CEG is developing a set of controlling software and has implemented a system-on-chip approach. CEG's design embeds the controlling software in the hardware to improve vehicle security and prevent reverse engineering. The system-on-chip project is not completed due to lack of funding.

(iii) CEG is developing the Smart Chassis technology, a programmable chassis designed to be capable of fully accepting, adopting and executing autonomous driving software. The Smart Chassis technology is being designed to enable integration with any proprietary or open-source autonomous driving software. CEG does not plan to develop its own autonomous driving software as large tech companies, such as Apple and Google, have already taken this step. According to CEG Management, the Smart Chassis can be sold as a standalone product (ePortee), which will enable a third-party

[25] *Currently there are no plans to release these models, but CEG indicates they will be released if there is sufficient demand.

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developer or a vehicle upfitter to develop an autonomous driving or automated vehicles for various applications.[26] The technology has been included in CEG's autonomous driving Class 1 truck for testing purposes.[27]

Operational Sites

CEG has three main sites located in the US and China. The details of these sites are summarised in Table 10.

Table 10: CEG's sites

Sites	Location	Description
New Jersey Site	New Jersey, USA	The New Jersey site accommodates corporate headquarters and two R&D laboratories that develop Big Data Cloud and Smart Mobility technologies.
Hangzhou Facility	Hangzhou, Zhejiang, China	The Hangzhou Facility is a leased property with an area of 3,500 m^2. It is CEG's centre for operations in China and includes procurement, vehicle development and testing.
Huzhou Facility	Huzhou, Zhejiang, China	The Huzhou Facility is the engineering centre of CEG with an area of 9,300 m^2. The main functions of the Huzhou Facility include engineering, core component production, logistics, subassembly and vehicle prototyping take place. The current leasing contract is for an area of 15,400 m^2.

Source: CEG Management

CEG plans to expand its operations with new assembling facilities in the US, Europe and Asia.

Table 11 below summarises the details of the planned development:

Table 11: CEG's future facilities

Facility	Location	Description
Jacksonville Facility	Jacksonville, Florida, USA	CEG expects the Jacksonville Facility will begin operations in early 2022. It features an area of between 6,500 m^2 and 9,300 m^2 and is expected to reach its full production capacity by the end of 2023.
West Coast Facility	West Coast of the USA	Potential locations for the West Coast Facility include Los Angeles, California and Phoenix, Arizona. This facility is expected to have a significant manufacturing footprint.
Düsseldorf Facility	Düsseldorf, Germany	The Düsseldorf Facility with an area of between 1,860 and 4,600 m^2 is intended to become CEG's European operations centre. CEG plans for the facility to start operations in early 2022, reaching an annualised production capacity of 20,000 units by the end of 2023. CEG intends to assemble a wide range of its vehicles, including the Metro®, Logistar 200, 300 and 400, the Neibor® 200 and Lander in the Düsseldorf Facility.
Asia-Pacific Facility	Japan	The location of the Asia-Pacific Facility is expected to be confirmed by mid-2022. It is planned that the Asia-Pacific Facility will have similar operations and a similar vehicle lineup to that of the Düsseldorf Facility.

Source: CEG Management

Business model

[26] CEG Company Presentation, p 17
[27] 1.5 Copy of 5 or 10 year strategic plan, p 6

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parties (channel partners) in their respective markets.[28] CEG's network of channel partners promote and sell the vehicles, as well as perform certain after-market support in their local markets.[29]

Currently, vehicle kits for the Metro® are manufactured in CEG's facilities in China. However, CEG plans to leverage the economies of scale of its manufacturing partners in China and outsource the manufacturing of vehicle kits for some of the new models. This, according to the CEG Management, will help to further reduce overhead costs. These vehicle kits will then be delivered for local assembly at CEG's facilities in the US and Europe.[30]

Figure 3 summarises the current production model of CEG, designed to be flexible and asset light.

Figure 3: CEG's production model

Supply-chain
Kits manufacturing
Distributed Assembly
Channel Partner Network
Parts supplier
Parts supplier
Parts supplier
Parts
Kits production for Metro®
Kits production for other models
Kits
Metro® assembler in
Local assembler for other models
Private label Assembler
Cenntro brand Assembler
Vehicles
Cenntro direct sales
Vehicle channel partners
Vehicle assembly partners
Big Fleet
End-Users
Blue – CEG's Activities
Orange – Third-Party Activities

Source: CEG Management

Currently, CEG has approximately 10 channel partners globally, including Ayro Inc. in the US, Tropos Motors Europe in Germany and HW Electric in Japan. CEG plans to expand its channel partner network, aiming to reach 100 channel partners by the end of 2022. Concurrently, CEG intends to start building its own regional assembly plants in the US, Europe and the Asia-Pacific. It is expected that the Metro® range will be assembled by third party assembly centres, while CEG's own assembly plants will be deployed in the production of new models, including Logistar™ 200 and 400, Neibor® 200 and Lander.

Additionally, CEG provides the following services:

- training on the vehicle assembly process for global Original Equipment Manufacturer (**OEM**) partners and distributors
- designing and developing customised up-fits built on the Metro® chassis
- designing and developing customised vehicle appearance for different market applications.

Supply chain

CEG's integrated supply chain comprises over 200 suppliers predominantly located in China. For the purposes of quality control, CEG implements quality and process auditing, product verification, regulatory compliance and reliability testing in relation to their suppliers. Some of CEG's biggest suppliers include:

(i) Dongfeng Special Truck, a Chinese company specialising in production of busses and special purpose trucks. Dongfeng supplies vehicle kits for the Logistar™ 400.

(ii) NLM Motor, a Chinese EV manufacturer which supplies vehicle kits for the Logistar™ 200.

[28] NOM
[29] CEG Company Presentation 2021, p 32
[30] NOM

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(iii) Sinotruck, a Chinese heavy-duty truck manufacturer which currently supplies the upfitted kits (cargo boxes) for the CEG vehicles.

(iv) Great Power, a Chinese battery manufacturer. CEG and Great Power have jointly developed a battery pack which is currently used in CEG vehicles.

(v) Gushen-Energy, a lithium battery manufacturer which supplies lithium batteries to CEG.

Currently, materials and components for eCVs are shipped to the Huzhou facility where CEG manufactures key components of the Metro® and vehicle kits for other models. These vehicle kits are then fully assembled at the Huzhou facility or CEG's local assembly facilities or by CEG's private label channel partners at their assembly facilities in the US and certain countries in the European Union.

Based on our review of the strategy documents and discussions with CEG Management, we understand that CEG plans to expand its supply chain to support its planned growth. This will include localising its supply chain in the US and the European Union for certain key components of the eCVs, such as vehicle frames and battery packs. CEG Management believes that this will reduce the overall cost of eCV assembly in certain geographical markets by shifting to a "merge in transit" model, whereby component shipments from suppliers, including local market suppliers, are consolidated at CEG's local assembly facilities for final eCV assembly. This is in contrast to the current model which integrates all components into vehicle kits or builds fully assembled vehicles in CEG's manufacturing facilities in China.

According to CEG, its supply chain is one of its main competitive advantages. CEG can leverage the supply chain capabilities and capacity from China and remain asset light by not spending significant capital and effort on capital intensive manufacturing activities. CEG's business model is designed to work closely with major automotive manufacturers and utilise their existing production capabilities and well-established supply-chain base for parts and vehicle kits.

Distribution model

CEG's distribution model is designed to leverage the resources, customer relationships and local market knowledge of its channel partners to achieve market penetration without investing significant effort and capital. CEG distributes its products, through:

- upfitters,
- auto dealers, and
- transition companies.

CEG considers upfitters to be its primary channel partners for the distribution of the Logistar™ 400 in the US. The reason for this is that many commercial vehicles require custom built upfits to suit their specific purpose, such as food vending, package delivery, utility services, etc. CEG Management also targets traditional auto dealers as they have a strong market presence and are able to display and market vehicles directly to end-consumers. Further targeted customers include traditional automakers that are interested in transitioning to electric vehicle technology as a part of their future business model.

As of the date of this report, CEG's supply chain comprises 16 channel partners in 13 countries, including the US, Germany, Korea, Spain, Italy and Mexico, and two assembly partners in China. For the year ended 31 December 2020, Tropos Technologies, Inc., Upsilon Resources Pte Ltd and Ayro represented approximately 58.0%, 13.0% and 11.0% of CEG's net revenues, respectively.

Since it began operations, CEG has entered into contracts with a number of channel partners, some of which have now expired and have not been renewed. These contracts included an exclusivity clause, according to which the channel partners had exclusive territorial rights to the distribution of CEG's products if set sales targets were met. In many cases the channel partners have failed to meet their sales targets. In 2021, CEG contracted with four new channel partners for the distribution of the Metro® and other models in the US, the European Union, the United Kingdom, North Africa and the Middle East.

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Figure 4 summarises CEG's distribution model.

Figure 4: CEG's distribution model

CEG
Channel partners
Upfitters
Auto dealers
Transition
End-consumers
Delivery businesses
Public transportation
Vehicles hire businesses
In-house fleets

Source: CEG Management

4.4 Key personnel

CEG's key management team is summarised in Table 12.

Table 12: Summary key personnel

Name	Position	Description
Wang, Peter Z.	CEO/Chairman of the board	Peter has extensive experience in the automotive and technology industries, having co-founded Sinomachinery Group (a diesel power system (engine and transmission) manufacturer) in 2006 and UTStarcom (a global telecom infrastructure provider), which went public in 2000. Peter was named as one of the Outstanding 50 Asian Americans in Business by Asian American Business Development Center in 2004, one of China's 100 Most Innovative Businessmen by Fast Company Magazine in 2017 and one of the Most Intriguing Entrepreneurs by Goldman Sachs in 2019.
Chen, Edmond	CFO/President	Edmond has joined CEG in April 2021. He served as the Chief Financial Officer and a Partner of Mithera Capital Management LLC from August 2017 to September 2020. Edmond was the Chief Financial Officer of Pactera Technology International Ltd., a global IT software and services company, from January 2015 to July 2017. From 2011 to 2015, Edmond served as the Chief Financial Officer for publicly listed companies including Zoomlion, a Chinese manufacturer of construction machinery and sanitation equipment, and TCL Multimedia Technology Holdings Ltd, a Chinese manufacturer of televisions and other consumer electronics.
McInerney, Marianne	Chief marketing officer/Executive vice president	Marianne has served as CEG's Executive Vice President and Chief Marketing Officer since June 2021. From 2017 to 2020, Ms. McInerney was the Assistant Secretary and Director of Public Relations for the US Department of Transportation. Ms. McInerney has been immersed in the Automotive and Transportation industry for almost two decades, during which time she has advised multiple original equipment manufacturers on go-to-market strategies, pricing, marketing, branding and sales, product development and business development and operations.
Zhong, Wei	Chief technology officer	Wei has been serving as CEG's Chief Technology Officer since 2013. Wei has been involved in the development of CEG's electric vehicle technologies and models, as well as the development of its supply chain. Prior to joining the company, Wei was employed with Hangzhou Jiuru Economic Information Consulting Co., Ltd., where he developed software for its enterprise information query platform.

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Name	Position	Description
Tsai, Tony W.	Vice President, Corporate Affairs/Secretary	Tony has served as Vice President, Corporate Affairs of CAC, CEG's subsidiary, since July 2013 and was appointed Vice President, Corporate Affairs and Secretary of CEG in July 2021. Since April 2007, Tony has also been a real estate advisor at Winzone Realty, Inc. Tony holds a Bachelor's degree in Business Administration, with a focus on International Sales Marketing, from Baruch College, City University of New York.

Source: CEG management

4.5 Capital structure and shareholders

At the 17 September 2021, CAG Companies had 197,512,703 ordinary shares on issue as is summarised in Table 13 below:

Table 13: Summary ordinary shares

Shareholder's Name	Ordinary shares	Share Classification	Total ordinary shares %
Cenntro Enterprise Limited	91,167,846	Ordinary Class A Shares	46.158%
China Leader Group Limited	29,231,070	Ordinary Class A Shares	14.800%
Empower Fund I, L.P.	9,597,059	Ordinary Class B Shares	4.859%
Trendway Capital Limited	8,586,000	Ordinary Class A Shares	4.347%
Silver Bridge Capital Group LLC	5,005,140	Ordinary Class A Shares	2.534%
Longling Capital Ltd	4,716,000	Ordinary Class B Shares	2.388%
Amy Li Gussin	1,520,000	Ordinary Class A Shares	0.770%
MYDC Investment & Consulting Limited	1,500,000	Ordinary Class B Shares	0.759%
Risehigh Global Limited	1,500,000	Ordinary Class B Shares	0.759%
Jing Lin	451,957	Ordinary Class A Shares	0.229%
Top 10 shareholders	**153,275,072**		**77.603%**
Other shareholders	44,237,631		22.397%
Total ordinary shares	**197,512,703**		**100.000%**

Source: CEG Management

Additionally, as at 17 September 2021 CEG had 31,259,517 preferred shares on issue and 24,624,157 employee stock ownership plan shares.

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4.6 Consolidated statement of financial performance

CEG's audited consolidated statements of financial performance for the financial year ended 31 December 2019 and 31 December 2020 as well as the unaudited statement of financial performance for the first half ended 30 June 2021 are presented in the table below:

Table 14: CEG consolidated statement of financial performance

CEG Consolidated Statement of Financial Performance USD 000's	12 months to 31 Dec 2019 Audited	12 months to 31 Dec 2020 Audited	6 months to 30 Jun 2021 Unaudited
Revenue			
Vehicles sales	3,225	5,037	
Spare-parts sales	257	163	
Other service income	94	259	
Revenue (classification not provided)			2,456
Total revenue	**3,576**	**5,460**	**2,456**
Cost of goods sold			
Cost of goods sold	3,700	4,890	2,005
Gross profit margin	**(124)**	**570**	**450**
Gross profit margin (%)	*(3.5%)*	*10.4%*	*18.3%*
Operating expenses			
Selling and marketing	964	784	262
General and administrative	10,959	8,736	4,161
Research and development	2,146	1,365	637
Provision for doubtful accounts	3,599	320	79
Total operating expenses	**17,668**	**11,204**	**4,982**
Loss from operations	**(17,792)**	**(10,634)**	**(4,531)**
Other income (expenses)			
Interest expense, net	(1,059)	(1,412)	(418)
Loss from and impairment on equity method Investments	(1,235)	(330)	-
Gain (loss) from disposal of land use rights and Properties	-	7,005	-
Other income, net	581	174	402
Total other income (expenses)	**(1,714)**	**5,437**	**(15)**
Loss before income taxes	**(19,505)**	**(5,197)**	**(4,547)**
Income tax expense	-	-	-
Net income (loss)	**(19,505)**	**(5,197)**	**(4,547)**
Net loss attributable to non-controlling interests	(39)	(31)	(4)
Net loss attributable to CEG shareholders	**(19,466)**	**(5,166)**	**(4,543)**
Other comprehensive loss			
Opening balance	(3,634)	(3,204)	(1,905)
Foreign currency translation adjustment	430	1,299	n.a.
Other comprehensive income (loss) closing balance	**(3,204)**	**(1,905)**	**n.a.**

Source: CEG consolidated FY19 and FY20 audited financial statements and 1H FY21 unaudited financial statements

The financial information as presented in the audited and unaudited financial statements have been prepared under US Generally Accepted Accounting Principles (**US GAAP**).

Our comments in relation to the historical statements of financial performance are as follows:[31]

[31] CEG consolidated FY19 and FY20 audited financial statements, and 1H FY21 unaudited financial statements

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- **Revenue** - Revenue in FY20 was $5.5 million, an increase of $1.9 million (52.7%) from $3.6 million in FY19. The increase in revenue in FY20 was primarily attributed to the number of vehicles sold which increased from 342 in FY19 to 707 in FY20. Out of the total 707 units sold in FY20, 118 relate to the Xbean model which has been discontinued with the balance being the Metro® model. Revenue for FY19 and FY20 was derived from sales of eCVs in North America, Europe and Asia.

  For FY20, CEG's three largest channel partners accounted for approximately 82.0% of net sales. During the year ending 31 December 2021, CEG ceased operations with one of its channel partners that had previously accounted for a significant portion of revenues in prior periods.

  In FY20, the COVID-19 pandemic contributed to a weakening of the demand environment for eCVs as well as challenges in supply. The business was adversely affected by supply constraints resulting from the pandemic that affected the timing of shipments of certain components in desired quantities or configurations. Additionally, the pandemic negatively impacted CEG's channel partner network, including limiting opportunities to grow the network, as most of the channel partners (at least temporarily) shut down their businesses.
- **Cost of goods sold** – Cost of goods sold have increased from $3.7 million in FY19 to $4.9 million in FY20 (+32.2%) primarily driven by the increase in the number of vehicles sold. On average, cost per unit sold has decreased in FY20 due to more cost-effective features in the production of the Metro®, declining battery prices, and the retention of more skilled manufacturing personnel. About 26% and 15% of cost of goods sold in FY19 and FY20 respectively relates to inventory write-downs.
- **Gross profit** for FY20 was $0.6 million, which was an increase from negative $0.1 million in FY19. The overall gross margin was 10.4% and (3.5)%, respectively. The increase in CEG's overall gross margin was primarily driven by the increase of sales volume of Metro® vehicles, the reduction of the cost of goods sold per vehicle primarily attributable to declining battery prices and the decrease of obsolete inventories.
- For the six months of FY21, $0.5 million was achieved in gross profit, which was slightly less than the $0.6 million achieved for the full year of FY20.
- **General and administrative expenses** - General and administrative expenses for FY20 decreased by $2.3 million (or 20.3%) to $8.7 million from $11.0 million in the prior year. The decrease was primarily attributable to a decrease in salary and other related expenses of approximately $0.6 million and a decrease in share-based compensation expense of approximately $1.6 million, as material portions of the options granted to employees in 2016 were fully vested during FY19. The decrease in salary and related expenses in FY20 was attributable to CEG's efforts to maintain effective and efficient levels of personnel and improved operating efficiencies, particularly in light of the COVID-19 pandemic. In the first six months of FY21, the Company incurred general and administrative expenses of $4.2 million.
- **Research and development expenses** - Research and development expenses in FY20 were reported to be $1.4 million, which was a decrease of $0.8 million (36.3%) from $2.1 million in FY19. This decrease was primarily due to reduced salary and employee benefit expenses of $0.5 million and decreased product inspection and testing expenses of $0.3 million. In FY19, CEG conducted internal road testing for the lithium-ion battery-powered Metro® eCV that was not repeated in FY20. For the six months of FY21, $0.6 million was incurred, which is approximately the same pro-rated amount as the full year expense incurred in FY20.
- **Provision for doubtful accounts** - Provision for doubtful accounts for FY20 was $0.3 million which is significantly lower compared to $3.6 million in FY19. A higher expenditure in FY19 is attributed to the low probability of collection of accounts receivable ($1.0 million relating to sales to a customer in FY17) and collection of a non-refundable deposit made to CEG's supplier Anhua Automotive Co. Ltd (deposit of $2.4 million). The deposit to the supplier was made with the purpose to participate in Anhua's bankruptcy recombination process to develop further production capacity in China. However, due to deterioration of Anhua's business and CEG's shifted focus to European and American markets, CEG ceased its involvement in the recombination. Hence, CEG recognised full provision of the deposit for the year ended 31 December 2019.

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- **Loss from and impairment on equity method investments** - Loss from and impairment on equity method investments decreased $0.9 million (73.3%) from $1.2 million in FY19 to approximately $0.3 million in FY20. The impairment primarily resulted from various investments made by the company in FY18 in industry-related long-term ventures that were not successful. Since FY19, CEG significantly reduced outbound investments in long-term industry-related ventures. For the first half of FY21, there were no losses recorded for impairment of equity method investments.
- **Gain on disposal of land use rights** – On 9 November 2020, CEG sold land use rights and properties related to its manufacturing industrial park and engineering facility in Shengzhou to a third party for an aggregate amount of approximately $34.3 million and recognized a gain on sale of $7.0 million in FY20. A portion of the sale proceeds were used to repay working capital bank loans with the aggregate balance of approximately $15.4 million. Following the sale, CEG relocated its operations to their new facilities in Huzhou.

4.7 Consolidated statement of financial position

CEG's audited statements of financial position as at the 31 December 2019 and 31 December 2020 as well as the unaudited statement of financial position as at 30 June 2021 are presented in the table below:

Table 15: CEG consolidated statement of financial position

CEG Consolidated Statement of Financial Position USD 000's	31 Dec 2019 Audited	31 Dec 2020 Audited	30 Jun 2021 Unaudited
Current assets			
Cash and cash equivalents	1,229	4,549	1,965
Accounts receivable	292	463	1,614
Inventories	6,589	4,208	2,859
Prepayment and other current assets	2,254	2,088	2,292
Receivable from disposal of land use rights and properties	-	7,724	1,611
Amounts due from related parties	849	1,101	408
Total current assets	**11,213**	**20,133**	**10,748**
Non-current assets			
Equity method investments	327	-	-
Property, plant and equipment	14,295	1,039	926
Land use rights	15,518	-	-
Intangible assets	111	45	24
Right-of-use assets	593	423	3,063
Other non-current assets	110	1,118	2,485
Total non-current assets	**30,955**	**2,626**	**6,498**
Total assets	**42,168**	**22,759**	**17,246**
Current liabilities			
Short-term loans	15,384	-	-
Accounts and notes payable	7,186	3,723	1,497
Accrued expense and other current liabilities	2,785	5,743	5,862
Contractual liabilities	1,919	1,691	1,527
Operating lease liabilities, current	274	131	449
Amounts due to related parties	5,756	3,249	1,964
Total current liabilities	**33,303**	**14,537**	**11,299**
Non-current liabilities			
Operating lease liabilities, non-current	457	356	2,261
Total non-current liabilities	**457**	**356**	**2,261**
Total liabilities	**33,760**	**14,893**	**13,560**
Net assets	**8,408**	**7,866**	**3,686**

Source: CEG consolidated FY19 and FY20 audited financial statements, and 1H FY21 unaudited financial statements

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Our comments in relation to the historical statements of financial position are as follows:[32]

- **Liquidity and capital resources** – At the end of FY20, CEG had $4.5 million in cash and cash equivalents and $0.5 million of accounts receivables, which was an increase from $1.2 million in cash and cash equivalents and $0.3 million in accounts receivable from prior year. At the end of the first half of FY21, CEG had $2.0 million in cash and cash equivalents and $1.6 million of accounts receivable.
- **Receivable from disposal of land use rights and properties** – in FY20, CEG received $27.0 million from the sale of land use rights and properties and approximately $7.7 million is expected to be received in FY21.
- **Amounts due from related parties** – relate to advances made for the purchase of raw materials from related parties. The balances are recorded net of provisions of approximately $0.2 million as at the end of FY19 and FY20.
- **Property, plant and equipment** – In FY20, CEG disposed its land use rights and buildings to an unrelated third party for a consideration of $34.3 million with a disposal gain of $7.0 million.
- **Borrowings** - CEG previously maintained lines of credit with various financial institutions. However, as at the end of FY20, CEG has no outstanding borrowings under any lines of credit and the prior lines of credit are no longer available. According to the accounts description in detailed schedules provided by CEG Management, as of 30 June 2021, the borrowings were about $6.4 million.
- **Loans** – As at the end of FY19, the carrying value of the land use rights and the property, plant and equipment pledged as collateral for CEG's bank loans were $15.5 million and $5.1 million, respectively. Land use rights were disposed on 9 November 2020. As of 31 December 2020, CEG had paid in full all outstanding bank loans.
- **Loans from third parties** – Loans from third parties are included in the accrued expense and other current liabilities account. As at the end of FY20 third party interest-free loans amount to $0.1 million and interest-bearing loans to $4.0 million. The majority of the loans from third parties will mature between July 2021 and December 2021 and are negotiable upon extension. CEG is not subject to any material financial or restrictive covenants under the loan agreements with third parties. Each of these loans are unsecured obligations of CEG and rank equally with each other, and any future unsecured and unsubordinated indebtedness.
- **Amounts due to related parties** – comprise various interest-free and interest-bearing loans. As at the end of FY20, over 85.0% of the balance is interest bearing with annual interest rates of between 8.0% and 17.0%.
- **Contingent liabilities** - The legal due diligence process for the Proposed Transaction identified a number of proceedings, which range from $155,000 to $4.7 million. The proceedings list CEG subsidiaries as plaintiffs and defendants. The legal due diligence report acknowledged that information regarding these proceedings may not be up to date and their status is uncertain due to information limitations within China. Management of CEG do not believe that a provision for these liabilities is necessary.

[32] CEG consolidated FY19 and FY20 audited financial statements, and 1H FY21 unaudited financial statements

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5. The Combined Entity

5.1 Proposed Group structure

If the Proposed Transaction proceeds, the Combined Entity will remain listed on the NASDAQ and will become the ultimate holding company of CEG. The proposed name of the new group is Cenntro Electric Group Limited and the NASDAQ listing symbol will be changed to CENN.

The figure below illustrates the new group's structure after the Proposed Transaction:

Figure 5: Proposed Combined Entity structure

Naked Brand Group Limited (Australia)
100%
Naked Brand Group Inc. (Nevada, USA)
100%
Naked Inc. (Nevada, USA)
100%
100%
100%
Cenntro Electric Group Ltd (USA)
Cenntro Automotive Group Ltd (HK)
Cenntro Automotive Corporation (USA)
100%
100%
100%
100%
100%
Zhejiang Tooniu Tech Co., Ltd. (PRC)
Hangzhou Cenntro Autotech Co., Ltd. (PRC)
Hangzhou Ronda Tech Co., Ltd. (PRC)
Zhejiang Cenntro Machinery Co., Ltd. (PRC)
Sinomachinery Equipment Limited (HK)
100%
Zhejiang Sinomachinery Co., Ltd. (PRC)
100%
Shengzhou Cenntro Machinery Co., Ltd. (PRC)
100%
Hangzhou Hengzhong Tech Co., Ltd. (PRC)
100%
Zhejiang Xbean Tech Co., Ltd. (PRC)

Source: NBG Management, CEG Management

5.2 Business operations

The business operations of the Combined Entity will focus on the new development and manufacture of light- and medium- duty commercial electric vehicles. This is proposed to be achieved as follows:

- The core of the operations of the Combined Entity will be the existing operations of CEG, that are at an early stage of development.
- In summary, the Combined Entity's operations will use the $282 million funding on NBG's balance sheet for working capital and capital expenditure requirements to meet the expansion of CEG's operational and investment needs.
- The existing remaining intimate apparel on-line retail operations carried out under the Frederick's of Hollywood brand will be disposed of or terminated.

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FTI CONSULTING

- The Combined Entity will be exposed to risks and opportunities of an early-stage business operating in a high growth industry niche, which have been outlined in detail in Sections 4 and 7 of this Report.

5.3 Key personnel

The table below presents the key personnel of the Combined Entity.

Table 16: Summary key personnel

Name	Position	Description
Management team		
Peter Wang	CEO	Refer to Table 12
Edmond Cheng	CFO	Refer to Table 12
Marianne McInerney	CMO	Refer to Table 12
Wei Zhong	CTO	Refer to Table 12
Toni Tsai	VP and Corporate Secretary	Refer to Table 12
Directors (as proposed under Resolution 4)		
Peter Wang	Managing Director and Chairman of the Board	As above
Chris Thorne	Class I Director	Chris Thorne has served as Chairman of the Board of Broadline Capital, a global private equity firm focused on growth capital and impact investments primarily in Asia and North America, since 2005. Chris has been the Chairman of the Board for Cytonus Therapeutics since November 2019, Endosphere, Inc. since December 2010 and has been the Chairman of the Board of Powermers, Inc. since January 2010. Chris received his Juris Doctor from Harvard Law School with honors, Master of Business Administration from Harvard Business School with final year honors, and a Bachelor's degree from Harvard University, magna cum laude, where he founded the Harvard Negotiation Law Review and served as president of the university-wide student government. Chris is qualified to serve on the board of directors due to his substantial private equity and board experience.
Joe Tong	Class II Director	Joe Tong co-founded MeetChina, a leading B2B e-commerce website for China in 1998 and served as its Chief Executive Officer and Director from 1998 to 2003. In 2007, Joe joined Testra Sensis as its President of China, and helped build Fang.com (NASDAQ: SFUN), a leading real-estate company website in China, and Autohome Inc. (NYSE: ATHM), a leading automotive company website. In 2016, Joe joined Ford Motor Company as its Head of Smart Mobility, China. Joe holds a Bachelor's degree in Computational Mathematics from Nanjing University, and a Master of Business Administration in Finance and Strategic Marketing from the University of Pennsylvania's Wharton School of Business. Joe is qualified to serve on the board of directors due to his past experience with business-to-business enterprises and in the automotive industry.
Justin Davis-Rice	Class II Director	Refer to Table 2
Simon Charles Howard Tripp	Class III Director	Refer to Table 2

Source: NBG Management, NOM

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5.4 Capital structure and shareholders

At the 31 October 2021, NBG had 909.7 million ordinary shares on issue and 0.5 million options on issue. In addition, there are director entitlements equity instruments, including 0.28 million shares and 0.18 million options, as is summarised in the table below.

The terms of the Proposed Transaction require NBG to have at least $282 million in cash. NBG will therefore require additional capital of approximately $50 million, which is proposed to be executed via a private placement of about $30 million and an ATM capital raising of about $20 million, which together are estimated to result in approximately 168 million shares being issued before the Proposed Transaction.

Table 17: Summary capital structure

	Before the Proposed Transaction		After the Proposed Transaction		
	Shares held	% of total shares issued	Shares held	% of total shares issued	% of fully diluted
Ordinary shares on issue	909,704,498	84.3%	909,704,498		24.5%
Warrants	503,423	0.0%	503,423		0.0%
Directors' entitlements	282,006	0.0%	282,006		0.0%
Directors' options entitlements	183,186	0.0%	183,186		0.0%
Additional capital raise	168,203,326	15.6%	168,203,326		4.5%
Total current NBG Shareholders	**1,078,876,439**	**100.0%**	**1,078,876,439**	**30.0%**	**29.1%**
Proposed Transaction - issue of new shares to CEG shareholders (including options)			2,517,378,357	70.0%	67.9%
Total number of fully diluted shares at closing			**3,596,254,795**	**100.0%**	
Accelerated CEO equity incentive			112,729,597		3.0%
Total			**3,708,984,393**		**100.0%**

Source: NBG Management

Note: Private placement, additional capital raise and accelerated CEO Incentive Shares will change at completion as a function of the share price. Numbers may not add up due to rounding.

Table 18: Shareholding immediately after the Proposed Transaction

	Number of shares	% of shares	% fully diluted shares
CEG Shareholders			
Wang Parties	972,808,744	27.6%	26.2%
Other	1,359,892,868	38.6%	36.7%
Total Cenntro	**2,332,701,612**	**66.2%**	**62.9%**
NBG	909,986,504	25.8%	24.5%
NBG Directors entitlements	-	0.0%	0.0%
Private Placement	133,214,741	3.8%	3.6%
Justin Davis-Rice and Associates	112,729,597	3.2%	3.0%
ATM offering	34,988,585	1.0%	0.9%
	3,523,621,039	**100.0%**	**95.0%**
Options/warrants			
NBG	503,423		0.0%
NBG non-executive directors	183,186		0.0%
CAG Options	184,676,744		5.0%
Total options/warrants	**185,363,353**		**5.0%**
Total	**3,708,984,393**		**100.0%**

Source: NBG Management, NOM

Note: Numbers may not add up due to rounding.

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We summarise the number shares and warrants above that will be held by the shareholders of CEG, who will effectively hold 67.9% of the issued shares on a fully diluted basis (62.9% in shares issued and 5.0% in CAG options). Peter Wang and his associate companies which will have a 26.2% beneficial ownership if the Proposed Transaction proceeds.

5.5 Synergies

As the Proposed Transaction involves a merger of companies that operate in different industries, no synergies are expected.

5.6 Pro forma financial performance

The table below summarises the financial performance of NBG and CEG before the Proposed Transaction and pro forma financial performance assuming the Proposed Transaction proceeds. We note that the directors have not publicly disclosed any forecast financial information.

We have not reviewed or audited the pro forma statement of financial performance and we do not provide any opinion on their accuracy or compliance with the accounting or auditing standards.

Table 19: Summary pro forma statement of financial performance on a combined basis

Unaudited Pro Forma Condensed Combined Financial Performance for the 6 months ended 30 Jun 2021 USD 000's	NBG Historical	NBG Elimination of discontinued operations	NBG As adjusted	CEG Historical	Pro Forma Adjustments	Pro Forma Combined
Net revenues	6,571	(6,571)	-	2,456	-	2,456
Cost of goods sold	(4,420)	4,420	-	(2,006)	-	(2,006)
Gross profit/(loss)	**2,151**	**(2,151)**	**-**	**450**	**-**	**450**
Operating expenses						
Brand management expenses	(2,123)	2,111	(12)	-	-	(12)
Corporate expenses	(2,948)	83	(2,865)	-	-	(2,865)
Finance expense	(44)	-	(44)	-	-	(44)
Brand transition, restructure and transaction expenses	(13,317)	13,317	-	-	-	-
Selling and marketing expenses	-	-	-	(262)	-	(262)
General and administrative expenses	(722)	529	(193)	(4,161)	-	(4,354)
Research and development expenses	-	-	-	(637)	-	(637)
Provision for doubtful accounts	-	-	-	79	-	79
Operating loss	**(17,003)**	**13,889**	**(3,114)**	**(4,531)**	**-**	**(7,645)**
Other income	84	-	84	402	-	486
Impairment expense	(4,971)	4,971	-	-	-	-
Other foreign currency gains	(483)	-	(483)	-	-	(483)
Interest expense, net	-	-	-	(418)	-	(418)
Fair value loss on convertible notes derivative and warrants	(10,794)	-	(10,794)	-	10,794	-
Net loss before income taxes	**(33,167)**	**18,860**	**(14,307)**	**(4,547)**	**10,794**	**(8,060)**
Income tax expense	(33)	-	(33)	-	-	(33)
Net loss	**(33,200)**	**18,860**	**(14,340)**	**(4,547)**	**10,794**	**(8,093)**

Source: NBG Management unaudited accounts, CEG Management

Our comments in relation to the pro forma combined statements of financial performance are as follows:

- The elimination of discontinued operations adjustments reflects the removal of the effect of the FOH business operations that NBG plans to dispose concurrently with the Proposed Transaction, as required by the SPA.
- An adjustment was made to eliminate the remeasurement loss for convertible note instruments recorded during the period that is assumed to have converted before the Proposed Transaction.

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5.7 Pro forma financial position

The table below summarises the historical and pro forma financial position for NBG and CEG before the Proposed Transaction and the pro forma financial position of the Combined Entity after the Proposed Transaction.

Table 20: Summary pro forma financial position (unaudited)

Unaudited Pro Forma Condensed Combined Financial Position USD 000's	**Ref**	**NBG Historical**	**NBG Eliminations**	**NBG as adjusted**	**CEG Historical**	**Pro forma Adjustments**	**Pro forma Combined**
Current assets							
Cash and cash equivalents	1	279,035	(1,288)	277,747	1,965	17,929	297,641
Accounts receivable, net of allowance of $0 and $0, respectively		790	(790)	-	1,614	-	1,614
Inventories		3,462	(3,462)	-	2,859	-	2,859
Prepaid expenses and other current assets		-	-	-	2,292	-	2,292
Receivable from disposal of land use rights and properties		-	-	-	1,611	-	1,611
Amounts due from related parties		1,685	-	1,685	408	(1,685)	408
Other current non-financial assets		1,217	(332)	885	-	(885)	-
Total current assets		**286,189**	**(5,872)**	**280,317**	**10,748**	**15,359**	**306,424**
Non-current assets							
Property, plant, and equipment, net		26	-	26	926	-	952
Intangible assets		8,560	(8,560)	-	24	-	24
Right of use assets, net		196	-	196	3,063	-	3,259
Other non-current assets		148	-	148	2,485	(2,096)	537
Total assets		**295,119**	**(14,432)**	**280,687**	**17,246**	**13,263**	**311,195**
Liabilities							
Current liabilities							
Accounts and notes payable	2	13,859	(2,966)	10,893	1,497	(10,893)	1,497
Accrued expense and other current liabilities		-	-	-	5,862	(1,202)	4,660
Contractual liabilities		-	-	-	1,527	-	1,527
Operating lease liabilities, current		98	-	98	449	-	547
Amounts due to related parties		-	-	-	1,964	-	1,964
Current tax liabilities		42	-	42		(42)	-
Provisions		53	(53)	-		-	-
Total current liabilities		**14,052**	**(3,019)**	**11,033**	**11,299**	**(12,137)**	**10,195**
Non-current liabilities							
Operating lease liabilities, non-current		98	-	98	2,261	-	2,359
Convertible loan notes		-		-		-	-
Provisions		-		-		-	-
Total liabilities		**14,150**	**(3,019)**	**11,131**	**13,560**	**(12,137)**	**12,554**
Stockholders' equity (deficit):							
NBG share capital	3	494,423	-	494,423		(494,423)	-
NBG other reserves	3	195	-	195		(195)	-
Cenntro Electric Group, Inc. common stock (New Co)		-	-	-	1	(1)	-
Combined company common stock	3	-	-	-	-	394,440	394,440
Additional paid in capital	3	-	-	-	103,272	(103,272)	-
Accumulated deficit	3	(213,649)	(11,413)	(225,062)	(97,857)	228,851	(94,068)
Accumulated other comprehensive loss		-	-	-	(1,696)	-	(1,696)
Total stockholders' equity (deficit)		**280,969**	**(11,413)**	**269,556**	**3,720**	**25,400**	**298,676**
Non-controlling interest		-	-	-	(34)	-	(34)
Total liabilities, redeemable equity, and stockholders' equity (deficit)		**295,119**	**(14,432)**	**280,687**	**17,246**	**13,263**	**311,195**

Source: NBG Management

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Our comments in relation to the pro forma financial position of the Combined Entity are as follows:

1. The adjustment represents the net funds to be received from the issue and sale of ordinary shares by NBG, payment transaction costs and cash settlement of certain financial obligations, for which the transaction triggered payment.
2. The adjustment to the accounts and notes payable represents payments related to the accrued portion of incentive payments, other accounts payable balances and the payment of CEG's accrued IPO costs.
3. The adjustment represents the impact of the pro forma adjustments to the Combined Entity's accumulated deficit and ordinary shares.

Basis of preparation of the pro forma financial position of the Combined Entity after the Proposed Transaction

The pro forma financial position of the Combined Entity after the Proposed Transaction has been extracted from the NOM and is based on the combined group unaudited pro forma statement of financial position. It has been prepared on a preliminary basis using US GAAP.

The figures in the above table may be different to those used in a valuation analysis due to differences in assumptions such as exchange rates, expected pay down of debt and cash movements prior to the completion of the Proposed Transaction.

Comments on the pro forma financial position of the Combined Entity after the Proposed Transaction

- NBG's historical financial statements have been restated from IFRS to US GAAP, which resulted in no material adjustments in accounting application as compared to the historical IFRS presentation.
- No adjustments have been made for potential differences in accounting policies between NBG and CEG
- Merger and related costs are assumed to be $8.7 million, comprising of NBG costs of $5.1 million and CEG costs of $3.5 million.
- The combined unaudited financial position does not include any fair value adjustments, or any potential intangible assets, which might have been identified under a purchase price accounting.

5.8 Forecast financial results

Forecast financial results have not been disclosed in the NOM therefore we have not included these in our Report.

5.9 Other considerations

The remuneration to the NBG Directors in relation to the Proposed Transaction is as follows:

- subject to the passing of Resolution 6.1, and subject to and conditional on the passing of the Transaction Resolutions, each of the Non-Executive Directors will receive a cash payment of $1.0 million upon closing; and
- subject to the passing of Resolution 6.2, JADR Consulting, an entity associated with Justin Davis-Rice will receive approximately $11.9 million[33] in relation to the acceleration of the third tranche of the Phantom Warrants (based on a Share price of $0.6017), and approximately 112.7 million[34] shares in relation to the grant of the Incentive Shares, mentioned in Section 3 of this Report. For the avoidance of any doubt, Resolution 6.2 is not subject to and conditional on the passing of the Transaction Resolutions, but the acceleration of the third tranche of Phantom Warrants is conditional on the consummation of the Proposed Transaction.[35]

[33] The actual amount may be substantially more or less than this estimate, depending on the future market price of the NBG shares and the number of new shares issued in the ATM capital raise and the Esousa private placement.
[34] The actual number of shares may be substantially more or less than this estimate, depending on the future market price of the NBG shares and the number of new shares issued in the ATM capital raise and the Esousa private placement.
[35] NOM

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6. Relevant economic factors

In this section we summarise some of the key economic factors which may have an impact the industry and the CEG's financial performance in its target markets.

6.1 Overview

The financial performance of CEG is influenced by the following macroeconomic factors:

- The gross domestic products (**GDP**) of the United States (**US**) and Euro Area, being the regions where CEG generates its sales revenue
- The movement/fluctuation in the USD compared to:
  - the Euro: CEG generating sales in the Euro Area
  - the Renminbi: CEG's supply chain is in China.
- Population trends
- General macroeconomic trends.

6.2 United States and Euro Area GDP

According to the International Monetary Fund:[36]

- the global economy is projected to increase by 5.9% in 2021 and 4.9% in 2022
- 'advanced economy' (which includes the US and Euro Area) output is forecast to exceed pre-pandemic medium-term projections — largely reflecting sizable anticipated further policy support in the US
- the advanced economies' real GDP is forecast to increase by 5.2% in 2021 and 4.5% in 2022
- US real GDP is forecast to increase by 6.0% in 2021 and 5.2% in 2022
- the Euro Area real GDP is forecast to increase by 5.0% in 2021 and 4.3% in 2022
- real GDP is expected to slow down to 1.6% in 2026 for advanced economies (1.7% and 1.4% in the US and Euro Area respectively)
- the US outlook incorporates the infrastructure bill recently passed by the Senate and anticipated legislation to strengthen the social safety net, equivalent to about $4 trillion in spending over the next 10 years
- forecast growth in advanced economies includes expected Next Generation European Union (EU) grants and loans for Euro economies.

CEG's revenue is primarily generated in the US and European markets. All other things being equal, there is a positive correlation between the increases in GDP in the US and European markets and CEG's revenue. An increase in consumer spending may result in increased demand for eLCVs, increased orders, increasing revenues, fewer discounts and higher margins for CEG.

The forecast growth in the US and the Euro Area should positively impact the revenue prospects of CEG.

[36] https://www.imf.org/en/Publications/WEO/Issues/2021/10/12/world-economic-outlook-october-2021

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6.3 Exchange rates

Increased volatility in exchange rates for currencies and contracts in foreign currencies could have a significant impact on reported operating results and financial performance. Conducting transactions in various currencies increases exposure to fluctuations in foreign currency exchange rates relative to the USD (in this situation because CEG reports in USD).

CEG's reporting currency is USD, which means there are exchange rate translations required for:

- its operational costs in Renminbi to USD; and
- revenue earned in Euro to USD.

According to Trading Economics:[37]

- the USD index (DXY) is expected to trade at 96.06 by the end of Q4 2021 and at 97.33 in 12 months.
- the Euro to USD exchange rate is expected to trade at 1.15 by the end of Q4 2021 and at 1.14 in 12 months.
- the USD to Renminbi is expected to trade at 6.43 by the end of Q4 2021 and at 6.49 in 12 months.

6.4 Population trends

Population size and urbanisation as well as freight trends are expected to impact the demand for commercial vehicles including electric commercial vehicles, which is why we provide a snapshot of the current and anticipated trends in the regions of focus for CEG.

Population size, growth and urbanisation[38]

The North American population was 367.6 million in 2020 and expected to reach 378.2 million in 2025 and 413.6 million in 2045. This includes the US population, which was estimated at 329.4 million in 2020 and is expected to reach 338.7 million by 2025, with a stable growth of around 0.5% in the coming decades. The level of urbanisation across North America is consistent with that in the US, which is comparatively high and estimated at 82.6% in 2020 and expected to reach 83.6% in 2025 and 88% in 2045.

The population of the EU was estimated at 447.8 million in 2020 and is expected to decline to 446.1 million by 2025 and continue declining and reach 428.8 million in 2045. The urbanisation rate was 75.0% in 2020 and is expected to increase and reach 76.1% in 2025 and 82.0% in 2045.

Japan's population was estimated at 125.8 million in 2020 and is expected to continue declining and reach 122.9 million in 2025 and 108.4 million in 2045. The level of urbanisation is 91.8% in 2020, expected to reach 92.2% in 2025 and reach 94.0% in 2045.

This statistic illustrates that CEG has a vast target population base with potentially increasing needs of last mile delivery due to the high and growing level of urbanisation, which would also be benefiting from the cleaner technology and the convenience of the electric vehicles and would be in a position to secure the required infrastructure for growth potential and faster penetration.

6.5 Global economic environment

Global economic conditions could materially and adversely affect businesses, their financial condition, operating results and prospects.

The global macro-economic environment is facing challenges, and the uncertain state of the global economy continues to impact businesses around the world, including uncertainties about economic recovery post COVID-19. If global economic and financial

[37] https://tradingeconomics.com/united-states/currency (accessed 4 November 2021)
[35] https://databank.worldbank.org/source/population-estimates-and-projections

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market conditions do not improve or further deteriorate, there could be an elevated level of uncertainty with regards to future prospects of businesses in general, including factors such as:

- A decline in consumer spending may result in reduced demand, reduced orders and cancellations, driving lower revenues, higher discounts, increased inventories and lower margin.
- Increased volatility in the markets and exchange rates for currencies and contracts in foreign currencies could have a significant impact on reported operating results and financials. Conducting transactions in various currencies increases exposure to fluctuations in foreign currency exchange rates relative to the USD or the Euro.
- Uncertainty in the availability and prices for commodities and raw materials could have a material adverse effect on costs, gross margins and profitability.
- Continuous instability in the global financial and capital markets may impair companies' ability to raise equity or debt financing on reasonable terms to grow businesses.
- Interest rates have been depressed for a long period of time now in the USA, Europe and Japan.

6.6 Conclusion

CEG's financial performance is impacted by movements in US and Euro GDP, USD exchange rate relative to the Euro and Renminbi and interest rates.

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7. Industry analysis

7.1 Introduction

CEG operates in the Electric Light-Commercial Vehicle (eLCV) market niche of the overall electric vehicles market which has been growing in the past decade at a certain pace while it is expected to have most of its substantial growth in the coming decades. The eLCV market has a number of established players and due to the high anticipated market demand globally, there is a growing number of new market entrants, all of which are at various stages in their operational life cycle: from early- and late-development stage, to pre-production and commercial production. In addition to the pure-play electric vehicle newcomers in the market, a substantial number of the traditional automotive OEMs have also developed operations in the EV space, both commercial and non-commercial. Irrespective of most developed and large developing economies introducing a number of incentives for the adoption of EV globally, the overall EV adoption trends are still highly uncertain, as there have been a few "bumps" on the road, associated with infrastructure development, batteries raw material and costs, supply chain challenges, as well as the impact of the global pandemic.

In the sections below, we have reviewed in a substantial level of detail the current state of the eLCV market, the expected global and regional specific trends, the demand and supply considerations, the risks that are inherent in the industry from the nowadays perspective as well as an overview of the market players which we have considered as the closest comparable set of companies, in the context of a larger competitive player's landscape.

The industry overview is aimed as a backdrop of our valuation analysis, with balanced representation of the growth potential, the uncertainties and challenges, the competitive environment and the stock market dynamics surrounding this growing industry.

7.2 Global eLCV Market

The global eLCV market overview

Globally, commercial vehicles comprise nearly 25% of all miles driven and an estimated 30.0% of vehicle sales. Within the commercial vehicle market, about two-thirds are classified as light commercial vehicles (**LCV**) which typically service the last leg of the logistics and service delivery chain, referred to as "last-mile" delivery. The commercial vehicle market is segmented by weight classification and comprises light through to heavy-duty trucks and vans, classified based on their reference mass or weight (**RW**) into Class 1 - 8 in the US and categories N1 to N3 in Europe as summarised in LCV Categorisation - US and European Union (EU) below.

Table 21: LCV categorisation - US and European Union (EU)

United States		EU		
Vehicle Class	**Mass**	**Vehicle Class**	**Mass[1,2]**	**Types of Vehicles**
Class I	≤ 2,722 kg	N1 – Class I	RW ≤ 1,305 kg	LCVs such as delivery vans, mini-vans, pickup trucks, utility vans
Class II	2,722 – 4,536 kg	N1 – Class II	1,305 kg < RW ≤ 1,760 kg	
Class III	4,537 – 6,350 kg	N1 – Class III	1,760 kg < RW ≤ 3,500 kg	
Class IV	6,351 – 7,257 kg	N2	3,500 – 12,000 kg	Medium-duty trucks, such as box , "walk-in" and flatbed delivery trucks and buses
Class V	7,258 – 8,845 kg			
Class VI	8,846 – 11,793 kg			

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United States		EU		
Vehicle Class	**Mass**	**Vehicle Class**	**Mass[1,2]**	**Types of Vehicles**
Class VII	11,794 – 14,969 kg	N3	> 12,000 kg	Heavy-duty trucks, such as semi-trailer and dump trucks refrigerator trucks, tank trucks, trailers, among others
Class VIII	14,969 kg >			

Source: https://www.thebalancesmb.com/commercial-motor-vehicle-classification-2221025, https://dieselnet.com/standards/eu/index.php, accessed on 1 September 2021
[1] EURO 3+
[2] Does not include trailers categorized as O category vehicles ELMS Initiation Coverage Report, Cowen Research (July 2021), https://dieselnet.com/standards/eu/index.php, accessed on 1 September 2021

E-commerce pushing eLCV demand

Online shopping accelerated considerably as the COVID-19 pandemic forced people to stay at their homes. Consequently, the demand for last-mile delivery expanded. The United Nations Conference on Trade and Development (**UNCTAD**) reported that the consumer shift to digital led to e-commerce's share in global retail trade increased from 14.0% in 2019 to 17.0% in 2020. In China, the share of online sales increased from 18.4% in 2018 to 24.9% in 2020. In the US, the increase was from 9.9% to 14.0% and in the UK the increase was from 14.9% to over 23.0% over the same time-period.

Figure 6: 2020- A step change year for e-commerce

Share of e-commerce sales in total retail sales
30%
25%
20%
15%
10%
5%
0%
5.6%
6.3%
9.4%
3.0%
3.6%
6.2%
18.4%
20.7%
24.9%
18.2%
20.8%
25.9%
14.9%
15.8%
23.3%
9.9%
11.0%
14.0%
Australia
Canada
China
S. Korea
UK
US
2018
2019
2020

Source: UNCTAD[39]

The higher volume of online shopping will require investment in last-mile delivery capacity leading to greater demand for LCV. According to the World Economic Forum,[40] the increase in e-commerce will increase demand for delivery vehicles by about 36.0% in the top 100 cities globally. According to Allied Market Research, the global LCV market is estimated to grow at 5.3% per annum this decade and reach $786.5 billion by 2030.[41]

Transition to electric vehicles

The transition to electric vehicles (**EV**) is accelerating and is expected to continue to increase rapidly. To date, EV adoption has primarily been in the passenger vehicle segment given its large market size, relatively smaller range and weight requirements (i.e. smaller batteries) and the lack of commercial EV models available. The current global eLCV fleet size is estimated to be about 435,000 units, that equates to less than 1.0% of the total global LCV fleet.

[39] Estimates of Global E-Commerce 2019 and Preliminary Assessment of Covid-19 Impact on Online Retail 2020, May 2021
[40] The Future of the Last-Mile Ecosystem, January 2020
[41] Light Commercial Vehicle (LCV) Market by Vehicle Type (Pickup Trucks, Light Trucks, and Others), Propulsion Type (Internal Combustion Engine (ICE) and Electric & Hybrid), and Application (Commercial Use and Industrial Use): Global Opportunity Analysis and Industry Forecast, 2021–2030, Allied Market Research, June 2021

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The growth of the EV market has not been uniform. In Europe, the portion of passenger EVs sold increased from 2.2% of total vehicle sales in 2019 to 5.9% in 2020. eCV sales, on the other hand, increased from 1.4% to 2.0% in the same period.[42] The lower growth of eCV sales is due to several factors: [43]

- Vehicle ownership cost. The average weight of an eCV is higher than that of a passenger EV, which results in higher energy consumption, increasing the cost of ownership when compared to that of traditional commercial vehicles
- Limited range. Commercial vehicles are required to operate for extended periods of time. Given the limited operational time between battery charges, eCVs may not satisfy this requirement resulting in either idle time or the need for a larger fleet to offset vehicle downtime
- Range of models on offer. There is a limited variety of commercial EVs currently available. While there are over 50 different passenger EVs on the market, there are only approximately 20 eCVs.

Nevertheless, the electrification of commercial vehicles and especially LCVs is expected to increase at a rapid rate driven by increasing e-commerce sales, governmental regulatory push, improving economics of ownership and sustainability goals of corporates and investment funds.

Class 1-3 LCVs used for the last-mile delivery are well positioned for electrification, and ahead of larger class vehicles, as these vehicles tend to run in limited duty areas, average under 50 miles per day, return to a central location and are typically parked overnight that provides ample time for recharging. This combination of limited range (so smaller batteries) and recharging opportunities helps overcome two of the main electric vehicle adoption concerns, namely range anxiety and lack of charging opportunities. The electric LCV market is expected to grow more rapidly than medium and heavy commercial vehicles due to the longer-range requirements, higher costs and weight (driven by battery size requirements) and lack of charging opportunities for the latter. LCVs also have an average useful life of three to seven years compared to 15-20 years for heavier-duty vehicles. Thus, the replacement rate for eLCVs is likely to be higher.

eLCV market key growth drivers

While the growth in e-commerce is driving the overall increase in demand for all-types of LCVs, the three main drivers that will increase the eLCVs adoption rate are total cost of ownership (**TCO**), private companies' Environmental, Social and Corporate Governance (**ESG**) initiatives and supportive government policies, discussed further below.

Total Cost of Ownership

The outlay prices for EVs are generally higher than their Internal Combustion Engine (**ICE**) counterparts. However, their on-going operating costs are typically lower since electricity is cheaper than petroleum fuels and EVs require less maintenance over their lives due to their fewer components. Total cost of ownership is a key driver in deciding on electric versus ICE vehicles. Declining battery prices, government subsidies and tax rebates on EVs contribute to making the TCO for EVs more attractive. For many of the new eLCVs, the TCO is lower than their comparable ICE vehicles. According to BNEF's "Electric Vehicle Outlook 2021" analysis [44] in Germany, the TCO of an eLCV is $1.2/km, that is marginally lower than an equivalent diesel model, and the gap is expected to increase over time. Going forward, the TCO of EVs is expected to continue to decrease to less than $1.0/km in the coming years, driven by lower battery costs with on-going improvement in battery technology and efficiency.

ESG Initiatives

A large number of corporations and private companies, especially fleet owners and operators, are looking to go carbon-neutral and accelerate sustainability goals. Many have made carbon-neutral pledges and announced Greenhouse Gas (**GHG**) reduction goals that will require them to convert their fleet mix to alternative fuels. Given that the bulk of carbon emissions in the delivery chain come from the last-mile leg, LCV fleet operators are looking to EVs to help meet their ESG goals. The Climate Group, a non-profit global organisation addressing climate change, has commitments via its EV1OO initiative, from over 100 companies to

---

[42] https://www.automotive-fleet.com/10139757/2020-commercial-vehicles-electrification-in-europe
[43] https://www.automotive-fleet.com/10139757/2020-commercial-vehicles-electrification-in-europe
[44] Same as above

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switch their fleets to EVs. Table 22 below is a summary of major corporations that have made lower carbon emission commitments.

Table 22: Private sector announcements regarding electrification

Company	Scope	Target / Actions
Amazon	Global	Net carbon neutral by 2040 and ordered 100,000 BEV LCV from Rivian
UPS	Global	Net carbon neutral by 2040 and ordered 10,000 BEV LCVs
FedEx	Global	Transition to all zero-emissions fleet and carbon-neutral operations by 2050
PepsiCo	Global	15% GHG reductions by 2025
Anheuser-Busch	US	Ordered 800 hydrogen fuel cell trucks from Nikola
DHL Group	Global	Net-zero emissions by 2050 and delivery by EVs in the medium-term
Ingka Group	Global	Zero-emission deliveries in all cities by 2025
Japan Post	Japan	1,200 electric vans by 2021 and net-zero emission logistics by 2050
JD	China	Replace >10,000 fleet with new energy vehicles by 2022
SF Express	China	Launch nearly 10,000 BEV logistics vehicles
Walmart	US	Electrify whole vehicle fleet by 2040

Source: "Global EV Outlook 2021" IEA, Company filings

Governmental Policies

Regulations will continue to be a tailwind for electrification in the LCV segment, as governments worldwide continue to emphasise reducing GHG and other emissions that contribute to poor air quality, especially in urban areas. Governments are providing incentives such as tax breaks, subsidies and restrictions on ICE vehicles to encourage electric commercial vehicles in many markets. Most national governments already have ambitious vehicle fleet electrification targets. Examples include the EU's CO2 emissions regulation for cars and vans and China's New Energy Vehicles (**NEV**) mandate.

In September 2020, California was the first American state to announce an executive order to phase out the sale of new, gas-powered passenger cars and trucks by 2035. In June 2020, the California Air Resources Board (**CARB**) advised manufacturers to increase the proportion of zero-emission trucks, delivery vans, and heavy-duty pickups sold in California starting in 2024. CARB predicts that by 2035 all sales of new vehicles should be zero-emission. According to Cowen Research, the new mandates have a broader impact since 13 other American states have followed California's lead. The policies will incentivise manufacturers and operators to push the electrification of their product portfolio and fleet.

eLCV market growth

BNEF projects EV's share of total commercial vehicle sales to increase from 1.0% in 2018 to nearly 60.0% by 2040, with increases in all three segments: i) Light-duty (1.0% in 2018 to 30.0% in 2040); ii) Medium-duty (0% in 2018 to 19.0% in 2040); and iii) Heavy-duty (nil in 2018 to 10.0% in 2040).

Figure 7: Commercial EV share of sales forecast

70%
60%
50%
40%
30%
20%
10%
0%
1% 1% 2% 2% 4% 5% 7% 9% 11% 14% 17% 21% 24% 27% 29% 32% 34% 37% 40% 44% 49% 54% 59%
2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030 2031 2032 2033 2034 2035 2036 2037 2038 2039 2040
Light Duty
Medium Duty
Heavy Duty
Total Commercial EV Share of Sales

Source: BNEF Cowen

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Of all commercial vehicles, light-duty vehicles currently have the largest advantage over their ICE counterparts due to the favourable TCO, and lesser range and charging issues. Given these advantages and the supportive business initiatives and government policy tailwinds, the adoption rate of eLCVs is expected to increase over the next ten years. The sales volume of LCVs is expected to increase by about 57.7% annually from 2021 to 2024, as shown in Table 23 below.

Table 23: eLCV sales volume in Europe: 2015-2024E

CAGR	2015-19	2019-2024E
LCV	4.4%	0.8%
eLCV	41.8%	57.7%

Sales Volume (thousands)
1,600
1,400
1,200
1,000
800
600
400
200
-
2015 2016 2017 2018 2019 2020E 2021E 2022E 2023E 2024E
LCV: 1,201 1,272 1,342 1,373 1,411 1,368 1,371 1,364 1,340 1,289
eLCV: 5 6 11 15 21 24 41 71 122 205
eLCV LCV

Penetration Rate %	*0.4%*	*0.5%*	*0.8%*	*1.1%*	*1.5%*	*1.7%*	*2.9%*	*5.0%*	*8.3%*	*13.7%*

Source: OICA, Frost & Sullivan

According to a study by Frost & Sullivan that was commissioned by the Company, it is anticipated that in the US, eLCV sales are expected to increase from approximately 1,500 vehicles in 2020 to 52,600 in 2024 while eLCV sales in Europe are projected to grow to nearly 205,000 units in 2024 as illustrated in Table 24.

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Table 24: eLCV sales volume in US: 2015-2024E

CAGR	2015-19	2019-2024E
LVC	3.3%	5.1%
eLCV	0%	779.4%

Sales Volume (000s)
700
600
500
400
300
200
100
-
449
490
474
477
510
508
530
561
583
603
-
-
-
-
-
2
10
19
34
53
2015
2016
2017
2018
2019
2020E
2021E
2022E
2023E
2024E
eLCV
LVC

Penetration Rate %	0.0%	0.0%	0.0%	0.0%	0.0%	0.3%	1.8%	3,2%	5.4%	8.0%

Source: OICA, Frost & Sullivan

eLCV sales in China are projected to be over 252, 000 vehicles over the same timeframe. The total forecast eLCV sales for these three major regions is over 510,000 vehicles as illustrated in Table 25 below.

Table 25: eLCV sales volume in China: 2015-2024E

CAGR	2015-19	2019-2024E
LCV	-2.2%	-0.1%
eLCV	37.1%	12.2%

Sales Volume (000s)
3,500
3,000
2,500
2,000
1,500
1,000
500
-
3,164
2,757
2,731
2,878
2,794
2,416
2,500
2,500
2,627
2,671
40
73
103
136
142
144
175
212
234
253
2015
2016
2017
2018
2019
2020E
2021E
2022E
2023E
2024E
eLCV
LVC

Penetration Rate %	1.3%	2.6%	3.6%	4.5%	4.8%	5.6%	6.6%	7.8%	8.2%	8.6%

Source: OICA, Frost & Sullivan

eLCV adoption challenges

While the growth drivers for electrification are strong, there are several challenges to overcome in order to achieve the adoption rate curve outlook. In general terms, the main challenges are "range anxiety" and the lack of charging infrastructure, safety,

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quality and reliability concerns, and the lack of wide service and support networks. Additionally, when purchasing EVs, the long-term viability of the eLCV OEM will be an important factor.

Range anxiety and charging infrastructure

The main EV user concerns include the mileage range, the time required to recharge and the lack of charging infrastructure. Battery efficiency, and size, determines vehicle range and power, both of which are critical to commercial vehicle operators. While battery technology and efficiency are improving, the range and refuelling availability for commercial vehicles still lags their ICE counterparts. The range anxiety and charging issues are less of a concern for last-mile delivery vehicles (i.e. LCVs), as these vehicles tend to run in limited duty areas, average under 50 miles per day, return to a central location and are typically parked overnight, allowing ample time for charging.

In the coming decade, concerns related to EV charging infrastructure will diminish as Governments and private enterprises invest in building networks of charging points. According to Frost & Sullivan, public charging points in the US and Europe are expected to increase at a 20.0% CAGR to 671,000 by 2024 from around 267,000 in 2019.

Apart from the readily available charging stations from expanding charging networks, stakeholders also need to ensure:

a) availability of fast charging, which will enable quicker turnaround times;

b) near 100% uptime at all charging points through regular preventive maintenance; and

c) transparency and communication in case of downtime to avoid stranded drivers.

Figure 8: Availability of public charging network (US and EU): 2019-2024E

Public charging stations (000s)
500
400
300
200
100
0
188.6
78.5
214.9
92.8
258.4
117.7
311.1
147.7
374.6
181.3
451.3
220.1
2019
2020E
2021E
2022E
2023E
2024E
Europe
US

Source: Frost & Sullivan

Safety, quality and reliability

EVs have experienced much publicised battery fires and related recalls that raise concerns for potential buyers. While the incidents are comparatively few, poor public perception could be sufficient to slow the acceptance of EVs. Additionally, purchasers demand quality and reliability comparable to established ICE vehicles and will look to these factors when purchasing EVs. The traditional ICE manufacturers have developed very high standards over decades of investment and improvements. The concern over quality and longer-term reliability issues in new EVs is a critical barrier that manufacturers must overcome from the outset. New vehicle development and launch are typically fraught with quality issues. Acceleration of launch and ramp up curves may increase risk of quality issues and drive away demand.

Service and support

While high quality and reliability standards are a given in the commercial vehicle market, there will always be some level of service and repair required. Many fleet operators may establish in-house service capabilities but, to most, having strong OEM service and support back-up is critical. This requirement is elevated with respect to EVs due to their new and advanced technology. New players that lack the infrastructure and network of the existing OEMs must develop their service strategy to address these concerns.

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Long term viability of OEMs

There has been a rapid increase in the number of companies entering the EV market ranging from traditional ICE OEMs to smaller niche players that are using an "asset light", contract manufacturing model. In each case, some amount of upfront capital is required in design, development and launch new models and each business strategy has a break-even sales volume requirement based on their individual business strategies. Given the number of new products seeking to capture a share of the eLCV market, capacity and supply oversaturation is a risk. It is possible that the demand may be insufficient to support all of the prospective players' proposed supply at present and some of the new players may not be viable in the longer-term. Buyers may potentially factor in their views on the respective manufacturers' longer-term viability when considering eLCV purchases.

Barriers to entry

Companies entering the eLCV market face significant barriers. The industry is in an early stage of development. The design, develop, approval and launch of new vehicles is lengthy and costly. Meanwhile, there are a number of companies entering the eLCV market in addition to the traditional OEMs all competing to capture market share. Whilst first movers have an advantage in capturing early demand, in the long-run manufacturers that lead the way in design, technology, cost, quality and reliability may ultimately be the biggest winners. In addition to the significant time and capital investment required, eLCVs manufacturers face other barriers to entry, such as supply chain constraints, the need to build quality and manufacturing competencies, challenges of developing new technology and attracting talent.

Start-up capital requirement and launch/ramp up costs

The development, manufacturing and launch of any new vehicle requires substantial capital investment, sufficient working capital and time. The investment starts with research and development, product engineering and design. Once a design is finalised manufacturers must develop a supply chain, supply tooling for manufacturing and develop manufacturing operations including plants and equipment. Vehicles must pass detailed testing and homologation processes for road-readiness certification. Capital requirements can range from tens of millions of dollars to over $1.5 billion depending on the manufacturing strategy (i.e. contract manufacturing or vertical integration). The entire product development and launch process can take several years before a vehicle is introduced to the market.

Supplier constraints and reliance on China supply base

Battery and battery material supply is becoming a key issue with demand projected to outpace supply. With many of the commercial and consumer EVs expected to launch over the next two to three years, industry battery capacity may be a key gating factor for vehicle production volumes. EV manufacturers will be competing for a potentially limited supply that is mostly centred in Asia and more specifically China. Big players in the industry, e.g. Tesla and the traditional vehicle OEMs, are seeking to lock in supplies of the limited capacity and/or vertically integrating battery manufacturing to address supply concerns. Smaller players may experience challenges and higher costs to secure key components, materials and manufacturing capacity.

In addition, the industry is facing the current shortage of semi-conductor chips and increased logistics costs. Both issues are anticipated to continue until 2022 and is expected to affect the cost and delivery of eLCVs.

Quality and manufacturing competencies

Customers demand quality and reliability. The concern over quality issues, especially battery fires (as experienced by GM Bolt and Tesla) is a critical barrier that EV manufacturers must overcome. New vehicle development and launch often trigger multiple quality issues that take time to address. The acceleration of launch and ramp up curves may damage the perception of quality and deter potential buyers. Many new eLCV OEMs are start-ups and as such lack the proven experience required to manufacture efficiently and effectively.

Technology and talent

Technology is a key differentiator in EVs. For example, the power management and electronic controls significantly impact the efficiency of EV performance, which in-turn affects the competitiveness of the vehicle. To increase market share from both eLCV competitors and ICE counterparts, manufacturers will typically need technological differentiators to distinguish their vehicles in the market. Much of the EV technology can be purchased therefore it is readily available to asset light and niche players. The

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need for significant investment in research and development at an early stage, finding talent and market pressure to innovate may become significant issues for new market entrants.

Competitive landscape

The alternative fuel commercial vehicle market is experiencing a rapid increase in competition driven not only by the e-commerce boom, but also by the improving economics of EVs compared to traditional ICE. Globally, there has been increasing government policy support for the decarbonisation of the transportation industry. As a result, there has been an increase in new vehicle manufacturers as well as nearly all incumbent automotive and truck OEMs entering the market looking to capitalise on the trend. Currently, EVs launched by established OEMs are the market leaders in eLCV markets.

Table 26: eLCV market developments in Europe

Market Share of Automobile OEM, In terms of eLCV Sales Volume, Europe, 2019

9.90%
90.10%
Top 5
Others

Ranking of Automobile OEM in terms of eLCV Sales Volume, Europe		Sales Volume (000 units), 2019	Market Share
1	Street Scooter GmbH	9.0	42.9%
2	Groupe Renault	6.0	28.6%
3	Nissan	3.0	14.3%
4	Peugeot	0.5	2.4%
5	Citroen	0.4	1.9%

Source: Frost and Sullivan

In the US, there were not many models of EVs available in 2020. However, in 2021-22 there is expected to be many launches of eLCV including the E-Transit by Ford and BrightDrop by GM, as well as several new manufacturers. Currently the ICE versions of Ford's Transit and GM's Express dominate the US delivery van market with 50% and 20% market share, respectively, making the transition to the electric versions very competitive due to customers' familiarity of the ICE version and Ford and GM's existing sales and service infrastructures. Nearly all traditional OEMs and independent manufacturers have announced a range of all-electric or hybrid commercial models to be launched in coming years. In the near-term the eLCV competition will mostly be from vehicle upfitters that customise existing ICE vehicle models with electric powertrains as this is the lowest-risk and quickest route to the eLCV market.

Competitively, the Class 1 market is highly fragmented with less competition than the other commercial vehicle types (i.e. Class 2 to Class 8). However, this is changing rapidly, as several new and traditional vehicle manufacturers are in the process of designing and launching Class 1 EVs. These smaller vehicles, with shorter-distance delivery routes, do not require the same level of power, and hence battery cost/weight as needed in higher class segments. This means that batteries for these vehicles are less expensive, equating to a more cost-effective vehicle.

Key industry players

Table 27 below provides list of announced eLCV launches in 2021 and 2022. The volume of new vehicle launches demonstrates the competition between both new manufacturers and existing OEMs seeking to capture market share. Of these new players, Rivian appears to be leading the way with a 100,000 electric van order from Amazon, the cornerstone investor in the company. Arrival has received a 10,000 electric van order from UPS.

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Table 27: EV models announcements (light trucks/vans) – announced

Manufacturer	Model Name	Commercial Availability	Battery size (kWh)	Range (Miles)	Weight Class
StreetScooter	Work	2016	40	232	Class I
VW	e-Crafter	2017/18	36	175	Class I
Nissan	E-NV200	2018	40	280	Class I
Renault	Master ZE	2018	33.0	200	Class I
StreetScooter	Work L	2018	40	187	Class I
SAIC	MAXUS	2020	56	200	Class I
Citroen	Berlingo-E	2021	22.5	170	Class I
ELMS	Elms EV Urban Delivery Van	2021	n.a.	150	Class I
EVT Motors	Urban Truck	2021	92.5	173	Class II-III
EVT Motors	Van	2021	106.2	109-173	Class II-III
Ford	E-Transit	2021	43-86	60-126	Class II-III
Lightning eMotors	Transit Cargo Van	2021	86,105	140,170	Class II-III
Mercedes-Benz	eSprinter	2021	44,55	115,150	Class II
Peugeot	e-Partner	2021	22.5	170	Class I
GM	BrightDrop EV600	2021	n.a.	250	Class II-III
Renault	Kangoo ZE	2021	33.0	270	Class I
Rivian	R1T	2021	105	300	n.a.
Chrysler	Pacific Hybrid	2021	16	32	n.a.
Workhorse	C650	2021	35,70	100,150	Class II-III
Workhorse	C1000	2021	35,70	100,150	Class II-III
Atlis Motor	XT Pickup	2022	125	300	n.a.
Arrival	Arrival Van	2022	n.a.	n.a.	n.a.
Bollinger	B2 Class-e Cab/Deliver-E	2022	105, 140	200	Class II-III
Ford	F-150	2022	44-133	112-211	Class II-III
GM Cruise	Origin Delivery Variant	2022	n.a.	n.a.	n.a.
Lordstown Motors	Endurance	2022	n.a.	250	n.a.
Rivian	Cargo Van	2022	n.a.	n.a.	Class II-III
Tesla	Cybertruck	2022	n.a.	250	n.a.
Alpha Motor	Wolf	2023	n.a.	250	n.a.
Canoo	MPDV1	2023	40-80	130-230	n.a.

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Manufacturer	Model Name	Commercial Availability	Battery size (kWh)	Range (Miles)	Weight Class
Oshkosh Defense	NGDV (for USPS)	2023	n.a.	n.a.	n.a.
Chanje	V8100	TBD	n.a.	n.a.	n.a.

Source: "Electric Vehicle Market Status" MJB&A, April 2021, company websites

Competing go-to-market strategies

Companies seeking to enter the eLCV industry have a variety of go-to-market strategies, each with varying capital investment requirements and risk and reward profiles.

Figure 9 below illustrates some of the new entrants with their respective target niche markets in the eLCV industry. Although the eLCV market appears less penetrated, especially Class 1, a number of models are expected to launch in the next five years.

Figure 9: Commercial EVs ecosystem

Company Name
Class 1
Class 2
Class 3
Class 4
Class 5
Class 6
Class 7
Class 8 Truck
Class 8 Bus
Arrival
Canoo
Workhorse
Electric Last Mile
REE Auto
Liqhtning eMotors
Cenntro
Nikola
Hyliion
Shyft Group
ADOMANI
GreenPower Motor
Hyzon
Lion Electric
Proterra
Tesla
XL Fleet
Xos Trucks

Source: ELMS Analyst report (abstract)

At a high level, manufacturers in the EV market have one of three go-to-market strategies.

Each strategy has advantages and disadvantages related to speed to market, capital requirements, flexibility, operational costs, asset utilisation and market targeting.

The first "go-to-market" strategy eLCV manufacturers have pursued has been an upfitter or conversion model. Manufacturers converted existing truck chassis and retrofitted these with electric powertrains. This strategy provides flexibility, allowing a wide array of vehicles to be converted and speed to market. This strategy requires the least amount of upfront capital investment for the manufacture of EV as OEMs use existing manufacturing facilities, assembly lines and trained personnel. However, the strategy provides somewhat limited design choices due to the incumbent design of the ICE vehicles. As OEMs invest in new designs and as new manufacturers enter the market, this strategy will become less common.

As electrical efficiency is one of the most important characteristics for any EV (it impacts battery size, range, payload weight and cargo capacity), it gave rise to a "skateboard platform", where the battery and electrical architecture are housed in the chassis. This strategy allows manufacturers to design and source batteries, motors, inverters and the associated software to build a platform that can be leveraged across multiple vehicle models. The introduction of skateboard platforms offers OEMs good economies of scale and flexibility to compete in the changing eLCV market with lower capital risk, while it also provides entry into the market by new players.

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The highest risk, highest reward strategy is the holistic strategy, in which the OEM designs, develops and manufactures the whole EV. This strategy is typically highly capital intensive, however, the capital requirements tend to vary based on the level of vertical integration the manufacturer undertakes. The level of vertical integration ranges, i.e. large EV OEMs such as Tesla control most aspects of the manufacturing whilst OEMs that focus on design and technology aspects tend to contract most of the manufacturing.

Most new entrants in the EV market have developed new business models that seek to capture a targeted portion of the emerging EV market with specific value propositions while attempting to limit the capital investment requirements. The new entrants tend to be "new niche" entities that mainly design and market and then contract "the build" to manufacturers, so as to minimise the manufacturing requirements to constitute final assembly. These are "asset light" OEMs.

CEG falls into the category of the "asset light" business model market space, as illustrated in the picture below.

Figure 10: Manufacturing business models

OEM Business Strategies
FTI has identified 4 major strategies and associated business models for EV companies as they seek to capture a targeted portion of the emerging market with specific value propositions
Demonstrated Success
Defending, Capturing, or Creating Future EV Market
Supporting Future EV Market
Business Model Type:
New Vertically Integrated
Traditional OEM
New Asset Light
New Niche
Strategy
- First to market; capture the initial EV buying wav
- -Vertically integrate to control supply, quality and cost
- Transition from ICE to EV vehicles
- Develop overall platforms and reducing cost to appeal to all buyers
- Vertically integrated on key components and systems
- Utilize existing assets to compete
- Design and final assembly capabilities
- Small level of vertical integration
- Design capabilities only
- Contract all components and vehicle assembly
Key Considerations
- Significant up-front investment requirements
- Large companies and fixed costs
- Missteps expected as leaders of the industry; well along the learning curve
- Experienced in automotive space
- Internal capital to support growth
- ICE sales can be "cash cow" to fund EV evolution
- Moderate level of investment required
- Less control of supplier market and costs
- Must learn how to make autos effectively and efficiently; longer learning curve
- Niche players targeting very discrete markets and applications
- MaaS players see EV as a tool to support their broader business
Representative Companies
gm
LORDSTOWN
Focus
Lowering of Components and Battery Pricing
Continued R&D which translates to sustained Revenues
Lowering of Components & Battery Pricing
Cost discipline and leveraging existing scale while making existing R&D investments
Right sourcing and partnerships to keep R&D costs lowers
Cheap funding/financing for longer-term investments and growth
Right sourcing and partnerships to keep R&D costs lowers
Lowest SG&A profile with no connection to End Customers
Note: 'New Asset Light' - Companies which are new entrants with minimal vertical integration and lower EV R&D; 'Maas' – Manufacturing as a Service
Sources: Bank of America Industry Reports; Company Financial Statements (Tesla, Ford, GM); Investor Presentations (Lordstown, Rivian); FTI Analysis
1

Source: FTI Consulting analysis

Comparable companies

Based on our industry overview above, and the typical "go-to-market" strategies, we have identified a sub-set of industry players and focused on companies that are either "asset light" or "new niche". These selected entities have been summarised in Appendix E.

In selecting these comparable companies, we have screened all of the market participants (described in Figure 9 above) and focused predominantly on the new entrants with pure EVs manufacturers that operate in the eLCV market. We have excluded the larger traditional OEMs, although we acknowledge that they also compete in the eLCV market.

We have summarised in Appendix E of this report further parameters related to these companies, and in particular their stage of development of their operations, technology and projected revenues in the specific market areas, geographically and vehicles.

Our analysis of the comparable companies allowed us to also analyse their operational models and compare to CEG in order to understand their revenue potential and trading multiples based on current market sentiment as explained in further detail in Appendix E.

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Concluding comments

The eLCV market comprises a number of established players and due to the high anticipated global market growth, there is an increasing number of new entrants to the market, all of which are at various stages in their development life cycles: from early- and late-development stage, pre-production and commercial production. In addition to the pure-play EV entrants in the market, a substantial number of the traditional OEMs have also developed EVs, being commercial and consumer. Most of the developed and larger developing economies are introducing incentives for the adoption of EVs, which will also impact consumer sentiment. The pricing of batteries is expected to reduce over time and alternative new technological solutions may also be discovered, which will encourage further options for business strategies by the existing and new entrants.

In addition, the ESG focus of investors is becoming more prominent and this, coupled with the global warming concerns, will further encourage demand and the supply of EVs. However, we note that EV adoption trends are still highly uncertain, as there have been a few challenges associated with infrastructure development for battery charging, raw materials for the manufacture of batteries and increasing costs, supply chain challenges brought about by the impact of the global COVID-19 pandemic.

In conclusion, the EV market has significant growth potential, which is relevant to eLCVs. Successful market players will be those who exhibit a combination of adaptable strategies, sound technological advancements, cost effective operations and sustainable marketing and investment strategies.

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8. Methodology

In this section we summarise our approach to valuing a share in NBG before and after the Proposed Transaction including:

- Our approach to the fairness assessment
- Our selection of the valuation methods to value NBG before and after the Proposed Transaction
- Other factors affecting our analysis.

8.1 Approach to fairness assessment

In selecting our approach to assessing the fairness of the Proposed Transaction, we have considered RG 111, that provides specific guidance on how an independent expert should evaluate a transaction as well as RG 170, that provides further details on the use and disclosure of prospective financial information.

For transactions involving the issue of shares by a company otherwise prohibited under Section 606 and approved under Section 611 (7) and the effect on the company's shareholding is comparable to a takeover bid, RG 111 states that the transaction should be analysed as if it was a takeover bid.

Under RG 111 the "fair and reasonable" test represents two distinct criteria, and a takeover offer is considered "fair" if the value of the consideration is equal or greater than the value of the securities that are the subject of the offer.

Based on the facts and circumstances of the Proposed Transaction and RG 111.11, it is our view that the appropriate approach to assessing fairness to be to compare:

to

The valuation methods which we have considered are discussed below:

8.2 Valuation methods considered

RG 111 sets out the valuation methods that an independent expert should generally consider when valuing assets or securities for the purposes of transactions such as share capital returns, selective capital reductions, schemes of arrangements, takeovers and prospectuses. These methods include:

- the discounted cash flow (**DCF**) method, that entails the use of prospective financial information to estimate the present value of future expected cash flows and the addition or subtraction of any surplus assets or liabilities.
- the capitalisation of future maintainable earnings (**CFME**) method, that entails capitalising an estimate of future maintainable earnings, using an earnings multiple reflective of future earnings expectations and risk, and the addition or subtraction of any surplus assets or liabilities.
- the net asset value method (**NAV**), that entails estimation of the value of an entity's assets less the value of the entity's liabilities, which can include assessing the amount that would be available for distribution to security holders on an orderly realisation of assets.
- any recent genuine offers received by the target for any business units or assets as a basis for the valuation of those business units or assets. This method is typically used as a cross check to any of the above methods

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- the quoted market price (**QMP**) method for the listed securities when there is a liquid and active market. This method is typically used as a cross check to any of the above methods.

Each of the above methods may be appropriate in certain circumstances. The decision as to which method to apply generally depends on the nature of the business being valued, the availability of appropriate information and the method or methods most commonly adopted in valuing similar business. Further details on these methods are set out in Appendix C of this Report.

RG 111 does not prescribe these methods as the method(s) that the expert should use in preparing an independent expert's report. The decision as to which method to use lies with the expert based on the expert's skill and judgement and after considering the unique circumstances of the entity or asset being valued. In general, an expert would have regard to valuation theory, the accepted and most common market practice in valuing the entity or asset in question and the availability of relevant information.

Different methods are appropriate for valuing particular companies, based on the individual circumstances of that company and available information. It is possible and recommendable for a combination of different methods to be used together to determine an overall value where interests are valued using more than one method.

8.3 Selection of valuation methods

In this section we outline the various methods which we have considered in our valuation of NBG before and after the Proposed Transaction, including our valuation of CEG, in our assessment of fairness of the Proposed Transaction.

Valuation of NBG before the Proposed Transaction

Overview

In selecting the appropriate method with which to assess the value of the shares in NBG before the Proposed Transaction, we have considered the valuation methods noted and in Appendix C, the nature of the business and the available financial information, and market data.

Primary methodology

We have selected the NAV method as our primary valuation method for NBG before the Proposed Transaction.

In determining the appropriate method to value NBG before the Proposed Transaction, we have considered:

- whether the business is a going concern
- generally accepted valuation methods (refer to Appendix C)
- the nature of the operations of NBG
- the audited financial performance for the financial years ended 31 January 2021, the reviewed six months to 31 July 2021
- the availability and quality of prospective financial information.

The NAV method is often appropriate to use when the subject of the valuation:

- is a holding company or otherwise "shell" with minimal operating activities
- has liquid assets (such as cash) or holds significant property, plant and equipment or is considered "asset rich"
- is making losses or profits but at a level less than the required rate of return and ordinary realisation of assets may be considered an option in the near future
- has businesses that are being divested
- has assets which are surplus to the core operating business.

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The NAV method is also considered appropriate for the valuation of FOH for the following reasons:

- the operations of FOH are not substantial in the context of the net asset value of NBG
- FOH has not been profitable for the past few years, that indicates the intangible asset value associated with the Licence agreement may be minimal
- we could not find any potentially comparable market transactions for licences similar to FOH.

QMP

We have selected the QMP as a cross check to the NAV method used for valuing NBG before the Proposed Transaction.

NBG is listed on the NASDAQ, that is regulated and observable market where NBG's shares have been actively traded. Approximately 95.5% of the shares of NBG's are free float with very few institutional investors. The Shareholders are predominantly individual private investors.

Valuation of NBG *after* the Proposed Transaction

Overview

In selecting the appropriate method or methods with which to assess the value of the shares in NBG after the Proposed Transaction, we have considered the valuation methods noted above and in Appendix C, the nature of the business and the available financial information, and market data.

The value of NBG after the Proposed Transaction will comprise the value of the business of CEG, plus the cash held by NBG. Below we summarise the methods proposed to assess the value of NBG (Combined Entity) after the Proposed Transaction.

Primary methodology

CEG is an early-stage business. A commonly preferred methodology to value early-stage businesses is the DCF method. The DCF method requires reasonably robust prospective financial information in the form of forecasts or projections for which the key assumptions including management assumptions, industry trends and data, can be tested.

The eCV industry has a significant number of potentially comparable listed eCV companies from which various valuation multiples can be derived and used to estimate the value of CEG using the CFME Method. Due to a lack of historical revenue or earnings, only multiples of forecast earnings and revenue are currently meaningful for these listed eCV competitors. Therefore, using this method would also require reasonably robust prospective financial information.

CEG's prospective financial information

We were provided with CEG's five-year financial projections in a financial model (**Financial Projections** or **Financial Model**) for the CEG business. We note the following:

- CEG is an early-stage company with significant growth expectations, therefore understanding the basis of the future plans for the company is critical to our valuation analysis.
- CEG Management prepared the Financial Projections to 31 December 2025 reflecting assumptions of substantial growth in revenue and profitability.
- At the date of this report, many of the forecast assumptions were not substantiated.
- There is a listing of relevant risks in the NOM and summarised in Section 10 of this Report that discuss the uncertainties inherent in the Financial Projections.
- CEG is currently incurring significant losses. To generate profits in the near - to mid-term, the Company will need to overcome a number of known and unknown challenges.
- The value of the Combined Entity will include the cash held by NBG. This cash has been assumed to fund growth plans in the Financial Model.

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As per RG 111.96, we assessed the reasonableness of the Financial Projections by undertaking the following:

- Checked various versions of the Financial Model for commercial reasonableness and advised NBG Management of our findings and concerns
- Reviewed and tested the logic of the Financial Model and challenged the key assumptions based on our understanding of the financial performance and outlook for the industry and the potentially comparable listed companies
- Held discussions with the CEG Management to ask queries regarding the Financial Projections
- Held discussions with the Directors to understand their views of the Financial Projections following the independent operational and financial due diligence reviews
- Reviewed documents such as historical financial performance, historical and projected number of vehicles sold or expected to be sold, proposed model range, capital expenditures projections and associated capacity, plans for channel partners development and associated lead times, market data on projected production and sales levels by competitors in order to form an independent view on the reasonableness and supportability of the Financial Projections
- Reviewed operational and financial due diligence reports commissioned by NBG
- Held discussions with the NBG Independent Directors following their review of those reports
- Conducted sensitivity analysis on the Financial Model based on our research on the financial performance and outlook for the eCV industry and projected production levels and sales targets for the potentially comparable listed companies.

As per the guidance provided in RG 170 and the results of our above procedures, we conclude that there is a high level of uncertainty regarding whether the Financial Projections are achievable and there are insufficient reasonable grounds to support the underlying assumptions in the Financial Projections to meet the standard required for an IER. Therefore, since both the DCF method and CFME method require, in this instance, prospective financial information with a sound basis, we are of the opinion we cannot apply either method with sufficient accuracy. This is discussed further in Section 10 of this Report.

8.4 Other considerations

Premium for control

We have valued NBG before the Proposed Transaction, on a controlling interest basis, as per RG 111.

Using the NAV method is generally considered to result in a value estimate on a controlling interest basis.

Unaudited accounts on 31 July 2021

For the valuation of NBG before the Proposed Transaction, we have relied on the book values from the reviewed interim financial statements as of 31 July 2021. We note that the auditors reviewed the 31 July 2021 interim financial statements.

As per RG 111.94, we assessed the reasonableness of the reviewed statement of financial position on 31 July 2021 taking into account the auditor's report.

FTI Consulting's analysis included:[45]

- discussing the reviewed financial statements with NBG Management
- reviewing the impairment testing analysis of the licence agreement with ABG and performing our own analysis to confirm its reasonableness
- reviewing balance sheet movements compared to prior financial years

---

[45] Our analysis as outlined above does not represent an audit opinion.

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- reviewing the management accounts underlying the reviewed accounts in terms of split between the NBG and FOH entities
- requesting comparable financial statements for the prior financial year excluding the impact of the divested business of Bendon to allow comparability
- reviewing the monthly management reporting to the Board for FOH as well as compared actual versus budgeted performance
- reviewing the terms of agreements with related parties and their reflection in the accounts
- researching public announcements of recent capital raisings
- confirming the exchange rates used to convert the financial statements from NZD to USD.

Based on NBG being predominantly a "cash shell" with limited-scope operations, we concluded that there are reasonable grounds to rely on the book values of the assets and liabilities as reflected in the reviewed statement of financial position as of 31 July 2021 for the purposes of our valuation analysis.

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9. Valuation of NBG before the Proposed Transaction

9.1 Introduction

In this section, we estimate the fair market value of an issued share in NBG before the Proposed Transaction, on a controlling basis, using the NAV method, assuming the business is a going concern.

Our reasons for the selection of the NAV method, as a primary method, for the valuation of NBG before the Proposed Transaction are summarised in Section 8 of this Report.

We also include in this section our comments on the differences between the share trading price of NBG's shares on the NASDAQ and our fair market value per share as assessed using the NAV method in accordance with RG 111.82.

9.2 Summary opinion on value

Our fair market value assessment of an issued share of NBG before the Proposed Transaction (on a controlling interest basis) is summarised in the table below:

Table 28: Summary valuation of an NBG share before Proposed Transaction

$000's ($ for price per share)	Fair market value estimate
Book value of NBG's net assets as of 31 July 2021	280,969
A. Adjustments for changes after 31 July 2021	17,294
B. Fair market value adjustments	(1,731)
C. Adjustments for value of options/warrants	(45,138)
Fair market value of 100% of the issued shares of NBG (on a control basis)	**251,394**
D. Number of shares on issue (000)	994,875
Fair market value per share (on a control basis) ($)	**0.2527**

Source: NBG interim financial statements as of 31 July 2021, NBG Management calculations and schedules, FTI Consulting analysis

The NAV method has been applied as follows:

We have used the latest available interim statement of financial position as of 31 July 2021, that has been reviewed by the company's auditors and, in our view, forms a reasonable basis for our valuation analysis.

We then adjusted the net book value of assets and liabilities as follows:

A. Adjusted the net assets position for changes between 31 July 2021 and the Valuation Date, assuming events which have occurred, or are expected to occur before the Proposed Transaction, not taking into account events or changes that are only a function of the successful closing of the Proposed Transaction

B. Applied fair market value adjustments for inventory and intangible assets, workforce and contractual agreements, where necessary

C. Assessed the fair market value of the Options and deducted from the estimated fair market value of the equity, to calculate the value on a fully diluted basis.

Each of these steps is outlined in further detail in the sections below.

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9.3 Approach

As set out in Section 8.3, we have selected the NAV method as our primary valuation method to assess the fair market value of an issued share in NBG before the Proposed Transaction. We have also compared our valuation to the share trading price of NBG before the announcement of the Proposed Transaction.

We have selected the NAV method as we are of the view that this is the most appropriate method given the nature of the operations of the Group, as summarised in Section 8.

We have estimated the net realisable value of the assets and liabilities, including the tangible and intangible assets, assuming the entity is a going concern. This method results in a value estimate on a controlling basis.

We have assessed the fair market value of the equity of NBG as follows:

- We have used NBG's interim statement of financial position as of 31 July 2021, which has been reviewed by the company's auditors and is presented in the NOM. We performed necessary procedures, such as the ones detailed in Section 8 of this Report to confirm the reasonableness of the financial position for the purposes of our valuation.
- In order to account for events and developments that have occurred after 31 July 2021, we have adjusted the cash, receivables and payables for these changes, to the extent we have been provided with the information by the Directors.
- We calculated the fair market value of the equity, as follows:
  - adjusted the book value of the inventory of FOH to reflect its potential realisation value in a transaction scenario.
  - analysed NBG Management's impairment testing analysis of the FOH Licence and performed a shadow calculation. Our shadow calculation did not result in a significantly different outcome, and hence we assumed the book value of the FOH Licence is reflective of its fair market value
  - we have valued the workforce and management of NBG at nil for the following reasons:
    - NBG does not have a dedicated team to run the FOH operations because most of the operational functions have been outsourced to Bendon under the FOH Service Agreement.
    - NBG's senior management team has been focussing on seeking out potential acquisitions.
  - we have valued the FOH Service Agreement with Bendon at nil because we are assuming it to be "at market" rates since it has very recently been agreed between the parties.
  - we have assumed the book values of all other assets or liabilities to be representative of their market values because they are either minimal or monetary assets and liabilities.
  - we have deducted the fair market value of the Esousa warrants[46] expected to be issued through the private placement concurrent with the Proposed Transaction. The Directors have advised that the warrants would be issued regardless of whether the Proposed Transaction proceeds.
  - we have deducted the fair market value of the Directors' Options and CEO Incentive Shares outstanding as at the Valuation Date.
- We have not explicitly valued the FOH Licence agreement because it has already been recorded on NBG's balance sheet at its recoverable amount and has been tested for impairment by NBG Management as at 31 July 2021 for the purposes of the half year accounts. We reviewed the key value drivers adopted in the fair value analysis for impairment testing purposes and we are of the view that these are within a range of reasonableness.

[46] Esousa units include one share (**Esousa Shares**), 0.65 of 1-year warrant and one 5-year warrant (**Esousa Warrants**).

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- We note that NBG is effectively a "cash shell". From our research, we note that listed "cash shells" trade at a premium to their net asset value that typically reflects the costs associated with listing the company on an exchange. We have not adjusted for a "cash shell" premium for the following reasons:
  - Most of the comparable companies we reviewed had been recently listed and could have experienced a high share price volatility.
  - A number of the comparable "cash shell" companies were SPACs that have obligations to return funds to investors in the event they do not find appropriate acquisitions.
  - Many of the comparable "cash shell" companies may have access to resources such as capital funding, expertise and support.
  - NBG's share price has been impacted by the Reddit and Robinhood market activity, which suggests NBG's share price to be unreliable as a measure of fair market value.

9.4 NAV method

We have assessed NBG's net asset value as at Valuation Date to be approximately $0.25 per share. Our analysis is summarised in the table below:

Table 29: NAV method of valuation of NBG before the Proposed Transaction

USD 000's	Ref	Book value as at 31 July 2021	Adjustments for events post 31 July 2021	Fair market value adjustments	Adjusted net assets
Current assets					
Cash and cash equivalents	1	279,035	2,965		282,000
Trade and other receivables		790			790
Related party receivable		1,685			1,685
Inventories	4	3,462		(1,731)	1,731
Other current non-financial assets		1,217			1,217
Total current assets		**286,189**	**2,965**	**(1,731)**	**287,423**
Non-current assets					
Property, plant and equipment		26			26
Right-of-use assets		196			196
Intangible assets		8,560			8,560
Related party receivable	2	-	4,832		4,832
Other non-current financial assets		148			148
Total non-current assets		**8,930**	**4,832**	**-**	**13,762**
Total assets		**295,119**	**7,797**	**(1,731)**	**301,185**
Current liabilities					
Trade and other payables	3	13,859	(9,497)		4,362
Lease liabilities		98			98
Current tax liabilities		42			42
Provisions		53			53
Total current liabilities		**14,052**	**(9,497)**	**-**	**4,555**
Non-current liabilities					
Lease liabilities		98			98
Total non-current liabilities		**98**	**-**	**-**	**98**
Total liabilities		**14,150**	**(9,497)**	**-**	**4,653**
Net assets		**280,969**	**17,294**	**(1,731)**	**296,532**
Other Adjustments					
Fair market value of Esousa 1-year Warrants	5				(7,560)
Fair market value of Esousa 5-year Warrants	5				(24,051)

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USD 000's	Ref	Book value as at 31 July 2021	Adjustments for events post 31 July 2021	Fair market value adjustments	Adjusted net assets
Fair market value of Directors' Options	5				(94)
Fair market value of CEO Incentive Shares	5				(13,433)
Total Other Adjustments					**(45,138)**
Equity value of NBG (control basis)					**251,394**
Number of shares on issue (thousands)					994,875
Fair market value per share (control basis)					**0.2527**

Source: FTI Consulting analysis

Our adjustments are summarised below:

A. Adjustments for developments post 31 July 2021

1. Movements in cash – an estimated movement in the cash balance between 31 July 2021 and Transaction closure, assuming the Proposed Transaction has not yet taken place, are summarised below.

   Under the SPA, NBG is required to maintain a cash balance of at least $282.0 million at closure of the Proposed Transaction.

Table 30: Cash adjustments post 31 July 2021

	Ref	US $000's
Cash from Esousa private placement	a	29,975
Cash from ATM Financing	b	20,000
Payment of cash for Phantom Warrants	c	(9,497)
Cash loaned to Bendon	d	(4,832)
Proposed Transaction associated costs and business operating costs between 31 July 2021 and the Valuation Date	e	(32,681)
Net increase in cash		**2,965**

Source: FTI Consulting analysis

a. Cash from the Esousa private placement – an amount of $30.0 million is expected to be received prior to the Proposed Transaction closure (refer to Esousa capital raise included in Section 3.5 of this report).

b. Cash from ATM Financing – simultaneously with the announcement of the Proposed Transaction, NBG is expecting to raise an additional at least $20.0 million from ATM financing.

c. Payment of cash for Phantom Warrants – The Phantom Warrants vest in three tranches, with the first tranche having vested immediately upon issuance, the second tranche vested on 21 July 2021 and the third tranche will vest on 21 January 2022. Each tranche comprises 1.5% of the outstanding Shares as of the date of vesting and expires three years after vesting date. Upon exercise, NBG is required to cash settle the Phantom Warrants. The first and second tranches have both been exercised and settled post 31 July 2021, as reflected in the table above. Upon CEG's request, NBG Management agreed with Justin Davis-Rice to accelerate the vesting and settlement of the third tranche prior to the completion of the Proposed Transaction[47], as discussed in Section 3 of this Report.

[47] As outlined in Section 5 of this Report, and in the NOM, the approximate payout for the third tranche has been estimated between $6.8 million and $23.7 million (based on the low and high of the NBG share price for the six months prior to 16 November 2021), or at $11.9 million based on the NBG share price as at 29 October 2021.

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d. Cash loaned to Bendon – as a part of the Bendon sale, NBG agreed to provide a NZ$7.0 million loan to Bendon (approximately $4.9 million). The loan is a 5-year subordinated senior debt with an initial interest rate of 5% per annum. The facility has been fully drawn down as at 23 August 2021. NBG Management considers the loan to be fully collectible.

e. The associated costs with the Proposed Transaction and business operating costs – comprises costs associated with the Proposed Transaction such as legal, due diligence and other professional fees, as well as day-to-day operating costs of the business.

2. Related party receivable – being the loan facility drawn down by Bendon on 23 August 2021 as referred to in the adjustment 1.d.

3. Trade and other payables – the adjustment relates to Phantom Warrants as referred to in the adjustment 1.c.

B. Valuation adjustments

We made certain valuation adjustments as considered appropriate, as follows:

4. Inventories – in the divestment of FOH it is likely that inventory would be sold at a substantial discount. We have assumed a discount of 50.0% to the FOH's inventory book value of $3.5 million.

C. Value of the Options

We also valued the Options, so that we can adjust the value for these, rather than assuming a full dilution.

5. Other adjustments – we have deducted the fair market value of the Esousa Warrants, Directors' Options and CEO Incentive Shares (collectively the **Options**) that had not been exercised as at the Valuation Date. Details of the adjustment are provided below with further details on the valuation of these items included in Appendix F:

Table 31: Summary of fair market value of the Options

	Fair market value $'000s
Esousa 1-year Warrants	7,560
Esousa 5-year Warrants	24,051
Directors' Options	94
CEO Incentive Shares	13,433
Total[1]	**45,138**

Source: NBG Management, FTI Consulting analysis
Note 1: An adjustment has not been taken up for 503,423 warrants outstanding as at the Valuation Date on the basis of materiality.

At the date of this Report, NBG had 909.7 million shares on issue. The Directors have advised us of the additional shares expected to be issued prior to the Proposed Transaction.

Details are summarised below:

Table 32: Shares on issue

	Note	Number of shares
Number of shares on issue		909,704,498
Shares expected to be issued to Esousa	1	49,900,200
ATM capital raise	2	34,988,585

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Unissued Directors' Shares	3	282,006
Shares on issue (adjusted)		**994,875,289**

Source: FTI Consulting analysis

Notes: 1 – Number of shares to be issued to Esousa based on the share price as at 5 November 2021 of $0.6680, discounted by 10.0%, as per the terms of the agreement, resulting in $0.6012 (as per the NOM). No adjustment is made for Esousa Warrants as the fair market value of warrants is deducted from NBG equity value.
2 – ATM Financing of US $20 million expected to be completed at Proposed Transaction closing.
3 – Unissued Directors' Shares per NBG register.

Based on our analysis, as at the Valuation Date, the value of a share in NBG on a control basis is $0.2527 (or 100% of the issued shares on a control basis of $251.4 million and 994.9 million shares).

9.5 Valuation cross check

It is sound valuation practice to undertake a valuation cross check. Of the available valuation methodologies, QMP is the only method that may reasonably be applied. However, as noted in Section 3.6 the application of QMP will result in a substantially higher value than our primary valuation methodology. We note that the substantial premium can be qualitatively explained as follows:

- The fair market value of the business that effectively represents a "cash shell" is lower than the price at which NBG's shares have been trading in the past ten months. The closing price on the last trading day prior to the Valuation Date was $0.69 per share.
- The market seems to have placed a premium over the net assets value in expectation of a potential value-accretive transaction. As explained in Section 3.6 of this report, the share price has experienced higher volatility following the announcements of the Proposed Transaction and it has increased by 50.0% in the week following the announcement on 19 August 2021 and by 35% following the announcement on 23 September 2021.
- NBG's share price has been impacted by recent Reddit and Robinhood market activity (refer to Section 3.6 of this Report for further detail).
- NBG's shareholders are predominantly individual shareholders holding small parcels of shares. Such shareholders may be more speculative in their trading as demonstrated by the high volumes of trades and high share price volatility. Refer to Section 3.6 for our analysis on the share trading of NBGs shares.
- The low share price (less than $1.00) together with the announcements of changes in the business strategy may have also impacted the share trading. High share price volatility is not uncommon in NASDAQ listed entities classified as "penny stocks" (i.e. trading for less than a dollar per share).
- Further details on NBG's share trading history are included in Section 3.6.

Based on our observations above, we believe that NBG's share trading price is not representative of fair market value in the absence of a transaction. Therefore, we do not consider the cross check under QMP method would allow for a meaningful comparison for the above reasons.

9.6 Valuation conclusion

Based on our analysis, as at the Valuation Date, it is our opinion, that the fair market value of a share in NBG on a control basis, in the absence of a transaction, is approximately $0.2527 (based on equity value of NBG of $251.4 million and 994.9 million shares).

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10. Valuation NBG after the Proposed Transaction

10.1 Summary

As discussed in Section 8, we are unable to assess the value of NBG after the Proposed Transaction, because we are unable to value CEG. The results of our analysis of the Financial Model indicate that there is a high level of uncertainty as to whether the Financial Projections are achievable and there are insufficient reasonable grounds to support the use of the Financial Model in our valuation using either the DCF method or CFME method.

RG 111.112, states that "*an expert should not include prospective financial information (including forecasts and projections) or any other statements or assumptions about future matters (together, 'forward-looking information') in its report unless there are reasonable grounds for the forward-looking information*"[48] and based on our inquiries, our market research and our review of the Financial Model, we conclude that we are unable to use the Financial Model for our valuation of CEG.

RG 170.43 provides a list of examples of factors that 'do not establish reasonable grounds' for prospective financial information, including that the prospective financial information is supported only by hypothetical assumptions (rather than reasonable grounds). We are of the view that the Financial Model is predominantly based on hypothetical assumptions and that there are limited verifiable assumptions. Stemming from the nature of the business of CEG, the industry in which it operates and market responses to the future potential of the industry, CEG's projected revenue and profitability is highly uncertain as it involves assumptions regarding future outcomes that are not capable of independent substantiation.

We have not been provided with evidence of forward sales contracts which could help support or provide reasonable grounds for using the Financial Model for our valuation analysis.

The Financial Model has been assessed in independent operational and financial due diligence reviews. Based on our own analysis as well as our consideration of the feedback from these reviews, we conclude that the Financial Projections do not provide a reasonable basis for a valuation estimate that would conform to the strict regulatory requirements of an IER.

The factual and procedural considerations in reaching this opinion are outlined in further detail below.

10.2 Approach

As set out in Section 8, we concluded that we are unable to use the DCF method or the CFME method as valuation methods to assess the value of the shares in NBG before the Proposed Transaction. We did, however, analyse the assumptions that would be required to apply each of these valuation methods:

For the DCF method, we:

- examined the historical performance and the five-year financial projections in the Financial Model and reviewed all available supporting schedules, calculations, assumptions and due diligence reports
- questioned and challenged the assumptions supporting the Financial Projections in the selected target geographies, contractual agreements with channel partners, the orders, any capital expenditures envisaged in the five-year period, in the context of the operational model selected by CEG
- discussed, with CEG Management, their strategy, operational model, financial projections and commercial and legal agreements
- reviewed the relevant data from the data room, set up for the purposes of the Proposed Transaction, and the associated due diligence reports on the industry and the Financial Model

[48] RG 111

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- consulted our in-house industry experts, examined industry data and performed industry analysis as summarised in Section 7 of this Report
- sourced publicly available financial projections for our selected potentially comparable listed companies that had been announced to the market at the time of their listings as well as their current views on their future performance
- obtained data from a proprietary database on the market projections for production volumes and sales of light commercial vehicles for the next five years and identified the subset of electric commercial vehicles based on the make and model, to the extent available in the database
- compared the projected production volumes per category (light commercial electric vehicle and medium-duty vehicle) to industry projections and market participants' projections
- reviewed analysts' reports disclosing projections of the selected potentially comparable listed companies as well as the most recent projections consensus as provided by S&P Capital IQ
- compared the Financial Projections and projected volumes for CEG to those of the selected potentially comparable listed companies.

Based on the above analyses, we confirmed that the Financial Projections could not be used in DCF method to produce a reliable estimate of fair market value for CEG, as they were based predominantly on hypothetical assumptions, rather than value drivers that could be independently verified.

For the CFME method, we:

- examined the historical and projected revenues (in the absence of profitability in the historical periods and the near term)
- confirmed the number of completed and expected vehicle orders which spanned only for the period till the end of FY21 and compared the actual sales for the first nine months to the budgeted sales for FY21
- reviewed the terms of the contractual agreements with the channel partners both historically and going forward and the actual performance of the channel partners in the past couple of years
- analysed the projected revenue of the potentially comparable listed companies that we selected and assessed how these companies performed since their time of listing in terms of share price and revenue projections
- reviewed the implied trading multiples of the potentially comparable listed companies over three months since their listing as well as at 31 October 2021, noting that the share prices of all of the selected comparable listed companies operating in the market niche of CEG, had declined since their respective listing date by between 5.0% and 80.0% and most of them had revised their originally announced projections downwards
- compared the selected comparable listed companies with CEG in terms of competitive advantages, operational models, technology claims, financial backing, market presence, secured orders and other relevant factors (refer to Section 7 and Appendix E for examples of this comparison).

As we progressed with our analysis of the revenue projections and the implied trading multiples of the potentially comparable listed companies, and their comparability, we confirmed that the CFME method could also not be used to provide a reliable estimate of value for CEG. The key reasons for our assessment include:

- the lack of support for the projected revenues that should ideally be based on pending orders in the short term, that would meet the criteria of 'reasonable grounds', especially that there is a significant gap between the historically achieved revenue in the latest twelve months and the projected revenue for the current financial year; and
- there are challenges associated with the selection of supportable trading multiples from our selected potentially comparable listed companies because the projections for CEG were based on "make to forecast" rather than "make to order", and as such had no verifiable "reasonable grounds", and each of the potentially comparable listed companies has their unique features and they are at different stages of their lifecycle that make the comparison to CEG challenging.

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10.3 SWOT analysis

Although we have been unable to assess the value CEG for this IER, we have performed an assessment of CEG's strengths, weaknesses, opportunities and threats (**SWOT**), as summarised in the table below:

Table 33: SWOT analysis of CEG

Strengths	Weaknesses
■ Track record of manufacturing and distributing eLCVs, although a short track record ■ Reasonably low upfront and operating costs of the vehicles to the end user ■ Asset-light business model ■ Established supply chain and channel partners ■ Experience with certification and homologation processes in the US and Europe ■ High degree of product customisation	■ Early-stage company with limited operating history ■ Working capital deficiency and funding that imposes limitations on growth ■ Lack of diversified channel partners for sales and service ■ Low level of confirmed orders ■ Lack of a strong financial backing ■ Lack of established brand recognition ■ Light, unproven management team
Opportunities	**Threats**
■ Very high anticipated growth in demand for eLCVs in the coming decades ■ Opportunity to access emerging markets via forming partnerships ■ Utilisation of government incentives and subsidies available for companies operating in the EV industry ■ Increasing corporate, governmental and societal support for ESG	■ Increasing competition from existing well-established OEMs and new larger scale market entrants ■ Delays in market demand driven by insufficient charging infrastructure ■ Risk of future adverse changes in regulatory requirements or reduction of economic incentives ■ New technological developments which can make the battery powered vehicles redundant ■ Technological advances could result in obsolescence and decreased market share ■ Heavy reliance on the supply chain, which may be disrupted, experience supply shortages, or result in cost increases

Source: FTI Consulting analysis, Management presentations

The SWOT analysis above may be able to assist the Shareholders in their consideration of the Proposed Transaction, however, it may not be an exhaustive list.

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10.4 Capital structure

The resulting capital structure of the Combined Entity immediately after the Proposed Transaction on a pro forma basis is presented below:

Table 34: Pro forma ownership of the Combined Entity immediately after closing

Pro forma ownership immediately after closing:	Issued shares	As a % of issued shares	As a % of fully diluted
NBG	909,986,504	25.8%	24.5%
CEG – excl. options held	2,332,701,612	66.2%	62.9%
Private Placement	133,214,741	3.8%	3.6%
ATM	34,988,585	1.0%	0.9%
CEO Incentive Shares	112,729,597	3.2%	3.0%
Total outstanding ordinary shares	**3,523,621,039**	**100.0%**	
Options/warrants	185,363,353		5.0%
Total fully diluted after close	**3,708,984,393**		**100.0%**
Options/warrants:			
Parent	503,423		
Naked NEDs	183,186		
Converted Options	184,676,744[49]		
Total options/warrants	**185,363,353**		

Source: NBG Management

Note: Numbers may not add up due to rounding.

We have included the issued shares, warrants and options that are assumed to have been converted in the fully diluted number of shares.

We have estimated the value of the:

- CEO Incentive Shares at $67.8 million[50]
- Non-Executive Directors Options at $93,653
- Esousa Warrants at $31.6 million.

Refer to Appendix F for details on the method and assumptions adopted in our valuation.

[49] *Calculated as: CEG Preferred - NBG share entitlement of 106,277,744 converted at 7.66%*

[50] *We note that assuming a price range of the NBG shares between $0.502 and $0.833, being the low and the high share price for the six months period to 16 November 2021, the value of the CEO Incentive shares would have been estimated between $52.5 million and $103.2 million, while the actual value of the CEO Incentive shares will be determined based on the resulting share price as per the agreement, prior to the completion of the Proposed Transaction.*

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11. Assessment of the Proposed Transaction

11.1 Conclusion

Based on our analysis, as set out above, FTI Consulting is of the opinion that, in the absence of a superior offer, **the Proposed Transaction is not fair but reasonable, to Shareholders, as a whole.**

In accordance with RG 111, the expert is to consider these reasons and the position of Shareholders, as a whole, as part of the reasonableness assessment of the Proposed Transaction.

11.2 Approach

Fairness

The Proposed Transaction will be fair to the Shareholders if the fair market value of an issued share in the entity before the Proposed Transaction (on a control basis) is equal to or less than the fair market value of an issued share after the Proposed Transaction (being the 'consideration' delivered to Shareholders).

In undertaking our fairness assessment, we have had regard to RG 111.

In forming our opinion regarding the fairness of the Proposed Transaction, we are required to compare:

to

While we have had reliable information to form an opinion on **A**, the fair market value of an NBG share *before* the Proposed Transaction, **we have, for the reasons summarised below, had insufficiently reliable information that due to the nature of the industry and the quality of the financial information of CEG to have "reasonable grounds[51]" to form an opinion on B, the fair market value of an NBG share *after* the Proposed Transaction.**

Reasonableness

FTI Consulting has performed an assessment of the reasonableness of the Proposed Transaction. In our assessment, we have considered the potential advantages and disadvantages of the Proposed Transaction to Shareholders and evaluated whether the advantages outweigh the disadvantages.

Our assessment of the potential advantages and disadvantages to Shareholders of the Proposed Transaction are summarised and discussed in more detail below. Individual shareholders may interpret these factors differently, depending on their personal

[51] RG 111.11 and RG 170

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circumstances and views and should understand that the advantages and disadvantages listed in this report may not be an exhaustive list.

While our assessment is presented from the perspective of accepting the Proposed Transaction, if any reader prefers to assess the advantages and disadvantages from the perspective of rejecting the Proposed Transaction, they can reverse the statements below.

11.3 The Proposed Transaction is not fair

Below we present our analysis of the fairness of the Proposed Transaction. As noted in Section 11.2 above we have been unable to reliably estimate the fair market value of an issued share after the Proposed Transaction, and as such, in the context of the regulatory guidance, we had to conclude that the Proposed Transaction is not fair, as outlined below.

We have assessed the fair market value of an issued share in NBG before the Proposed Transaction based on its net asset value and, in our opinion, the fair market value per share is $0.2527.

Our concluded range of fair market value per NBG share, before the Proposed Transaction, effectively represents the value of a "cash shell", a business that has no material operations, assets or liabilities other than cash that is ready to be invested. This concluded range is generally lower than the historical trading prices of NBG shares over the last 10 months for reasons summarised below and discussed in further detail in Section 9 of this Report.

- The recent trading prices of NBG shares include a premium over the net asset value that, in our view, represents, among other factors, additional value the market is ascribing to the expectation of a value-accretive transaction occurring. In FTI's opinion, this premium is not a part of NBG's intrinsic value.
- The recent trading prices and trading volumes of NBG's shares have been influenced by unusual activity connected to the widely reported Robinhood and Reddit phenomenon, which have also contributed to the premium over the net asset value. In FTI's opinion, this premium is also not a part of NBG's intrinsic value.
- In our view, while other "cash shell" companies, specifically a number of recently listed SPACs, often trade at a significant premium over net assets, shares in SPACs have significantly different investment characteristics to shares in NBG, in that SPACs must abide by unique regulations providing heightened protections for shareholders, often have boards with professionals with significant experience in the private equity, venture capital, or investment banking industries, and enjoy investment bankers' backing to identify acquisition targets. In FTI's opinion, these reasons for the premiums over net assets enjoyed by SPACs are not relevant to NBG's share value.
- We understand from NBG Management that NBG's shareholder register has minimal institutional investors. This suggests that the share prices may be driven less by valuation fundamentals that institutional investors would analyse in detail and may, instead, be driven more by retail investor sentiment.
- NBG, before the Proposed Transaction, owns the FOH business, selling Fredricks of Hollywood™ branded clothing and other fashion products. Due to this subsidiary's history of losses resulting from, among other things, its comparatively small size and scale, and the lack of clear acquisition opportunities available to NBG to increase its size and scale in the e-commerce fashion industry, we are of the view that FOH does not currently represent a fair market value that would suggest a significant premium above net its assets.

- Similar to its competitors in the eCV industry, CEG is in an early stage of development and has not generated significant historical revenue or earnings. Therefore, in FTI's opinion, the measurement and application of valuation multiples based on historical revenue or earnings is unreliable as a valuation technique.

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- In FTI's view, due to the lack of historical revenue and earnings of companies in the eCV industry, the most appropriate valuation methodologies for CEG include those based on prospective financial information. This view is supported by broker reports for CEG's competitors, whereby projections of revenue and earnings seem to be critical inputs in brokers' valuation assessments.
- While the market is clearly forming opinion on the fair market value of CEG's competitors in the eCV industry based on forecasts with limited definitive support, our IER is subject to strict regulatory guidance that requires us to avoid relying upon prospective financial information of a quality that does not clearly represent 'reasonable grounds' as per RG 111 and RG 170.
- In our view, CEG's prospective financial information provided to us do not represent reasonable grounds to use as a basis for our valuation for reasons including:
  - Stemming from the unpredictability of the business of CEG, the early stage of development of the industry in which it operates and the market commentary as to the future potential of the industry, forecasts of CEG's projected revenue and profitability are very difficult to produce since many assumptions are not capable of independent substantiation.
  - While not atypical compared to the competitive landscape, we have not been provided with evidence of forward sales contracts that would support or provide reasonable grounds for the use of the DCF method or selection of a market multiple.
  - It is our view that CEG has not yet developed a strong finance function with the ability to produce reliable financial forecasts. However, as at the date of this Report, we understand that the company has engaged an external advisor to assist with improving the robustness and reliability of CEG's financial forecasts. These forecasts were not available as at the date of our Report.

Therefore, as we were unable to estimate reliably the fair market value of CEG, we have been unable to estimate the fair market value of a NBG share after the Proposed Transaction.

Because we have been unable to estimate **B**, the fair market value of a share in NBG *after* the Proposed Transaction while conforming to ASIC guidance, we are unable to conclude whether or not the Proposed Transaction is fair or not fair. However, our understanding of ASIC's guidance set out in RG 111 is that, as a result, we must conclude that the Proposed Transaction is not fair to Shareholders.

Accordingly, we have determined that the Proposed Transaction is not fair to the Shareholders should the Proposed Transaction proceed.

11.4 The Proposed Transaction is reasonable

FTI Consulting has performed an assessment of the reasonableness of the Proposed Transaction. In our assessment, we have considered the potential advantages and disadvantages of the Proposed Transaction to Shareholders and provide our opinion as to whether the advantages outweigh the disadvantages.

Our assessment of the potential advantages and disadvantages to Shareholders of the Proposed Transaction are summarised below. Individual shareholders may interpret these factors differently, depending on their personal circumstances and views and should understand that the advantages and disadvantages listed in this Report may not be exhaustive.

Our assessment is presented from the perspective of Shareholders accepting the Proposed Transaction. The advantages and disadvantages of not accepting the Proposed Transaction will be the inverse.

The advantages and disadvantages to the Shareholders of approving the Proposed Transaction considered by FTI Consulting are summarised below:

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Advantages

We have considered the following advantages to Shareholders of accepting the Proposed Transaction:

Participation in the high growth, eCV industry

- Industry studies: In Section 7, we note that BNEF projects eCV's share of total commercial vehicle sales to increase to 30.0% in the light-duty and 19.0% in the medium duty sector by 2040.
- Industry participants projections: In Appendix E we outline the projections of growth in the sector of the various industry players in the eCV market. Refer to Appendix E.3.
- LCV Industry databases: With regards to the eLCV market niche we have summarised the projected number of unit sales worldwide by a selected set of industry players which, while non exhaustive, clearly indicates a significant anticipated growth trend. Refer to Appendix E.2. for details.

Growth in e-commerce is driving an overall increase in demand for all-types of LCVs. The three main drivers that will likely increase eLCVs' proportion of the wider LCV industry sales include TCO, companies' ESG initiatives, and supportive government policies. See Section 7 for more information.

CEG's potential competitive advantages in the eCV industry

Shareholders will have the opportunity to participate in potential returns expected to be generated by CEG, an early-stage company that, while facing significant uncertainty and risk, may have some competitive advantages:

- CEG has produced and sold a number of eLCVs, while many competitors appear to be still in the design stage. Refer to Appendix E for qualitative comparisons.
- CEG is focussing on the low-price segment of the industry, which may potentially translate into high volumes.

Only option currently available

The Directors have advised that the Proposed Transaction is the only option currently available to NBG. We have been advised that there are no other transactions that the Directors are considering:

- NBG has been seeking attractive acquisition targets for over six months
- the Proposed Transaction is the most attractive of all the potential acquisitions assessed by the Directors
- recommencing search for other transactions will result in additional search time which can be significant and costs which will erode NBG's cash.

Impact on NBG's share price

If the Proposed Transaction is not approved, NBG's share price may decrease, since the market seems to already be pricing in a likelihood of a transaction. That premium may disappear if the Proposed Transaction is not approved due to factors including:

NBG announced on:

- 23 April 2021 that it was seeking acquisition targets which was followed by a 35% increase in share price from $0.54 as at 22 April 2021 to $0.74 as at 26 April 2021

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- 20 August 2021 that it was performing due diligence of a target company "in a sector that has forecast to have strong growth for many decades to come", which was followed by a 50% increase in share price from $0.50 as at 19 August 2021 to $0.75 as at 26 August 2021
- 24 September 2021 that it had initiated negotiations with a company that operates in "the clean technology sector" which was followed by a 35.0% increase from $0.59 as at 23 September 2021 to $0.80 as at 27 September 2021

We note that the share price movements observed above may have been impacted by other NBG announcements or economic or industry news.

If the Proposed Transaction does not proceed, NBG will renew its search for potential acquisition targets, to which the market may respond by reversing some of the share price increases experienced.

Disadvantages

Inability to estimate the fair market value of CEG

FTI Consulting is of the opinion that there is insufficient information to form an opinion, to the level of certainty required by ASIC guidance, whether the Proposed Transaction is fair. This is because FTI Consulting determined that it cannot form an opinion on the value of CEG, due to lack of sufficiently reliable information, in particular, reliable financial projections, and as a result, cannot opine on the financial benefits of the Proposed Transaction.

The eLCV industry is high risk

- While there are signs of success for the industry as a whole, there may be too many new entrants competing with each other. Any of these new entrants, including CEG, may fail as a result of high levels of competition.
- There is still strong competition from the traditional ICE LCV automakers. To protect their market share, they will likely invest in aggressive competitive strategies such as low prices, competitive features, attractive servicing, financing, and comprehensive advertising and marketing programs.

CEG is a high-risk investment

There is a high degree of risk inherent in an investment in CEG as it:

- is an early-stage company with limited operating history
- requires an experienced management team to achieve its strategy
- needs to improve the sophistication and reliability of its financial reporting and forecasting
- does not yet have sufficient confirmed orders from customers. It is relying upon management's expectations of high market demand for eLCVs to achieve its growth targets
- has established a light-asset production model, the drawbacks of which include significant reliance on third party suppliers and channel partners for manufacturing, marketing and distribution
- does not yet enjoy sufficient brand awareness in its target markets.

CEG has very different investment characteristics to NBG

The investment characteristics (e.g. risks and opportunities) of the eLCV industry CEG is targeting are very different than the investment characteristics of the fashion and e-commerce industries NBG has historically targeted before the Proposed Transaction. While NBG's share price appears to have responded positively to NBG's 24 September 2021 announcement that it was looking at an acquisition in the clean technology sector, there is still a risk some investors may prefer NBG's historical industry focus.

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Dilution of existing NBG shareholders

If the Proposed Transaction is approved, the interests of existing NBG Shareholders will be diluted as they will collectively hold only 24.5% of NBG shares after the issue of shares to the CEG shareholders.[52]

Impact on control

As a result of the Proposed Transaction, the CEG shareholders (and associates) will acquire a relevant interest in NBG of 66.2%. In particular, the Wang Parties, being the major shareholder of CEG, will own 27.6% of the issued shares, resulting in the Wang Parties holding significant control over the NBG's strategic direction and future dividend policy, among other key company decisions.

The impact of the Proposed Transaction on shareholder's voting and ownership interests in NBG is summarised in the table below.

Table 35: Shares immediately after the Proposed Transaction

	Number of shares	% of shares	% Fully diluted shares
CEG Shareholders			
Wang Parties	972,808,744	27.6%	26.2%
Other	1,359,892,868	38.6%	36.7%
Total Cenntro	**2,332,701,612**	**66.2%**	**62.9%**
NBG	909,986,504	25.8%	24.5%
Private Placement	133,214,741	3.8%	3.6%
Justin Davis-Rice and Associates	112,729,597	3.2%	3.0%
ATM offering	34,988,585	1.0%	0.9%
	3,523,621,039	**100.0%**	**95.0%**
Options/warrants			
NBG	503,423		0.0%
NBG Non-executive directors	183,186		0.0%
CAG Options	184,676,744		5.0%
Total options/warrants	**185,363,353**		**5.0%**
Total	**3,708,984,393**		**100.0%**

Source: NBG Management, NOM

Prospects of a future takeover

The prospects of future takeover offers may be reduced due to the concentration of ownership resulting from the Proposed Transaction. Peter Wang Parties' ownership may dissuade potential buyers due to his significant voting power.

Other risk factors identified by the Directors

Refer to the additional risk factors in the NOM that have been identified by the Directors.

Conclusion on reasonableness

Based on our assessment of the above considerations, we have concluded that the advantages of the Proposed Transaction outweigh the disadvantages and therefore, the Proposed Transaction is reasonable to Shareholders.

This opinion should be read in conjunction with our detailed report which sets out our scope, analysis and findings in more detail.

[52] Directors of NBG

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Other risk factors identified by the Independent Directors of NBG

Refer to the additional risk factors in the NOM that have been raised by the NBG Independent Directors.

Conclusion on reasonableness

Based on our assessment of the above considerations, we have concluded that the advantages of the Proposed Transaction outweigh the disadvantages and therefore, the Proposed Transaction is reasonable to Shareholders.

11.5 Conclusion

We have considered the terms of the Proposed Transaction as outlined in this Report and have concluded that the Proposed Transaction is not fair but reasonable to Shareholders.

This IER only provides general information. It does not take into account the Shareholders' individual situation, objectives and needs. It is not intended to replace professional advice that should be obtained by individual Shareholders.

Shareholders should consider whether this IER is appropriate for their circumstances, having regard to their individual situations, objectives and needs before relying on or taking action. Shareholders are encouraged to seek their own advice. Whether or not individual Shareholders accept the Proposed Transaction depends on their own views and circumstances, as well as each Shareholder's view on the reasonableness factors summarised above.

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12. Limitations and disclosures

12.1 Qualifications

FTI Consulting is an Australian Financial Services authorised representative (No. 001269325) under the Act and the Senior Managing Director signing this Report is qualified to provide this Report.

FTI Consulting provides a range of corporate advisory services and has advised on numerous takeovers, valuations, acquisitions and restructures.

This Report is prepared by John-Henry Eversgerd, Fiona Hansen, and Iskra Panova.

John-Henry Eversgerd has a Master of Business Administration and a Bachelor of Arts in Economics and Philosophy of Science, Cum Laude distinction. He holds a Chartered Financial Analyst designation from the CFA Institute and is an Accredited Senior Appraiser with the American Society of Appraisers. He is also on the editorial advisory board of Business Valuation Resources, an international industry journal for the valuation profession.

Fiona Hansen, B Com, Hon Acc Science, CAANZ, CA(SA), certified Business Valuations Specialist and a Senior Managing Director at FTI Consulting and head of the Valuation Advisory in Melbourne. Fiona has over 25 years of experience in corporate finance, providing valuation advice and preparing independent expert's reports.

Iskra Panova has a Master of Business Administration and a Master's Degree of Applied Economics (Hons). She is an Accredited Senior Appraiser with the American Society of Appraisers. Iskra has over 30 years of experience in corporate finance, providing valuation advice for tax and financial reporting purposes and preparing independent expert's reports.

John-Henry, Fiona, and Iskra have been assisted by qualified and experienced valuation professional staff of FTI Consulting including a Senior Managing Director undertaking a technical quality review of the Report and calculations.

12.2 Disclaimers

This report has been prepared at the request of the Directors and was not prepared for any other purpose or for use by any other person. FTI Consulting does not accept any responsibility to any person other than the Directors and Shareholders for the use of the report outside the stated purpose without the written consent of FTI Consulting. Except in accordance with the stated purpose, no extract, quote or copy of this report, in whole or in part, should be reproduced without our prior written consent, as to the form and context in which it may appear.

Approval or rejection of the Proposed Transaction are matters for individual Shareholders based on their expectations as to various factors including the value and future prospects of CEG, the terms of the Proposed Transaction, market conditions and their particular circumstances, including risk profile, liquidity preference, portfolio strategy and tax position. Shareholders should carefully consider the documents. Shareholders who are in doubt as to the action they should take in relation to the Proposed Transaction should consult their professional adviser.

12.3 Current market conditions

Our opinion is based on economic, market and other conditions prevailing at the Valuation Date. Such conditions can change significantly over relatively short periods of time. Changes in those conditions may result in any valuation or other opinion becoming quickly outdated and in need of revision. FTI Consulting reserves the right to revise any valuation or other opinion in the light of material information existing at the Valuation Date that subsequently becomes known to FTI Consulting.

12.4 Currency

All references to '$' and 'USD' are references to US dollars unless stated otherwise.

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12.5 Independence

Prior to accepting this engagement, FTI Consulting considered its independence with respect to the Proposed Transaction with reference to the RG 112 and APES 110 Code of ethics for professional accountants issued by the Accounting Professional and Ethics Standards Board. We have concluded that there are no conflicts of interest with respect to NBG and CEG.

As stated in our Engagement Letter, we have identified two previous relationships outlined below, which we believe, after close analysis, do not threaten or impair our independence.

In March 2021, FTI Consulting completed an IER for NBG in connection with an unrelated transaction, the divestiture of Bendon. No opinions as to the value of NBG were provided and the current Proposed Transaction was not envisaged at the time. No fees are outstanding.

During the period July to September 2019 FTI Consulting was engaged by NBG to provide limited advisory services to assist NBG in its dealings with its bank and investors, in relation to a planned restructure and capital raise and also engaged to review an information memorandum for the proposed capital raising. No opinions as to the value of NBG were provided and the current Proposed Transaction was not envisaged at the time. No fees are outstanding.

The above prior relationships may be considered as perceived conflicts. FTI Consulting does not consider that these engagements affect our ability to provide an unbiased opinion in relation to the Proposed Transaction. However, we disclose them in this report and Financial Services Guide.

Other than the above, we are not aware of any other potential client conflicts based upon the names of the parties as provided.

FTI Consulting has no involvement with, or interest in, the outcome of the approval of the Proposed Transaction other than that of independent expert for the Shareholders. We are not aware of any matter or circumstance that would preclude us from preparing this IER on the grounds of independence either under regulatory or professional requirements.

FTI Consulting is entitled to receive a fee based on commercial rates and including reimbursement of out-of-pocket expenses for the preparation of this report.

Except for these fees, FTI Consulting will not be entitled to any other pecuniary or other benefit, whether direct or indirect, in connection with the issuing of this report. The payment of this fee is in no way contingent upon the success or failure of the Proposed Transaction. FTI Consulting will receive no other benefit for the preparation of this Report.

12.6 Consents

FTI Consulting consents to issuing this report in the form and context in which it is included in the NOM. Apart from the report, FTI Consulting is not responsible for the contents of NOM, or any other document or announcement associated with the Proposed Transaction.

FTI Consulting acknowledges that its report may be lodged with regulatory bodies.

12.7 Reliance on information

The statements and opinions contained in this report are given in good faith and are based upon FTI Consulting's consideration and assessment of information provided by NBG.

FTI Consulting believes the information provided to be reliable (with the exceptions noted in Section 8 of this Report), complete and not misleading, and we have no reason to believe that any material facts have been withheld. The information provided has been evaluated through analysis, inquiry and review for the purpose of forming our opinion.

The procedures adopted by FTI Consulting in forming our opinion may have involved an analysis of financial information and accounting records. This did not include verification work nor constitute an audit or review in accordance with Australian auditing and Assurance Standards and consequently does not enable us to become aware of all significant matters that might be identified in an audit or review. Accordingly, we do not express an audit or review opinion.

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It was not FTI Consulting's role to undertake, and FTI Consulting has not undertaken, any commercial, technical, financial, legal, taxation or other due diligence, or other similar investigative activities in respect of the Proposed Transaction.

FTI Consulting understands that the Directors have been advised by legal, accounting and other appropriate advisors in relation to such matters, as necessary. FTI Consulting does not provide any warranty or guarantee as to the existence, extent, adequacy, effectiveness and/or completeness of any due diligence or other similar investigative activities by the directors and/or their advisors. An opinion as to whether a corporate transaction is fair and reasonable is in the nature of an overall opinion, rather than an audit or detailed investigation and it is in this context that FTI Consulting advises that it is not in a position, nor is it practical for FTI Consulting, to undertake a detailed investigation or extensive verification exercise.

It is understood that, except where noted, the accounting information provided to FTI Consulting was prepared in accordance with generally accepted accounting principles (including adoption of Australian Equivalents to International Financial Reporting Standards) and prepared in a manner consistent with the method of accounting used by NBG in previous accounting periods.

12.8 Prospective financial information

In preparing the Report, FTI Consulting may have regard to prospective financial information in relation to each of NBG and CEG (**Prospective Financial Information**). FTI Consulting understands that the Prospective Financial Information has been prepared as part of the transaction processes of the respective companies.

For the purposes of our Report, FTI Consulting understands and will assume that the Prospective Financial Information has been prepared:

- fairly and honestly, on a reasonable basis and is based on the best information available to the management and directors of NBG and CEG
- within the practical constraints and limitations of such information; and will not reflect any material bias, either positive or negative.

We understand that the Prospective Financial Information was be based on assumptions concerning future events and market conditions and while prepared with due care and attention and the directors of NBG and CEG consider the assumptions to be reasonable, future events and conditions are not accurately predictable and the assumptions and outcomes are subject to significant uncertainties. Actual results are likely to vary from the Prospective Financial Information and any variation may be materially positive or negative. Accordingly, neither the Directors, NBG, nor FTI Consulting will guarantee that the Prospective Financial Information or any other prospective statement contained in the Report or otherwise relied upon will be achieved.

FTI Consulting has not been engaged to undertake an independent review of the Prospective Financial Information in accordance with Australian Auditing Standards and has not undertaken such a review. However, in order to disclose and to rely on the Prospective Financial Information in the Report, FTI Consulting is required to satisfy itself that the Prospective Financial Information has a reasonable basis.

Set out below are some of the indicative factors that would generally support a conclusion that the Prospective Financial Information has a reasonable basis:

- a material portion of the Prospective Financial Information incorporates established trends in the businesses and current arrangements in place, for example:
  - Prospective Financial Information largely reflects an established history of operations, sales and profitability of the businesses; and/ or
  - Prospective Financial Information reflects contractual or other forms of written arrangements in place to establish some surety as to future revenues
- Prospective Financial Information is not based on business models that have yet to be proven and/or anticipated arrangements with customers, suppliers, or other parties that have yet to be confirmed

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- Prospective Financial Information is based on detailed models that are designed to be driven by specific key inputs such as unit sales, unit price movements, etc
- Prospective Financial Information has been endorsed by the management and directors
- Prospective Financial Information makes appropriate allowance for known contingencies.

To ascertain our finding that the CEG Prospective Information did not meet the criteria above, the scope of FTI Consulting's work in this regard comprised the following:

- obtained details of the Prospective Financial Information and the process by which this information was prepared
- determined the composition of the Prospective Financial Information
- discussions with management of NBG and CEG regarding the basis on which the Prospective Financial Information was formulated and where possible on a "desktop" level, undertaking evaluation of such information, by reference to past trading performance, available evidence and/or other documentation provided
- reviewed any assumed growth over historical earnings, determining the source of growth e.g. price, customer acquisition, customer volume purchase increase and investigate any new key contracts
- enquired if the Prospective Financial Information is adopted by the directors of NBG and CEG;
- investigated previous forecasting history and experience;
- reviewed the most recently available monthly management accounts; and
- considered the relevant industry trends and the position of NBG and CEG within their respective industries.

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APPENDIX A: Glossary of terms

Term	Definition
ABG	ABG-Frederick's of Hollywood, LLC.
AFCA	Australian Financial Complaints Authority
APES 225	Accounting Professional & Ethical Standards Board Limited professional standard APES 225 Valuations Services
ASIC	The Australian Securities and Investments Commission
ASX	Australian Securities Exchange Limited
CAG	Cenntro Automotive Group Limited
CARB	California Air Resources Board
CEG Management	The management of CEG
CEG or Cenntro or the Company	Cenntro Electric Group
CEO Incentive Shares	Shares equating to 1.5% of the increase in NBG's market capitalisation on each of the three annual anniversaries of the closure of the Proposed Transaction, according to the CEO incentive plan, signed on 22 September 2021
CFME	Capitalisation of future maintainable earnings
CIB	Cenntro Intelligent Bus
Combined Entity	The combined entity of NBG and CEG
The Corporations Act	The Corporations Act (*Cth*) 2001
DCF	Discounted cash flow
Directors	The directors of NBG
EBIT	Earnings before interest and tax
EBITDA	Earnings before interest, tax, depreciation and amortisation
eCV	Electric commercial vehicle
eLCV	Electric light commercial vehicle
ESG	Environmental, Social and Corporate Governance
Esousa	Esousa Holdings LLC.
EU	European Union
EV	Electric vehicle
Financial Projections or Financial Model	CEG's five-year financial projections in a financial model
FOH	FOH Online Corp
Forecast	The forecast is prospective financial information that presents the expected financial position, results, and cash flows based on the conditions that management expects to exist and the course of action it expects to take
FSG	Financial Services Guide
FTI Consulting, FTI or we	FTI Consulting (Australia) Pty Ltd
FY	Financial year

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GDP	Gross domestic product
GHG	Greenhouse Gas
ICE	Internal combustion engine
IER or Report	Independent expert's report
IPO	Initial public offering
JADR Consulting	JADR Consulting Group Pty Limited, an entity associated with Justin Davis-Rice
LCV	Light commercial vehicle
Legal DD	Legal due diligence of CEG
Licence Agreement	The Amended and Restated Licence Agreement between ABG and FOH
Loan Agreement	A loan and security agreement between NBG and CEG under which NBG loans $30 million to CEG with the aggregate principal amount of the loan and any accrued and unpaid interest will mature on the date that is 90 days after termination of the SPA
Maturity Date	The date that is 90 calendar days after termination of the SPA
the NASDAQ	The NASDAQ Stock Market
NAV	Net asset value
NBG or the Group	Naked Brand Group Limited
NBG Management	The management of NBG
NEV	New energy vehicles
NOM	Notice of meeting and explanatory memorandum
OEM	Original equipment manufacturer
Options	Options, warrant of Esousa, CEO Incentive Shares
ORV	Off-road vehicle
Phantom Warrants	In January 2021, NBG's Board granted to JADR Consulting, phantom warrants with a strike price equal to $0.37 (the 20-day volume-weighted average price of the NBG shares).
Proposed Transaction	A transaction in which NBG will acquire certain wholly owned subsidiaries of CAG in exchange for approximately 67.9% of the fully paid ordinary shares in NBG (on a fully diluted basis)
QMP	Quoted Market Price
RG 74	ASIC's Regulatory Guide 74 Acquisitions approved by members
RG 111	ASIC's Regulatory Guide 111 Content of expert reports
RG 112	ASIC's Regulatory Guide 112 Independence of Experts
RG 170	ASIC's Regulatory Guide 170 Prospective financial information
RW	Reference mass or weight
Shareholders	The shareholders of NBG
SPA	Stock purchase agreement
SPAC	Special purpose acquisition company
T-Box	Telematix box

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TCO	Total cost of ownership
UNCTAD	The United Nations Conference on Trade and Development
US GAAP	US Generally Accepted Accounting Principles
USD or US$	US Dollars
Valuation Date	31 October 2021
VCU	Vehicle control unit
VWAP	Volume-weighted average price
The Wang Parties	Peter Wang, Cenntro Enterprise Limited and Trendway Capital Limited (each a company ultimately owned by Peter Wang)

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APPENDIX B: Sources of information

NBG information

- NBG Audited Annual Consolidated Financial Statements (U.S. SEC Form 20-F) for year ended 31 January 2021
- NBG Reviewed Interim Financial Statements (U.S. SEC Form 6-K) for the six months ended 31 July 2021
- NBG Draft Management Reports for September 2021
- NBG and CEG Combined Pro Forma Financial Statements
- FOH Management Accounts for July 2021 and August 2021 and presentation materials
- FOH FY22 to FY27 financial projections
- Amended & Restated Licence Agreement between ABG-Frederick's of Hollywood LLC and FOH dated 1 January 2021
- Minutes of Meeting of Directors dated 25 October 2021
- Term Sheet between NBG and CEG dated 9 August 2021
- Draft Loan Security Agreement between NBG and CEG dated 21 October 2021
- Notice of Meeting and Explanatory Memorandum
- Draft Stock Purchase Agreement between NBG and CEG dated 3 November 2021
- Incentive Letter issued by NBG to JADR Consulting Group Pty Limited (CEO Incentive Shares) dated 22 September 2021
- NBG's company website and the comparable companies
- FOH website

CEG information

- Unaudited Financial Statements for 6 months ended 30 June 2021
- Audited Financial Statements for year ended 31 December 2019 and 31 December 2020
- Forecast Financial Model including narratives
- Leasing Agreements for administration sites and operating facilities
- CEG historical financial summary, Excel workbooks named "MDA source 2.1" and "Quarterly consolidation FY20"
- Various operational and industry due diligence reports
- Other confidential documents, presentations, schedules and work papers provided by CEG Management
- Cenntro website

General information

- Australian Securities and Investments Commission (**ASIC**) Regulatory Guide 111 Content of Expert's Reports (**RG 111**), Regulatory Guide 112 Independence of Experts (**RG 112**) and Regulatory Guide 170 Prospective Financial Information
- The European Commission website
- Trading Economics website tradingeconomics.com
- The United States Department of Energy website
- The Ministry of Economy, Trade and Industry (Japan), 28 January 2021

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- Recovery During a Pandemic, World Economic Outlook October 2021, International Monetary Fund, www.imf.org website accessed 8 November 2021
- Keeping Customers Informed Through Market Volatility, Robinhood website
- Social Media Favorite Stocks Gain: AMC, GME, SNDL, NAKD, CTRM, BB, KOSS, Pulse 2.0, pulse2.com website
- 11 Best Robinhood Stocks To Buy According To Hedge Funds, Usman Kabir, 14 October 2021, finance.yahoo.com website
- Naked Brand Group Provides Update to Chairman's Address From 2021 Annual Meeting of Shareholders, Chris Tyson, 24 September 2021, finance.yahoo.com website
- The Future of the Last-Mile Ecosystem, World Economic Forum, January 2020
- Estimates of Global E-Commerce 2019 and Preliminary Assessment of Covid-19 Impact on Online Retail 2020, United Nations Conference on Trade and Development, May 2021
- 2020 Commercial Vehicles & Electrification in Europe, Automotive Fleet, Julian de Groot, 26 March 2021
- Electric Vehicle Market Status – Update, MJB&A, April 2021
- Light Commercial Vehicle (LCV) Market by Vehicle Type (Pickup Trucks, Light Trucks, and Others), Propulsion Type (Internal Combustion Engine (ICE) and Electric & Hybrid), and Application (Commercial Use and Industrial Use): Global Opportunity Analysis and Industry Forecast, 2021–2030, Allied Market Research, June 2021
- LMC Automotive Global Light Vehicle Forecast, Quarter 3 2021
- Analysis of eLCV and Urban Logistics Market in Europe, the U.S. and China, Independent Market Research Report for Cenntro, Frost & Sullivan, June 2020
- Bank of America Industry Reports
- Various broker and analyst reports
- Various press and media articles
- Publicly available information on comparable companies and market transactions published by ASIC, Thompson research, S&P Capital IQ, Connect 4
- Annual reports, analysts' reports and corporate presentations for comparable companies
- Company presentations and NASDAQ announcements
- Other publicly available information, media releases

In addition, we have had discussions with NBG Management and independent directors and CEG Management in relation to the above information and NBG and CEG operations.

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APPENDIX C: Valuation methods

Valuation methods for the valuation of a business

Overview

RG 111 proposes that it is generally appropriate for an expert to consider using the following methodologies:

- the DCF method and the estimated fair market value of any surplus assets
- the CFME method, capitalising the estimated future maintainable earnings or cash flows, using an appropriate earnings multiple, and adding any surplus assets
- the NA Method, being the amount available for distribution to security holders on an orderly realisation of assets
- the QMP method for the listed securities when there is a liquid and active market
- any recent genuine offers received by the target for any business units or assets as a basis for the valuation of those business units or assets.

Each of the methodologies are discussed in the following paragraphs.

DCF method

The DCF method assesses the value of a business by forecasting its future cash flows and then discounting them back to their present value at the valuation date by applying an appropriate discount rate.

The discount rate applied is generally based on the opportunity cost of capital to the investor, reflecting the return that an investor expects to obtain from investments with equivalent risks. The discount rate reflects the time value of money and the risk profile of the cash flow stream being valued.

Where the business (or asset) being valued is assumed to have an infinite life, a terminal value may be incorporated in the DCF, reflecting the future value of a business at the end of the period for which cash flows are projected. The terminal value is estimated at a future point in time where cash flows are expected to be stable going forward and is based on an assumed future growth rate.

The DCF method is appropriate in circumstances where the business has a short history of stable earnings (for example, those in the start-up or growth stages).

Capitalisation of earnings method

The CFME is commonly applied when valuing businesses where a future 'maintainable' earnings can be estimated with a level of confidence. Generally, this applies in circumstances where the business is relatively mature, has a proven track record and expectations of future profitability and has relatively steady growth prospects. Such a methodology is generally not applicable when a business is in start-up phase, has a finite life, is loss making or is likely to experience a significant change in growth prospects and risks in the future.

Capitalisation multiples can be applied to either estimates of future maintainable operating cash flows, earnings before interest, tax, depreciation and amortisation, EBIT, or net profit after tax. The maintainable earnings are based on forecast results, adjusted for any abnormal or non-recurring items. Historical results can be used as an approximation or estimate of future earnings but may require adjustments.

The appropriate capitalisation rate (or multiple) to be applied to maintainable earnings is usually derived from the stock market trading in shares in comparable companies which provide some guidance as to the value and from transactions involving comparable companies or from initial public offerings of potentially comparable companies.

The multiple should reflect the business outlook including future growth prospects, risks faced by the business, the industry's outlook and expectations, investor expectations and other factors. Multiples derived from these sources need to be reviewed

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and analysed in the context of the differing profiles and growth prospects between the company being valued and the comparable companies considered. When valuing controlling interests in a company, an adjustment is required to incorporate a control premium. The earnings from any surplus assets or non-trading assets are to be excluded from the estimate of future maintainable earnings and the value of such assets is determined separately and added to the enterprise value in order to determine the total value of the company before debt.

The CFME method assumes that the most reliable estimate of a company's value is the observed price for transfers of similar businesses and assets.

NAV Method

NAV Methods are applicable in circumstances where neither the DCF nor CFME are appropriate. The NA Methods can be applied when the entity is no longer a going concern, or the orderly realisation of assets and distribution of proceeds is proposed. Using this method, the value of the net assets of the company are adjusted for the time, cost and taxation in realising the assets of the company.

The NA Methods estimate the value of a business by reference to the realisable value of its assets. There are multiple bases for estimating the realisable value of the assets, including based on an orderly realisation, a liquidation (or fire sale), or on a going concern basis.

The NA Methods ignore the possibility that the value of the business may exceed the value of its assets, since the NA Method ignore intangible assets (licences, domain names, customer/subscriber lists), the prospects of the business and its industry, and the performance of its management.

There are three potential assumptions on which asset-based valuations can be undertaken. They are that a company is:

- a going concern
- undertaking an orderly realisation of its assets
- undertaking a "fire sale" of its assets.

Generally, the lowest asset values are derived from a "fire sale" assumption, while the highest asset values are derived from a "going concern" assumption.

The assumption chosen is critical, as it impacts each of the following estimates required under the asset-based approach:

- the value attributed to assets of the company
- liabilities payable by the company
- the costs of undertaking any realisation or sale process.

When valuing a company using an NA Method, and it can be assumed that the company is a going concern, the value of the issued shares in the company is based on:

- the market value attributed to assets of the company if it is a going concern; less
- the market value of liabilities of the company if it is a going concern.

A going concern assumption implies that a company will continue to trade, albeit generating insufficient returns to investors in at least the short to medium term, and that no realisation of assets will occur.

The carrying value of an asset or liability is generally taken to be representative of its market value under this assumption. However, there may be situations where the market value of an asset exceeds its carrying value, such as when:

- an independent valuation of a freehold property or a specialised item of plant and equipment is available; or
- investments in shares of listed companies are carried at cost, rather than being "marked to market" on a regular basis.

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In cases where a market value greater than carrying value is adopted for the valuation for a capital growth asset such as a freehold property or an investment in shares, allowance for income tax should also be made in the valuation. This allowance would be based on the tax payable if the asset was sold at the valuation date for its market value.

There may also be situations where it is appropriate to eliminate the carrying value of goodwill and any identifiable intangible assets, on the basis that the company is deriving insufficient earnings or cash flows to justify any premium in value over net tangible assets.

If a company is considered to be a going concern, no realisation of assets is necessary, so no allowance for realisation costs is made.

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APPENDIX D: CEG's model range

Metro®

Specifications	A	B
Dimensions	3695 x 1400 x 1905 mm	3885 x 1400 x 1905 mm
Payload Capacity	500 kg	500 kg
Cargo Volume	3.8 m^3	3.8 m^3
Max Speed	85 km/h	75 km/h
Range	240 km	80 km
Battery Type	Lithium-Ion	Lithium-Ion
Chassis Drive	2WD Rear	2WD Rear

Source: http://www.cenntroauto.com/

The Metro® is a multi-functional compact eCV designed primarily to fit the purposes of the last mile of urban logistics such as door to door postal delivery and other citywide distribution and transportation services.[53] The Metro® was first released in 2018 and, according to CEG, more than 3,000 units have been put into service in Europe, North America and Asia.[54] CEG expects the Metro® to be available in the USA, European Union and Japan.

The Metro®'s body panels are made with ABS polymer. According to CEG, this allows a reduction in the weight of the vehicle, as well as saving on the costs of material and handling.[55] The Metro® is equipped with an integrated self-diagnostic system that manages both the vehicle's operating system and the battery management system.[56]

CEG offers four cargo solutions for the Metro®: Van Box, Refrigerated Box, Pick Up and Flat Bed, which are summarised in Figure 11 below.

Figure 11: The Metro®'s cargo options

Van Box
Refrigerated Box
Pick Up
Flat Bed

Source: http://www.cenntroauto.com/

[53] http://www.cenntroauto.com/wp-content/themes/cenntroE/assets/METRO_01202_16p_en.pdf
[54] CEG Management
[55] http://www.cenntroauto.com/wp-content/themes/cenntroE/assets/METRO_01202_16p_en.pdf
[56] http://www.cenntroauto.com/wp-content/themes/cenntroE/assets/METRO_01202_16p_en.pdf

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Logistar™ 200

EV

Specifications	
Dimensions	4770x1640x2485 mm
Payload Capacity	1000 kg
Cargo Volume	6.9 m^3
Max Speed	80 km/h
Range	310 km
Battery Type	LiFePO4

Source: http://www.cenntroauto.com/

The Logistar™ 200 is a multi-purpose, light eCV designed for effective delivery of light goods in an urban environment. The Logistar™ 200 has a one tonne payload and a cargo volume of 6.9 cubic metres (in the cargo box variation). The Logistar™ 200 comes in 3 variations: cab and chassis only, cargo box and van. All variations are equipped with the same chassis and front cab.[57]

Logistar™ 300

CENNTRO

Specifications	
Dimensions	5995x2150x3130 mm
Payload Capacity	2470 kg
Cargo Volume	18.3 m^3
Max Speed	105 km/h
Range	300 km
Battery Type	LiFePO4

Source: CEG Management

The Logistar™ 300 is a Class 3 eCV designed for both intra- and inter-city delivery purposes. It can also be converted to an recreational vehicle. The Logistar™ 300 is currently under development. CEG estimates that its prototype will be produced by Q3 2022.[58]

[57] http://www.cenntroauto.com/
[58] CEG Management

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Logistar™ 400

Specifications	
Dimensions	5998x2060x2730 mm
Payload Capacity	2550 kg
Cargo Volume	18 m^3
Max Speed	90 km/h
Range	300 km
Battery Type	LiFePO4

Source: http://www.cenntroauto.com/

The Logistar™ 400 is a purpose-built US Class 4 eCV designed to serve the last-mile urban delivery market. The Logistar™ 400 offers a range of up to 200 km on a single charge, with a maximum payload of 2,550 kg, 13.9 cubic metres of cargo capacity and a maximum speed of 90 km/h. According to CEG Management, low price is the main competitive advantage of the Logistar™ 400.[59]

Logistar™ 500

Source: CEG Management

The Logistar™ 500 is a US Class 5 eCV designed for both intra- and inter-city delivery purposes. The Logistar™ 500 is currently under development. CEG estimates that its prototype will be produced by Q4 2022.[60]

Neibor® 150

Source: CEG Management

Specifications	
Dimensions	2670x1230x1685 mm
Payload Capacity	370 kg
Cargo Volume	2.8 m^3
Max Speed	50 km/h
Range	140 km
Battery Type	LiFePO4

[59] CEG Management
[60] CEG Management

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The Neibor® 150 is a light eCV designed to fulfill the needs of the last-mile delivery and other local services sectors. Its compact body is designed for narrow and dense European streets, supporting efficient delivery. Currently there are no plans to release the Neibor® 150, but CEG will revisit this plan if demand appears strong.[61] The Neibor® 150 is expected by CEG to be fully homologated in the European Union by the end of October 2021.[62]

Neibor® 200

Specifications	
Dimensions	3650x1480x1490 mm
Payload Capacity	300 kg
Cargo Volume	1.7 m^3
Max Speed	70 km/h
Range	100 km
Battery Type	Lithium-ion
Chassis Drive	2WD Rear

Source: http://www.cenntroauto.com/

The Neibor® 200 is a light eCV designed to fulfill the needs of the last-mile delivery and community delivery sectors. Its compact body is designed for narrow and dense European streets, supporting efficient delivery. There are two configurations of Neibor® 200: cargo box and pickup.[63] The Neibor® 200 is expected by CEG to become commercially available in Europe in Q1 of 2022.[64]

Neibor® 300

Specifications	
Dimensions	3635x1450x1870 mm
Payload Capacity	880 kg
Cargo Capacity	3 m^3
Max Speed	80 km/h
Range	110 km
Battery Type	LiFePO4

Source: CEG Management

The Neibor® 300 is the largest vehicle in the Neibor® range. It is designed for last-mile delivery and community delivery. The Neibor® 300 has a similar cargo capacity to the Metro® but simpler cabin design, meaning it can have a lower price point. The Neibor® 300 is currently under development and is expected by CEG to become commercially available by the end of Q2 2022.[65]

[61] CEG Management
[62] CEG Management
[63] http://www.cenntroauto.com/
[64] CEG Management
[65] CEG Management

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Lander

Specifications	
Dimensions	3990x1580x2050 mm
Payload Capacity	1000 kg
Cargo Area	2 x 1.7 m
Max Speed	50 km/h
Range	80 km
Battery Type	LiFePO4

Source: http://www.cenntroauto.com/

The Lander is an electric ORV designed for recreational, agricultural and landscaping use. As such, this model is not required to meet Department of Transportation (**DOT**) and Highway Safety Organization's regulations. The target users of the Lander are commercial and independent farmers, ranchers, and hunters, and organisations that require durable electric ORVs in a commercial setting. These settings may include a campus, municipal park, large outdoor venue, hotel or resort. The Lander is expected by CEG to become commercially available to US customers in Q4 of 2021.[66]

KombiES

The Kombi ES is an electric ORV designed to be used at resorts, college campuses, parks and farms. Currently there are no plans to release the Kombi ES, but CEG will revisit this plan if demand appears strong.[67]

Source: CEG Management

[66] CEG Management
[67] CEG Management

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APPENDIX E: Selected industry player overview

In this appendix we summarise some qualitative and quantitative analysis of a number of companies operating in the electric vehicle industry, that are broadly comparable to CEG. This information is provided for illustrative purposes and includes the competitive landscape as well as financial performance expectations. We have also presented a snapshot of market pricing multiples and share trading trends for listed companies broadly comparable to CEG.

E.1. Industry players' description of operations

Table 36: Selected industry players technological developments summary

OEMs with battery/fuel cell capabilities	Core & potential target markets	Technology	Technology claim
Electric Last Mile Solutions	Class 1 - 3 Truck	EV	Top selling EV model in China in 1H20 with large national EV fleetcustomers; 30k units on the road on the back of lowest TCO, connected data platform and customization of models
Lightning eMotors	Class 3-7 Truck & Chargin Solutions	EV & FCEV	First mover with 50%+ share in Class 3-6 Evs, with proprietary transmission (using batteries sourced from Romeo), robust IP portfolio around internal systems and TCO that is already lower vs ICE
Lion Electric	Class 5 -8 Truch & Bus	EV	300 vehicles in operation with ~2.5k vehicles manufacturing capacity per year; ~10+ years of R&D and differentiating capabilities in maintenance, charging infrastructure, sustainable trucking as a service and V2G customer solutions
Arrival	Class 1 - 5 Truck & Bus	EV	Microfactories concept allows flexible, low capex production, with scale + profitability advantages as production ramps vis a vis vertical integration, proprietary hardware, software and robotics platform
XL Fleet	Class 2-8 commercial vehicles	EV	3k systems deployed, with production capacity of ~100k units annually, and uniquely positioned to deliver 'electrification as-a-service'
Canoo	Automotive, Class 1-3 commercial vehicles	EV	Modular, purpose built EV offering with proprietary 'scateboard' technology; Three distinct revenue streams: engineering services, B2C transportation and B2B OEM/skateboard sales
Hyliion	Class 8 Truck	Hybrid Electric, R/CNG and FCEV	Proprietary hybrid electric and FCEV technologies capable of generating significantly lower TCOs vs. alternative powertrain competitors; capable of integrating technology with existing OEMs utilizing proprietary battery systems and variety of software/data technologies
Workhorse	Class 2-6 Truck	EV	ZEV producer targeting last mile delivery application utilizing superior range and TCO characteristics
Xos Trucks	Class 5-8 Truck	EV	Industry leading TCO and 'fleet-as-a-service' offering; proprietary technology across battery systems, management systems, and the Xos modular chasis, in addition to key contracted fleet customers and existing trucks on the road
Advent Technologies	Class 1-8 Truck, Automotive, Marine, Off-grid Power, Aviation, Energy Storage	FCEV	Superior hydrogen fuel cell/reformer technology and high temp PEM membrates + membrane & electrode assembly

Source: Analyst's reports

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Table 37: Selected industry players development stage

Company
Early-stage development
Late-stage development
Pre-production
Commercial Production
Electric Last Mile Solutions
Lightning eMotors
Lordstown Motors
Arrival
Canoo
Workhorse
REE

Source: Analyst reports

Table 38: Selected industry players product range

Company		LCV Product / Pipeline					
ELMS	Electric Last Mile Solutions	**Urban Delivery and Urban Utility** Battery: 42kWh Range: ~240 km					
LIGHTNING eMOTORS	Lightning eMotors	**All-electric powertrains in production for:** Ford Transit 350HD, Ford E-450, Ford F-59 van, Ford F-550, Chevrolet 6500XD 30-foot, 35-foot, and 40-foot transit buses.					
LORDSTOWN	Lordstown Motors	**Endurance Pickup** Battery: 109 kWh Range: ~400 km					
ARRIVAL	Arrival	**Arrival Van** Battery: 44 - 133kWh Range: 350 km					
CANOO	Canoo	**MPDV 1** Battery: 40-80kWh Range: ~209-370 km		**Pickup** Battery: - Range: ~320 km		**MPDV 2** Battery: 40-80kWh Range: ~144-305 km	
WORKHORSE	Workhorse	**C650 & C1000** Battery: 70 kWh Range: ~160 km					
REE	REE*	**Robotaxi** Battery: -na- Range: -na-					

*REE will collaborate with contract manufacturers and OEMs to produce vehicles "powered-by-REE", where REE will only provide the skateboard for the EV

Source: Analysts' reports

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Table 39: Selected industry players operations description and competitive advantages

Company		Founded	Core & potential target markets	Region	Strategy	Selling Points	Customers / Partners
ELMS	ELMS is a commercial electric vehicle manufacturer specializing in the design, engineering, manufacture, and customization of electric last mile delivery and utility vehicles. Troy, Michigan is the company's headquarters. The Company is developing electric cargo vans with characteristics such as a payload capacity of 2,403 pounds, a range of 150 to 200 miles, and a fast-charging time. It also provides fleet management and data-driven telematics solutions.	2020	Class 1 - 3 Truck	US	• Acquired EV manufacturing facility with up to 100,000-unit annual capacity in Mishawaka, Indiana. • Utilizing global EV/ECV platforms • Strategic supply chain in place • Sales channel utilizes direct sales, fleet management companies, dealer/distributors and upfitters • ELMS engineering center established and staffed for vehicle integration, design and launch of commercial EV products.	• Telematics (Fleet tracking and business planning) • Low TCO including acquisition price and operating costs • Parts & service support • One stop integrated customization for specific use cases	• 45k+ pre-orders as of March 16, 2021 (non-binding) representing ~$1 bn in expected revenue • Non-binding purchase agreements with UPS and FedEx contractors. • Binding agreements with Liuzhou Wuling Automobile Industry Co. Ltd., a leading manufacturers of electric cargo vans, for supply of components. • Partnership with Trane Technologies plc's Thermo King unit to build first-of-its-kind all-electric refrigerated delivery vehicle prototype and test with potential customers.
LIGHTNING eMOTORS	Multi-category commercial vehicle and charging solution developer. The firm creates electric vehicles in a variety of categories, including medium and heavy-duty vehicles such as delivery trucks, shuttle buses, and passenger vans. It also provides charging solutions for electric vehicles, including charge management software, charging equipment, analytics, and more.	2008	Class 3-7 Truck & Chargin Solutions	US	• Designing and manufacturing every aspect of the powertrain from the bottom up. • Retrofitting commercial vehicle platforms (example, Ford Transit) with electric powertrains. • Projected scaling of operations to 3,000 units. • Direct engagement with national and regional fleets (parcel delivery, linen and uniform rental fleets, regional goods movement, bakeries, grocery and meal-kit delivery, among others)	• Purpose built • Large degree of customization • Agreements with blue chip customers and partners	• ~140+ vehicles on road, ~1,500 vehicles on order • Partnerships with Ford, Hino, Plug Power, and Borg Warner • Partnership with ABC Companies for in-city coaches, REV Group for school buses, Forest River for bus technology and charging solutions • Blue chip customers base (DHL, Amazon, CBRE) • Partnership for batteries (Romeo Power Technology, Proterra, Octillion, and eMatrix), drivetrain (BorgWarner, DANA, and Danfoss), and Fuel Cell EV (Plug Power)
LORDSTOWN	Lordstown Motors is a manufacturer of electric vehicles specializing in an electric pickup trucks and focusing on the commercial fleet market. The firm is developing the "Endurance," an electric pickup truck with features such as a 109 kWh battery capacity, a defect monitoring system, and the fastest charging time possible. To provide efficient mobility, the wheels are connected to the hub motor, which is combined with software that monitors and modifies the performance of the wheels in motion.	2018	Class 1	US	300 vehicles in operation with ~2.5k vehicles manufacturing capacity per year; ~10+ years of R&D and differentiating capabilities in maintenance, charging infrastructure, sustainable trucking as a service and V2G customer solutions	• Retooling of former GM conventional vehicle plant is complete. The in-wheel motors and lithium-ion battery packs will be manufactured in-house. • First mover advantage, however the company is facing competition earlier than expected • Rely on in-hub motor technology, which is still a relatively unproven • Focus on fleet customers • Intends to build company-owned service centers to offer maintenance, repair, parts, and other services related to the Company's products.	• First all-electric pickup truck • 4-wheel drive delivered through unique hub motor design with motors in each wheel and software-controlled power delivery
ARRIVAL	Arrival is a multi-category commercial electric vehicle company. The firm develops electric buses, vans, and other vehicles using proprietary software, materials, and components. It has features like modular design, optimum production process management, recyclable goods to reduce waste, plug-and-play hardware supported by software, and so on. It also creates digital solutions such as fleet management and driver applications to manage and process data in real time.	2015	Class 1 - 5 Truck & Bus	US, Europe, India	• Vertically integrated business model • Utilizing highly automated and vertically integrated micro factories (already exist in Rock Hill and West Charlotte) • New Indian R&D engineering center announced as first foray into Indian market on back of government interest and customer demand resulting in LOIs	• Custom-built vehicles • Platforms can be used to build vehicles of any shape and size	• ~59k non-binding orders and LOIs (including non-LCV vehicles) • UPS non-binding agreement - 2023 - Arrival Truck • Uber - Arrival Car (non-binding) • Hyundai and Kia invested EUR 100 mn in April 2020 • Announced initial order of 3,000 vans from Leaseplan in Europe.
CANOO	Canoo Inc, an electrical mobility company, has developed a multi-purpose platform which enables it to design and bring to market new products for multiple use cases. The platform is self-contained, fully functional rolling chassis that directly houses all of the most critical components for operation of an EV. Currently, the company is developing electric vans, and a pickup truck. A lifestyle product is also under early stages of development.	2017	Automotive, Class 1-3 commercial vehicles	US, Europe	• Many different cabin types fitting onto a single wheelbase. • Plans to create data software which collects large usable amounts of driving and vehicle data for entering "aftermarket"	• In-house sakateboard, on which a range of vehicles can be built. • Developing software designed specifically for Canoo vehicles.	• Surpassed 9,500 Non-Binding Pre-Orders Across Lifestyle Vehicle, Pickup Truck and Multi-Purpose Delivery Vehicle • Manufacturer: VDL Nedcar (15,000 units expected in 2023); awarded VDL Nedcar as contract manufacturer to meet Q4 2022 SOP for Lifestyle Vehicle • Phase II: Canoo US Manufacturing site likely to be set up in Oklahoma
WORKHORSE	Workhorse Group Inc., originally known as AMP Holding Inc, designs, manufactures, constructs, and distributes battery-electric vehicles and aircraft. The company also creates cloud-based and real-time telematics performance monitoring tools that help fleet operators save money and time by maximizing energy and route efficiency. Under the Workhorse brand, it sells electric and range-extended medium-duty delivery vehicles. It has also developed the HorseFly Unmanned Aerial System, a custom-designed, all-electric drone system.	2007	Class 2-6 Truck	US	• Capacity to produce 3-5 vehicles per day	• Quick stop/start • Lower clearance • Potential ability to build 250-1,250 cu ft capacity vehicles • Workhorse EVs are equipped with in-house telematics system, Metron	• 381 vehicles on road • Backlog of 8,000 units as of Q2 2021 • Partnership with Hitachi operational assessment of manufacturing • Pride Group PO for 3,320 EVs in January 2021 – 14 EVs in Q2 2021 • Tentative purchase agreement with UPS for 950 Evs
REE	REE is a four-wheeler platform manufacturer for electric and autonomous vehicles. It creates a flat and flexible platform that allows customers to construct their own electric and autonomous vehicle. It offers a variety of products, such as the P1 (which can carry 1.8 tonnes) that are used in the development of last-mile delivery vehicles. P2 (carrying 2 tonnes) is used in the development of sub-urban delivery vehicles, while P4 (carrying 4 tonnes) is used in the development of E-Shuttle. It has characteristics such as cost optimization, energy efficiency, optimal development time, and preventative AI maintenance, among others.	2011	Class 1 - 6 for platform	Israel, US, UK, Germany, Japan	• Horizontal player for maximum speed to market, for minimum investment, and with superior variable cost structures • CapEx-light integration strategy – minimal capital investments, simplified processes, multiple global locations for optimal global footprint • Extensive network of global partners – including leading automotive suppliers, for reduced risk associated with new technology •-REE will assemble components at its integration centers, thus reducing Capex requirements • Expect to have a network of 15 integration centers by 2026 with annual capacity of ~600k units	• Modular design • Superior TCO1 enabled by REEcornerTM under an hour Corner to Corner replacements • Skateboard design allows maximum cargo space • REE technology designed to manage all vehicle dynamics functions, allowing for smoother and safer autonomous driving and faster time to market • Highest volumetric efficiency, lower maintenance costs, robust designs, and longer lifecycles via upgradeable corners and bodies	• Business Alliance with Hino (a Toyota company) • Strategic collaboration agreement with Magna • Strategic development agreement with Navya on autonomous vehicles • MOU with Mahindra • Co-operation and supply agreement with MaaS provider • MOU with global logistic company • Production partners include AAM, KYB, Mahindra & Mahindra, Musashi, among others

Source: Summary of information contained in various analysts' reports

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E.2. Industry players projected units sales

The following is a summary of forecast sales for a number of companies in the North American eLCV industry segment as presented in a report by LCM Automotive.

Table 40: Selected industry players projected unit sales in North America

North America projected unit sales in eLCV
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
2021
2022
2023
2024
2025
Bollinger
Bright Drop
Rivian
Arrival
Canoo
ELMS
Tesla
Workhorse

Source: LMC Automotive Global Light Vehicle Forecast _ Quarter 3, 2021

As illustrated in the chart above, there is significant growth expected in the eLCV industry segment in North America.

The following is a summary of the forecast global sales for a number of companies in the eLCV industry segment as presented in the report by LCM Automotive.

Table 41: Selected industry players projected unit sales - worldwide

Projected sales (number of eLCV)
180,000
160,000
140,000
120,000
100,000
80,000
60,000
40,000
20,000
-
2021
2022
2023
2024
2025
BrightDrop
Tesla
Rivian
Arrival
Canoo
ELMS
Workhorse
Bollinger
LEVC

Source: LMC Automotive Global Light Vehicle Forecast _ Quarter 3, 2021

As illustrated in the chart above, there is significant growth expected in the eLCV industry segment worldwide.

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E.3. Industry players projected financial performance and implied revenue multiples

The following is a summary of market statistics for a number of the companies in the North American eCV industry segment, including share prices, market capitalisation, historical and forecast revenue and revenue multiples.

Table 42: Selected industry players projected revenue and revenue multiples (as at 31 October 2021)

Company Name	Share Price (USD)	Market Cap (USD m)	Enterprise Value (USD m)	Revenue Estimates (USD m)						EV/Revenue Multiple					
				LTM	2021	2022	2023	2024	2025	LTM	2021	2022	2023	2024	2025
Arrival	16.5	10,256	9,875	-	-	688	3,750	13,706	31,865	n.a	n.a	14.4x	2.6x	0.7x	0.3x
Canoo Inc.	8.0	1,905	1,356	2.6	-	52	663	1,301	2,000	531.7x	n.a	26.0x	2.0x	1.0x	0.7x
Workhorse Group Inc.	6.7	939	801	2.9	4.1	84	302	604	1,011	272.4x	193.5x	9.6x	2.7x	1.3x	0.8x
Electric Last Mile Solutions, In	8.9	1,054	882	-	17.4	513	970	1,813	2,792	n.a	50.7x	1.7x	0.9x	0.5x	0.3x
Fisker Inc.	16.1	4,752	3,810	0.1	0.0	308	2,199	5,110	8,641	nmf	nmf	12.4x	1.7x	0.7x	0.4x
Lordstown Motors Corp.	5.2	915	549	-	3.3	841	1,082	1,831	3,988	n.a	nmf	0.7x	0.5x	0.3x	0.1x
REE Automotive Ltd.	4.1	1,278	1,248	0.2	0.6	16	251	1,456	3,027	nmf	nmf	nmf	5.0x	0.9x	0.4x
Lightning eMotors, Inc.	8.2	604	480	18.0	24.9	196	537	951	1,644	26.6x	19.3x	2.5x	0.9x	0.5x	0.3x
XL Fleet Corp.	5.5	764	385	21.6	17.7	36	81	200	286	17.8x	21.7x	10.8x	4.8x	1.9x	1.3x
Hyliion Holdings Corp.	8.1	1,400	952	-	1.2	41	342	-	-	n.a	nmf	23.3x	2.8x	n.a	n.a
The Lion Electric Company	14.2	2,697	2,358	39.0	90.6	412	1,009	2,292	2,916	60.4x	26.0x	5.7x	2.3x	1.0x	0.8x

Source: S&P CapitalIQ

The following is a summary of share price movements for a number of eCV companies from the date the eCV company was acquired to 31 October 2021.

Table 43: Selected industry players' share price trends (up to 31 October 2021 compared to respective close date)

Company Name	Key Dates			Share Price ($)						Share Price Premium/(Discount) from Close Date + 1				
	IPO Date	Deal Announce Date	Deal Close Date	Close Date + 1	Close Date + 7	Close Date + 30	Close Date + 60	Close Date + 90	31/10/21	Close Date + 7	Close Date + 30	Close Date + 60	Close Date + 90	31/10/21
Arrival	13-Dec-19	18-Nov-20	24-Mar-21	22.8	16.1	16.8	18.9	16.1	16.5	-30%	-26%	-17%	-29%	-28%
Canoo Inc.	1-Mar-19	18-Aug-20	21-Dec-20	18.9	15.4	17.4	15.3	15.4	8.0	-19%	-8%	-19%	-19%	-58%
Workhorse Group Inc.	4-Jan-16		13-Jun-21	15.5	14.9	12.8	10.0	7.4	6.7	-4%	-18%	-36%	-52%	-57%
Electric Last Mile Solutions, Inc.	19-Aug-20	11-Dec-20	27-Jun-21	10.1	10.5	8.7	7.7	7.2	8.9	4%	-13%	-24%	-29%	-12%
Fisker Inc.	10-Aug-18	13-Jul-20	29-Oct-20	10.1	11.0	20.7	16.3	16.6	16.1	9%	104%	61%	64%	58%
Lordstown Motors Corp.	28-Feb-19	3-Aug-20	25-Oct-20	19.0	13.1	27.4	21.7	23.7	5.2	-31%	44%	15%	25%	-73%
REE Automotive Ltd.	24-Nov-20	3-Feb-21	22-Jul-21	10.2	8.4	9.6	5.9	4.7	4.1	-18%	-6%	-42%	-54%	-60%
Lightning eMotors, Inc.	14-May-20	10-Dec-20	6-May-21	8.6	6.0	8.2	8.2	6.4	8.2	-30%	-6%	-6%	-26%	-5%
XL Fleet Corp.	12-Jul-19	18-Sep-20	21-Dec-20	17.5	26.8	19.0	17.6	12.1	5.5	53%	8%	0%	-31%	-69%
Hyliion Holdings Corp.	28-Feb-19	19-Jun-20	1-Oct-20	39.5	31.0	18.9	20.1	16.7	8.1	-22%	-52%	-49%	-58%	-80%
The Lion Electric Company	18-Aug-20	30-Nov-20	6-May-21	21.6	14.2	20.4	19.5	14.6	14.2	-34%	-6%	-10%	-32%	-34%

Source: S&P CapitalIQ

The table above illustrates the high degree of risk and share price volatility that has been experienced in the eCV sector. A number of eCV companies have experienced significant decreases in share price since their acquisition. Since all of these companies are in an early stage of development, as is the industry, it is not clear yet which may be successful.

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APPENDIX F: Valuation of Incentive Shares, Warrants and Options

Introduction

This appendix summarises our valuation of the instruments that form a part of the capital structure of NBG before and after the Proposed Transaction, collectively referred to as the Options[68]. The Options include:

A. the Esousa Warrants;

B. the Non-Executive Directors' Options; and

C. the CEO Incentive Shares.

Refer to Section 3.5 of this Report for further details.

We have assessed the fair market value of the Options in order to estimate the the diluted number of shares and the cost to NBG of these instruments before and after the Proposed Transaction. We have valued the Options assuming inputs based on the term sheets of the Options as well as market data including the current share price of NBG, noting that it has been recently inflated by the Reddit and Robinhood market activity and may also be reflecting the market's expectation of a value-accretive acquisition. The share price, as an input, has a significant impact on the value of the Options.

Summary of valuation

Theoretical background

The valuation of an option is a function of the price of the underlying share into which the option may convert, the remaining life of the option, the exercise price, risk free rates of interest and the anticipated yield of the underlying share. The price of an option is the sum of its intrinsic value and its time value. Intrinsic value is based on the difference between the option's exercise price and the current price of the underlying instrument and time value is the residual value of the option's premium above any intrinsic value.

An option is a contract which gives the option-holder the right, but not the obligation, to buy or sell an underlying asset or instrument at a specified exercise price on or before a specified date. The estimation of the value of share-based payments requires judgement with respect to the appropriate valuation methodology. The choice of valuation method is determined by the structure of the awards, particularly vesting conditions. The valuation methodologies described in this secion are underpinned by the 'risk neutral' probability framework using lognormal share price estimates. This framework is commonly associated with the Black Scholes Option Pricing Model, however it can be implemented in a number of other valuation techniques.

Black Scholes option pricing model

The Black-Scholes Option Pricing Model is a formulaic approach that can be used to price simple options or rights, where option exercise is only possible at expiry. The advantage of this approach is that it allows for the full distribution of share price outcomes whilst being computationally efficient; however it can only be used in a narrow range of circumstances. This approach considers the following variables:

a) Exercise price of the option

b) Current price of the underlying asset

c) Dividend yield

[68] As all of the above are forms of options, we have valued them using option valuation techniques. We have referred to them collectively as the Options.

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d) Volatility of the returns of the underlying asset

e) Time to expiry of the option

f) Risk free rate of return

Binomial model

Options can often involve complex option structures. Option structures may involve the possibility of exercise prior to the expiry of the option or alternatively, a performance hurdle. Analytic approaches may not be available for these complex option structures, hence it is necessary to use a computational technique such as a binomial model.

Under the binomial model, the time to expiry is divided into discrete steps and the share prices are allowed to either move up or down within each discrete step of time. A large number of discrete steps result in a closer approximation of the underlying movements in share price. The value of the security at each discrete step is determined and the present value of the future outcomes, weighted by probability, results in the value of the option.

The Binomial model is more flexible than other analytic approaches. It can cope with a variety of complications including early exercise and absolute return hurdles; however the implementation of this method can be more complicated. Binomial option valuation models involve plotting possible paths that might be followed by the price of the underlying asset over the life of the option. The outcomes of the movements in the asset price are discounted back to present value using the risk free rate. The model has the capability of valuing American Style options.

Monte Carlo model

The Monte Carlo model simulates potential future share price paths assuming that the share price evolves according to the geometric Brownian motion model. This allows the valuer to model whether any applicable vesting conditions or hurdles are met and calculate the payoff to the option holders. This payoff is discounted to arrive at the present value of the Options. The Monte Carlo Model is a flexible approach that accommodates conversion conditions and maturity conditions directly into the valuation approach.

Valuation assumtions for the Options

General inputs

For the purposes of valuing Options, we have assumed a valuation date of 5 November for Esousa Warrants and 31 October 2021 for Directors' Options and CEO Incentive Shares which is in line with the Valuation Date adopted in the Report.

The most recent available data for the share price of NBG and the risk-free rate was as at 29 October 2021. As such, we have assumed a share price of $0.6017, which is the most recent closing share price as at the Valuation Date. NBG does not currently expect to pay a dividend over the exercise periods of the Options. As such, we have assumed a dividend yield of nil.

We have selected a volatility of 90.0% based on historical observed volatility of NBG for the six months up to 31 October 2021. As discussed in Section 3.1, NBG divested its Bendon operations in April 2021. We have only considered the historical volatility for the period following the divestment as this resulted in a change of the business operations, assuming it is representative of the future volatility.

For the Esousa Warrants, we had adopted the closing share price as of the date of issue of 5 November 2021 of $0.6680, which is then discounted by 10.0% to result in $0.6012 for the purposes of the number of warrants to be issued and the issue price for the purposes of the option valuation was set at $0.7010, as advised by NBG Management.

Table 44 summarises the key inputs adopted in our fair market value analysis of the Options.

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Table 44: General inputs

Input	Value
Dividend yield	0.0%
Volatility	90.0%
Esousa Warrants	
Valuation date	5 November 2021
Most recent trading day	5 November 2021
Share price (USD)	0.7010
Exercise price (USD)	0.7348
Directors' Options and CEO Incentive Shares	
Valuation date	31 October 2021
Most recent trading day	29 October 2021
Share price (USD)	0.6017

Source: NBG Management, S&P Capital IQ, FTI Consulting analysis

The table below summarises the results of our volatility analysis over various time periods.

Table 45: Historical volatility of NasdaqCM:NAKD

From	Period to 31 October 2021	Volatility
17-Sep-21	45 days	93.0%
2-Sep-21	60 days	83.7%
3-Aug-21	90 days	86.9%
3-May-21	182 days	94.6%

Source: S&P Capital IQ, FTI Consulting analysis

As an assumption to our valuation of the Options, we have used the current share price of NBG that has been recently inflated by the Reddit and Robinhood market activity and may also be reflecting the market's expectation of a value-accretive acquisition.

Valuation of the Options

In the sections below we discuss the fair market value analysis of each of the Options.

A. Esousa Warrants

Background

The capital raising with Esousa Holdings involves the issue of units to Esousa equating to an aggregate $30.0 million at a price per unit equal to NBG's previous day's closing bid price less a 10% discount. Each unit shall consist of an ordinary NBG share, 0.65 of 1-year warrant and one 5-year warrant.[69] Esousa can exchange its warrants for common stock at any time prior to the expiry date. As such, we have valued the Esousa Warrants as American Call options.

Valuation analysis

We have applied a Binomial Model to calculate the value of the Esousa Warrants, using the assumed inputs below.

We have estimated the fair market value of the two tranches of the Esousa Warrants to be $29.4 million.

[69] 49,900,200 units of ordinary shares, 49,900,200 units of five-year warrants, and 32,435,130 units of one-year warrants.

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Table 46: Esousa Warrants

	1-year warrants	5-year warrants	Comments
Share price ($)	0.7010	0.7010	Set at this price as per discussions with NBG Management
Exercise price ($)	0.7348	0.7348	Equal to the closing share price of $0.6680 as of 5 November 2021 plus a 10% premium.
Risk Free Rate	0.15%	1.18%	US Treasury Rate at the Valuation date for a period matching the time to maturity.[70]
Time to maturity (years)	1.0	5.0	
Calculated value of one warrant ($)	0.2331	0.4820	
Total number of warrants issued	32,435,130	49,900,200	Each Esousa unit consists of one Esousa Share, 0.65 of 1-year warrant and one 5-year warrant. Based on a 10% discount to the share price of $0.6680 and an investment value of $30 million.
Total estimated fair market value of the Esousa Warrants ($)	7,559,887	24,051,026	

Source: NBG Management, FTI Consulting analysis

B. Directors' Options

Background

The Directors' Options plan provides an award of $50,000 per annum for each of the three directors, being Kel Fitzalan, Andy Shape and Simon Tripp (total of $150,000 per annum). The Directors' Options can be exercised at any time in the ten years following the vesting date. As such, we have valued the Directors' Options as American Call options. A director must be in office on the vesting date for their options to vest. We have assumed that all Directors' Options will meet this vesting condition.

Valuation analysis

We have used a Binomial Model to estimate the values of the Directors' Options, using the assumed inputs below.

We estimate, based on the 20-day VWAP preceding the issue date, that the Directors have been allocated 183,223 options as at 31 October 2021 (included), that we have valued at $93,653.

Table 47: Directors' Options

	Tranche A	Tranche B	Tranche C	Comments
Exercise price (USD)	0.6330	0.5680	0.6470	The VWAP for the 20 trading days immediately prior to the vesting date.
Vesting date	30-Apr-21	31-Jul-21	30-Oct-21	
Expiry date	30-Apr-31	31-Jul-31	30-Oct-31	
Risk Free Rate	1.55%	1.55%	1.55%	US Treasury Rate at the Valuation Date for a period matching the time to maturity.[71]
Time to maturity (years)	9.5	9.8	10.0	
Value of one Directors' Option ($)	0.506	0.515	0.512	
Total number of Directors' Options issued	59,242	66,021	57,960	The quarterly award divided by the 20-day VWAP immediately prior to the vesting date.

Source: FTI Consulting analysis

[70] The incentive shares are converted on the annual anniversaries of the Incentive Letter. The Incentive Letter is dated 22 September 2021.
[71] The incentive shares are converted on the annual anniversaries of the Incentive Letter. The Incentive Letter is dated 22 September 2021.

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C. CEO Incentive Shares

Background

Under the CEO incentive plan, signed on 22 September 2021, JADR Consulting, an entity associated with Justin Davis-Rice is to receive shares equating to 1.5% of the increase in NBG's market capitalisation on each of the three annual anniversaries of the agreement.[72] Per the invitation letter addressed to JADR Consulting, if there is a change of control, the share issue dates will be accelerated to match the change in control date.[73]

We have estimated the value of the CEO Incentive Shares assuming two scenarios:

a) Before the Proposed Transaction: the CEO Incentive Shares would be converted on each of the three annual anniversaries of the agreement. This would result in issuance of three lots of shares with the value equal to 1.5% of the increase in NBG's market capitalisation above $545 million for each lot.[74] As the CEO Incentive Shares are to be converted on the first, second and third anniversary of the agreement, we have valued them as European Call options.

b) After the Proposed Transaction: change in control would trigger an acceleration of the issuance of the CEO Incentive Shares, which would result in the issuance of shares totalling 4.5% of the increase in the market capitalisation above $545 million. As the CEO Incentive Shares are to be automatically issued on the date of the change of control, we have valued them as European Call options.

Below we outline the valuation assumptions and findings under each of these scenarios.

a. CEO Incentive Shares – before the Proposed Transaction

We have used a Monte Carlo Model to simulate the future movements in the current share price to the expiry dates (being the first, second and third anniversaries of the agreement). We estimate the total value to be $13.4 million.

Table 48: CEO Incentive Shares – inputs (before the Proposed Transaction)

Input	1st Anniversary	2nd Anniversary	3rd Anniversary	Comments
Expiry date	22-Sep-22	22-Sep-23	22-Sep-24	Incentive shares will be converted to shares on the first, second and third anniversaries of the Incentive Letter dated 22 September 2021.
Time to maturity (years)	0.89	1.89	2.89	
Exercise price (USD)	-	-	-	Nil per Incentive Letter
Risk-free rate	0.15%	0.48%	0.75%	US Treasury Rate for a period matching the time to maturity as at the Valuation Date.[75]

Source: Incentive Letter, FTI Consulting analysis

Table 49: CEO Incentive Shares – valuation (before the Proposed Transaction)

	Ref	1st Anniversary	2nd Anniversary	3rd Anniversary	Total	Comments
Simulated closing share price at expiry date ($)	*A*	0. 7524	0.8281	0.8811		
Number of shares on issue at expiry date	*B*	1,027,997,065	1,027,997,065	1,027,997,065		Per Table below
Market Capital at expiry date ($)	C=A xB	773,514,132	851,285,188	905,764,353		

[72] The incentive shares are converted on the annual anniversaries of the Incentive Letter. The Incentive Letter is dated 22 September 2021.
[73] Letter of Incentive from NBG to Justin Davis-Rice dated 22 September 2021.
[74] The incentive shares are converted on the annual anniversaries of the Incentive Letter. The Incentive Letter is dated 22 September 2021.
[75] https://www.treasury.gov/resource-center/data-chart-center/interest-rates/pages/textview.aspx?data=yield

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Market Capital at issue date ($)	*D*	545,000,000	545,000,000	545,000,000		Per Incentive Letter
Increase in Market Capital ($)	*E=C-D*	228,514,132	306,285,188	360,764,353		
Incentive % of increase	*F*	1.50%	1.50%	1.50%		Per Incentive Letter, to be issued with three tranches of shares with a value equal to 1.5% of the increase in market capital to maturity.
Value of CEO Incentive Shares (USD)	*G=ExF*	3,427,712	4,594,278	5,411,465	**13,433,455**	
Number of shares to be issued	*G/A*	4,555,415	5,547,969	6,141,741	**16,245,126**	

Source: FTI Consulting analysis

b. Valuation of the CEO Incentive Shares after the Proposed Transaction

We have used the Monte Carlo Model to simulate the possible future share prices to the expiry date (being the date of the change of control, which we have assumed will take place in 1.5 months). We set out in the table below, our inputs and our valuation estimates for the CEO Incentive Shares assuming the Proposed Transaction occurs in 1.5 months from the Option Valuation Date. We have estimated the value of the CEO Incentive Shares to be $67.8 million. We note that assuming a price range of the NBG shares of between $0.502 and $0.833, being the low and the high share price for the six months period to 16 November 2021, the value of the CEO Incentive Shares would be between $52.5 million and $103.2 million. The actual value of the CEO Incentive Shares will be determined at completion of the Proposed Transaction.

Table 50: CEO Incentive Shares – inputs (after the Proposed Transaction)

Input	Value	Comments
Time to maturity (months)	1.5	Incentive Shares will be converted to shares contemporaneously with any Change of Control. Assumes the change of control will occur in 1.5 months.
Exercise price	-	Nil per Incentive Letter
Risk-free rate	0.08%	US Treasury Rate for a period matching the time to maturity as at the Valuation Date.[76]

Source: Incentive Letter, FTI Consulting analysis

Summary of valuation conclusion

In the below table, we set out the number of NBG shares before and after the Proposed Transaction.

Table 51: Number of NBG shares

Naked shares on issue assumptions	Before the Proposed Transaction	After the Proposed Transaction
Number of ordinary shares on issue	909,704,498	909,704,498
Esousa Holdings private placement shares	49,900,200	49,900,200
ATM capital raise	34,988,585	34,988,585
Unissued Directors' shares	282,006	282,006
Total number of ordinary shares on issue	**994,875,289**	**994,875,289**
Warrants on issue[77]	503,423	503,423

[76] https://www.treasury.gov/resource-center/data-chart-center/interest-rates/pages/textview.aspx?data=yield
[77] Section 3.5

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Naked shares on issue assumptions	Before the Proposed Transaction	After the Proposed Transaction
Esousa 1-year warrants	32,435,130	32,435,130
Esousa 5-year warrants[78]	-	49,900,200
Directors' Options[79]	183,223	183,223
Total warrants and options	**33,121,776**	**83,021,976**
Estimated fully diluted shares pre-closing	**1,027,997,065**	**1,077,897,265**
Consideration Share Ratio	n.a	2.333
Shares to be issued to CEG shareholders	n.a	2,330,591,872
Options to be issued to CEG shareholders	n.a	184,501,745
Estimated fully diluted shares after closing	**1,027,997,065**	**3,592,990,882**
CEO Incentive Shares (1)	n.a	112,644,426
Fully diluted shares on issue	**1,027,997,065**	**3,705,635,308**

Source: Management, FTI Consulting analysis

Note: (1) The shares resulting in the table above marginally differ to the shares assumed by NBG Management due to different share price assumptions stemming from the valuation analysis.

We set out in the table below the total calculated value of the CEO Incentive Shares, Esousa Warrants and Directors' Options.

Table 52: Summary of CEO Incentive Shares, Esousa Warrants and Directors' Options

Total value ($000's)	Before the Proposed Transaction	After the Proposed Transaction
A. Esousa Warrants	**31,611**	**31,611**
1-year warrants	7,560	7,560
5-year warrants	24,015	24,051
B. Directors' Options	**94**	**94**
C. CEO Incentive Shares	**13,433**	**67,815**[80]
Total	**45,138**	**99,519**

Source: FTI Consulting analysis

[78] We have assumed the five-year warrants are unlikely to be exercised until expiry assuming no change in control.
[79] Appendix F part B. Directors' Options
[80] We note that assuming a price range of the NBG shares between $0.502 and $0.833, being the low and the high share price for the six months period to 16 November 2021, the value of the CEO Incentive shares would have been estimated between $52.5 million and $103.2 million, while the actual value of the CEO Incentive shares will be determined based on the resulting share price as per the agreement, prior to the completion of the Proposed Transaction.

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About FTI Consulting

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